UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): February 7, 2022

DPCM CAPITAL, INC.

(Exact Name of Registrant as Specified in its Charter)

Delaware	001-39638	85-0525645
(State or other jurisdiction of incorporation)	(Commission file number)	(IRS Employer Identification No.)

382 NE 191 Street, #24148 Miami, FL 33179
(Address of principal executive offices) (Zip Code)

Registrant’s telephone number, including area code: (305) 857-5086

Not Applicable

(Former Name, or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A Common Stock and one-third of one Warrant	XPOA.U	The New York Stock Exchange
Class A Common Stock, par value $0.0001 per share	XPOA	The New York Stock Exchange
Warrants, each whole warrant exercisable for one share of Class A Common Stock at an exercise price of $11.50	XPOA WS	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01	Entry into a Material Definitive Agreement.

Transaction Agreement

On February 7, 2022, DPCM Capital, Inc., a Delaware corporation (“SPAC”), D-Wave Quantum Inc., a Delaware corporation and a direct, wholly-owned subsidiary of SPAC (“NewCo”), DWSI Holdings Inc., a Delaware corporation and a direct, wholly-owned subsidiary of NewCo (“Merger Sub”), DWSI Canada Holdings ULC, a British Columbia unlimited liability company and a direct, wholly-owned subsidiary of NewCo (“CallCo”), D-Wave Quantum Technologies Inc., a British Columbia corporation and a direct, wholly-owned subsidiary of CallCo (“ExchangeCo” and together with SPAC, NewCo, Merger Sub and CallCo, the “SPAC Parties”), and D-Wave Systems Inc., a British Columbia company (the “Company”), entered into a transaction agreement (the “Transaction Agreement”) relating to a business combination between SPAC and the Company (the “Proposed Transaction”). The following description of the Transaction Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Transaction Agreement, a copy of which is included as Exhibit 2.1 to this Current Report on Form 8-K, and incorporated herein by reference. Capitalized terms used in this Current Report on Form 8-K but not otherwise defined herein have the meanings given to them in the Transaction Agreement.

Structure of the Transaction

The transaction is structured as follows:

(a)

On the Closing Date, Merger Sub will merge with and into SPAC (the “Merger”), with SPAC continuing as the surviving company after the Merger (the “Surviving Company”), as a result of which SPAC will become a direct, wholly owned subsidiary of NewCo, with the stockholders of SPAC receiving Newco Common Shares in the Merger;

(b)

Immediately following the Merger, by means of a statutory plan of arrangement under the Business Corporations Act (British Columbia) (the “Plan of Arrangement”), (i) CallCo will acquire a portion of the issued and outstanding Company Shares from certain holders in exchange for NewCo Common Shares (the “NewCo Share Exchange”), (ii) CallCo will contribute such Company Shares to ExchangeCo in exchange for ExchangeCo Common Shares, (iii) following the NewCo Share Exchange, ExchangeCo will acquire the remaining issued and outstanding Company Shares from the remaining holders of Company Shares in exchange for Exchangeable Shares and (iv) as a result of the foregoing, the Company will become a wholly-owned subsidiary of ExchangeCo. The holders of the Exchangeable Shares will have certain rights as specified in the Exchangeable Share Term Sheet, including the right to exchange Exchangeable Shares for NewCo Common Shares;

(c)

Concurrently with the execution of the Transaction Agreement, CDPM Sponsor Group, LLC, a Delaware limited liability company (the “Sponsor”), SPAC, NewCo and the Company entered into a Sponsor Support Agreement, pursuant to which, among other things, the Sponsor agreed to (i) vote in favor of the Transaction Agreement and the Transactions, (ii) a certain number of NewCo Common shares becoming subject to certain vesting conditions immediately prior to, and contingent upon, the Closing, (iii) reimburse or otherwise compensate SPAC for any SPAC Expenses in excess of Permitted SPAC Expenses and (iv) the forfeiture of certain SPAC Class B Shares, as summarized in the ‘Ancillary Documents’ section hereof;

(d)

Concurrently with the execution of the Transaction Agreement, each of the Supporting Company Shareholders entered into a Transaction Support Agreement with SPAC and the Company, pursuant to which each such Supporting Company Shareholder agreed to, among other things, support and vote in favor of the Company Arrangement Resolution, as summarized in the ‘Ancillary Documents’ section hereof;

(e)

Concurrently with the execution of the Transaction Agreement, certain investors (collectively, the “PIPE Investors”) entered into a subscription agreement (the “PIPE Subscription Agreement”), pursuant to which, among other things, each PIPE Investor subscribed to and agreed to purchase on the Closing Date, and NewCo agreed to issue and sell to each such PIPE Investor on the Closing Date, the number of NewCo Common Shares equal to the purchase price set forth therein, divided by $10.00 and multiplied the Exchange Ratio, in each case, on the terms and subject to the conditions set forth therein (the “Initial PIPE Financing”), as summarized in the ‘Ancillary Documents’ section hereof; and

(f)

At the Closing, NewCo, Sponsor, the other holders of SPAC Class B Shares and each Company Shareholder party thereto will, pursuant to the Plan of Arrangement, become parties to a registration rights and lock-up agreement (the “Registration Rights and Lock-Up Agreement”), pursuant to which, among other things, each of Sponsor, the other holders of SPAC Class B Shares and the Company Shareholders (a) will agree not to effect any sale or distribution of certain Equity Securities of NewCo held by any of them during the lock-up period described therein and (b) will be granted certain registration rights with respect to their respective NewCo Common Shares, in each case, on the terms and subject to the conditions set forth therein, as summarized in the ‘Ancillary Documents’ section hereof.

Closing of the Transactions

The closing of the Transactions (the “Closing”) will take place electronically by exchange of the closing deliverables as promptly as reasonably practicable, but in no event later than the third (3rd) Business Day, following the satisfaction (or, to the extent permitted by applicable Law, waiver) of the conditions set forth in Article VIII of the Transaction Agreement (other than those conditions that by their nature are to be satisfied at the Closing, but subject to satisfaction or waiver of such conditions) (the “Closing Date”) or at such other place, date and/or time as SPAC and the Company may agree in writing.

Merger

At the Effective Time, by virtue of the Merger and without any further action on the part of the parties or any other Person, the following will occur:

(a)

To the extent any SPAC Units remain outstanding and unseparated, immediately prior to the Effective Time, the SPAC Common Shares and the SPAC Warrants comprising each such issued and outstanding SPAC Unit immediately prior to the Effective Time will be automatically separated and the holder of each SPAC Unit will be deemed to hold one (1) SPAC Common Share and one-third of one (1/3) SPAC Warrant. The SPAC Common Shares and SPAC Warrants held following the Unit Separation will be converted in accordance with the Transaction Agreement;

(b)

At the Effective Time, each issued and outstanding SPAC Class A Common Share (other than any Excluded Shares and after giving effect to the SPAC Stockholder Redemption) will be automatically converted into and exchanged for the right to receive from the depositary, for each SPAC Class A Common Share, a number of NewCo Common Shares equal to the lower of: (A) 1.4541326; and (B) (1) (x) the Post-Redemption SPAC Share Number, plus (y) 5,000,000 divided by (2) the Post-Redemption SPAC Share Number (the lower of (A) and (B), the “Exchange Ratio”), following which, each SPAC Class A Common Share will no longer be outstanding and will automatically be canceled and will cease to exist by virtue of the Merger and each former holder of SPAC Class A Common Shares will thereafter cease to have any rights with respect to the SPAC Class A Common Shares;

(c)

At the Effective Time, each issued and outstanding SPAC Class B Common Share (other than any Excluded Shares) will be automatically converted into and exchanged for the right to receive from the depositary, one NewCo Common Share, following which, each SPAC Class B Common Share will no longer be outstanding and will automatically be canceled and will cease to exist by virtue of the Merger and each former holder of SPAC Class B Common Shares will thereafter cease to have any rights with respect to the SPAC Class B Common Shares, except as provided in the Transaction Agreement or by applicable Law;

(d)

Pursuant to the terms of the Warrant Agreement, at the Effective Time, by virtue of the Merger and without any action on the part of any holder of a SPAC Warrant, each SPAC Warrant that is issued and outstanding immediately prior to the Effective Time will be automatically and irrevocably converted into one (1) NewCo Warrant on the same terms as were in effect immediately prior to the Effective Time; and

(e)

At the Effective Time, each share of common stock, par value $0.01 per share, of Merger Sub that is issued and outstanding immediately prior to the Effective Time will convert automatically into one (1) share of common stock, par value $0.01 per share, of the Surviving Company;

(f)

Each SPAC Common Share held in SPAC’s treasury or owned by the Company or any other wholly-owned subsidiary of the Company or SPAC immediately prior to the Effective Time (each, an “Excluded Share”), will be cancelled and will cease to exist, and no consideration will be paid or payable to any Person with respect thereto.

Registration Statement / Proxy Statement

As promptly as reasonably practicable following the date of the Transaction Agreement, SPAC and the Company will prepare and mutually agree upon and, as promptly as reasonably practicable following the delivery of the PCAOB Financials, NewCo will file with the SEC, the Registration Statement / Proxy Statement and will include a prospectus of NewCo in connection with registration under the Securities Act of the NewCo Common Shares pursuant to the Transaction Agreement and the Plan of Arrangement, and the proxy statement of SPAC which will be used in connection with the SPAC Stockholders Meeting for the (i) the adoption and approval of the Transaction Agreement and the Transactions; (ii) the adoption and approval of each other proposal that the staff of the SEC indicates is necessary in its comments to the Registration Statement / Proxy Statement or in correspondence related thereto; (iii) the adoption and approval of each other proposal reasonably agreed to by SPAC and the Company as necessary or appropriate in connection with the consummation of the Transactions; (iv) if necessary, an amendment to SPAC’s Governing Documents ensuring the SPAC Class B Common Shares receive the appropriate consideration in the Merger; and (v) the adoption and approval of a proposal for the adjournment of the SPAC Stockholders Meeting, if necessary, to permit further solicitation of proxies because there are not sufficient votes to approve and adopt any of the foregoing (collectively, the “Transaction Proposals”) in accordance with and as required by SPAC’s Governing Documents, applicable Law, and any applicable rules and regulations of the SEC and NYSE.

Stock Exchange Listing

SPAC will use its reasonable best efforts to (i) cause the NewCo Common Shares issuable in accordance with the Transaction Agreement (including the NewCo Common Shares issuable pursuant to the exchange or exercise of the Exchangeable Shares) to be approved for listing on NYSE, subject to official notice of issuance thereof, and (ii) to satisfy any applicable initial and continuing listing requirements of NYSE, in each case as promptly as reasonably practicable after the date of the Transaction Agreement, and in any event prior to the Effective Time.

Representations, Warranties and Covenants of the Company and SPAC Parties

The Transaction Agreement contains customary representations, warranties and covenants of the Company and the SPAC Parties. The Company and SPAC have also agreed to customary “no shop” and interim operating covenants and obligations. Subject to limited exceptions, the representations and warranties of the Parties and the covenants made under the Transaction Agreement will not survive the Closing.

Conditions to Closing

Mutual

The obligations of the parties to consummate the Transactions are subject to the satisfaction or, if permitted by applicable Law, waiver by the Company and SPAC of the following conditions:

(a)

the Company Arrangement Resolution shall have been approved by at least two-thirds of the votes cast by Company Shareholders and holders of Company Options, voting together as a single class, in person or by proxy (the “Company Required Approval”) at the Company Shareholders Meeting in accordance with the Interim Order;

(b)

the Interim Order and the Final Order shall have been obtained on terms consistent with the Transaction Agreement and shall not have been set aside or modified in a manner unacceptable to either SPAC or the Company, each acting reasonably, on appeal or otherwise;

(c)	the Investment Canada Act approval shall have been obtained;

(d)	no Order or Law issued by any court of competent jurisdiction or other Governmental Entity or other legal restraint or prohibition preventing the consummation of the Transactions shall be in effect;

(e)

the Registration Statement / Proxy Statement shall have become effective in accordance with the provisions of the Securities Act, no stop order shall have been issued by the SEC and shall remain in effect with respect to the Registration Statement / Proxy Statement, and no proceeding seeking such a stop order shall have been threated or initiated by the SEC and remain pending;

(f)

SPAC shall have obtained the approval of each Transaction Proposal by the affirmative vote of the holders of the requisite number of SPAC Common Shares entitled to vote thereon, whether in person or by proxy at the SPAC Stockholders Meeting in accordance with the Governing Documents of SPAC and applicable Law (the “SPAC Stockholder Approval”); and

(g)

after giving effect to the Transactions (including the PIPE Financing), SPAC shall have at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) immediately after the Effective Time.

SPAC Parties

The obligations of the SPAC Parties to consummate the Transactions are subject to the satisfaction or, if permitted by applicable Law, waiver by SPAC (on behalf of itself and the other SPAC Parties) of the following further conditions:

(a)	the representations and warranties of the Company shall be true and correct, subject to materiality and material adverse effect standards contained in the Transaction Agreement (“Company Bringdown”);

(b)

the Company shall have performed and complied in all material respects with the covenants and agreements required to be performed or complied with by the Company under the Transaction Agreement at or prior to the Closing (“Company Material Performance”);

(c)	since the date of the Transaction Agreement, no Company Material Adverse Effect shall have occurred that is continuing; and

(d)

at or prior to the Closing, the Company shall have delivered, or shall have caused to be delivered, to SPAC a certificate duly executed by an authorized officer of the Company, dated as of the Closing Date, to the effect that the conditions specified in Sections (a), (b) and (c) above have been satisfied, in a form and substance reasonably satisfactory to SPAC.

The Company

The obligations of the Company to consummate Transactions are subject to the satisfaction or, if permitted by applicable Law, waiver by the Company of the following further conditions:

(a)

the representations and warranties of the SPAC Parties shall be true and correct, subject to materiality and material adverse effect standards contained in the Transaction Agreement (“SPAC Bringdown”);

(b)

the SPAC Parties shall have performed and complied in all material respects with the covenants and agreements required to be performed or complied with by them under the Transaction Agreement at or prior to the Closing (“SPAC Material Performance”);

(c)	the Aggregate Transaction Proceeds shall be equal to or greater than $115,000,000;

(d)

in the event Aggregate Transaction Proceeds would be equal to or less than $130,000,000 as of the redemption deadline for the SPAC Stockholder Redemption based on elections by holders of SPAC Class A Shares to redeem as of such date, and a good faith estimate of Unpaid SPAC Expenses and other amounts through Closing, the Sponsor shall have complied with, and consummated the transfers contemplated by the Sponsor Support Agreement;

(e)	the NewCo Common Shares to be issued pursuant to the Transactions shall have been approved for listing on NYSE;

(f)	since the date of the Transaction Agreement, no SPAC Material Adverse Effect shall have occurred that is continuing;

(g)	SPAC shall have taken all actions necessary or appropriate such that the Class B Adjustment and the Sponsor Share Adjustment shall take effect at or prior to the Closing; and

(h)

at or prior to the Closing, SPAC shall have delivered, or caused to be delivered, to the Company a certificate duly executed by an authorized officer of SPAC, dated as of the Closing Date, to the effect that the conditions specified in the sections (a), (b) and (f) above have been satisfied, in a form and substance reasonably satisfactory to the Company.

Termination

The Transaction Agreement may be terminated and the Transactions may be abandoned at any time prior to the Closing:

(a)	by mutual written consent of SPAC and the Company;

(b)

by SPAC, if any of the representations or warranties set forth in ARTICLE V of the Transaction Agreement shall have become untrue and incorrect or if the Company shall have failed to perform any covenant or agreement on the part of the Company set forth in the Transaction Agreement (including an obligation to consummate the Closing) such that the condition to Closing set forth in either the Company Bringdown or Company Material Performance cannot be satisfied and the breach or breaches causing such representations or warranties not to be true and correct, or the failures to perform any covenant or agreement, as applicable, shall not have been cured or cannot be cured within the earlier of (i) thirty (30) days after written notice thereof is delivered to the Company by SPAC, and (ii) the Termination Date, provided, none of the SPAC Parties is then in breach of the Transaction Agreement so as to prevent the SPAC Bringdown or SPAC Material Performance from being satisfied;

(c)

by the Company, if any of the representations or warranties set forth in ARTICLE VI of the Transaction Agreement shall have become untrue and incorrect or if any SPAC Party shall have failed to perform any covenant or agreement on the part of such applicable SPAC Party set forth in the Transaction Agreement (including an obligation to consummate the Closing) such that the condition to Closing set forth in either the SPAC Bringdown or SPAC Material Performance cannot not be satisfied and the breach or breaches causing such representations or warranties not to be true and correct, or the failures to perform any covenant or agreement, as applicable, shall not have been cured or cannot be cured within the earlier of (i) thirty (30) days after written notice thereof is delivered to SPAC by the Company and (ii) the Termination Date, provided, the Company is not then in breach of the Transaction Agreement so as to prevent the Company Bringdown or Company Material Performance from being satisfied;

(d)

by either SPAC or the Company, if the Transactions shall not have been consummated on or prior to August 7 (the “Termination Date”); provided, that (i) the right to terminate the Transaction Agreement pursuant to this Section shall not be available to SPAC if any SPAC Party’s breach of any of its covenants or obligations under the Transaction Agreement shall have proximately caused the failure to consummate the Transactions on or before the Termination Date, and (ii) the right to terminate the Transaction Agreement pursuant to this Section shall not be available to the Company if the Company’s breach of its covenants or obligations under the Transaction Agreement shall have proximately caused the failure to consummate the Transactions on or before the Termination Date;

(e)

by either SPAC or the Company, if any Governmental Entity shall have issued an Order or taken any other action permanently enjoining, restraining or otherwise prohibiting the Transactions and such Order or other action shall have become final and nonappealable;

(f)

by either SPAC or the Company if the SPAC Stockholders Meeting shall have been held (including any adjournment thereof), shall have concluded, SPAC’s shareholders shall have duly voted and the SPAC Stockholder Approval shall not have been obtained;

(g)	by either SPAC or the Company, if the Company Required Approval shall not have been obtained at the Company Shareholders Meeting in accordance with the Interim Order;

(h)	by the Company, if the Aggregate Transaction Proceeds shall be less than $115,000,000 as of the date that is twenty (20) days following the SPAC Stockholders Meeting or at any time thereafter; or

(i)	by SPAC, if the PCAOB Financials shall not have been delivered to SPAC on or before April 30, 2022.

Effect of Termination

If the Transaction Agreement is terminated, the entire Transaction Agreement shall forthwith become void and there shall be no liability or obligation on the part of the parties and their respective non-party affiliates except as set forth in the Transaction Agreement or in the case of termination subsequent to a willful material breach of the Transaction Agreement by a party thereto or in the event of Fraud.

Key Defined Terms in the Transaction Agreement

“Adjusted Equity Value” means the sum of (a) the Equity Value, plus (b) the Aggregate Company Option Exercise Price, plus (c) the Aggregate Company Warrant Exercise Price, less (d) Company Expenses in excess of $25,000,000, less (e) $38,033,370, less (f)(x) $10.00 multiplied by (y)(i) the number of NewCo Common Shares issued in the Initial PIPE Financing less (ii)(A) the number of Newco Common Shares issued in the Initial PIPE Financing divided by (B) the Exchange Ratio.

“Aggregate Closing PIPE Proceeds” means the aggregate cash proceeds actually received (or deemed received) by NewCo in respect of the Initial PIPE Financing and any subsequent additional PIPE financing (the “Additional PIPE Financing,” and together with the Initial PIPE Financing, the “(PIPE Financing”) (whether prior to or on the Closing Date).

“Aggregate Company Option Exercise Price” means the aggregate exercise price that would be payable to the Company in respect of all Company Options (whether vested or unvested) if all Company Options were exercised in full immediately prior to the Effective Time (without giving effect to any “net” exercise or similar concept).

“Aggregate Company Warrant Exercise Price” means the aggregate exercise price that would be payable to the Company in respect of all Company Warrants (whether vested or unvested) if all Company Warrants were exercised in full immediately prior to the Effective Time (without giving effect to any “net” exercise or similar concept).

“Aggregate Transaction Proceeds” means an amount equal to (a) the sum of (i) the aggregate cash proceeds available for release at Closing to any SPAC Party (or any designees thereof acceptable to the Company) from the Trust Account in connection with the Transactions (after, for the avoidance of doubt, giving effect to the SPAC Stockholder Redemption and any restrictions placed on the use of such cash proceeds in connection with any backstop or other similar arrangements), (ii) other unrestricted cash on the balance sheet of any SPAC Party at Closing and (iii) the Aggregate Closing PIPE Proceeds, minus (b) the Deducted SPAC Expenses and Liabilities.

“Consideration” means the aggregate number of Consideration Shares equal to (a) the Adjusted Equity Value divided by (b) $10.00.

“Consideration Shares” means NewCo Common Shares and Exchangeable Shares.

“Deducted SPAC Expenses and Liabilities” means an amount equal the sum of (a) the Unpaid SPAC Expenses (provided that to the extent such amount exceeds the Permitted SPAC Expenses and such excess has been reimbursed by Sponsor or Sponsor has forfeited Sponsor SPAC Shares (as defined in the Sponsor Support Agreement), in each case, pursuant to Section 1.1(c)(iii) of the Sponsor Support Agreement, such excess will not be included in this clause) and (b) the Unpaid SPAC Liabilities.

“Equity Value” means $1,200,000,000.

“Permitted SPAC Expenses” means the sum of (a) $35,000,000 plus (b) an amount up to $100,000 to the extent paid by SPAC to the PIPE Financing placement agents in connection with the Initial PIPE Financing plus (c) an amount equal to any fees payable by SPAC to the PIPE Financing placement agents in connection with the Additional PIPE Financing, if applicable.

“Post-Redemption SPAC Share Number” means the aggregate number of SPAC Class A Common Shares outstanding (other than any Excluded Shares) after giving effect to the SPAC Stockholder Redemption.

ANCILLARY DOCUMENTS

Plan of Arrangement

Immediately following the consummation of the Merger (the “Arrangement Effective Time”), the parties will proceed to effect the Arrangement on the terms and subject to the conditions set forth in the Plan of Arrangement and the Transaction Agreement or made at the direction of the Court in accordance with the Final Order with the prior written consent of SPAC and the Company, each such consent not to be unreasonably withheld, conditioned or delayed. The following description of the Plan of Arrangement does not purport to be complete and is qualified in its entirety by reference to the full text of the Plan of Arrangement, a copy of which is included as Exhibit 10.1 to this Current Report on Form 8-K, and incorporated herein by reference.

Actions to Be Undertaken Pursuant to the Plan of Arrangement

The following transactions will occur and will be deemed to occur in the order in which they appear without any further act or formality, effective as at five (5) minute intervals (in each case, unless otherwise specified) starting at the Arrangement Effective Time:

(a)

Cancellation of Other Securities. All securities of the Company, other than the Company Shares, the Company Options and the Company Warrants, will be deemed to have been surrendered to the Company and terminated and cancelled by the Company on a basis that does not entitle the holders thereof to any consideration and, thereafter, neither the holders of any such security nor the Company will have any rights, liabilities or other obligations in respect thereof.

(b)

Amendment of Company Equity Plan. The equity plan of the Company will be amended to clarify that the term “merger” as it is used in the equity plan of the Company means “the acquisition or establishment, direct or indirect, by one or more persons, whether by purchase or lease of shares or assets, by amalgamation, arrangement or by combination or otherwise, of control over or significant interest in the whole or a part of a business of a competitor, supplier, customer or other person.” This amendment allows existing options to be exercisable for shares of NewCo.

(c)

Dissenting Shareholders. The outstanding Company Shares held by Shareholders who have exercised their dissent rights pursuant to the Plan of Arrangement (“Dissenting Shareholders”) will be deemed to be transferred by the holders thereof to CallCo without any further authorization, act or formality by such holders, in consideration for the right to receive an amount determined and payable in accordance with the Plan of Arrangement, and

(i)

such Dissenting Shareholders will cease to be the holders of such Company Shares and to have any rights as holders of such Company Shares other than the right to be paid fair value by CallCo for such Company Shares;

(ii)	the names of such Dissenting Shareholders will be removed from the central securities registers of Company Shares; and

(iii)

CallCo will be deemed to be the legal and beneficial owner of such Company Shares so transferred, free and clear of all Liens and will be recorded as the registered Holder thereof on the register of holders of Company Shares, as applicable.

(d)

Non-Electing Company Shares. Subject to the terms and conditions of the Plan of Arrangement (including proration to limit the maximum number of Exchangeable Shares), each outstanding Company Share, other than Company Shares held by (i) Dissenting Shareholders, and (ii) holders who elected to receive Exchangeable Shares (collectively, the “Non-Electing Company Shares”) will be transferred to CallCo without any further authorization, act or formality, in exchange for per share consideration in the form of NewCo Common Shares, and

(i)

the Holders of such Non-Electing Company Shares will cease to have any rights related to such Non-Electing Company Shares other than the right to receive NewCo Common Shares in accordance with the Plan of Arrangement;

(ii)	the names of such Holders will be removed from the central securities registers for the Non-Electing Company Shares; and

(iii)

CallCo will be deemed to be the legal and beneficial owner of such Non-Electing Company Shares so transferred, free and clear of all Liens, and will be recorded as the registered Holder thereof on the central securities registers for the Non-Electing Company Shares.

(e)

CallCo’s Company Shares. Each outstanding Company Share held by CallCo pursuant to the Plan of Arrangement, and any other Company Share held by CallCo for any other reason, will be transferred by CallCo to ExchangeCo without any further authorization, act or formality by CallCo, in exchange for the issuance of ExchangeCo Common Shares to CallCo, and

(i)

CallCo will cease to be the holder of such Company Shares and to have any rights related to such Company Shares other than the right to receive ExchangeCo Common Shares in accordance with the Plan of Arrangement;

(ii)	CallCo’s name will be removed from the central securities registers for the Company Shares; and

(iii)

ExchangeCo will be deemed to be the legal and beneficial owner of such Company Shares so transferred, free and clear of all Liens, and will be recorded as the registered Holder thereof on the central securities registers for the Company Shares.

(f)

Electing Company Shares. Subject to the terms and conditions of the Plan of Arrangement (including proration to limit the maximum number of Exchangeable Shares), each outstanding Company Share held by Holders who have submitted a letter of transmittal and election form in accordance with the Plan of Arrangement with respect to such Company Shares (collectively, the “Electing Company Shares”) will be transferred to ExchangeCo without any further authorization, act or formality, in exchange for per share consideration in the form of Exchangeable Shares, and

(i)

the Holders of such Electing Company Shares will cease have any rights related to such Electing Company Shares other than the right to receive per share consideration in the form of Exchangeable Shares in accordance with the Plan of Arrangement;

(ii)	the names of such Holders will be removed from the central securities registers for the Company Shares; and

(iii)

ExchangeCo will be deemed to be the legal and beneficial owner of such Electing Company Shares so transferred, free and clear of all Liens, and will be recorded as the registered Holder thereof on the central securities registers for the Company Shares.

(g)

Documents in Support of Exchangeable Share Structure. Contemporaneously with the step contemplated in (f) above, (i) NewCo, ExchangeCo and CallCo will execute an exchangeable share support agreement; (ii) NewCo, ExchangeCo, CallCo and the Trustee will execute a voting and exchange trust agreement; and (iii) NewCo, all holders of SPAC Class B Shares and all Company Shareholders will be deemed to be parties to the Registration Rights and Lock-Up Agreement as if they had executed such agreement.

(h)

Termination of the Shareholders Agreements. The Shareholders Agreements will be deemed to be terminated without any further act or formality on the part of the Company Shareholders and each Company Shareholder will be deemed to have irrevocably and unconditionally released and discharged the Company and its Subsidiaries from any and all claims which such Company Shareholder has now, or may have in the future, against the Company or any of its Subsidiaries, relating to or arising out of the Shareholders Agreements existing up to and including the Arrangement Effective Time, other than any rights under the Transaction Agreement or the Plan or Arrangement.

Transaction Support Agreement

Concurrently with the execution of the Transaction Agreement, SPAC and the Company entered into a Transaction Support Agreement with each of the Supporting Company Shareholders, pursuant to which, among other things, such Supporting Company Shareholders have agreed to (a) vote their Company Shares in support and favor of the Company Arrangement Resolution and (b) vote in favor and support all other matters or resolutions that could reasonably be expected to facilitate the Transactions. In addition, the Supporting Company Shareholders have agreed to terminate the Shareholders Agreement, dated as of April 14, 2020, the Investor Rights Agreement, dated as of April 14, 2020 (as amended) and any rights under any letter agreement providing for redemption rights, put rights, purchase rights or other similar rights not generally available to the Company Shareholders. The foregoing description of the Transaction Support Agreements does not purport to be complete and is qualified in its entirety by reference to the full text of the form of Transaction Support Agreement, a copy of which is included as Exhibit 10.2 to this Current Report on Form 8-K, and incorporated herein by reference.

Sponsor Support Agreement

Concurrently with the execution of the Transaction Agreement, Sponsor, SPAC, NewCo and the Company entered into the Sponsor Support Agreement, pursuant to which, among other things:

(a)

Sponsor has agreed to vote in favor and support of the Transaction Agreement and the Transactions including (i) the approval, consent, ratification and adoption of the Transaction Proposals and the Transactions and (ii) all other matters or resolutions that could be expected to facilitate the Transactions;

(b)

Sponsor has agreed that, following the Closing, 1,813,125 NewCo Common Shares beneficially owned by Sponsor will be subject to an “earn out” pursuant to which such shares shall be forfeited by Sponsor on the fifth anniversary of the Closing unless, prior thereto, the closing price of the NewCo Common Shares equals or exceeds an amount equal to (x)(1) $10.00 divided by (2) the Exchange Ratio multiplied by (y) 1.2 for any twenty (20) trading days within any consecutive thirty (30) trading day period;

(c)

Sponsor has agreed that, immediately prior to the Closing, Sponsor will irrevocably forfeit and surrender 1,196,663 SPAC Class B Shares to SPAC for no consideration as a contribution to the capital of SPAC;

(d)

Sponsor has agreed that, in the event Aggregate Transaction Proceeds shall be equal to or less than $130,000,000 as of the redemption deadline for the SPAC Stockholder Redemption based on elections by holders of SPAC Class A Shares to redeem as of such date and a good faith estimate of Unpaid SPAC Expenses and other amounts through Closing, the Company shall be entitled to cause Sponsor to transfer 906,563 SPAC Class B Shares to SPAC or other SPAC Stockholders, as directed by the Company;

(e)

If, immediately prior to the Closing, SPAC Expenses shall exceed Permitted SPAC Expenses, Sponsor will, at its election, either (i) reimburse SPAC an amount equal to such excess or (ii) irrevocably forfeit and surrender a number of Sponsor SPAC Shares, equal to (x) the amount of such excess divided by (y) (1) $10.00 divided by (2) the Exchange Ratio, to SPAC for no consideration as a contribution to the capital of SPAC; and

(f)

Sponsor will cause there to be no conversions of SPAC Class B Shares such that there are an aggregate of 7,500,000 SPAC Class B Shares outstanding as of the Closing and, to the extent any such conversions nevertheless occur, Sponsor will transfer and/or forfeit SPAC Class B Shares in a manner that results in the other SPAC Stockholders and the Company Shareholders being in the same position economically and otherwise as they would have been in, immediately following the Closing, had such conversions not occurred.

The foregoing description of the Sponsor Support Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Sponsor Support Agreement, a copy of which is included as Exhibit 10.3 to this Current Report on Form 8-K, and incorporated herein by reference.

Registration Rights and Lock-Up Agreement

At the Closing, NewCo, Sponsor, the other holders of SPAC Class B Shares and each Company Shareholder (such stockholders, the “Registration Rights Holders”) will, pursuant to the Plan of Arrangement, become parties to the Registration Rights and Lock-Up Agreement, pursuant to which, among other things, NewCo will be obligated to file a registration statement to register the resale of certain Equity Securities of NewCo held by the Registration Rights Holders. The Registration Rights and Lock-Up Agreement will also provide the Registration Rights Holders with demand registration rights and “piggy-back” registration rights, in each case, subject to certain requirements and customary conditions. Subject to certain exceptions, the Registration Rights and Lock-Up Agreement further provides for the securities of NewCo held by the Registration Rights Holders to be locked-up for a period of time in accordance with the terms set forth therein. The foregoing description of the Registration Rights and Lock-Up Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the form of the Registration Rights and Lock-Up Agreement, a copy of which is included as Exhibit 10.4 to this Current Report on Form 8-K, and incorporated herein by reference.

(a)

D-Wave Lock-up Period. The D-Wave Lock-Up Period refers to the period ending on the earlier of (A) six (6) months following the Closing and (B) the date on which (x) the last reported sale price of the NewCo Common Shares equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any twenty (20) trading days within any thirty (30) consecutive trading day period commencing after the ninetieth (90th) day following the Closing or (y) the completion by the Company of a liquidation, merger, stock exchange, reorganization or other similar transaction that results in all of the Company’s public shareholders having the right to exchange their NewCo Common Shares for cash, securities or other property.

(b)

Founder Lock-up Period. The Founder Lock-Up Period refers to (i) with respect to the Founder Shares, the period ending on the earlier of (A) one (1) year following the Closing and (B) the date on which (x) the last reported sale price of the NewCo Common Shares equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any twenty (20) trading days within any thirty (30) consecutive trading day period commencing after the one hundred and fiftieth (150th) day following the Closing, or (y) the completion by the Company of a liquidation, merger, stock exchange, reorganization or other similar transaction that results in all of the Company’s public shareholders having the right to exchange their NewCo Common Shares for cash, securities or other property, and (ii) with respect to the Private Placement Warrants, thirty (30) days after the Closing.

PIPE Subscription Agreement

Concurrently with the execution of the Transaction Agreement, certain investors (the “PIPE Subscription Investors”) entered into a subscription agreement pursuant to which, among other things, each PIPE Subscription Investor will agree to subscribe for and purchase on the Closing Date, and NewCo will agree to issue and sell to each such PIPE Subscription Investor on the Closing Date, the number of NewCo Common Shares equal to the purchase price set forth therein, divided by $10.00 and multiplied the Exchange Ratio, in each case, on the terms and subject to the conditions set forth therein.

The foregoing description of the PIPE Subscription Agreements does not purport to be complete and is qualified in its entirety by reference to the full text of the form of PIPE Subscription Agreement, a copy of which is included as Exhibit 10.5 to this Current Report on Form 8-K, and incorporated herein by reference.

Item 3.02	Unregistered Sales of Equity Securities.

The disclosure set forth above in Item 1.01 of this Current Report on Form 8-K is incorporated by reference herein. In connection with the Closing, NewCo will issue an aggregate number of NewCo Common Shares equivalent to $40,000,000, divided by $10.00 and multiplied by the Exchange Ratio to the PIPE Subscription Investors. The NewCo Common Shares to be issued in connection with the PIPE Financing will not be registered under the Securities Act, and will be issued in reliance on the exemption from the registration requirements thereof provided by Section 4(a)(2) of the Securities Act as a transaction by an issuer not involving a public offering. The shares to be issued in the Plan of Arrangement will not be registered under the Securities Act, and will be issued by ExchangeCo, in reliance on the exemption from the registration requirements thereof provided by Section 3(a)(10) thereunder.

Additional Information and Where to Find It

A full description of the terms of the Proposed Transaction will be provided in a registration statement on Form S-4 to be filed with the Securities and Exchange Commission (“SEC”) by NewCo that will include a prospectus with respect to the combined company’s securities, to be issued in connection with the Proposed Transaction and a proxy statement with respect to the stockholder meeting of SPAC to vote on the Proposed Transaction. NewCo and SPAC urge investors, stockholders and other interested persons to read, when available, the preliminary proxy statement/prospectus, as well as other documents filed with the SEC, because these documents will contain important information about NewCo, SPAC, the Company and the Proposed Transaction. After the registration statement is declared effective, the definitive proxy statement/prospectus to be included in the registration statement will be mailed to stockholders of SPAC as of a record date to be established for voting on the Proposed Transaction. Once available, stockholders will also be able to obtain a copy of the registration statement on Form S-4 including the proxy statement/prospectus, and other documents filed with the SEC without charge by directing a request to: D-Wave Quantum Inc., 3033 Beta Avenue, Burnaby, BC V5G 4M9 Canada, or via email at shareholdercomm@dwavesys.com and DPCM Capital, 382 NE 191 Street, #24148, Miami, Florida 33179, or via email at mkilkenny@hstrategies.com. The preliminary and definitive proxy statement/prospectus to be included in the registration statement, once available, can also be obtained, without charge, at the SEC’s website (www.sec.gov).

No Offer or Solicitation

This Current Report on Form 8-K does not constitute an offer or invitation for the sale or purchase of securities, assets or the business described herein or a commitment to NewCo, SPAC or the Company, nor is it a solicitation of any vote, consent or approval in any jurisdiction pursuant to or in connection with the Proposed Transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.

Participants in Solicitation

NewCo, SPAC and the Company, and their respective directors and executive officers, may be deemed participants in the solicitation of proxies of SPAC’s stockholders in respect of the Proposed Transaction. Information about the directors and executive officers of SPAC is set forth in SPAC’s filings with the SEC. Information about the directors and executive officers of NewCo and more detailed information regarding the identity of all potential participants, and their direct and indirect interests by security holdings or otherwise, will be set forth in the definitive proxy statement/prospectus for the Proposed Transaction when available. Additional information regarding the identity of all potential participants in the solicitation of proxies to SPAC’s stockholders in connection with the Proposed Transaction and other matters to be voted upon at the special meeting, and their direct and indirect interests, by security holdings or otherwise, will be included in the definitive proxy statement/prospectus, when it becomes available.

Cautionary Statement Regarding Forward-Looking Statements

This Current Report on Form 8-K contains forward-looking statements that are based on beliefs and assumptions, and on information currently available. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. We caution you that these statements are based on a combination of facts and factors currently known by us and our projections of the future, which are subject to a number of risks. Forward-looking statements in this Current Report on Form 8-K include, but are not limited to, statements regarding completion of the Proposed Transaction.

We cannot assure you that the forward-looking statements in this Current Report on Form 8-K will prove to be accurate. These forward- looking statements are subject to a number of risks and uncertainties, including, among others, various factors beyond management’s control, including general economic conditions and other risks, uncertainties and factors set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in SPAC’s Annual Report on Form 10-K, filed with the SEC on March 31, 2021, and in the proxy statement/prospectus to be filed by NewCo in connection with the Proposed Transaction, and other filings with the SEC, as well as the ability to complete the Proposed Transaction due to the failure to obtain required regulatory and stockholder approvals; the failure to satisfy other closing conditions in the Transaction Agreement or otherwise; the occurrence of any event that could give rise to the termination of the Transaction Agreement; the outcome of any legal proceedings that may be instituted against NewCo, SPAC or the Company related to the Transaction Agreement or the Proposed Transaction; the failure to realize the anticipated benefits of the Proposed Transaction; the amount of redemption requests made by SPAC’s public stockholders; and the risk that NewCo’s securities will not be approved for listing on the NYSE or if approved, maintain the listing.

Furthermore, if the forward-looking statements prove to be inaccurate, the inaccuracy may be material. In addition, you are cautioned that past performance may not be indicative of future results. In light of the significant uncertainties in these forward-looking statements, you should not rely on these statements in making an investment decision or regard these statements as a representation or warranty by any person that NewCo, SPAC or the Company will achieve their respective objectives and plans in any specified time frame, or at all. The forward-looking statements in this Current Report on Form 8-K represent our views as of the date of this Current Report on Form 8-K. We anticipate that subsequent events and developments will cause our views to change. However, while we may elect to update these forward-looking statements at some point in the future, we have no current intention of doing so except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing our views as of any date subsequent to the date of this Current Report on Form 8-K.

Item 9.01	Financial Statements and Exhibits.

(d)	Exhibits.

2.1	Transaction Agreement, dated February 7, 2021, by and among the Registrant, D-Wave Quantum Inc., DWSI Holdings Inc., DWSI Canada Holdings ULC, D-Wave Quantum Technologies Inc. and D-Wave Systems Inc.

10.1	Plan of Arrangement

10.2	Form of Transaction Support Agreement

10.3	Sponsor Support Agreement, dated February 7, 2021, by and among the Registrant, CDPM Sponsor Group, LLC, the Registrant, D-Wave Quantum Inc. and D-Wave Systems Inc.

10.4	Form of Registration Rights and Lock-Up Agreement

10.5	Form of PIPE Subscription Agreement

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

DPCM CAPITAL, INC.

Date: February 11, 2022	By:	/s/ Emil Michael
	Name:	Emil Michael
	Title:	Chief Executive Officer

Exhibit 2.1

EXECUTION VERSION

TRANSACTION AGREEMENT

BY AND AMONG

DPCM CAPITAL, INC.,

D-WAVE QUANTUM INC.,

DWSI HOLDINGS INC.,

DWSI CANADA HOLDINGS ULC,

D-WAVE QUANTUM TECHNOLOGIES INC.,

AND

D-WAVE SYSTEMS INC.

DATED AS OF FEBRUARY 7, 2022

ANNEXES AND EXHIBITS

Annex A	Supporting Company Shareholders
Exhibit A	Form of PIPE Subscription Agreement
Exhibit B	Form of Registration Rights and Lock-Up Agreement
Exhibit C	Company Arrangement Resolution
Exhibit D	Plan of Arrangement
Exhibit E	Exchangeable Share Term Sheet

TRANSACTION AGREEMENT

THIS TRANSACTION AGREEMENT (this “Agreement”), dated as of February 7, 2022, is made by and among DPCM Capital, Inc., a Delaware corporation (“SPAC”), D-Wave Quantum Inc., a Delaware corporation and a direct, wholly-owned subsidiary of SPAC (“NewCo”), DWSI Holdings Inc., a Delaware corporation and a direct, wholly-owned subsidiary of NewCo (“Merger Sub”), DWSI Canada Holdings ULC, a British Columbia unlimited liability company and a direct, wholly-owned subsidiary of NewCo (“CallCo”), D-Wave Quantum Technologies Inc., a British Columbia corporation and a direct, wholly-owned subsidiary of CallCo (“ExchangeCo” and together with SPAC, NewCo, Merger Sub and CallCo, the “SPAC Parties”), and D-Wave Systems Inc., a British Columbia company (the “Company”). The SPAC Parties and the Company shall be referred to herein from time to time collectively as the “Parties”. Capitalized terms used but not otherwise defined herein have the meanings set forth in Section 1.1.

WHEREAS, (a) SPAC is a blank check company incorporated as a Delaware corporation on March 24, 2020 and incorporated for the purpose of effecting a merger, capital stock exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses, and (b) each of the SPAC Parties (other than SPAC) is, as of the date of this Agreement, a direct or indirect wholly-owned Subsidiary of SPAC that was incorporated for purposes of consummating certain transactions contemplated by this Agreement and the applicable Ancillary Documents;

WHEREAS, pursuant to the Governing Documents of SPAC, SPAC is required to provide an opportunity for its stockholders to have their outstanding SPAC Class A Shares redeemed on the terms and subject to the conditions set forth therein in connection with obtaining the SPAC Stockholder Approval;

WHEREAS, concurrently with the execution of this Agreement, Sponsor, SPAC, NewCo and the Company are entering into a sponsor support agreement (the “Sponsor Support Agreement”), pursuant to which, among other things, the Sponsor has agreed to (a) vote in favor of this Agreement and the Transactions, (b) a certain number of NewCo Common Shares becoming subject to certain vesting conditions immediately prior to, and contingent upon, the Closing, with such shares thereafter subject to the vesting and forfeiture provisions set forth therein (the “Sponsor Share Adjustment”), (c) use commercially reasonable efforts to take all actions reasonably necessary to consummate the Transactions, including providing support to backstop SPAC Stockholder Redemptions, (d) reimburse or otherwise compensate SPAC for any SPAC Expenses in excess of Permitted SPAC Expenses, in each case, on the terms and subject to the conditions set forth in the Sponsor Support Agreement and (e) the forfeiture of certain SPAC Class B Shares;

WHEREAS, concurrently with the execution of this Agreement, each Company Shareholder (with respect to all Equity Securities held thereby) set forth on Annex A hereto (collectively, the “Supporting Company Shareholders”) will duly execute and deliver to SPAC a transaction support agreement (collectively, the “Transaction Support Agreements”), pursuant to which each such Supporting Company Shareholder will agree to, among other things, support and vote in favor of the Company Arrangement Resolution;

WHEREAS, concurrently with the execution of this Agreement, certain investors (collectively, the “PIPE Investors”) are entering into a subscription agreement, substantially in the form attached hereto as Exhibit A (the “PIPE Subscription Agreement”), pursuant to which, among other things, each PIPE Investor has agreed to subscribe for and purchase on the Closing Date, and NewCo has agreed to issue and sell to each such PIPE Investor on the Closing Date, the number of NewCo Common Shares set forth in the applicable PIPE Subscription Agreement in exchange for the purchase price set forth therein (such equity financing, the “Initial PIPE Financing”), in each case, on the terms and subject to the conditions set forth therein;

WHEREAS, at the Effective Time, upon the terms and subject to the conditions of this Agreement and in accordance with the Delaware General Corporation Law (the “DGCL”), Merger Sub shall merge with and into SPAC (the “Merger”), with SPAC continuing as the surviving company after the Merger (the “Surviving Company”), as a result of which SPAC will become a direct, wholly owned subsidiary of NewCo;

WHEREAS, as a result of the Merger, (a) each issued and outstanding SPAC Common Share shall no longer be outstanding and shall be automatically converted into and exchanged for one NewCo Common Share and (b) each outstanding SPAC Warrant shall be assumed by NewCo and, subject to the terms of the Warrant Agreement, thereafter exercisable to purchase one (1) NewCo Common Share;

WHEREAS, immediately following the Merger, by means of an Arrangement under the BCBCA, (a) CallCo will acquire all of the issued and outstanding Company Shares held by Ineligible Holders and Eligible Holders that do not elect to receive Exchangeable Shares in exchange for NewCo Common Shares (the “NewCo Share Exchange”), (b) CallCo will contribute the Company Shares acquired from such holders to ExchangeCo in exchange for ExchangeCo Common Shares, (c) following the NewCo Share Exchange, ExchangeCo will acquire of all of the issued and outstanding Company Shares held by Eligible Holders that elect to receive Exchangeable Shares in exchange for Exchangeable Shares (the “Canadian Share Exchange”) and (d) the Company will become a wholly-owned Subsidiary of ExchangeCo, in each case, on the terms and subject to the conditions set forth in this Agreement and the Plan of Arrangement and in accordance with the provisions of applicable Law;

WHEREAS, at the Closing, NewCo, Sponsor, the other holders of SPAC Class B Shares and each Company Shareholder shall, pursuant to the Plan of Arrangement, become bound by a registration rights and lock-up agreement, substantially in the form attached hereto as Exhibit B (the “Registration Rights and Lock-Up Agreement”), pursuant to which, among other things, each of Sponsor, the other holders of SPAC Class B Shares and the Company Shareholders party thereto (a) will agree not to effect any sale or distribution of any Equity Securities of NewCo held by any of them during the lock-up period described therein and (b) will be granted certain registration rights with respect to their respective NewCo Common Shares, in each case, on the terms and subject to the conditions set forth therein;

WHEREAS, the board of directors of SPAC (the “SPAC Board”) has unanimously (a) approved this Agreement, the Ancillary Documents to which SPAC is or will be a party and the Transactions, including the Merger, and (b) recommended, among other things, approval of this Agreement and the Transactions, including the Merger, by the SPAC Stockholders entitled to vote thereon;

WHEREAS, the board of directors of NewCo has approved this Agreement, the Ancillary Documents to which NewCo is or will be a party and the Transactions;

WHEREAS, the board of directors of Merger Sub has unanimously (a) determined that the Transactions, including the Merger, are in the best interests of Merger Sub and NewCo (as sole stockholder of Merger Sub) and (b) approved and recommended the adoption and approval by NewCo of this Agreement, the Ancillary Documents to which Merger Sub is or will be a party and the Transactions, including the Merger;

WHEREAS, NewCo, in its capacity as the sole stockholder of Merger Sub, has (a) determined that the Transactions, including the Merger, are in the best interests of Merger Sub and (b) approved the Agreement, the Ancillary Documents to which Merger Sub is or will be a party and the Transactions, including the Merger;

WHEREAS, the board of directors of CallCo has approved this Agreement, the Ancillary Documents to which CallCo is or will be a party and the Transactions;

WHEREAS, the board of directors of ExchangeCo has approved this Agreement, the Ancillary Documents to which CallCo is or will be a party and the Transactions;

WHEREAS, the board of directors of the Company (the “Company Board”) has unanimously (a) determined that the Transactions are in the best interests of the Company and fair to the Company Shareholders, (b) approved this Agreement, the Ancillary Documents to which the Company is or will be a party and the Transactions and (c) resolved to recommend that the Company Shareholders vote in favor of the Company Arrangement Resolution;

WHEREAS, certain of the Company Shareholders have executed or will execute concurrently with this Agreement certain waivers, approvals or other documents related to rights under the Shareholders Agreements and the Governing Documents of the Company to give effect to the Transactions;

WHEREAS, each of the Parties intends for Canadian tax purposes that the Canadian Share Exchange will occur on a tax deferred basis for certain Eligible Holders under subsection 85(1) or (2) of the Tax Act; and

WHEREAS, each of the Parties intends for U.S. federal income tax purposes that the NewCo Share Exchange, the Merger, each applicable equity financing comprising the PIPE Financing and, if applicable, the Canadian Share Exchange, viewed together, constitute an exchange governed by Section 351 of the Code (the “Intended Tax Treatment”).

NOW, THEREFORE, in consideration of the premises and the mutual promises set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, each intending to be legally bound, hereby agree as follows:

ARTICLE I

CERTAIN DEFINITIONS

Section 1.1 Definitions. As used in this Agreement, the following terms have the respective meanings set forth below.

“A&R NewCo Bylaws” has the meaning set forth in Section 7.17(b).

“A&R NewCo Charter” has the meaning set forth in Section 7.17(a).

“Action” means any claim, action, cause of action, demand, lawsuit, arbitration, inquiry, audit, notice of violation, hearing, proceeding (including any civil, criminal, administrative, investigative or appellate or informal proceeding), litigation, citation, summons, subpoena or investigation of any nature, civil, criminal, administrative, regulatory or otherwise, whether at law or in equity.

“Additional PIPE Financing” means a private placement or placements of NewCo Common Shares, other than the Initial PIPE Financing, consented to by SPAC and the Company.

“Additional SPAC SEC Reports” has the meaning set forth in Section 6.8.

“Adjusted Equity Value” means the sum of (a) the Equity Value, plus (b) the Aggregate Company Option Exercise Price, plus (c) the Aggregate Company Warrant Exercise Price, less (d) Company Expenses in excess of $25,000,000, less (e) $38,033,370, less (f)(x) $10.00 multiplied by (y)(i) the number of NewCo Common Shares issued in the Initial PIPE Financing less (ii)(A) the number of Newco Common Shares issued in the Initial PIPE Financing divided by (B) the Exchange Ratio.

“Affected Person” has the meaning set forth in Section 2.3(a).

“Affiliate” means, with respect to any Person, any other Person who directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person. The term “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise, and the terms “controlled” and “controlling” have meanings correlative thereto.

“Aggregate Closing PIPE Proceeds” means the aggregate cash proceeds actually received (or deemed received) by NewCo in respect of the PIPE Financing (whether prior to or on the Closing Date). For the avoidance of doubt, any cash proceeds received (or deemed received) by NewCo or any of its Affiliates in respect of any amounts funded under a PIPE Subscription Agreement prior to the Closing Date and not refunded or otherwise used prior to the Closing shall constitute, and be taken into account for purposes of determining, the Aggregate Closing PIPE Proceeds (without, for the avoidance of doubt, giving effect to, or otherwise taking into account the use of any such proceeds).

“Aggregate Company Option Exercise Price” means the aggregate exercise price that would be payable to the Company in respect of all Company Options (whether vested or unvested) if all Company Options were exercised in full immediately prior to the Effective Time (without giving effect to any “net” exercise or similar concept).

“Aggregate Company Warrant Exercise Price” means the aggregate exercise price that would be payable to the Company in respect of all Company Warrants (whether vested or unvested) if all Company Warrants were exercised in full immediately prior to the Effective Time (without giving effect to any “net” exercise or similar concept). For greater clarity, the Aggregate Company Warrant Exercise Price represents the amount that the holders of Company Warrants would have to pay to exercise their warrants, assuming that all such warrants were fully vested at that time and as such, shall not include any payments required in order to accelerate vesting.

“Aggregate Transaction Proceeds” means an amount equal to (a) the sum of (i) the aggregate cash proceeds available for release at Closing to any SPAC Party (or any designees thereof acceptable to the Company) from the Trust Account in connection with the Transactions (after, for the avoidance of doubt, giving effect to the SPAC Stockholder Redemption and any restrictions placed on the use of such cash proceeds in connection with any backstop or other similar arrangements), (ii) other unrestricted cash on the balance sheet of any SPAC Party at Closing and (iii) the Aggregate Closing PIPE Proceeds, minus (b) the Deducted SPAC Expenses and Liabilities.

“Agreement” has the meaning set forth in the introductory paragraph to this Agreement.

“Amended 10-K Filings” has the meaning set forth in Section 6.8.

“Ancillary Documents” means the Registration Rights and Lock-Up Agreement, the Sponsor Support Agreement, the PIPE Subscription Agreements, the Transaction Support Agreements and each other agreement, document, instrument and/or certificate executed, or contemplated by this Agreement to be executed, in connection with the Transactions.

“Anti-Corruption Laws” means, collectively, (a) the U.S. Foreign Corrupt Practices Act (FCPA), (b) the Corruption of Foreign Public Officials Act (Canada), (c) the UK Bribery Act 2010 and (d) any other anti-bribery or anti-corruption Laws or Orders related to combatting bribery, corruption and money laundering.

“Arrangement” means an arrangement under Part 9, Division 5 of the BCBCA on the terms and subject to the conditions set forth in the Plan of Arrangement, subject to any amendments or variations to the Plan of Arrangement made in accordance with the terms of this Agreement and the Plan of Arrangement or made at the direction of the Court in accordance with the Final Order with the prior written consent of SPAC and the Company, each such consent not to be unreasonably withheld, conditioned or delayed.

“Arrangement Dissent Rights” means the rights of dissent in respect of the Arrangement described in the Plan of Arrangement.

“Arrangement Effective Time” has the meaning set forth in Section 4.1.

“BCBCA” means Business Corporations Act (British Columbia).

“Broker” has the meaning set forth in Section 2.3(b)(i).

“Business Data” means all business information and data, including Personal Data (whether of employees, contractors, consultants, customers, consumers, or other persons and whether in electronic or any other form or medium) that is accessed, collected, used, processed, stored, shared, distributed, transferred, disclosed, destroyed, or disposed of by any of the Company IT Systems, Company Products or otherwise in the course of the conduct of the businesses of any of the Group Companies.

“Business Day” means a day, other than a Saturday or Sunday, on which commercial banks in New York, New York, Wilmington, Delaware and Vancouver, British Columbia are open for the general transaction of business.

“CallCo” has the meaning set forth in the introductory paragraph to this Agreement.

“Canadian Share Exchange” has the meaning set forth in the recitals to this Agreement.

“CBA” means any collective bargaining agreement or other Contract with any labor union, labor organization, or works council.

“Certificate of Merger” has the meaning set forth in Section 3.1.

“Class A Consideration” has the meaning set forth in Section 3.6(b).

“Class B Adjustment” has the meaning set forth in Section 7.21.

“Class B Consideration” has the meaning set forth in Section 3.6(c).

“Closing” has the meaning set forth in Section 2.1.

“Closing Date” has the meaning set forth in Section 2.1.

“Closing Press Release” has the meaning set forth in Section 7.4(b).

“Code” means the U.S. Internal Revenue Code of 1986.

“Company” has the meaning set forth in the introductory paragraph to this Agreement.

“Company Acquisition Proposal” means (a) any direct or indirect acquisition, in one or a series of transactions, (i) of or with the Company or any of its controlled Affiliates or (ii) of all or a material portion of assets, Equity Securities or businesses of the Company or any of its controlled Affiliates (in the case of each of clause (i) and (ii), whether by merger, amalgamation, consolidation, recapitalization, purchase or issuance of Equity Securities, offer or otherwise), or (b) any equity or similar investment in the Company or any of its controlled Affiliates, in each case, other than and with the consent of SPAC (such consent not to be unreasonably withheld, conditioned or delayed), any acquisition of Equity Securities of the Company or similar investment in the Company of up to $50,000,000. Notwithstanding the foregoing or anything to the contrary herein, none of this Agreement, the Ancillary Documents or the Transactions shall constitute a Company Acquisition Proposal.

“Company Arrangement Resolution” means a special resolution of the Company Shareholders and holders of the Company Options in respect of the Arrangement to be considered at the Company Shareholders Meeting, in substantially the form attached to this Agreement as Exhibit C.

“Company Board” has the meaning set forth in the recitals to this Agreement.

“Company Closing Statement” has the meaning set forth in Section 2.2(b).

“Company Common Shares” means the common shares in the capital of the Company.

“Company D&O Persons” has the meaning set forth in Section 7.15(a).

“Company Disclosure Schedules” means the disclosure schedules to this Agreement delivered to SPAC by the Company on the date of this Agreement in connection with the execution of this Agreement.

“Company Equity Plan” means the 2020 Equity Incentive Plan of the Company, dated April 14, 2020, as amended from time to time.

“Company Expenses” means, as of any determination time, the aggregate amount of fees, expenses, commissions or other amounts incurred by or on behalf of, and otherwise payable (and not otherwise expressly allocated to a SPAC Party pursuant to the terms of this Agreement or any Ancillary Document), whether or not due, by any Group Company in connection with the negotiation, preparation or execution of this Agreement or any Ancillary Documents, the performance of its covenants or agreements in this Agreement or any Ancillary Document or the consummation of the Transactions, including (a) the fees and expenses of outside legal counsel, accountants, advisors, brokers, investment bankers, consultants or other agents or service providers of any Group Company and (b) any other fees, expenses, commissions or other amounts that are expressly allocated to any Group Company pursuant to this Agreement or any Ancillary Document. Notwithstanding the foregoing or anything to the contrary herein, Company Expenses shall not include any SPAC Expenses.

“Company Fundamental Representations” means the representations and warranties set forth in the first sentence of Section 5.1(a) (Organization and Qualification), solely in respect of the Company, clauses (i), (iii)(B) and (iv)(A) of Section 5.2(a), (Capitalization of the Group Companies), Section 5.3 (Authority), Section 5.8(a) (No Company Material Adverse Effect) and Section 5.17 (Brokers).

“Company Information Circular” means the notice of the Company Shareholders Meeting to be sent to the Company Shareholders, and the accompanying management information circular to be prepared in connection with the Company Shareholders Meeting, together with any amendments thereto or supplements thereof in accordance with the terms of this Agreement.

“Company IT Systems” means all computer systems, Software, and hardware, communication systems, servers, network equipment or other technology and related documentation, in each case, owned, licensed or leased by a Group Company.

“Company Licensed Intellectual Property” means Intellectual Property Rights owned or purported to be owned by any Person (other than a Group Company) that is licensed to any Group Company or to which any Group Company has right to use.

“Company Material Adverse Effect” means any change, event, effect or occurrence that, individually or in the aggregate with any other change, event, effect or occurrence, has had or would reasonably be expected to have a material adverse effect on (a) the business, results of operations, financial condition or assets of the Group Companies, taken as a whole, or (b) the ability of the Company to consummate the Transactions, in each case, in accordance with the terms of this Agreement; provided, however, that, in the case of clause (a), none of the following shall be taken into account in determining whether a Company Material Adverse Effect has occurred or is reasonably likely to occur: any adverse change, event, effect or occurrence arising after the date of this Agreement from or related to (i) general business or economic conditions in or affecting the United States or Canada, or changes therein, or the global economy generally, (ii) any national or international political or social conditions in the United States, Canada or any other country, including the engagement by the United States, Canada or any other country in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence in any place of any military or terrorist attack, sabotage or cyberterrorism, (iii) changes in conditions of the financial, banking, capital or securities markets generally in the United States, Canada or any other country or region in the world, or changes therein, including changes in interest rates in the United States, Canada or any other country and changes in exchange rates for the currencies of any countries, (iv) changes in any applicable Laws, (v) any change, event, effect or occurrence that is generally applicable to the industries or markets in which any Group Company operates, (vi) the execution or public announcement of this Agreement or the pendency or consummation of the Transactions, including the impact thereof on the relationships, contractual or otherwise, of any Group Company with employees, customers, investors, contractors, lenders, suppliers, vendors, partners, licensors, licensees, payors or other third parties related thereto, (vii) any failure by any Group Company to meet, or changes to, any internal or published budgets, projections, forecasts, estimates or predictions (although the underlying facts and circumstances resulting in such failure may be taken into account to the extent not otherwise excluded from this definition pursuant to clauses (i) through (vi) or (viii)), or (viii) any hurricane, tornado, flood, earthquake, tsunami, natural disaster, mudslides, wild fires, epidemics, pandemics (including COVID-19) or quarantines, acts of God or other natural disasters or comparable events in the United States, Canada or any other country or region in the world, or any escalation of the foregoing; provided, however, that any change, event, effect or occurrence resulting from a matter described in any of the foregoing clauses (i) through (v) or clause (viii) may be taken into account in determining whether a Company Material Adverse Effect has occurred or is reasonably likely to occur to the extent such change, event, effect or occurrence has or has had a disproportionate adverse effect on the Group Companies, taken as a whole, relative to other participants operating in the industries or markets in which the Group Companies operate.

“Company Non-Party Affiliates” means, collectively, each Company Related Party and each former, current or future Affiliate, Representative, successor or permitted assign of any Company Related Party (other than, for the avoidance of doubt, the Company). As it relates to the Company, the term “Non-Party Affiliates” means “Company Non-Party Affiliates.”

“Company Option” means, as of any determination time, each option to purchase Company Common Shares granted under the Company Equity Plan that is outstanding and unexercised, whether vested or unvested.

“Company Owned Intellectual Property” means all Intellectual Property Rights that are owned or purported to be owned by any of the Group Companies.

“Company Preferred Shares” means the Class A Preferred Shares, Class B1 Preferred Shares, Class B2 Preferred Shares and Class B3 Preferred Shares in the capital of the Company.

“Company Product” means any Software or other products (excluding any Public Software therein), designed, developed, manufactured, performed, licensed, sold, distributed or other otherwise made available by or on behalf of any Group Company, from which a Group Company has derived previously, is currently deriving or expects to derive, revenue from the sale or provision thereof, including Products currently under development by any Group Company that are material to the Group Companies, taken as a whole.

“Company Registered Intellectual Property” means all Registered Intellectual Property owned or purported to be owned by, or filed, by or in the name of, any Group Company.

“Company Related Party” has the meaning set forth in Section 5.19.

“Company Required Approval” means the approval of (i) the Company Shareholders by way of resolution passed by Company Shareholders representing at least two-thirds of the votes cast by Company Shareholders, in person or by proxy at the Company Shareholders Meeting and, (ii) the Company Shareholders and the holders of Company Options by way of resolution passed by Company Shareholders and holders of Company Options representing at least two-thirds of the votes cast by Company Shareholders and holders of Company Options, voting together as a single class, in person or by proxy at the Company Shareholders Meeting.

“Company Shareholders” means, collectively, the holders of Company Shares as of any determination time prior to the Effective Time.

“Company Shareholders Meeting” means the meeting of the Company Shareholders, including any adjournment or postponement thereof in accordance with the terms of this Agreement, that is to be convened as provided by the Interim Order to consider, and if deemed advisable approve, the Company Arrangement Resolution.

“Company Shares” means, collectively, the Company Preferred Shares and the Company Common Shares.

“Company Warrant” means, as of any determination time, each warrant to purchase Company Shares that is outstanding and unexercised, whether vested or unvested.

“Confidential Information” means any material information, knowledge or data concerning the business and/or affairs of the Group Companies that is not already generally available to the public.

“Confidentiality Agreement” means that certain Confidentiality Agreement by and between the Company and SPAC, as may be amended, modified or supplemented from time to time.

“Consent” means any notice, authorization, qualification, registration, filing, notification, waiver, order, consent or approval to be obtained from, filed with or delivered to, a Governmental Entity or other Person.

“Consideration” means the aggregate number of Consideration Shares equal to (a) the Adjusted Equity Value divided by (b) $10.00.

“Consideration Shares” means NewCo Common Shares and Exchangeable Shares.

“Contract” or “Contracts” means any agreement, contract, license, sublicense, lease, obligation, undertaking or other commitment or arrangement (whether written or oral) that is legally binding upon a Person or any of his, her or its properties or assets.

“Copyrights” has the meaning set forth in the definition of Intellectual Property Rights.

“Court” means the Supreme Court of British Columbia.

“COVID-19” means SARS-CoV-2 or COVID-19 and any evolutions thereof or related or associated epidemics, pandemic or disease outbreaks.

“COVID-19 Measures” means any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester or any other Law, governmental order, action, directive, guidelines or recommendations by any Governmental Entity in connection with or in response to COVID-19, including, but not limited to, the United States Coronavirus Aid, Relief and Economic Security Act of 2020 and any administrative or other guidance relating thereto.

“Creator” has the meaning set forth in Section 5.13(d).

“Deducted SPAC Expenses and Liabilities” means an amount equal the sum of (a) the Unpaid SPAC Expenses (provided that to the extent such amount exceeds the Permitted SPAC Expenses and such excess has been reimbursed by Sponsor or Sponsor has forfeited Sponsor SPAC Shares (as defined in the Sponsor Support Agreement), in each case, pursuant to Section 1.1(c)(iii) of the Sponsor Support Agreement, such excess shall not be included in this clause) and (b) the Unpaid SPAC Liabilities.

“Delayed 10-Q Filing” has the meaning set forth in Section 6.8.

“Depositary” means a bank or trust company selected by SPAC in its reasonable discretion and reasonably acceptable to the Company, which Depositary will perform the duties described in a depositary agreement in form and substance reasonably acceptable to the parties.

“DGCL” has the meaning set forth in the introductory paragraph to this Agreement.

“Disabling Devices” means undisclosed Software viruses, time bombs, logic bombs, trojan horses, trap doors, back doors, or other computer instructions, intentional devices or techniques that are designed to threaten, infect, assault, vandalize, defraud, disrupt, damage, disable, maliciously encumber, hack into, maliciously incapacitate, infiltrate or maliciously slow or shut down a computer system or any component of such computer system, including any such device affecting system security or compromising or disclosing user data in an unauthorized manner.

“Effective Time” has the meaning set forth in Section 3.1.

“Electing Company Shares” has the meaning set forth in the Plan of Arrangement.

“Eligible Holder” means a Company Shareholder that is (a) a resident of Canada for purposes of the Tax Act and not exempt from tax under Part I of the Tax Act; (b) a partnership, any member of which is a resident of Canada for purposes of the Tax Act and not exempt from tax under Part I of the Tax Act; or (c) Public Sector Pension Investment Board.

“Employee Benefit Plan” means each employee benefit or compensatory plan, program, policy or Contract that any Group Company maintains, sponsors or contributes to, or under or with respect to which any Group Company has any Liability, including, without limitation, those relating to employment, incentive, equity or equity-based, retirement, health and welfare, severance, change in control and retention, other than any plan sponsored or maintained by a Governmental Entity.

“Environmental Laws” means all Laws, Orders, and recognized and generally accepted engineering practices and industry standards, relating to pollution or the protection of human health, safety, the environment, and/or natural resources, or Laws and Orders relating to releases or threatened releases of Hazardous Substance into the environment, or Laws and Orders otherwise relating to the manufacture, storage, use, treatment, transportation, handling, importation, exportation, sale, distribution, labeling, recycling, processing or testing of, or exposure to, any Hazardous Substance, including, without limitation, the Comprehensive Environmental Response, Compensation and Liability Act (42 U.S.C. §9601 et seq.), the Hazardous Materials Transportation Act (49 U.S.C. App. §1801 et seq.), the Resource Conservation and Recovery Act (42 U.S.C. §6901 et seq.), the Clean Water Act (33 U.S.C. §1251 et seq.), the Clean Air Act (42 U.S.C. § 7401 et seq.), the Toxic Substances Control Act (15 U.S.C. §2601 et seq.) and the Occupational Safety and Health Act (29 U.S.C. §653 et seq.).

“Equity Securities” means any share, share capital, capital stock, partnership, membership, joint venture or similar interest in any Person (including any stock appreciation, phantom stock, profit participation or similar rights), and any option, warrant, restricted share units, right or security (including debt securities) convertible, exchangeable or exercisable therefor.

“Equity Value” means $1,200,000,000.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“Exchange Act” means the Securities Exchange Act of 1934.

“Exchangeable Share Provisions” means the rights, privileges, restrictions and conditions attaching to the Exchangeable Shares, which rights, privileges, restrictions and conditions shall be consistent with the terms set out in the Exchangeable Share Term Sheet, as the same may be amended, supplemented or otherwise modified from time to time in accordance with the terms thereof;

“Exchangeable Share Term Sheet” has the meaning set forth in Section 6.6(f).

“Exchangeable Shares” means the exchangeable shares in the capital of ExchangeCo.

“ExchangeCo” has the meaning set forth in the introductory paragraph to this Agreement.

“ExchangeCo Common Shares” means the shares of ExchangeCo’s non-par value common stock.

“Excluded Share” has the meaning set forth in Section 3.6(g).

“Federal Securities Laws” means the Exchange Act, the Securities Act and the other U.S. federal securities laws and the rules and regulations of the SEC promulgated thereunder or otherwise.

“Final Order” means the final order of the Court pursuant to Section 291 of the BCBCA, in a form acceptable to the Company and SPAC, each acting reasonably, approving the Arrangement, as such order may be amended by the Court, provided that any such amendment is reasonably acceptable to each of the Company and SPAC, or with the consent of both the Company and SPAC, each such consent not to be unreasonably withheld, conditioned or delayed, at any time prior to the Effective Time or, if appealed, then, unless such appeal is withdrawn, abandoned or denied, as affirmed or as amended, on appeal, provided that any such amendment is acceptable to each of both the Company and SPAC, each acting reasonably.

“Financial Statements” has the meaning set forth in Section 5.4(a).

“Fraud” means an act or omission by a Party, and requires: (a) a false or incorrect representation or warranty expressly set forth in this Agreement, (b) with actual knowledge (as opposed to constructive, imputed or implied knowledge) by the Party making such representation or warranty that such representation or warranty expressly set forth in this Agreement is false or incorrect, (c) an intention to deceive another Party, to induce him, her or it to enter into this Agreement, (d) another Party, in justifiable or reasonable reliance upon such false or incorrect representation or warranty expressly set forth in this Agreement, causing such Party to enter into this Agreement, and (e) another Party to suffer damage by reason of such reliance. For the avoidance of doubt, “Fraud” does not include any claim for equitable fraud, promissory fraud, unfair dealings fraud or any torts (including a claim for fraud or alleged fraud) based on negligence or recklessness.

“GAAP” means United States generally accepted accounting principles.

“Governing Documents” means the legal document(s) by which any Person (other than an individual) establishes its legal existence or which govern its internal affairs. For example, the “Governing Documents” of a U.S. corporation are its certificate or articles of incorporation and by-laws and the “Governing Documents” of a British Columbia company are its notice of articles and articles.

“Governmental Entity” means any United States, Canadian, international or other (a) federal, state, provincial, local, municipal or other government entity, (b) governmental or quasi-governmental entity of any nature (including any governmental agency, branch, department, official, or entity and any court or other tribunal) or (c) body exercising or entitled to exercise any administrative, executive, judicial, legislative, police, regulatory, or taxing authority or power of any nature, including any arbitrator or arbitral tribunal (public or private).

“Government Grant” means any grant, incentive, subsidy, award, participation, exemption, status or other benefit from any Governmental Entity granted to, provided to, or enjoyed by any Group Company.

“Group Company” and “Group Companies” means, collectively, the Company and its Subsidiaries.

“Hazardous Substance” means any materials, substances, pollutants, or contaminants, including any hazardous, toxic, dangerous, flammable, explosive, infectious or radioactive substances or wastes that are regulated by, defined, declared, or controlled in or under, or may give rise to standards of conduct or Liability pursuant to, any Environmental Law or Order, including, without limitation, any petroleum products or byproducts, asbestos, lead, polychlorinated biphenyls or related waste, per- and poly-fluoroakyl substances, mold, or radon.

“Indebtedness” means, as of any time, without duplication, with respect to any Person, the outstanding principal amount of, accrued and unpaid interest on, fees and expenses arising under or in respect of (a) indebtedness for borrowed money, (b) other obligations evidenced by any note, bond, debenture or other debt security, (c) obligations for the deferred purchase price of property or assets, including “earn-outs” and “seller notes” (but excluding any trade payables arising in the ordinary course of business), (d) reimbursement and other obligations with respect to letters of credit, bank guarantees, bankers’ acceptances or other similar instruments, in each case, solely to the extent drawn, (e) leases required to be capitalized under GAAP, (f) derivative, hedging, swap, foreign exchange or similar arrangements, including swaps, caps, collars, hedges or similar arrangements, (g) breakage costs, prepayment or early termination premiums, penalties, or other fees or expenses payable as a result of the Transactions in respect of any of the items in the foregoing clauses (a) through (f) and (h) any of the obligations of any other Person of the type referred to in clauses (a) through (g) above directly or indirectly guaranteed by such Person or secured by any assets of such Person, whether or not such Indebtedness has been assumed by such Person.

“Ineligible Holder” means a Company Shareholder that is not an Eligible Holder.

“Initial PIPE Financing” has the meaning set forth in the recitals to this Agreement.

“Intellectual Property Rights” means all right, title and interest and benefit in and to intellectual property of every nature, whether registered or unregistered, and related priority rights protected, created or arising under the Laws of the United States or any other jurisdiction or under any international convention, including all (a) patents and patent applications, industrial designs and design patent rights, including any continuations, divisionals, continuations-in-part and provisional applications and statutory invention registrations, and any patents issuing on any of the foregoing and any reissues, reexaminations, substitutes, supplementary protection certificates, extensions of any of the foregoing (collectively, “Patents”); (b) trademarks, service marks, trade names, service names, brand names, trade dress rights, logos, Internet domain names, corporate names and other source or business identifiers, together with the goodwill associated with any of the foregoing, and all applications, registrations, extensions and renewals of any of the foregoing (collectively, “Marks”); (c) copyrights and works of authorship, database and design rights, mask work rights and moral rights, whether or not registered or published, and all registrations, applications, renewals, extensions and reversions of any of any of the foregoing (collectively, “Copyrights”); (d) trade secrets, trade rights, know-how and other Confidential Information, including invention disclosures, inventions and formulae, processes, works, customer and supplier lists (including lists of prospects), Technology, inventions, engineering and other proprietary processes, data, specifications, prototypes, designs, records, drawings and calculations, web addresses, web sites, licenses, sub-licenses, whether patentable or not; (e) rights in or to Software or other Technology; and (f) any other intellectual or proprietary rights protectable, arising under or associated with any of the foregoing and all derivative works related thereto, including the right to prosecute and perfect such interests and rights to sue, oppose, cancel, interfere and enjoin based upon such interests, including such rights based on past infringement, if any, in connection with any of the foregoing and such all other rights protected by any Law anywhere in the world.

“Intended Tax Treatment” has the meaning set forth in the recitals to this Agreement.

“Interim Financial Statements” has the meaning set forth in Section 5.4(a).

“Interim Order” means the interim order of the Court contemplated by Section 4.1(a) of this Agreement and made pursuant to Section 291 of the BCBCA, in a form acceptable to the Company and SPAC, each acting reasonably, providing for, among other things, the calling and holding of the Company Shareholders Meeting, as the same may be amended by the Court, provided that any such amendment is reasonably acceptable to each of the Company and SPAC, or with the consent of SPAC and the Company, each such consent not to be unreasonably withheld, conditioned or delayed.

“Investment Canada Act” means the Investment Canada Act (Canada).

“Investment Canada Act Approval” means NewCo has notified the Minister of the Transaction and (i) the Minister has not sent to NewCo a notice under subsection 25.2(1) of the Investment Canada Act within the prescribed time period and the Governor in Council has not made an order under subsection 25.3(1) of the Investment Canada Act in respect of the Transaction within the prescribed time period; (ii) if such a notice has been sent or such an order has been made, NewCo has subsequently received (A) a notice under paragraph 25.2(4)(a) of the Investment Canada Act indicating that a review of the Transaction on grounds of national security will not be commenced, (B) a notice under paragraph 25.3(6)(b) of the Investment Canada Act indicating that no further action will be taken in respect of the Transaction, or (C) a copy of an order under paragraph 25.4(1)(b) authorizing the Transaction; or (iii) if the Minister determines that a notification is not required under sections 11 and 12 of the Investment Canada Act then 45 days have passed after notifying the Minister of the Transaction.

“Investment Company Act” means the Investment Company Act of 1940.

“IPO” has the meaning set forth in Section 10.18.

“IRS” means the United States Internal Revenue Service.

“JOBS Act” means the Jumpstart Our Business Startups Act of 2012.

“Latest Balance Sheet” has the meaning set forth in Section 5.4(a).

“Law” means any federal, state, local, provincial, foreign, national or supranational statute, law (including common law), act, statute, ordinance, treaty, rule, code, regulation or other binding directive or guidance issued, promulgated or enforced by a Governmental Entity having jurisdiction over a given matter.

“Leased Real Property” has the meaning set forth in Section 5.18(b).

“Liability” or “liability” means any and all debts, liabilities and obligations, whether accrued or fixed, absolute or contingent, known or unknown, matured or unmatured or determined or determinable, including those arising under any Law (including any Environmental Law), Proceeding or Order and those arising under any Contract, agreement, arrangement, commitment or undertaking.

“Lien” means any mortgage, pledge, security interest, encumbrance, lien, license or sub-license, charge or other similar encumbrance or interest (including, in the case of any Equity Securities, any voting, transfer or similar restrictions).

“Marks” has the meaning set forth in the definition of Intellectual Property Rights.

“Material Contracts” has the meaning set forth in Section 5.7(a).

“Material Permits” has the meaning set forth in Section 5.6.

“Merger” has the meaning set forth in the recitals to this Agreement.

“Merger Consideration” has the meaning set forth in Section 3.6(c).

“Merger Sub” has the meaning set forth in the introductory paragraph to this Agreement.

“Merger Sub Common Shares” has the meaning set forth in Section 3.6(e).

“Minister” means the Minister of Innovation, Science and Industry.

“Misrepresentation” means an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

“NewCo” has the meaning set forth in the introductory paragraph to this Agreement.

“NewCo Board” means the board of directors of NewCo.

“NewCo Common Shares” means the shares of NewCo’s common stock, par value $0.01 per share.

“NewCo Incentive Equity Plan” has the meaning set forth in Section 7.18.

“NewCo Share Exchange” has the meaning set forth in the recitals to this Agreement.

“NewCo Warrants” means the SPAC Warrants as of and following the Effective Time, which having been assume by NewCo shall be exercisable, in accordance with the terms of the Warrant Agreement, for NewCo Common Shares.

“NYSE” means the New York Stock Exchange.

“Off-the-Shelf Software” means any Software that is made generally and widely available to the public on a commercial basis and is licensed to any of the Group Companies on a non-exclusive basis under standard terms and conditions.

“Order” means any writ, order, judgment, injunction, decision, determination, award, ruling, subpoena, verdict or decree entered, issued or rendered by any Governmental Entity.

“Other Withholding Agent” has the meaning set forth in Section 2.3(a).

“Parties” has the meaning set forth in the introductory paragraph to this Agreement.

“Patents” has the meaning set forth in the definition of Intellectual Property Rights.

“Payment Spreadsheet” has the meaning set forth in Section 2.2(c).

“PCAOB” means the Public Company Accounting Oversight Board.

“PCAOB Financials” has the meaning set forth in Section 7.20.

“Permits” means any approvals, authorizations, clearances, licenses, registrations, permits, certificates, franchises, grants, quotas, registrations, consents, and orders of a Governmental Entity.

“Permitted Liens” means (a) mechanic’s, materialmen’s, carriers’, repairers’ and other similar statutory Liens arising or incurred in the ordinary course of business for amounts that are not yet delinquent or are being contested in good faith by appropriate proceedings and for which sufficient reserves have been established in accordance with GAAP, (b) Liens for Taxes, assessments or other governmental charges not yet due and payable as of the Closing Date or which are being contested in good faith and for which sufficient reserves have been established in accordance with GAAP, (c) encumbrances and restrictions on real property (including easements, covenants, conditions, rights of way and similar restrictions) that do not prohibit or materially interfere with any of the Group Companies’ use or occupancy of such real property, (d) zoning, building codes and other land use Laws regulating the use or occupancy of real property or the activities conducted thereon which are imposed by any Governmental Entity having jurisdiction over such real property and which are not violated by the use or occupancy of such real property or the operation of the businesses of the Group Company and do not prohibit or materially interfere with any of the Group Companies’ use or occupancy of such real property, (e) cash deposits or cash pledges to secure the payment of workers’ compensation, unemployment insurance, social security benefits or obligations arising under similar Laws or to secure the performance of public or statutory obligations, surety or appeal bonds, and other obligations of a like nature, in each case in the ordinary course of business and which are not yet due and payable, (f) grants by any Group Company of non-exclusive rights in non-material Intellectual Property Rights in the ordinary course of business consistent with past practice and (g) other Liens that do not materially and adversely affect the value, use or operation of the asset subject thereto.

“Permitted SPAC Expenses” means the sum of (a) $35,000,000 plus (b) an amount up to $100,000 to the extent paid by SPAC to the PIPE Financing placement agents in connection with the Initial PIPE Financing plus (c) an amount equal to any fees payable by SPAC to the PIPE Financing placement agents in connection with the Additional PIPE Financing, if applicable.

“Person” means an individual, partnership, corporation, limited liability company, joint stock company, unincorporated organization or association, trust, joint venture or other similar entity, whether or not a legal entity.

“Personal Data” means any data (a) relating to an identified or identifiable natural person (e.g., name, address telephone number, email address, financial account number, government-issued identifier), (b) used or intended to be used or which allows one to identify, contact, or precisely locate an individual, including any internet protocol address or other persistent identifier, and or (c) that is otherwise subject to any applicable Laws or any privacy policies of the Company governing data relating to an identified or identifiable natural person, including data defined as “personal data,” “personal information,” “personally identifiable information” or similar terms by applicable Privacy Law.

“PIPE Financing” means, collectively, the Initial PIPE Financing and any Additional PIPE Financing.

“PIPE Investors” has the meaning set forth in the recitals to this Agreement.

“PIPE Subscription Agreement” has the meaning set forth in the recitals to this Agreement.

“Plan of Arrangement” means the Plan of Arrangement in substantially the form attached hereto as Exhibit D with such changes as may be mutually agreed to by SPAC and the Company (such agreement not to be unreasonably withheld, conditioned or delayed by either SPAC or the Company, as applicable).

“Post-Redemption SPAC Share Number” means the aggregate number of SPAC Class A Common Shares outstanding (other than any Excluded Shares) after giving effect to the SPAC Stockholder Redemption.

“Privacy and Data Security Policies” has the meaning set forth in Section 5.20(a).

“Privacy Laws” means any of the following to the extent relating to the Processing of Personal Data or data-related notifications: (a) all applicable Laws; (b) each Group Company’s own external-facing privacy policies; and (c) applicable provisions of Contracts to which any Group Company is a party or is otherwise bound.

“Proceeding” means any lawsuit, litigation, action, audit, inquiry, investigation, examination, claim, complaint, charge, proceeding, suit or arbitration (in each case, whether civil, criminal or administrative and whether public or private) pending by or before or otherwise involving any Governmental Entity.

“Process” (or “Processing” or “Processes”) means the collection, use, storage, processing, recording, distribution, transfer, import, export, protection (including security measures), disposal or disclosure or other activity regarding data (whether electronically or in any other form or medium).

“Prospectus” has the meaning set forth in Section 10.18.

“Public Shareholders” has the meaning set forth in Section 10.18.

“Public Software” means any Software that contains, includes, incorporates, or has instantiated therein, or is derived in any manner (in whole or in part) from, any Software that is distributed as free software, open source software (e.g., Linux), whether pursuant to any license that is now or in the future approved by the Open Source Initiative and listed at http://www.opensource.org/licenses, which licenses include all versions of the GNU General Public License (GPL), the GNU Lesser General Public License (LGPL), the GNU Affero GPL, the MIT license, the Eclipse Public License, the Common Public License, the CDDL, the Mozilla Public License (MPL), the Artistic License, the Netscape Public License, the Sun Community Source License (SCSL), and the Sun Industry Standards License (SISL) or any similar licensing or distribution models, including under any terms or conditions that impose any requirement that any Software using, linked with, incorporating, distributed with or derived from such Public Software (a) be made available or distributed in source code form; (b) be licensed for purposes of making derivative works; or (c) be redistributable at no, or a nominal, charge.

“Real Property Leases” means all leases, sub-leases, licenses, or other agreements, in each case, pursuant to which any Group Company leases or sub-leases any real property.

“Redemption Deadline” has the meaning set forth in Section 8.3(d).

“Reference Date” means January 1, 2019.

“Registered Intellectual Property” means all issued Patents, pending Patent applications, registered Marks, pending applications for registration of Marks, registered Copyrights, pending applications for registration of Copyrights and Internet domain name registrations.

“Registration Rights and Lock-Up Agreement” has the meaning set forth in the recitals to this Agreement.

“Registration Statement / Proxy Statement” means a registration statement of NewCo on Form S-4 relating to the Transactions and containing a prospectus of NewCo and proxy statement of SPAC.

“Representatives” means with respect to any Person, such Person’s Affiliates and its and such Affiliates’ respective directors, managers, officers, employees, accountants, consultants, advisors, attorneys, agents and other representatives.

“Sanctions and Export Control Laws” means any Law or Order related to (a) import and export controls, including the U.S. Export Administration Regulations, the International Traffic in Arms Regulations and such other controls administered by the U.S. Customs and Border Protection, (b) economic sanctions, including those administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury, the U.S. Department of State, Global Affairs Canada, the European Union, any European Union Member State, the United Nations, and Her Majesty’s Treasury of the United Kingdom or any other similar Governmental Entity with jurisdiction over any Group Company from time to time or (c) anti-boycott measures.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“Schedules” means, collectively, the Company Disclosure Schedules and the SPAC Disclosure Schedules.

“SEC” means the U.S. Securities and Exchange Commission.

“SEC Guidance” has the meaning set forth in Section 6.8.

“Securities Act” means the U.S. Securities Act of 1933.

“Securities Laws” means Federal Securities Laws and other applicable foreign and domestic securities or similar Laws (including the applicable Canadian provincial and territorial securities laws).

“Security Incident” means any action that results in an actual or reasonably suspected cyber or security incident that could have an adverse effect on a Company IT System, Personal Data or any Company trade secret (including any processed thereby or contained therein), including an occurrence that jeopardizes or is reasonably believed to jeopardize the confidentiality, integrity, or availability of a Company IT System, Personal Data or any Company trade secret.

“Shareholder Agreements” means the Shareholder Agreement between the Company and certain of its shareholders dated April 14, 2020, as amended, and the Investor Right Agreement between the Company and certain of its shareholders dated April 14, 2020, as amended.

“Signing Filing” has the meaning set forth in Section 7.4(b).

“Signing Press Release” has the meaning set forth in Section 7.4(b).

“Software” shall mean any and all (a) computer programs and software, including any and all software implementations of algorithms, models and methodologies, whether in (and including all) source code or object code; (b) databases and compilations, including any and all data and collections of data, whether machine readable or otherwise; (c) descriptions, flowcharts and other work product used to design, plan, organize and develop any of the foregoing, screens, user interfaces, report formats, firmware, development tools, templates, menus, buttons and icons; and (d) all documentation, including user manuals and other training documentation, related to any of the foregoing.

“SPAC” has the meaning set forth in the introductory paragraph to this Agreement.

“SPAC Acquisition Proposal” means any direct or indirect acquisition (or other business combination), in one or a series of related transactions, by SPAC (a) of or with an unaffiliated entity or (b) of all or a material portion of the assets, Equity Securities or businesses of an unaffiliated entity (in the case of each of clause (a) and (b), whether by merger, consolidation, recapitalization, purchase or issuance of Equity Securities, tender offer or otherwise). Notwithstanding the foregoing or anything to the contrary herein, none of this Agreement, the Ancillary Documents or the Transactions shall constitute a SPAC Acquisition Proposal.

“SPAC Board” has the meaning set forth in the recitals to this Agreement.

“SPAC Board Recommendation” has the meaning set forth in Section 7.8.

“SPAC Class A Shares” means the shares of SPAC’s Class A common stock, par value $0.0001 per share.

“SPAC Class B Shares” means the shares of SPAC’s Class B common stock, par value $0.0001 per share.

“SPAC Closing Statement” has the meaning set forth in Section 2.2(a).

“SPAC Common Shares” means the SPAC Class A Shares and SPAC Class B Shares.

“SPAC D&O Persons” has the meaning set forth in Section 7.14(a).

“SPAC Disclosure Schedules” means the disclosure schedules to this Agreement delivered to the Company by SPAC on the date of this Agreement in connection with the execution of this Agreement.

“SPAC Expenses” means, as of any determination time, the aggregate amount of fees, expenses, commissions or other amounts incurred by or on behalf of, or otherwise payable (and not otherwise expressly allocated to a Group Company or any holder of Company Shares, Company Options or Company Warrants pursuant to the terms of this Agreement or any Ancillary Document), whether or not due, by a SPAC Party in connection with the negotiation, preparation or execution of this Agreement or any Ancillary Documents, the performance of its covenants or agreements in this Agreement or any Ancillary Document or the consummation of the Transactions, including (a) the fees and expenses of outside legal counsel, accountants, advisors, brokers, investment bankers, consultants, or other agents or service providers of any SPAC Party and (b) any other fees, expenses, commissions or other amounts that are expressly allocated to any SPAC Party pursuant to this Agreement or any Ancillary Document. Notwithstanding the foregoing or anything to the contrary herein and for the avoidance of doubt, SPAC Expenses shall (i) not include (A) any Company Expenses and (B) the cash underwriting discount previously paid prior to the date of this Agreement by SPAC to UBS upon consummation of SPAC’s initial public offering in the aggregate amount of six million dollars ($6,000,000) and (ii) include the deferred underwriting fee owed by SPAC to UBS pursuant to the UBS Letter Agreement in the aggregate amount of ten million five hundred thousand dollars ($10,500,000).

“SPAC Financial Statements” means all of the financial statements of SPAC included in the SPAC SEC Reports.

“SPAC Fundamental Representations” means the representations and warranties set forth in Section 6.1 (Organization and Qualification), Section 6.2 (Authority), Section 6.4 (Brokers), and Section 6.6 (Capitalization of the SPAC Parties).

“SPAC Information” has the meaning set forth in Section 4.1(c)(iv).

“SPAC Liabilities” means, as of any determination time, the aggregate amount of Liabilities of the SPAC Parties that are due and payable by the SPAC Parties as of such time. Notwithstanding the foregoing or anything to the contrary herein, SPAC Liabilities shall not include (a) any SPAC Expenses, (b) any Company Expenses or (c) any Liabilities arising out of, or related to, any Proceeding related to this Agreement, the Ancillary Documents or the Transactions, including any shareholder demand or other shareholder Proceedings (including derivative claims) arising out of, or related to, any of the foregoing.

“SPAC Material Adverse Effect” means any change, event, effect or occurrence that, individually or in the aggregate with any other change, event, effect or occurrence, has had or would reasonably be expected to have a material adverse effect on (a) the business or financial condition of the SPAC Parties, taken as a whole, or (b) the ability of any SPAC Party to consummate the Transactions, in each case, in accordance with the terms of this Agreement; provided, however, that, in the case of clause (a), none of the following shall be taken into account in determining whether a SPAC Material Adverse Effect has occurred or is reasonably likely to occur: any adverse change, event, effect or occurrence arising after the date of this Agreement from or related to (i) general business or economic conditions in or affecting the United States or Canada, or changes therein, or the global economy generally, (ii) any national or international political or social conditions in the United States, Canada or any other country, including the engagement by the United States, Canada or any other country in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence in any place of any military or terrorist attack, sabotage or cyberterrorism, (iii) changes in conditions of the financial, banking, capital or securities markets generally in the United States, Canada or any other country or region in the world, or changes therein, including changes in interest rates in the United States, Canada or any other country and changes in exchange rates for the currencies of any countries, (iv) changes in any applicable Laws, (v) any change, event, effect or occurrence that is generally applicable to the industries or markets in which any SPAC Party operates, (vi) the execution or public announcement of this Agreement or the pendency or consummation of the transactions contemplated by this Agreement, including the impact thereof on the relationships, contractual or otherwise, of any SPAC Party with employees, customers, investors, contractors, lenders, suppliers, vendors, partners, licensors, licensees, payors or other third parties related thereto, (vii) any failure by any SPAC Party to meet, or changes to, any internal or published budgets, projections, forecasts, estimates or predictions (although the underlying facts and circumstances resulting in such failure may be taken into account to the extent not otherwise excluded from this definition pursuant to clauses (i) through (vi) or (viii)), (viii) any hurricane, tornado, flood, earthquake, tsunami, natural disaster, mudslides, wild fires, epidemics, pandemics (including COVID-19) or quarantines, acts of God or other natural disasters or comparable events in the United States, Canada or any other country or region in the world, or any escalation of the foregoing, or (ix) the matters set forth on Section 1.1 of the SPAC Disclosure Schedules; provided, however, that any change, event, effect or occurrence resulting from a matter described in any of the foregoing clauses (i) through (v) or clause (viii) may be taken into account in determining whether a SPAC Material Adverse Effect has occurred or is reasonably likely to occur to the extent such change, event, effect or occurrence has or has had a disproportionate adverse effect on the SPAC Parties, taken as a whole, relative to other participants operating in the industries or markets in which the SPAC Parties operate.

“SPAC Non-Party Affiliates” means, collectively, each SPAC Related Party and each of the former, current or future Affiliates, Representatives, successors or permitted assigns of any SPAC Related Party (other than, for the avoidance of doubt, SPAC).

“SPAC Parties” has the meaning set forth in the introductory paragraph to this Agreement.

“SPAC Related Party” has the meaning set forth in Section 6.10.

“SPAC SEC Reports” has the meaning set forth in Section 6.8.

“SPAC Stockholder Approval” means the approval of each Transaction Proposal by the affirmative vote of the holders of the requisite number of SPAC Common Shares entitled to vote thereon, whether in person or by proxy at the SPAC Stockholders Meeting (or any adjournment thereof), in accordance with the Governing Documents of SPAC and applicable Law.

“SPAC Stockholder Redemption” means the right of the holders of SPAC Class A Shares to redeem all or a portion of their SPAC Class A Shares (in connection with the Transactions) as set forth in Governing Documents of SPAC.

“SPAC Stockholders” means the holders of SPAC Common Shares as of any determination time prior to the Effective Time.

“SPAC Stockholders Meeting” has the meaning set forth in Section 7.8.

“SPAC Units” means the equity securities of SPAC each consisting of one SPAC Common Share and one-third of one SPAC Warrant.

“SPAC Warrants” means each warrant to purchase one SPAC Class A Share at an exercise price of $11.50 per share, subject to adjustment, on the terms and subject to the conditions set forth in the Warrant Agreement.

“Sponsor” means CDPM Sponsor Group, LLC, a Delaware limited liability company.

“Sponsor Share Adjustment” has the meaning set forth in the recitals to this Agreement.

“Sponsor Support Agreement” has the meaning set forth in the recitals to this Agreement.

“Subsidiary” means, with respect to any Person, any corporation, limited liability company, partnership or other legal entity of which (a) if a corporation, a majority of the total voting power of shares entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of such Person or a combination thereof, or (b) if a limited liability company, partnership, association or other business entity (other than a corporation), a majority of the partnership or other similar ownership interests thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more Subsidiaries of such Person or a combination thereof and for this purpose, a Person or Persons own a majority ownership interest in such a business entity (other than a corporation) if such Person or Persons shall be allocated a majority of such business entity’s gains or losses or shall be a, or control any, managing director or general partner of such business entity (other than a corporation). The term “Subsidiary” shall include all Subsidiaries of such Subsidiary.

“Supporting Company Shareholders” has the meaning set forth in the recitals to this Agreement.

“Surviving Company” has the meaning set forth in the recitals to this Agreement.

“Tax” means any federal, provincial, state or local income, gross receipts, franchise, estimated, alternative minimum, sales, use, transfer, value added, excise, stamp, customs, duties, ad valorem, real property, personal property (tangible and intangible), capital stock, social security, unemployment, payroll, wage, employment, severance, occupation, registration, environmental, communication, mortgage, profits, license, lease, service, goods and services, withholding, premium, turnover, windfall profits or other taxes of any kind whatever, whether computed on a separate or combined, unitary or consolidated basis or in any other manner, together with any interest, deficiencies, penalties, additions to tax, or additional amounts imposed by any Governmental Entity with respect thereto, whether disputed or not, and including any secondary Liability for any of the aforementioned.

“Tax Act” means the Income Tax Act (Canada) and the regulations promulgated thereunder.

“Tax Authority” means any Governmental Entity responsible for the collection or administration of Taxes or Tax Returns.

“Tax Return” means returns, information returns, statements, declarations, claims for refund, schedules, designations, elections, notices, attachments and reports relating to Taxes required to be filed with any Governmental Entity, including any amendment of any of the foregoing.

“Technology” means all designs, formulas, algorithms, procedures, techniques, methods, processes, concepts, ideas, know-how, programs, models, routines, Software, hardware, equipment, data, databases, tools, inventions, creations, improvements and all recordings, graphs, drawings, reports, analyses, other writings, and any other embodiment of the above, in any form, whether or not specifically listed herein.

“Termination Date” has the meaning set forth in Section 9.1(d).

“Transaction Litigation” has the meaning set forth in Section 7.2(d).

“Transaction Proposals” has the meaning set forth in Section 7.8.

“Transaction Support Agreements” has the meaning set forth in the recitals to this Agreement.

“Transactions” means the transactions contemplated by this Agreement, the Plan of Arrangement and the Ancillary Documents.

“Trust Account” has the meaning set forth in Section 10.18.

“Trust Account Released Claims” has the meaning set forth in Section 10.18.

“Trust Agreement” has the meaning set forth in Section 6.9.

“Trustee” has the meaning set forth in Section 6.9.

“UBS” means UBS Securities LLC, Inc.

“UBS Letter Agreement” means that certain Letter Agreement, dated as of October 20, 2020, by and between UBS and SPAC.

“Unit Separation” has the meaning set forth in Section 3.6(a).

“Unpaid Company Expenses” means the Company Expenses that are unpaid as of immediately prior to the Closing.

“Unpaid SPAC Expenses” means the SPAC Expenses that are unpaid as of immediately prior to the Closing.

“Unpaid SPAC Liabilities” means the SPAC Liabilities as of immediately prior to the Closing.

“WARN” means the Worker Adjustment Retraining and Notification Act of 1988 as well as similar foreign, state or local Laws.

“Warrant Agreement” means the Warrant Agreement, dated as of October 20, 2020, by and between SPAC and the Trustee, as amended or amended and restated.

“Warrant Agreement Amendment” has the meaning set forth in Section 3.6(d).

“Willful Breach” means a material breach of this Agreement by a Party that is a consequence of an act undertaken or a failure to act by the breaching Party with the knowledge that the taking of such act or such failure to act would, or would reasonably be expected to, constitute or result in a breach of this Agreement.

“Withholding Obligation” has the meaning set forth in Section 2.3(a).

ARTICLE II

CLOSING

Section 2.1 Closing of the Transactions. The closing of the Transactions (the “Closing”) shall take place electronically by exchange of the closing deliverables by the means provided in Section 10.11 as promptly as reasonably practicable, but in no event later than the third (3rd) Business Day, following the satisfaction (or, to the extent permitted by applicable Law, waiver) of the conditions set forth in ARTICLE VIII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to satisfaction or waiver of such conditions) (the “Closing Date”) or at such other place, date and/or time as SPAC and the Company may agree in writing; provided that the Parties shall cause the Arrangement to become effective in accordance with the Plan of Arrangement.

Section 2.2 Closing Statements; Payment Spreadsheet.

(a) No later than three (3) Business Days prior to the Closing Date, SPAC shall deliver to the Company a written notice setting forth SPAC’s good faith estimate, as of the Closing, of the amount of (i) cash that will be in the Trust Account, (ii) Unpaid SPAC Expenses (including a list of all such Unpaid SPAC Expenses together with written invoices and wire transfer instructions for the payment thereof), (iii) Unpaid SPAC Liabilities and (iv) the Aggregate Transaction Proceeds (the “SPAC Closing Statement”).

(b) No later than three (3) Business Days prior to the Closing Date, the Company shall deliver to SPAC a written notice setting forth the Company’s good faith estimate, as of the Closing, of the amount of (i) Company Expenses (including a list of all such Company Expenses together with written invoices and wire transfer instructions for the payment thereof), (ii) the Indebtedness of the Company, (iii) the Aggregate Company Option Exercise Price and (iv) the Aggregate Company Warrant Exercise Price (the “Company Closing Statement”).

(c) As promptly as practicable following delivery by (i) SPAC pursuant to Section 2.2(a) of the SPAC Closing Statement and (ii) the Company pursuant to Section 2.2(b) of the Company Closing Statement and, in any event, not less than two (2) Business Days prior to the Closing Date and based upon the SPAC Closing Statement and the Company Closing Statement, the Company shall calculate Adjusted Equity Value and deliver to SPAC a schedule (the “Payment Spreadsheet”) setting forth (A) the Company’s good faith calculation of the Consideration and (B) the portion of the Consideration Shares payable to each Company Shareholder (including the allocation of NewCo Common Shares and Exchangeable Shares). As promptly as practicable following the Company’s delivery of the Payment Spreadsheet, the Company and SPAC shall work together in good faith to finalize the calculation of the Consideration and the Payment Spreadsheet and the Company shall consider in good faith and incorporate any reasonable comments made by SPAC. The allocation of the Consideration Shares set forth in the Payment Spreadsheet shall, to the fullest extent permitted by applicable Law, be final and binding on the Parties and shall be used by the SPAC Parties for purposes of issuing the Consideration Shares to each Company Shareholder (including the allocation of NewCo Common Shares and Exchangeable Shares) pursuant to ARTICLE IV, absent manifest error. In issuing the Consideration Shares and pursuant to ARTICLE IV, the SPAC Parties shall, to the fullest extent permitted by applicable Law, be entitled to rely fully on the information set forth in the Payment Spreadsheet, absent manifest error.

Section 2.3 Withholding Rights.

(a) Notwithstanding anything to the contrary contained herein, each of the Parties, the Depositary and any other Person that has any withholding obligation with respect to any amount paid or deemed paid hereunder (any such Person, an “Other Withholding Agent”) shall be entitled to deduct and withhold or direct a Party, the Depositary or any Other Withholding Agent to deduct and withhold on their behalf, from any consideration paid, deemed paid or otherwise deliverable to any Person under this Agreement or the Plan of Arrangement (an “Affected Person”), such amounts as are required to be deducted or withheld with respect to such payment or deemed payment under the Tax Act, the Code or any provision of any federal, provincial, territorial, state, local or other tax Law (a “Withholding Obligation”); provided, that a Party, the Depositary or any Other Withholding Agent, as applicable, shall (i) use commercially reasonable efforts to promptly notify the Affected Person in advance of any anticipated withholding and (ii) reasonably cooperate with such Affected Person to minimize the amount of any applicable withholding. Such deducted or withheld amounts shall be timely remitted to the appropriate Governmental Entity as required by applicable Law. To the extent that amounts are so deducted or withheld and remitted to the appropriate Governmental Entity, such deducted or withheld amounts shall be treated for all purposes under this Agreement and the Plan of Arrangement as having been paid to the Affected Person to whom such amounts would otherwise have been paid or deemed paid.

(b) The Parties, the Depositary and any Other Withholding Agent shall also have the right to:

(i) withhold and sell, or direct a Party, the Depositary or any Other Withholding Agent to deduct and withhold and sell on their behalf, on their own account or through a broker (the “Broker”), and on behalf of any Affected Person; or

(ii) require the Affected Person to irrevocably direct the sale through a Broker and irrevocably direct the Broker to pay the proceeds of such sale to a Party, the Depositary or any Other Withholding Agent as appropriate (and, in the absence of such irrevocable direction, the Affected Person shall be deemed to have provided such irrevocable direction), such number of NewCo Common Shares or Exchangeable Shares (or the NewCo Common Shares exchanged therefor) delivered or deliverable to such Affected Person pursuant to this Agreement or the Plan of Arrangement or the Exchangeable Share Provisions as is necessary to produce sale proceeds (after deducting commissions payable to the Broker and other costs and expenses) sufficient to fund any Withholding Obligations. Any Exchangeable Shares to be sold in accordance with this Section 2.3 shall first be exchanged for NewCo Common Shares in accordance with their terms and the NewCo Common Shares delivered in respect of such Exchangeable Shares shall be sold. Any such sale of NewCo Common Shares shall be affected on a public market and as soon as practicable following the Closing Date. Each of the Parties, the Depositary, the Broker or any Other Withholding Agent, as applicable, shall act in a commercially reasonable manner in respect of any withholding obligation; however, none of the Parties, the Depositary, the Broker or any Other Withholding Agent will have or be deemed to have any fiduciary duty to any stockholder of NewCo or Company Shareholder and will not be liable for any loss arising out of any sale of such NewCo Common Shares, including any loss relating to the manner or timing of such sales, the prices at which the NewCo Common Shares are sold or otherwise.

ARTICLE III

THE MERGER

Section 3.1 Effective Time. Subject to the terms and conditions set forth in this Agreement, on the Closing Date, the Parties shall cause the Merger to be effected by filing a certificate of merger (a “Certificate of Merger”) with the Secretary of State of the State of Delaware, in such form as is required by, and executed in accordance with, the relevant provisions of the DGCL and reasonably agreed by the Parties. For purposes of this Agreement, the “Effective Time” shall mean the time at which the Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware and has become effective in accordance with the DGCL or such later time as SPAC and Merger Sub may agree and specify in the Certificate of Merger pursuant to the DGCL.

Section 3.2 The Merger. At the Effective Time, upon the terms and subject to the conditions of this Agreement in accordance with the applicable provisions of the DGCL, Merger Sub shall, automatically and without any action on the part of any Party, be merged with and into SPAC, following which the separate corporate existence of Merger Sub shall cease and SPAC shall continue as the Surviving Company after the Effective Time and as a direct, wholly-owned subsidiary of NewCo.

Section 3.3 Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in this Agreement, the Certificate of Merger and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, agreements, powers and franchises, debts, liabilities, duties and obligations of SPAC and Merger Sub shall become the property, rights, privileges, agreements, powers and franchises, debts, liabilities, duties and obligations of the Surviving Company, which shall include the assumption by the Surviving Company of any and all agreements, covenants, duties and obligations of SPAC and Merger Sub set forth in this Agreement to be performed after the Effective Time.

Section 3.4 Governing Documents. At the Effective Time, the certificate of incorporation and bylaws of Merger Sub as in effect immediately prior to the Effective Time shall be the certificate of incorporation and bylaws of the Surviving Company, except all references to the name of Merger Sub shall be replaced by the name of the Surviving Company, until, thereafter changed or amended as provided therein (except that no such change or amendment shall have the effect of affecting the Company’s obligations pursuant to Section 7.14) or by applicable Law.

Section 3.5 Directors and Officers of the Surviving Company. SPAC shall take necessary corporate action so that, immediately after the Effective Time, (a) the directors of the Surviving Company shall be the individuals identified by the Company prior to the Closing Date, until any such director’s successor is duly elected or appointed and qualified, or until the earlier of their death, resignation or removal and (b) the officers of the Surviving Company shall be the individuals identified by the Company prior to the Closing Date, each to hold office in accordance with the applicable provisions of the DGCL and the certificate of incorporation and bylaws of the Surviving Company.

Section 3.6 Effect of the Merger on Securities of SPAC and Merger Sub. Upon the terms and subject to the conditions of this Agreement, at the Effective Time, by virtue of the Merger and without any further action on the part of the Parties or any other Person, the following shall occur:

(a) SPAC Units. To the extent any SPAC Units remain outstanding and unseparated, immediately prior to the Effective Time, the SPAC Common Shares and the SPAC Warrants comprising each such issued and outstanding SPAC Unit immediately prior to the Effective Time shall be automatically separated (the “Unit Separation”) and the holder of each SPAC Unit shall be deemed to hold one (1) SPAC Common Share and one-third of one (1/3) SPAC Warrant. The SPAC Common Shares and SPAC Warrants held following the Unit Separation shall be converted in accordance with the applicable terms of this Section 3.6.

(b) SPAC Class A Common Shares. At the Effective Time, each issued and outstanding SPAC Class A Common Share (other than any Excluded Shares and after giving effect to the SPAC Stockholder Redemption) shall be automatically converted into and exchanged for the right to receive from the Depositary, for each SPAC Class A Common Share, a number of NewCo Common Shares (the “Class A Consideration”) equal to the lower of: (A) 1.4541326; and (B) (1) (x) the Post-Redemption SPAC Share Number, plus (y) 5,000,000 divided by (2) the Post-Redemption SPAC Share Number (the lower of (A) and (B), the “Exchange Ratio”), following which, each SPAC Class A Common Share shall no longer be outstanding and shall automatically be canceled and shall cease to exist by virtue of the Merger and each former holder of SPAC Class A Common Shares shall thereafter cease to have any rights with respect to the SPAC Class A Common Shares, except as provided herein or by applicable Law. NewCo shall use reasonable best efforts to cause the NewCo Common Shares issued pursuant to this Section 3.6(b) to be issued in book-entry form as of the Effective Time.

(c) SPAC Class B Common Shares. At the Effective Time, each issued and outstanding SPAC Class B Common Share (other than any Excluded Shares) shall be automatically converted into and exchanged for the right to receive from the Depositary, one NewCo Common Share (the “Class B Consideration” and together with the Class A Consideration, the “Merger Consideration”), following which, each SPAC Class B Common Share shall no longer be outstanding and shall automatically be canceled and shall cease to exist by virtue of the Merger and each former holder of SPAC Class B Common Shares shall thereafter cease to have any rights with respect to the SPAC Class B Common Shares, except as provided herein or by applicable Law. NewCo shall use reasonable best efforts to cause the NewCo Common Shares issued pursuant to this Section 3.6(c) to be issued in book-entry form as of the Effective Time.

(d) SPAC Warrants. Pursuant to the terms of the Warrant Agreement, at the Effective Time, by virtue of the Merger and without any action on the part of any holder of a SPAC Warrant, each SPAC Warrant that is issued and outstanding immediately prior to the Effective Time shall automatically and irrevocably be converted into one (1) NewCo Warrant on the same terms as were in effect immediately prior to the Effective Time under the terms of the Warrant Agreement. The Parties shall take all lawful action to effect the aforesaid provisions of this Section 3.6(d), including causing the Warrant Agreement to be amended or amended and restated to the extent necessary to give effect to this Section 3.6(d), including adding NewCo as a party thereto (the “Warrant Agreement Amendment”).

(e) Merger Sub Common Shares. At the Effective Time, each share of common stock, par value $0.01 per share, of Merger Sub (the “Merger Sub Common Shares”) that is issued and outstanding immediately prior to the Effective Time shall automatically convert into one (1) share of common stock, par value $0.01 per share, of the Surviving Company. The shares of common stock of the Surviving Company shall have the same rights, powers and privileges as the shares so converted and shall constitute the only issued and outstanding share capital of the Surviving Company.

(f) No Liability. Notwithstanding anything to the contrary in this Section 3.6, none of the Parties or the Surviving Company or the Depositary shall be liable to any Person for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar applicable Law. Any portion of the Merger Consideration remaining unclaimed by SPAC Stockholders immediately prior to such time when the amounts would otherwise escheat to, or become property of, any Governmental Entity shall become, to the extent permitted by applicable Law, the property of the Company free and clear of any claims or interest of any Person previously entitled thereto.

(g) Excluded Shares. Each SPAC Common Share held in SPAC’s treasury or owned by the Company or any other wholly-owned subsidiary of the Company or SPAC immediately prior to the Effective Time (each, an “Excluded Share”), shall be cancelled and shall cease to exist, and no consideration shall be paid or payable to any Person with respect thereto.

(h) Delivery of Merger Consideration. (a) All NewCo Common Shares delivered upon the exchange of SPAC Common Shares in accordance with the terms of this ARTICLE III shall be deemed to have been exchanged and paid in full satisfaction of all rights pertaining to the securities represented by such SPAC Common Shares and (b) at the Effective Time, the stock transfer books of SPAC shall be closed and there shall be no further registration of transfers on the register of members of SPAC of the SPAC Common Shares that were issued and outstanding immediately prior to the Effective Time.

Section 3.7 Taking of Necessary Action; Further Action. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Company following the Merger with full right, title and possession to all assets, property, rights, privileges, powers and franchises of SPAC and Merger Sub, the officers and directors (or their designees) of the Surviving Company are fully authorized in the name of their respective corporations or otherwise to take, and will take, all such lawful and necessary action, so long as such action is not inconsistent with this Agreement.

ARTICLE IV

THE ARRANGEMENT

Section 4.1 The Arrangement. On the terms and subject to the conditions hereof, the Parties shall proceed to effect the Arrangement under Part 9, Division 5 of the BCBCA immediately following the Effective Time (the “Arrangement Effective Time”), on the terms and subject to the conditions set forth in the Plan of Arrangement.

(a) The Interim Order. As soon as reasonably practicable, and in any event within three (3) Business Days after the date that the Registration Statement is declared effective, the Company shall apply, pursuant to Part 9, Division 5 of the BCBCA and, in cooperation with SPAC (which shall include the opportunity for SPAC and its Representatives to review all relevant documents by SPAC and the incorporation of all reasonable comments from SPAC and its Representatives thereon), prepare, file and diligently pursue an application to the Court for the Interim Order in respect of the Arrangement, which shall identify that the Transaction Support Agreements have been executed by each of the Supporting Company Shareholders and shall provide, among other things:

(i) for the class(es) of persons to whom notice is to be provided in respect of the Arrangement and the Company Shareholders Meeting, and for the manner in which such notice is to be provided;

(ii) that the required level of approval for the Company Arrangement Resolution shall be the Company Required Approval;

(iii) that, in all other respects, the terms, restrictions and conditions of the Governing Documents of the Company, including quorum requirements and all other matters, shall apply in respect of the Company Shareholders Meeting;

(iv) for the grant of the Arrangement Dissent Rights to Company Shareholders as contemplated by the Plan of Arrangement;

(v) for the notice requirements regarding the presentation of the application to the Court for the Final Order;

(vi) that it is the intention of the Parties to rely upon Section 3(a)(10) of the Securities Act in connection with the exchange of the Electing Company Shares for the Exchangeable Shares in accordance with the Plan of Arrangement, based on the Court’s approval of the Arrangement, which approval through the issuance of the Final Order will constitute its determination of the fairness of the Arrangement;

(vii) that the Company Shareholders Meeting may be adjourned or postponed from time to time by the Company, with the consent of the SPAC (such consent not to be unreasonably withheld, conditioned or delayed), and in accordance with the terms of this Agreement or as otherwise agreed by the Parties without the need for additional approval of the Court, and may be held virtually;

(viii) that the record date for the Company Shareholders entitled to notice of and to vote at the Company Shareholders Meeting will not change in respect of any adjournment(s) or postponement(s) of the Company Shareholders Meeting;

(ix) confirmation of the record date for the purposes of determining the Company Shareholders entitled to receive material and vote at the Company Shareholders Meeting in accordance with the Interim Order;

(x) that the Canadian Share Exchange shall be limited such that Eligible Holders electing to receive Exchangeable Shares (other than Public Sector Pension Investment Board) will not hold greater than 19.9% of NewCo on a pro forma fully diluted basis; and

(xi) for such other matters as the Parties may agree are reasonably necessary to complete the Transactions.

(b) The Company Shareholders Meeting.

(i) Subject to the terms of this Agreement, the Interim Order, and the provision of the SPAC Information, the Company shall convene and conduct the Company Shareholders Meeting in accordance with the Governing Documents of the Company, applicable Laws and the Interim Order as soon as reasonably practicable and shall not adjourn, postpone or cancel (or propose the adjournment, postponement or cancellation of) the Company Shareholders Meeting without the prior written consent of SPAC, except in the case of an adjournment as required for quorum purposes. The Company shall consult with SPAC in fixing the record date for the Company Shareholders Meeting and the date of the Company Shareholders Meeting, give notice to SPAC of the Company Shareholders Meeting and allow SPAC’s Representatives to attend the Company Shareholders Meeting. The Company shall use its reasonable best efforts to obtain the Company Required Approval in respect of the Company Arrangement Resolution, including instructing the management proxyholders named in the Company Information Circular to vote any discretionary or blank proxy submitted by the Company Shareholders in favor of such action, and shall take all other action reasonably necessary or advisable to secure the Company Required Approval.

(ii) The Company shall provide SPAC with (A) updates with respect to the aggregate tally of the proxies received by the Company in respect of the Company Arrangement Resolution, (B) updates with respect to any communication (written or oral) from any Company Shareholder in opposition to the Arrangement or any purported exercise or withdrawal of Arrangement Dissent Rights and written communications sent by or on behalf of the Company to any such person, and shall cooperate and consult in good faith with SPAC in advance in connection with any discussions or communications with any person in opposition to the Arrangement, (C) the right to demand postponement or adjournment of the Company Shareholders Meeting if, based on the tally of proxies, the Company will not receive the Company Required Approvals; provided, that the Company shall not be permitted to postpone the Company Shareholders Meeting more than the earlier of (1) five (5) Business Days prior to the Termination Date and (2) ten (10) days from the date of the first Company Shareholders Meeting without the prior written consent of SPAC, and (D) the right to review and comment on all material communications sent to the Company Shareholders regarding the Transactions and to participate in any material discussions, negotiations or Proceedings with or including any such Company Shareholders regarding the Transactions. The Company shall not (y) make any payment or settlement offer, or agree to any payment or settlement prior to the Effective Time with respect to Arrangement Dissent Rights, or (z) waive any failure by any Company Shareholder to timely deliver a notice of exercise of Arrangement Dissent Rights, in each case without the prior written consent of SPAC.

(c) The Company Information Circular.

(i) The Company shall promptly prepare and complete, in good faith consultation with SPAC, the Company Information Circular together with any other documents required by applicable Law in connection with the Company Shareholders Meeting and the Arrangement, and the Company shall, as promptly as practicable after obtaining the Interim Order, cause the Company Information Circular and such other documents to be delivered to each Company Shareholder and other person as required by the Interim Order and applicable Law.

(ii) The Company shall ensure that the Company Information Circular (A) complies in all material respects with the Governing Documents of the Company, the Interim Order and applicable Law, (B) does not contain any Misrepresentation, except with respect to SPAC Information included in the Company Information Circular and (C) provides the Company Shareholders with sufficient information, which is explained in sufficient detail, to permit them to form a reasoned judgment concerning the matters to be placed before the Company Shareholders Meeting.

(iii) Without limiting the generality of Section 4.1(c)(ii), the Company shall, subject to the terms of this Agreement, ensure that the Company Information Circular includes (A) a statement that the Company Board has unanimously determined that the Arrangement is in the best interests of the Company and fair to the Company Shareholders, and recommends that the Company Shareholders vote in favor of the Company Arrangement Resolution and (B) a statement that each Supporting Company Shareholder has entered into a Transaction Support Agreement pursuant to which such Supporting Company Shareholder has agreed to support and vote in favor of the Company Arrangement Resolution.

(iv) SPAC shall reasonably assist the Company in the preparation of the Company Information Circular, including obtaining and furnishing to the Company any information with respect to the SPAC Parties required to be included under applicable Laws in the Company Information Circular (the “SPAC Information”), and ensuring that the SPAC Information does not contain any Misrepresentation. The Company shall give SPAC and its Representatives a reasonable opportunity to review and comment on drafts of the Company Information Circular and other related documents, and shall accept the reasonable comments made by SPAC and its Representatives, and agrees that all information relating to the SPAC Parties included in the Company Information Circular must be in a form and content reasonably satisfactory to SPAC. The Company shall provide SPAC and its Representatives with a final copy of the Company Information Circular prior to its delivery to the Company Shareholders.

(v) Each Party shall promptly notify the other Party if it becomes aware that the Company Information Circular contains a Misrepresentation, or otherwise requires an amendment or supplement. The Parties shall reasonably cooperate in the preparation of any such amendment or supplement as required or appropriate, and the Company shall promptly deliver or otherwise disseminate any such amendment or supplement to the Company Shareholders as required by the Court or applicable Law.

(d) The Final Order. The Company shall take all steps necessary or desirable to submit the Arrangement to the Court and diligently pursue an application for the Final Order pursuant to Part 9, Division 5 of the BCBCA, as soon as reasonably practicable, but in any event not later than five (5) Business Days after the Company Required Approval is obtained for the Company Arrangement Resolution as provided for in the Interim Order, unless otherwise agreed, in writing, by the Company and SPAC.

(e) Court Proceedings.

(i) In connection with all Court proceedings relating to obtaining the Interim Order and the Final Order, the Company shall: (A) diligently pursue (and SPAC shall reasonably cooperate with the Company in diligently pursuing), the Interim Order and the Final Order; (B) provide SPAC and its Representatives with a reasonable opportunity to review and comment upon drafts of all materials to be filed with the Court in connection with the Arrangement, and reasonably consider the comments of SPAC and its Representatives, and all information relating to the SPAC Parties included in such materials must be in a form and content reasonably satisfactory to SPAC; (C) provide on a timely basis copies of any notice of appearance, response to petition, evidence or other documents served on the Company or its legal counsel in respect of the application for the Interim Order or the Final Order or any appeal from them, and any notice, written or oral, indicating the intention of any person to appeal, or oppose the granting of, the Interim Order or the Final Order; (D) ensure that all material filed with the Court in connection with the Arrangement is consistent with this Agreement and the Plan of Arrangement; (E) not file any material with the Court in connection with the Arrangement or serve any such material, and will not agree to modify or amend any materials so filed or served, except as contemplated by this Agreement or with SPAC’s prior written consent, such consent not to be unreasonably withheld, conditioned or delayed; provided that SPAC is not required to agree or consent to any increase or variation in the form of the Consideration or other modification or amendment to such materials that expands or increases SPAC’s obligations, or diminishes or limits SPAC’s rights, set forth in any such materials or under any such filed or served materials, this Agreement, the Arrangement, the Plan of Arrangement or the Transaction Support Agreements (F) subject to this Agreement, oppose any proposal from any person that the Final Order contain any provision inconsistent with the Plan of Arrangement or this Agreement, and if at any time after the issuance of the Final Order and prior to the Arrangement Effective Time, the Company is required by the terms of the Final Order or by applicable Law to return to Court with respect to the Final Order, it will do so only after notice to, and in good faith consultation and cooperation with, SPAC; and (G) not object to legal counsel to SPAC making such submissions on the hearing of the motion for the Interim Order and the application for the Final Order as such counsel considers appropriate, provided SPAC advises the Company of the nature of any such submissions prior to the hearing and such submissions are consistent with this Agreement and the Plan of Arrangement.

(ii) Subject to the terms of this Agreement (and Section 10.3 hereof), SPAC will reasonably cooperate with, and assist the Company in, seeking the Interim Order and the Final Order, including by providing the Company on a timely basis any material information reasonably required or reasonably requested to be supplied by SPAC in connection therewith.

Section 4.2 Treatment of Company Options and Company Warrants. The Parties acknowledge that the outstanding Company Options and Company Warrants shall be treated in accordance with the Plan of Arrangement.

Section 4.3 U.S. Securities Law Matters. The Parties agree that the Arrangement will be carried out with the intention, and the Parties will use their commercially reasonable efforts to ensure, that all Exchangeable Shares issued under the Arrangement will be issued by ExchangeCo, whether in the United States, Canada or any other country, in reliance on the exemption from the registration requirements of the Securities Act provided by Section 3(a)(10) thereunder. In order to ensure the availability of the exemption under Section 3(a)(10) of the Securities Act and to facilitate the SPAC Parties’ compliance with other U.S. Securities Laws, the parties agree that the Arrangement will be carried out on the following basis:

(a) the Court will be asked to approve the procedural and substantive fairness of the terms and conditions of the Arrangement;

(b) in accordance with Section 4.1(a)(vi), prior to the issuance of the Interim Order, the Court will be advised of the intention of ExchangeCo to rely on the exemption provided by Section 3(a)(10) of the Securities Act with respect to the issuance of Exchangeable Shares pursuant to the Arrangement, based on the Court’s approval of the Arrangement;

(c) prior to the issuance of the Interim Order, the Company will file with the Court a draft copy of the proposed text of the Company Information Circular together with any other documents required by Law in connection with the Company Shareholders Meeting;

(d) the Court will be advised prior to the hearing of the Court to give approval of the Arrangement that its approval of the Arrangement will be relied upon as a determination that the Court has satisfied itself as to the procedural and substantive fairness of the terms and conditions of the Arrangement to all Persons who are entitled to receive Exchangeable Shares pursuant to the Arrangement;

(e) the Company will ensure that each Company Shareholder entitled to receive Exchangeable Shares pursuant to the Arrangement will be given adequate and appropriate notice advising them of their right to attend the hearing of the Court to approve the procedural and substantive fairness of the terms and conditions of the Arrangement and providing them with sufficient information necessary for them to exercise that right;

(f) the Final Order will expressly state that the Arrangement is approved by the Court as being procedurally and substantively fair to all Persons entitled to receive Exchangeable Shares pursuant to the Arrangement;

(g) the Interim Order will specify that each Person entitled to receive Exchangeable Shares pursuant to the Arrangement will have the right to appear before the Court at the hearing of the Court to give approval of the Arrangement;

(h) the Court will hold a hearing before approving the fairness of the terms and conditions of the Arrangement and issuing the Final Order; and

(i) each Person entitled to receive Exchangeable Shares will be advised that Exchangeable Shares issued pursuant to the Arrangement have not been registered under the U.S. Securities Act will be issued in reliance on the exemption from registration under Section 3(a)(10) of the U.S. Securities Act.

ARTICLE V

REPRESENTATIONS AND WARRANTIES RELATING TO THE GROUP COMPANIES

Subject to Section 10.8, except as set forth on the Company Disclosure Schedules, the Company hereby represents and warrants to the SPAC Parties as follows:

Section 5.1 Organization and Qualification.

(a) Each Group Company is a corporation, limited liability company or other applicable business entity duly organized, incorporated or formed, as applicable, validly existing and in good standing (or the equivalent thereof, if applicable, in each case, with respect to the jurisdictions that recognize the concept of good standing or any equivalent thereof) under the Laws of its jurisdiction of formation, organization, amalgamation or continuation (as applicable). Section 5.1(a) of the Company Disclosure Schedules sets forth the jurisdiction of organization, incorporation, amalgamation, continuation or formation (as applicable) for each Group Company. Each Group Company has the requisite corporate, limited liability company or other applicable business entity power and authority to own, lease and operate its properties and to carry on its businesses as presently conducted, except where the failure to have such power or authority would not have a Company Material Adverse Effect.

(b) True and complete copies of the Governing Documents of each Group Company have been made available to SPAC, in each case, as amended and in effect as of the date of this Agreement, and no action has been taken to amend or supersede such Governing Documents of each Group Company. The Governing Documents of each Group Company are in full force and effect, and no Group Company is in breach or violation of any provision set forth in its Governing Documents.

(c) Each Group Company is duly qualified or licensed to transact business and is in good standing (or the equivalent thereof, if applicable, in each case, with respect to the jurisdictions that recognize the concept of good standing or any equivalent thereof) in each jurisdiction in which the property and assets owned, leased or operated by it, or the nature of the business conducted by it, makes such qualification or licensing necessary, except where the failure be so duly qualified or licensed and in good standing would not have a Company Material Adverse Effect.

Section 5.2 Capitalization of the Group Companies.

(a) Section 5.2(a) of the Company Disclosure Schedules sets forth a true and complete statement as of the date of this Agreement of (i) the number and class or series (as applicable) of all of the Equity Securities of the Company issued and outstanding, (ii) the identity of the Persons that are the holders thereof, (iii) with respect to each Company Option, (A) the date of grant, (B) any applicable exercise (or similar) price, (C) any applicable expiration (or similar) date, (D) whether each Company Option is vested or unvested together with any applicable vesting schedule (including acceleration provisions) (E) the name of the applicable registered holder, identifying whether such holder is not an employee of the Company, and (F) the number of Company Shares issuable upon exercise, and (iv) with respect to each Company Warrant, (A) any applicable exercise (or similar) price, (B) any applicable expiration (or similar) date, (C) the name of the registered holder, and (D) the number of Company Shares issuable upon exercise of each Company Warrant. All of the Equity Securities of the Company have been duly authorized and validly issued. All of the outstanding Company Shares are fully paid and non-assessable. The Company Equity Plan and the issuance of Company Shares under such plan (including all outstanding Company Options) have been duly authorized by the Company Board in compliance with Law and the terms of the Company Equity Plan.

(b) The Equity Securities of the Company (i) were not issued in violation of the Governing Documents of the Company or any other Contract to which the Company is party or bound, (ii) were not issued in violation of any preemptive rights, call option, right of first refusal or first offer, subscription rights, transfer restrictions or similar rights of any Person, (iii) have been offered, sold and issued in compliance with applicable Law, including Securities Laws and (iv) are free and clear of all Liens (other than transfer restrictions under the Governing Documents of the Company, the Shareholder Agreements and applicable Securities Law). Except as set forth on Section 5.2(a) of the Company Disclosure Schedules and those either permitted by Section 7.1(b) or issued, granted or entered into in accordance with Section 7.1(b), the Company has no outstanding (x) equity appreciation, phantom equity or profit participation rights or (y) options, restricted shares, restricted share units, phantom shares, warrants, purchase rights, subscription rights, conversion rights, exchange rights, repurchase rights, redemption rights, calls, puts, rights of first refusal or first offer or other Contracts that could require the Company to issue, sell or otherwise cause to become outstanding or to acquire, repurchase or redeem any Equity Securities or securities convertible into or exchangeable for Equity Securities of the Company. Other than the Shareholder Agreements, there are no voting trusts, proxies or other Contracts with respect to the voting or transfer of the Company’s Equity Securities.

(c) Section 5.2(c) of the Company Disclosure Schedules sets forth a true and complete statement as of the date hereof of (i) the number and class or series (as applicable) of all of the Equity Securities of each Subsidiary of the Company issued and outstanding and (ii) the identity of the Persons that are holders thereof. Except as issued pursuant to the Company Equity Plan, as of the date hereof, there are no outstanding (A) equity appreciation, phantom equity or profit participation rights or (B) options, restricted stock, restricted stock units, phantom stock, warrants, purchase rights, subscription rights, conversion rights, exchange rights, repurchase rights, redemption rights, calls, puts, rights of first refusal or first offer or other Contracts that could require any Subsidiary of the Company to issue, sell or otherwise cause to become outstanding or to acquire, repurchase or redeem any Equity Securities or securities convertible into or exchangeable for Equity Securities of the Subsidiaries of the Company. Other than the Shareholder Agreements, there are no voting trusts, proxies or other Contracts to which any Group Company is a party with respect to the voting or transfer of any Equity Securities of any Subsidiary of the Company.

(d) Except as set forth on Section 5.2(d) of the Company Disclosure Schedules, none of the Group Companies owns or holds (of record, beneficially, legally or otherwise), directly or indirectly, any Equity Securities in any Person (other than other Group Companies) or the right to acquire any such Equity Security, and none of the Group Companies are a partner or member of any partnership, limited liability company or joint venture.

(e) Section 5.2(e) of the Company Disclosure Schedules sets forth a list of all Indebtedness of the Group Companies as of the date of this Agreement, including the principal amount of such Indebtedness, the outstanding balance as of the date of this Agreement, and the debtor and the creditor thereof.

(f) All dividends or distributions on the securities of all of the Group Companies that have been declared or authorized have been paid in full.

Section 5.3 Authority. The Company has the requisite corporate power and authority to execute and deliver this Agreement and each Ancillary Document, to which it is or will be a party, to perform its obligations hereunder and thereunder (subject to obtaining the Interim Order, Final Order and Company Required Approval) and to consummate the Transactions. Subject to the receipt of the Interim Order, Final Order and Company Required Approval of the Company Arrangement Resolution, the execution and delivery of this Agreement, the Ancillary Documents to which the Company is or will be a party and the consummation of the Transactions have been (or, in the case of any Ancillary Document entered into after the date of this Agreement, will be upon execution thereof) duly authorized by all necessary corporate (or other similar) action on the part of the Company. This Agreement and each Ancillary Document to which the Company is or will be a party has been or will be, upon execution thereof, as applicable, duly and validly executed and delivered by the Company and constitutes or will constitute, upon execution and delivery thereof, as applicable, a valid, legal and binding agreement of the Company (assuming that this Agreement and the Ancillary Documents to which the Company is or will be a party are or will be upon execution thereof, as applicable, duly authorized, executed and delivered by the other Persons party thereto), enforceable against the Company in accordance with its terms (subject to applicable bankruptcy, insolvency, reorganization, moratorium or other Laws affecting generally the enforcement of creditors’ rights and subject to general principles of equity).

Section 5.4 Financial Statements; Undisclosed Liabilities.

(a) The Company has made available to SPAC a true and complete copy of (i) the audited consolidated balance sheet of the Group Companies as of December 31, 2020, December 31, 2019 and the related audited consolidated statements of operations, cash flows and changes of equity of the Group Companies for the years then ended, together with the auditor’s reports thereon (the “Audited Financial Statements”), and (ii) the unaudited consolidated balance sheet of the Group Companies as of September 30, 2021 and the related unaudited consolidated statements of operations, cash flows and changes of equity for the nine months ended September 30, 2021 (the “Latest Balance Sheet”) (the “Interim Financial Statements” and, together with the Audited Financial Statements, the “Financial Statements”), which are attached as Section 5.4(a) of the Company Disclosure Schedules. The Financial Statements (including the notes thereto) (A) were prepared in accordance with Law and GAAP applied on a consistent basis throughout the periods indicated (except as may be specifically indicated in the notes thereto) and (B) fairly present, in all material respects, the financial position, results of operations, cash flows and changes of equity of the Group Companies as at the date thereof and for the period indicated therein.

(b) Except (i) as set forth on the face of the Latest Balance Sheet, (ii) for Liabilities incurred in the ordinary course of business since the date of the Latest Balance Sheet, (iii) for Liabilities incurred in connection with the negotiation, preparation or execution of this Agreement or any Ancillary Documents, the performance by the Company of its covenants or agreements in this Agreement or any Ancillary Document to which it is or will be a party or the consummation of the Transactions and (iv) for Liabilities that are not and would not reasonably be expected to be, individually or in the aggregate, material to the Group Companies, taken as a whole, no Group Company has any Liabilities of a type that are required to be reflected or reserved for on a balance sheet prepared in accordance with GAAP. The Company has no off-balance sheet arrangements.

(c) The Company has established and maintain systems of internal accounting controls that are designed to provide, in all material respects, reasonable assurance that (i) all transactions are executed in accordance with management’s authorization and (ii) all transactions are recorded as necessary to permit preparation of proper and accurate financial statements in accordance with GAAP and to maintain accountability for the Group Companies’ assets.

(d) Except as set forth on Section 5.4(d) of the Company Disclosure Schedules, since the Reference Date, neither the Company, nor to the Company’s knowledge, an independent auditor of the Company, has identified any (i) “significant deficiency” in the internal controls over financial reporting of the Group Companies to the Company’s knowledge, (ii) “material weakness” in the internal controls over financial reporting of the Group Companies to the Company’s knowledge or (iii) fraud, whether or not material, that involves management or other employees of the Group Companies who have a significant role in the internal controls over financial reporting of the Group Companies.

(e) Since the Reference Date, (i) no Group Company has received or otherwise had or obtained knowledge of any written complaint, allegation, assertion or claim regarding the accounting or auditing practices, procedures, methodologies or methods of any Group Company or their respective internal accounting controls, and (ii) there have been no internal investigations regarding accounting or revenue recognition discussed with, reviewed by or initiated at the direction of the chief executive officer, chief financial officer, general counsel, the Company Board or any committee thereof.

Section 5.5 Consents and Requisite Governmental Approvals; No Violations.

(a) No consent, approval or authorization of, or designation, declaration or filing with, any Governmental Entity is required on the part of the Company with respect to the Company’s execution, delivery or performance of its obligations under this Agreement or the Ancillary Documents to which the Company is or will be party or the consummation of the Transactions, except for (i) the Investment Canada Act Approval, (ii) the filing with the SEC of (A) the Registration Statement / Proxy Statement and the declaration of the effectiveness thereof by the SEC and (B) such reports under Section 13(a) or 15(d) of the Exchange Act as may be required in connection with this Agreement, the Ancillary Documents or Transactions, (iii) the filing of any documents required by the Final Order, the Interim Order and filings required pursuant to the Plan of Arrangement or (iv) any other consents, approvals, authorizations, designations, declarations, waivers or filings, the absence of which would not have a Company Material Adverse Effect.

(b) None of the execution or delivery by the Company of this Agreement or any Ancillary Documents to which it is or will be a party, the performance by the Company of its obligations hereunder or thereunder or the consummation of the Transactions will, directly or indirectly (with or without due notice or lapse of time or both) (i) result in a breach of any provision of the Company’s Governing Documents, (ii) result in a violation or breach of, or constitute a default or give rise to any right of termination, Consent, cancellation, amendment, modification, suspension, revocation or acceleration under, any of the terms, conditions or provisions of (A) any Contract to which any Group Company is a party or (B) any Material Permits, (iii) violate, or constitute a breach under, any Order or applicable Law to which any Group Company or any of its properties or assets are bound or (iv) result in the creation of any Lien upon any of the assets or properties (other than any Permitted Liens) or Equity Securities of any Group Company, except, in the case of any of clauses (ii) through (iv) above, as would not have a Company Material Adverse Effect.

Section 5.6 Permits. Each of the Group Companies has all Permits (the “Material Permits”) that are required to own, lease or operate its properties and assets and to conduct its business as currently conducted, except where the failure to hold the same is not or would not reasonably be expected to be, individually or in the aggregate, material to the Group Companies, taken as a whole. Except as is not and would not reasonably be expected to be material to the Group Companies, taken as a whole, (i) each Material Permit is in full force and effect in accordance with its terms, and (ii) no written notice of revocation, cancellation or termination of any Material Permit has been received by any Group Company. Neither the Company nor any Group Company is or has been in a conflict with, or in default, breach or violation of (i) any Law applicable to the Company or by which any property or asset of the Company is bound or affected, or (ii) a Material Permit, except, in each case, for any such conflicts, defaults, breaches or violations that are not or would not reasonably be expected to be material to the Group Companies, taken as a whole.

Section 5.7 Material Contracts.

(a) Section 5.7(a) of the Company Disclosure Schedules sets forth a list of the following Contracts to which a Group Company is, as of the date of this Agreement, a party (each Contract required to be set forth on Section 5.7(a) of the Company Disclosure Schedules, together with each Contract entered into after the date of this Agreement that would be required to be set forth on Section 5.7(a) of the Company Disclosure Schedules if entered into prior to the execution and delivery of this Agreement, collectively, the “Material Contracts”):

(i) any Contract relating to (A) Indebtedness of any Group Company or (B) the placing of a Lien (other than a Permitted Lien) on any material assets or properties of any Group Company;

(ii) any (A) Contract relating to any (x) development or outsourcing involving aggregate payments in excess of $250,000 per year or (y) strategic alliance, joint venture or partnership; (B) other Contract with respect to material Company Licensed Intellectual Property (other than any Contract of the type described in clauses (A) through (C) of Section 5.13(c)); or (C) any Contract which involves the license or grant of rights to material Company Owned Intellectual Property (including any covenants not to sue or agreements to not assert rights) by any Group Company but excluding any nonexclusive licenses (or sublicenses) of Company Owned Intellectual Property granted to customers in the ordinary course of business that are substantially in the same form as the Group Companies’ standard form customer agreements as have been provided to SPAC;

(iii) any Contract that (A) limits or purports to limit, in any material respect, the freedom of any Group Company to engage or compete in any line of business or with any Person or in any area or that would so limit or purport to limit, in any material respect, the operations of SPAC or any of its Subsidiaries after the Closing, (B) contains any exclusivity, “most favored nation” or similar provisions, obligations or restrictions not in favor of a Group Company or (C) contains any other provisions restricting or purporting to restrict the ability of any Group Company to sell, manufacture, develop, commercialize, test or research products, directly or indirectly through third parties, or to solicit any potential employee or customer in any material respect or that would so limit or purports to limit, in any material respect, SPAC or any of its Subsidiaries after the Closing;

(iv) any Contract requiring any future capital commitment or capital expenditure (or series of capital expenditures) by any Group Company in an amount in excess of (A) $500,000 annually or (B) $1,000,000 over the life of the agreement;

(v) any Contract requiring any Group Company to guarantee the Liabilities of any Person (other than the Company or a Subsidiary) or pursuant to which any Person (other than the Company or a Subsidiary) has guaranteed the Liabilities of a Group Company, in each case in excess of $250,000;

(vi) any Contract under which any Group Company has, directly or indirectly, made or agreed to make any loan, advance, or assignment of payment to any Person (other than the Company or a Subsidiary) or made any capital contribution to, or other investment in, any Person (other than the Company or a Subsidiary);

(vii) any Contract required to be disclosed on Section 5.19 of the Company Disclosure Schedules;

(viii) any Contract with any Person (A) pursuant to which any Group Company (or SPAC or any of its Subsidiaries after the Closing) may be required to pay milestones, royalties or other contingent payments based on any research, exploration, testing, development, collection, regulatory filings or approval, sale, distribution, commercial manufacture or other similar occurrences, developments, activities or events or (B) under which any Group Company grants to any Person any right of first refusal, right of first negotiation, option to purchase, option to license or any other similar rights with respect to any assets or properties of any Group Company or any material Intellectual Property Rights;

(ix) any Contract (A) governing the terms of, or otherwise related to, the employment, engagement or services of any current director, manager, officer, employee, individual independent contractor or other service provider of a Group Company whose annual salary (or, in the case of an independent contractor, annual compensation) is in excess of $300,000, or (B) providing for any success, change of control, retention, transaction bonus, severance or other similar payment or amount to any Person as a result of or in connection with this Agreement or the Transactions;

(x) any Contract for the disposition of any portion of the assets or business of any Group Company or for the acquisition by any Group Company of the assets or business of any other Person (other than acquisitions or dispositions made in the ordinary course of business), or under which any Group Company has any continuing obligation with respect to an “earn-out”, contingent purchase price or other contingent or deferred payment obligation;

(xi) any settlement, conciliation or similar Contract (A) the performance of which would be reasonably likely to involve any payments after the date of this Agreement, (B) with a Governmental Entity or (C) that imposes or is reasonably likely to impose, at any time in the future, any material non-monetary obligations on any Group Company (or SPAC or any of its Subsidiaries after the Closing);

(xii) any Contract with any Governmental Entity to which the Company or its Subsidiaries is a party; and

(xiii) any other Contract the performance of which requires either (A) annual payments to or from any Group Company in excess of $250,000 or (B) aggregate payments to or from any Group Company in excess of $500,000 over the life of the agreement, and, in each case, that is not terminable by the applicable Group Company without penalty upon less than thirty (30) days’ prior written notice.

(b) (i) Each Material Contract is valid and binding on the applicable Group Company and, to the Company’s knowledge, the counterparties thereto, and is in full force and effect and enforceable in accordance with its terms against such Group Company and, to the Company’s knowledge, the counterparties thereto (subject to applicable bankruptcy, insolvency, reorganization, moratorium or other Laws affecting generally the enforcement of creditors’ rights and subject to general principles of equity), (ii) the applicable Group Company and, to the Company’s knowledge, the counterparties thereto are not in material breach of, or default under, any Material Contract and (iii) to the Company’s knowledge, no event has occurred that (with or without due notice or lapse of time or both) that would result in a breach of, or default under, any Material Contract by the applicable Group Company or the counterparties thereto that is not or would not reasonably be expected to be, individually or in the aggregate, material to the Group Companies, taken as a whole. The Company has made available to SPAC true and complete copies of all Material Contracts in effect as of the date hereof.

Section 5.8 Absence of Changes. During the period from the date of the Latest Balance Sheet and ending on the date of this Agreement, (a) no Company Material Adverse Effect has occurred and (b) except as expressly contemplated by this Agreement, any Ancillary Document or in connection with the Transactions, the Group Companies have conducted their businesses in the ordinary course in all material respects, except as required by applicable Law (including any Law, Order, directive, guideline or recommendation by any Governmental Entity in connection with or in response to COVID-19) or as reasonably necessary or prudent in light of COVID-19.

Section 5.9 Litigation. There is no Proceeding pending or, to the Company’s knowledge, threatened against any Group Company that, if adversely decided or resolved, has been or would reasonably be expected to be, individually or in the aggregate, material to the Group Companies, taken as a whole. Neither the Group Companies nor any of their respective properties or assets is subject to any material Order. As of the date of this Agreement, there are no material Proceedings by a Group Company pending against any other Person.

Section 5.10 Compliance with Applicable Law. Each Group Company (a) conducts (and since the Reference Date has conducted) its business in accordance with all Laws and Orders applicable to such Group Company and is not in violation of any such Law or Order and (b) has not received any written communications from a Governmental Entity that alleges that such Group Company is not in compliance with any Law or Order, except in each case, as is not and would not reasonably be expected to be, individually or in the aggregate, material to the Group Companies, taken as a whole.

Section 5.11 Employee Plans.

(a) Section 5.11(a) of the Company Disclosure Schedules sets forth a true and complete list of all Employee Benefit Plans (including, for each such Employee Benefit Plan, identifying its jurisdiction). With respect to each Employee Benefit Plan, the Group Companies have made available to SPAC true and complete copies of the material documents pursuant to which the plan is maintained, funded and administered, including, for each Employee Benefit Plan, to the extent applicable, (i) the most recent plan document and all amendments thereto, (ii) the most recent funding agreement (including any trust Contract or insurance Contract), (iii) the most recent service provider Contracts (including third-party administrative services, record-keeper, investment management and other services Contracts), (iv) copies of the most recent summary plan description and any summaries of material modifications, (v) copies of the IRS Form 5500 annual report and accompanying schedules and nondiscrimination testing results, in each case, for the two (2) most recent plan years, (vi) copies of the most recently received IRS determination, opinion or advisory letter for each such Employee Benefit Plan,(vii) the most recently prepared actuarial valuation report, (viii) all material correspondence with any applicable Governmental Entity for the current year and the previous three (3) years, and (ix) the most recent employee booklet or employee handbook.

(b) Except as has not been or would not reasonably be expected to be, individually or in the aggregate, material to the Group Companies, taken as a whole, no member of the Group Companies nor any ERISA Affiliate currently sponsors, maintains or contributes to, nor has, within the past six (6) years, sponsored, maintained or been required to contribute to, nor has any liability or obligation (contingent or otherwise) under (i) a multiemployer plan (within the meaning of Section 3(37) or 4001(a)(3) of ERISA), (ii) a single employer pension plan (within the meaning of Section 4001(a)(15) of ERISA) subject to Section 412 of the Code or Title IV of ERISA, (iii) a multiple employer plan subject to Section 413(c) of the Code or (iv) a multiple employer welfare arrangement under ERISA as defined under Section 3(40) of ERISA. For purposes of this Agreement, “ERISA Affiliate” shall mean any entity that together with any member of the Group Companies would be deemed a “single employer” for purposes of Section 4001(b)(1) of ERISA or Sections 414(b), (c) or (m) of the Code.

(c) Each Employee Benefit Plan has been established, maintained operated, and administered in all material respects in accordance with its terms and all applicable Laws. Each Employee Benefit Plan and each Contract that constitutes a nonqualified deferred compensation plan subject to Section 409A of the Code has been administered and operated, in compliance with the provisions of Section 409A of the Code and the treasury regulations thereunder, except where the failure to so comply is not and would not reasonably be expected to be, individually or in the aggregate, material to the Group Companies, taken as a whole. No Employee Benefit Plan or Contract provides for any gross ups for any taxes imposed under Sections 409A and/or 4999 of the Code.

(d) Except as has not been or would not reasonably be expected to be, individually or in the aggregate, material to the Group Companies, taken as a whole, each Employee Benefit Plan that is intended to be qualified under Section 401(a) of the Code or Section 401(k) of the Code has (i) timely received a favorable determination letter from the IRS covering all of the provisions applicable to the Employee Benefit Plan for which determination letters are currently available that the Employee Benefit Plan is so qualified and each trust established in connection with such Employee Benefit Plan is exempt from federal income taxation under Section 501(a) of the Code or (ii) is entitled to rely on a favorable opinion letter from the IRS, and to the Company’s knowledge, no fact or event has occurred since the date of such determination or opinion letter or letters from the IRS that could reasonably be expected to result in the loss of the qualified status of any such Employee Benefit Plan or the exempt status of any such trust.

(e) There are no pending or, to the Company’s knowledge, threatened, claims or Proceedings or disputes with respect to any Employee Benefit Plan (other than routine claims for benefits) and, to the Company’s knowledge, no fact or event exists that could reasonably be expected to give rise to any such Proceeding. With respect to each Employee Benefit Plan, all material contributions, distributions, reimbursements and premium payments that are due have been timely made in accordance with the terms of such Employee Benefit Plan and applicable Law, or if not yet due, properly accrued.

(f) There has not been any prohibited transaction (within the meaning of Section 406 of ERISA or Section 4975 of the Code and other than a transaction that is exempt under a statutory or administrative exemption) nor any reportable events (within the meaning of Section 4043 of ERISA) with respect to any Employee Benefit Plan that could reasonably be expected to result in liability to the Group Companies except for any such transactions or reportable events that, individually or in the aggregate, have not been and would not reasonably be expected be material to the Group Companies, taken as a whole. There have been no acts or omissions by the Group Companies or any ERISA Affiliate that have been or would reasonably be expected to be, individually or in the aggregate, materially adverse to the Group Companies, taken as a whole., including giving rise to any material fines, penalties, Taxes or related charges under Sections 502 or 4071 of ERISA or Section 511 or Chapter 43 of the Code for which the Group Companies or any ERISA Affiliate may be liable.

(g) Except to the extent required by applicable Law and except as has not been or would not reasonably be expected to be, individually or in the aggregate, material to the Group Companies, taken as a whole, none of the Employee Benefit Plans nor Contracts provides, nor do the Group Companies have or reasonably expect to have any obligation to provide retiree medical benefits to any current or former employee, officer, director or consultant of any member of the Group Companies after termination of employment or service except as may be required under Section 4980B of the Code and Parts 6 and 7 of Title I of ERISA and the regulations thereunder or other applicable laws.

(h) Except as has not been or would not reasonably be expected to be, individually or in the aggregate, material to the Group Companies, taken as a whole, the Group Companies and each ERISA Affiliate have complied with the notice and continuation coverage requirements, and all other requirements, of Section 4980B of the Code and Parts 6 and 7 of Title I of ERISA, and the regulations thereunder, with respect to each Employee Benefit Plan that is, or was during any taxable year for which the statute of limitations on the assessment of federal income Taxes remains open, by consent or otherwise, a group health plan within the meaning of Section 5000(b)(1) of the Code.

(i) Except as has not been or would not reasonably be expected to be, individually or in the aggregate, material to the Group Companies, taken as a whole, the Group Companies and each Employee Benefit Plan that is a “group health plan” as defined in Section 733(a)(1) of ERISA (each, a “Health Plan”) is and has been in compliance with the Patient Protection and Affordable Care Act of 2010 (“PPACA”), and no event has occurred, and no condition or circumstance exists, that could reasonably be expected to subject the Group Companies, any ERISA Affiliate or any Health Plan to any material liability for penalties or excise taxes under Code Section 4980D or 4980H or any other provision of the PPACA.

(j) Except as set forth on Section 5.11(j) of the Company Disclosure Schedules, the execution and delivery of this Agreement and the consummation of Transactions will not materially (alone or in combination with any other event) (i) result in any payment or benefit becoming due to or result in the forgiveness of any Indebtedness of any current or former director, manager, officer, employee, individual independent contractor or other service providers of any of the Group Companies, (ii) increase the amount or value of any compensation or benefits payable to any current or former director, manager, officer, employee, individual independent contractor or other service providers of any of the Group Companies or (iii) result in the acceleration of the time of payment or vesting or forfeiture, or trigger any payment or funding of any compensation or benefits to any current or former director, manager, officer, employee, individual independent contractor or other service providers of any of the Group Companies. The Transactions shall not be the direct or indirect cause of any amount paid or payable by the Group Companies being classified as an “excess parachute payment” under Section 280G of the Code.

(k) Each Employee Benefit Plan that is required to be registered or intended to be tax exempt has been registered (and, where applicable, accepted for registration) and is tax exempt and has been maintained in good standing, to the extent applicable, with each Governmental Entity. To the Company’s knowledge, no fact or circumstance exists that could adversely affect the preferential tax treatment ordinarily accorded to any such Employee Benefit Plan. All material contributions required to have been made by or on behalf of the Group Companies with respect to plans or arrangements maintained or sponsored a Governmental Entity (including national or provincial pension scheme, social security, unemployment insurance, severance or termination indemnities) have been timely made or fully accrued.

(l) No Employee Benefit Plan is: (i) a “registered pension plan” (within the meaning of subsection 248(1) of the Tax Act); (ii) a “retirement compensation arrangement” (within the meaning of subsection 248(1) of the Tax Act); or (iii) has any material unfunded or underfunded Liabilities. No Employee Benefit Plan is intended to be, or has ever been determined or alleged by a Governmental Entity to be, a “salary deferral arrangement” within the meaning of subsection 248(1) of the Tax Act.

Section 5.12 Environmental Matters. Except as is not and would not reasonably be expected to be, individually or in the aggregate, material to the Group Companies, taken as a whole:

(a) the operations of the Group Companies have complied, and currently do comply, in all respects with all applicable Environmental Laws and Orders.

(b) None of the Group Companies have received any written notice, report, Order, or communication from any Governmental Entity or any other Person regarding any actual, alleged, or potential violation of, or Liability under, any Environmental Laws and Orders.

(c) There are (and since the Reference Date there has been) no Proceedings pending or, threatened in writing against any Group Company in respect of any Environmental Laws and/or Orders.

(d) There has been no manufacture, release, treatment, storage, disposal, arrangement for disposal, transport or handling of, distribution, release, contamination by, or exposure of any Person, or ownership or operation of any property or facility contaminated by, any Hazardous Substances, and there have been no releases of any Hazardous Substances at any of the Leased Real Property in concentrations or circumstances that are regulated by or required by Environmental Laws to be reported, investigated or remediated by the Group Company.

(e) The Group Companies have not assumed, undertaken, provided an indemnity with respect to or otherwise become subject to any Liability of any other Person under any Environmental Law or Order.

(f) The use, handling, manufacture, treatment, processing, storage, generation, release, discharge and disposal of Hazardous Substances by each Group Company comply in all material respects with all applicable Environmental Laws and Orders.

The Group Companies have made available to SPAC copies of all environmental assessments, audits and reports and all other material environmental, and health and safety documents that are in any Group Company’s possession or control relating to the current or former operations, properties or facilities of the Group Companies.

Section 5.13 Intellectual Property.

(a) Section 5.13(a) of the Company Disclosure Schedules sets forth a true and complete list of (i) all currently issued or pending Company Registered Intellectual Property, (ii) Company Licensed Intellectual Property and (iii) material unregistered Marks, Copyrights, Software or Technology owned or purported to be owned by any Group Company, in each case, as of the date of this Agreement. Section 5.13(a) of the Company Disclosure Schedules lists, for each item of Company Registered Intellectual Property as of the date of this Agreement (A) the owner(s) of such item, (B) the jurisdictions in which such item has been issued or registered or filed, (C) the issuance, registration or application date, as applicable, for such item and (D) the issuance, registration or application number, as applicable, for such item.

(b) As of the date of this Agreement and the Closing, all necessary fees and filings with respect to any material Company Registered Intellectual Property have been timely submitted to the relevant intellectual property office or Governmental Entity and Internet domain name registrars to maintain such material Company Registered Intellectual Property in full force and effect. As of the date of this Agreement and the Closing, no issuance or registration obtained and no application filed by the Group Companies for any material Intellectual Property Rights has been cancelled, abandoned, allowed to lapse or not renewed, except where such Group Company has, in its reasonable business judgment, decided to cancel, abandon, allow to lapse or not renew such issuance, registration or application. As of the date of this Agreement, there are no Proceedings pending, including litigations, interference, re-examination, inter parties review, reissue, opposition, nullity, or cancellation proceedings pending that relate to any of the Company Registered Intellectual Property and, to the Company’s knowledge, no such Proceedings are threatened by any Governmental Entity or any other Person.

(c) A Group Company exclusively owns all right, title and interest in and to all material Company Owned Intellectual Property and duly licenses or otherwise has the right to use all Company Licensed Intellectual Property, free and clear of all Liens or obligations to others (other than Permitted Liens or as set out in the applicable license). For all Patents owned by the Group Companies, each inventor on the Patent has assigned their rights to a Group Company. No Group Company has (i) transferred ownership of, or granted any exclusive license with respect to, any material Company Owned Intellectual Property to any other Person or (ii) granted any customer the right to use any material Company Product or service on anything other than a non-exclusive basis. Section 5.13(c) of the Company Disclosure Schedules sets forth a list of all current Contracts for Company Licensed Intellectual Property as of the date of this Agreement to which any Person has been granted any license or covenant not to sue under, or otherwise has received or acquired any right (whether or not exercisable) or interest in, any

Company Owned Intellectual Property, other than (A) licenses to Off-the-Shelf Software, (B) licenses to Public Software and (C) non-disclosure agreements and licenses granted by employees, individual consultants or individual contractors of any Group Company pursuant to Contracts with employees, individual consultants or individual contractors, in each case, that do not materially differ from the Group Companies’ form therefor that has been made available to SPAC. The applicable Group Company has valid rights under all Contracts for Company Licensed Intellectual Property to use, sell, license and otherwise exploit, as the case may be, all Company Licensed Intellectual Property licensed pursuant to such Contracts as the same is currently used, sold, licensed and otherwise exploited by such Group Company, except as is not and would not reasonably be expected to be, individually or in the aggregate, material to the Group Companies, taken as a whole. The Company Owned Intellectual Property specified in Section 5.13(a) of the Company Disclosure Schedules and the Company Licensed Intellectual Property specified in Section 5.13(c) of the Company Disclosure Schedules constitutes all material Intellectual Property Rights used or held for use by the Group Companies in the operation of their respective businesses is sufficient for the conduct of such businesses (including offering of Company Products) as currently conducted. The Company Owned Intellectual Property is subsisting and, to the Company’s knowledge, valid and enforceable. To the Company’s knowledge, the Company Licensed Intellectual Property is valid, subsisting and enforceable, and, to the Company’s knowledge, all of the Group Companies’ rights in and to the Company Licensed Intellectual Property, are valid and enforceable (in each case, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other Laws affecting generally the enforcement of creditors’ rights and subject to general principles of equity). The consummation of the Transactions will not (x) impair any rights under, or cause any Group Company to be in violation of or default under, any license or other agreement to use any Intellectual Property Rights or under which it grants any Person rights to use any Intellectual Property Rights, (y) give rise to any termination or modification of, or entitle any other party to terminate or modify, any such material licenses or other agreements, or (z) require the payment of (or increase the amount of) any royalties, fees, or other consideration with respect to any use or exploitation of any Intellectual Property Rights, in each case, except as is not, and would not reasonably be expected to be, individually or in the aggregate, material to the Group Companies, taken as a whole.

(d) Each Group Company’s founders, employees, consultants, advisors and independent contractors who independently or jointly contributed to or otherwise participated in the authorship, invention, creation, improvement, modification or development of any material Company Owned Intellectual Property since the Reference Date (each such person, a “Creator”) have agreed to maintain and protect the trade secrets and Confidential Information in the possession or control of all Group Companies. No Group Company has disclosed any such trade secrets or Confidential Information that is material to the businesses of the Group Companies, taken as a whole, to any other Person other than pursuant to a written confidentiality agreement under which such other person agrees to maintain the confidentiality and protect such Confidential Information. Each Group Company’s Creators have assigned or have agreed to a present assignment to such Group Company all material Intellectual Property Rights authored, invented, created, improved, modified or developed by such person in the course of such Creator’s employment or other engagement with such Group Company.

(e) Each Group Company has taken all reasonable steps to safeguard and maintain the secrecy of any trade secrets, know-how and other Confidential Information owned by or in the possession or control of any Group Company. To the Company’s knowledge, there has been no violation or unauthorized access to or disclosure of any trade secrets, know-how or confidential information of or in the possession of by any Group Company, or of any written obligations with respect to such.

(f) None of the Company Owned Intellectual Property and, to the Company’s knowledge, none of the Company Licensed Intellectual Property is subject to any outstanding Order that restricts in any manner the use, sale, transfer, licensing or exploitation thereof by the Group Companies or affects the validity, use or enforceability of any such Company Owned Intellectual Property, except as is not and would not reasonably be expected to be, individually or in the aggregate, material to the Group Companies, taken as a whole

(g) Neither the conduct of the businesses of the Group Companies nor any of the Company Products nor the design, development, manufacturing, reproduction, use, marketing, offer for sale, sale, importation, exportation, distribution, maintenance or other exploitation of any Company Product infringes, constitutes or results from an unauthorized use or misappropriation of or otherwise violates any Intellectual Property Rights of any other Person, except as is not and would not reasonably be expected to be, individually or in the aggregate, material to the Group Companies, taken as a whole.

(h) Since the Reference Date, there is no Proceeding pending nor has any Group Company received any written communications or, to the Company’s knowledge, any other communications (i) alleging that a Group Company has infringed, misappropriated or otherwise violated any Intellectual Property Rights of any other Person, (ii) challenging the validity, enforceability, use or exclusive ownership of any Company Owned Intellectual Property or (iii) inviting any Group Company to take a license under any Patent or consider the applicability of any Patents to any products or services of the Group Companies or to the conduct of the business of the Group Companies.

(i) To the Company’s knowledge, no Person is infringing, misappropriating, misusing, diluting or violating any Company Owned Intellectual Property in any material respect. Since the Reference Date, no Group Company has made any written claim against any Person alleging any infringement, misappropriation or other violation of any Company Owned Intellectual Property in any material respect.

(j) The Group Companies owns, leases, licenses, or otherwise has the legal right to use all Company IT Systems, and such Company IT Systems are sufficient for the needs of the business of the Group Companies as currently conducted. The Group Companies maintain commercially reasonable disaster recovery procedures and facilities, and since the Reference Date, there has not been any material failure with respect to any of the Products or other Company IT Systems that has not been remedied or replaced in all material respects. Each Group Company has purchased or otherwise obtained, possesses and is in compliance with valid licenses to use all of the Software present on the computers and other Software-enabled electronic devices that it owns or leases or that is otherwise used by such Group Company and/or its employees in connection with the Group Company business, except as is not and would not reasonably be expected to be, individually or in the aggregate, material to the Group Companies, taken as a whole. Except as has not been or would not reasonably be expected to be, individually or in the aggregate, material to the Group Companies, taken as a whole, no Group Company has disclosed or delivered to any escrow agent or any other Person, other than employees or contractors who are subject to confidentiality obligations, any of the source code that is Company Owned Intellectual Property, and no other Person has any right to, contingent or otherwise, including to obtain access to or use, any such source code. To the Company’s knowledge, no event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time or both) will, or would reasonably be expected to, result in the unauthorized delivery, license or disclosure of any source code that is owned by a Group Company or otherwise constitutes Company Owned Intellectual Property to any Person who is not, as of the date the event occurs or circumstance or condition comes into existence, a current employee or contractor of a Group Company subject to confidentiality obligations with respect thereto.

(k) No Public Software (or any modification or derivative thereof) has been used, licensed, or distributed by or on behalf of any of the Group Companies in a manner that:

(i) requires any Company Owned Intellectual Property to be licensed, sold, disclosed, distributed, hosted or otherwise made available, including in source code form and/or for the purpose of making derivative works, for any reason,

(ii) grants, or requires any Group Company to grant, the right to decompile, disassemble, reverse engineer or otherwise derive the source code or underlying structure of any Company Owned Intellectual Property,

(iii) limits in any manner the ability to charge license fees or otherwise seek compensation in connection with marketing, licensing or distribution of any Company Owned Intellectual Property, or

(iv) otherwise imposes any limitation, restriction or condition on the right or ability of any Group Company to use, hold for use, license, host, distribute or otherwise dispose of any Company Owned Intellectual Property, other than compliance with notice and attribution requirements, in each case, except as is not and would not reasonably be expected to be, individually or in the aggregate, material to the Group Companies, taken as a whole.

(l) The Group Companies are and have been in material compliance with all applicable licenses for all Public Software that is used in, incorporated into, combined with, linked with, distributed with, provided to any Person as a service in connection with, provided via a network as a service or application in connection with, or otherwise made available with, any Company Product.

(m) Section 5.2(a) of the Company Disclosure Schedules sets for a complete and accurate list of all Government Grants or funding of any university, college, other educational institution or research center or other Governmental Entity that were received by or provided to any Group Company since the Reference Date and used in the development of any Company Products.

Section 5.14 Labor Matters.

(a) Since the Reference Date, (i) none of the Group Companies (A) has or has had any Liability for any arrears of wages or other compensation for services (including salaries, wage premiums, vacation pay, commissions, fees or bonuses), or any penalties, fines, interest, or other sums for failure to pay or delinquency in paying such compensation, and (B) has or has had any Liability for any payment to any trust or other fund governed by or maintained by or on behalf of any Governmental Entity with respect to unemployment compensation benefits, social security, social insurances or other benefits or obligations for any employees of any Group Company (other than routine payments to be made in the ordinary course of business and consistent with past practice); (ii) all amounts due or accrued due, as of the Effective Time, for all salary, wages, vacation with pay, commissions, bonuses, sick days and benefits under the Employee Plans have either been paid or have been properly accrued and accurately recorded in the books and records of the Company or any Group Company; and (iii) the Group Companies have withheld all amounts required by applicable Law or by agreement to be withheld from wages, salaries and other payments to employees or independent contractors or other service providers of each Group Company, except, in each case, as has not or would not reasonably be expected to be, individually or in the aggregate, material to the Group Companies, taken as a whole.

(b) Since the Reference Date, there has been no “group termination”, “mass layoff” or “plant closing” as defined by WARN or provincial employment standards legislation, as applicable, related to any Group Company, and the Group Companies have not incurred any material Liability under WARN nor will they incur any Liability under WARN as a result of the Transactions. Except as has not been or would not reasonably be expected to be, individually or in the aggregate, material to the Group Companies, taken as a whole, none of the Group Companies has been affected by any transaction or engaged in layoffs or employment terminations sufficient in number to trigger application of WARN. Except as has not been or would not reasonably be expected to be, individually or in the aggregate, material to the Group Companies, taken as a whole, no employee of any Group Company has suffered an “employment loss” as defined by WARN within the last six (6) months.

(c) No Group Company is a party to or bound by any CBA and no employees of any Group Company are represented by any labor union, labor organization, works council, employee delegate, representative or other employee collective group with respect to their employment, whether by way of certification, interim certification, voluntary recognition or succession rights, and there is no application pending or, to the Company’s knowledge, threatened, for any labor union, labor organization, works council, employee delegate, representative or other employee collective group to be certified as the bargaining agent of any employees of any Group Company. Since the Reference Date, no Group Company is or has been engaged in any unfair labor practice and there has been no actual or, to the Company’s knowledge, threatened unfair labor practice charges, material labor grievances, material labor arbitrations, strikes, lockouts, work stoppages, slowdowns, picketing, handbilling or other material labor disputes against or affecting any Group Company. Since the Reference Date, there have been no actual, pending or, to the Company’s knowledge, threatened labor organizing activities with respect to any employees of any Group Company and no trade union has applied to have any Group Company declared a common or related employer pursuant to applicable Law in any jurisdiction in which any Group Company carries on business or in which any employee of a Group Company resides.

(d) Except as has not or would not reasonably be expected to be, individually or in the aggregate, material to the Group Companies, taken as a whole, no employee layoff, facility closure or shutdown (whether voluntary or by Order), reduction-in-force, furlough, temporary layoff, material work schedule change or reduction in hours, or reduction in salary or wages, or other workforce changes affecting employees of the Group Companies has occurred since March 1, 2020 or is currently contemplated, planned or announced, except as required by applicable Law (including any Law, Order, directive, guideline or recommendation by any Governmental Entity in connection with or in response to COVID-19) in connection with or in response to COVID-19. The Group Companies have not experienced any employment-related Liabilities with respect to COVID-19, except as has not been or would not reasonably be expected to be, individually or in the aggregate, material to the Group Companies, taken as a whole. No current or former employee of any Group Company has filed or threatened any Proceedings against any Group Company related to COVID-19, except as has not been or would not reasonably be expected to be, individually or in the aggregate, material to the Group Companies, taken as a whole.

(e) Except as has not been or would not reasonably be expected to be, individually or in the aggregate, material to the Group Companies, taken as a whole, the Group Companies are, and for the last three (3) years have been, in compliance with all Laws and Contracts relating to employment, including all applicable Contracts and Laws related to wages, hours, vacation, profit distribution, bonuses, terms and conditions of employment, collective bargaining, equal opportunity and employment discrimination or harassment, safety and health, COVID-19, terms and conditions of employment, termination of employment, overtime payment and classification, meal and rest breaks, plant closings, employee whistle-blowing, immigration and employment eligibility verification, employee privacy, defamation, background checks and other consumer reports regarding employees and applicants, employment practices, negligent hiring or retention, classification of employees, consultants and independent contractors, labor relations, unemployment insurance, the collection and payment of withholding and/or social security taxes and any similar tax, employee benefits, layoffs, furloughs, facility closures or shutdowns, temporary layoffs, reductions in hours, and workers’ compensation (collectively “Employment Matters”).

(f) There are, and in the last three (3) years there have been, no Proceedings pending or, to the Company’s knowledge, threatened relating to any Employment Matter that could reasonably be expected to be, individually or in the aggregate, material to the Group Companies, taken as a whole. None of the Group Companies is a party to, or otherwise bound by, any consent decree with, or citation by, any Governmental Entity relating to any Employment Matter that could reasonably be expected to be, individually or in the aggregate, material to the Group Companies, taken as a whole,.

(g) Except as has not been or would not reasonably be expected to be, individually or in the aggregate, material to the Group Companies, taken as a whole, to the knowledge of the Company, each employee of each Group Company in the United States is (i) a United States citizen, (ii) a United States national, (iii) a lawful permanent resident of the United States, or (iv) an alien authorized to work in the United States either specifically for a Group Company or for any United States employer. Except as has not been or would not reasonably be expected to be, individually or in the aggregate, material to the Group Companies, taken as a whole, each of the Group Companies has completed a Form I-9 (Employment Eligibility Verification) for each employee hired in the United States since the Reference Date, and each such Form I-9 has since been updated as required by applicable Law and, to the Company’s knowledge, is correct and complete. Further, where required by applicable Law, each Group Company utilizes E-Verify pursuant to the terms of the E-Verify Memorandum of Understanding, except as has not been or would not reasonably be expected to be, individually or in the aggregate, material to the Group Companies, taken as a whole.

(h) Except as has not been or would not reasonably be expected to be, individually or in the aggregate, material to the Group Companies, taken as a whole, to the Company’s knowledge, (i) no employee or independent contractor is in violation of any material term of any Contract or any other common law obligation or Contract relating to confidential or proprietary information, intellectual property, competition, solicitation, or related matters; and (ii) the continued employment by the Group Companies by their respective employees, and the performance of the contracts with the Group Companies by their respective independent contractors, will not result in any such violation.

(i) The Company has made available to the SPAC all material written personnel policies, rules and procedures applicable to employees that have been adopted by the Group Companies.

(j) The Company has provided a true, correct and complete listing, as of February 7, 2022, showing without names or employee numbers, whether actively at work or not each individual employed by each Group Company by position title, together with such employee’s annual base salary or wage; status as “exempt” or “nonexempt” for employment classification purposes; accrued leave as of the date hereof; annual vacation entitlement in days, their accrued and unused vacation days as of January 1, 2022, and any other annual paid time off entitlement in days; any incentive or bonus arrangements with respect to such employee; and any contractual change of control entitlements, without cause termination notice (or payment in lieu of such notice) obligations or severance potentially payable to such employee upon termination of employment (other than such as results by applicable Law from the employment of an employee without an agreement as to termination notice or severance). The Company has provided a true, correct and complete listing, as of February 7, 2022, of the name of each individual engaged by each Group Company as an independent contractor, together with such individual’s compensation arrangement with each Group Company and whether such individual has entered into a written agreement regarding his or her contractor engagement.

(k) Each Group Company has promptly, thoroughly and impartially investigated all sexual harassment allegations made by or about any employee or independent contractor of any Group Company in the last three (3) years, except as has not been or would not reasonably be expected to be, individually or in the aggregate, material to the Group Companies, taken as a whole. With respect to each such allegation with potential merit, the applicable Group Company has taken prompt corrective action that is reasonably calculated to prevent further harassment. The Group Companies do not reasonably expect any material liabilities or losses with respect to any such allegations.

Section 5.15 Insurance. The Company has made available to SPAC true and complete copies of all material policies of fire, liability, workers’ compensation, property, casualty and other forms of insurance owned or held by any Group Company as of the date of this Agreement. All such policies are in full force and effect, all premiums due and payable thereon as of the date of this Agreement have been paid in full as of the date of this Agreement. No claim by any Group Company is pending under any such policies as to which coverage has been denied or disputed, or rights reserved to do so, by the underwriters thereof, except as is not and would not reasonably be expected to be, individually or in the aggregate, material to the Group Companies, taken as a whole.

Section 5.16 Tax Matters. Except as is not and would not reasonably be expected to be, individually or in the aggregate, material to the Group Companies, taken as a whole:

(a) Each Group Company has prepared and filed all Tax Returns required to have been filed by it, all such Tax Returns are true and complete in all respects and prepared in compliance in all respects with all applicable Laws and Orders, and each Group Company has paid all Taxes required to have been paid by it regardless of whether shown on a Tax Return.

(b) Each Group Company has timely withheld and paid the appropriate Tax Authority all Taxes required to have been so withheld and paid.

(c) No Group Company is currently the subject of a Tax audit or examination or has been informed in writing of the commencement or anticipated commencement of any Tax audit or examination that has not been resolved or completed.

(d) No Group Company has consented to extend or waive the time in which any Tax may be assessed or collected by any Tax Authority, other than any such extensions or waivers that are no longer in effect or that were extensions of time to file Tax Returns obtained in the ordinary course of business.

(e) No “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. Law), private letter rulings, technical advice memoranda or similar agreements or rulings have been entered into or issued by any Tax Authority with respect to any Group Company which agreement or ruling would be effective after the Closing Date.

(f) No Group Company is or has been a party to any “listed transaction” as defined in Section 6707A of the Code and Treasury Regulations Section 1.6011-4 (or any corresponding or similar provision of state, local, or non-U.S. Law).

(g) There are no Liens for Taxes on any assets of the Group Companies other than Permitted Liens.

(h) During the two (2)-year period ending on the date of this Agreement, no Group Company was a distributing corporation or a controlled corporation in a transaction purported or intended to be governed by Section 355 of the Code.

(i) No Group Company (i) has been a member of an affiliated group filing a consolidated, combined, affiliated, unitary or similar Tax Return (other than a group consisting only of Group Companies) or (ii) has any Liability for the Taxes of any Person (other than a Group Company) under Section 160 of the Tax Act or Section 1.1502-6 of the Treasury Regulations (or any similar provision of state, local or non-U.S. Law), as a transferee or successor or by Contract (other than any Contract entered into in the ordinary course of business and the principal purpose of which does not relate to Taxes), or pursuant to any applicable Law or otherwise.

(j) No Group Company is a party to any Tax allocation, Tax sharing, Tax indemnity, Tax gross-up or similar agreements (other than (i) one that is included in a Contract entered into in the ordinary course of business that is not primarily related to Taxes, or (ii) with any other Group Company) and no Group Company is a party to any joint venture, partnership or other arrangement that is treated as a partnership for U.S. federal, state, local or non-U.S. Tax purposes.

(k) No Group Company has, or has ever been deemed to have, for purposes of the Tax Act or any relevant provincial legislation, acquired or had the use of property for proceeds greater than the fair market value thereof from, or disposed of property for proceeds less than the fair market value thereof to, or received or performed services or had the use of property for other than the fair market value from or to, or paid or received interest or any other amount other than at a fair market value rate to or from, any Person with whom it does not deal at arm’s length within the meaning of the Tax Act. Each Group Company has complied in all respects with the transfer pricing provisions of applicable Tax Laws.

(l) The Company Shares are not “taxable Canadian property” within the meaning of the Tax Act.

(m) Except as set forth on Section 5.16(m) of the Company Disclosure Schedules, since the Reference Date, there are no circumstances which exist and would result in, or which have existed and resulted in, the application of any of sections 78, 80, 80.01, 80.02, 80.03 or 80.04 of the Tax Act, or any equivalent provincial provision to a Group Company.

(n) Since the Reference Date, no written claims have ever been made by any Tax Authority in a jurisdiction where a Group Company does not file Tax Returns that such Group Company is or may be subject to taxation by the jurisdiction.

(o) The Company is, and has been since its formation, treated as a foreign corporation for U.S. federal income tax purposes.

(p) No Group Company has taken or agreed to take any action not contemplated by this Agreement and/or any Ancillary Document that would reasonably be expected to prevent the Transactions from qualifying for the Intended Tax Treatment.

(q) No Group Company is required to include an item of income, or exclude an item of deduction, for any period or portion of any period ending on or after the Closing Date as a result of (i) an installment sale transaction occurring on or before the Closing governed by Section 453 of the Code (or any similar provision of state, local or non-U.S. applicable Laws);

(ii) a transaction occurring on or before the Closing reported as an open transaction for U.S. federal income Tax purposes (or any similar doctrine under state, local, or non-U.S. applicable Laws); (iii) any prepaid amounts, deposits, or advance payments received on or prior to the Closing Date outside the ordinary course of business; (iv) a change in method of accounting requested or occurring on or prior to the Closing Date or the use of a cash or improper method of accounting on or prior to the Closing Date (including for the avoidance of doubt any adjustments under Section 481 of the Code relating to any of the foregoing or any similar provisions under state, local, or non-U.S. applicable Laws); (v) an agreement entered into with any Governmental Entity (including a “closing agreement” under Section 7121 of the Code) on or prior to the Closing Date; (vi) any deferred intercompany transaction or excess loss account; (vii) an income inclusion under Sections 951 or 951A of the Code or Subchapter K of the Code relating to income accruing prior to the Closing with respect to any interest held by any Group Company or any Subsidiary in a “controlled foreign corporation” (as defined in Section 957 of the Code) or entity classified as a partnership at or prior to the Closing; (viii) any election to defer income under the Code (or any corresponding or similar provision of state, local or foreign Law) made by the Company at or prior to the Closing; or (ix) the forgiveness pursuant to COVID-19 Measures of indebtedness incurred prior to the Closing by any Group Company. The Group Companies are not and shall not be required to include any amount in income pursuant to Section 965 of the Code or pay any installment of the “net tax liability” or any other Tax pursuant to Section 965 of the Code. No Group Company has, pursuant to COVID-19 Measures, deferred until after the Closing the payment of any payroll Taxes the due date for the original payment of which was at or prior to the Closing.

Section 5.17 Brokers. No broker, finder, investment banker or other Person, other than Citigroup Global Markets Inc. and Morgan Stanley & Co. LLC, is entitled to any brokerage fee, finders’ fee or other commission in connection with the Transactions based upon arrangements made by or on behalf of the Company or any of its Affiliates for which any of the Group Companies has any obligation.

Section 5.18 Real and Personal Property.

(a) Owned Real Property. No Group Company owns any real property.

(b) Leased Real Property. Section 5.18(b) of the Company Disclosure Schedules sets forth a true and complete list (including street addresses) of all real property leased by any of the Group Companies that is material or leased pursuant to leases or agreements under which annual rental payments exceed $250,000 (the “Leased Real Property”). True and complete copies of all such Real Property Leases have been made available to SPAC. Each Real Property Lease is in full force and effect and is a valid, legal and binding obligation of the applicable Group Company party thereto, enforceable in accordance with its terms against such Group Company and, to the Company’s knowledge, each other party thereto (subject to applicable bankruptcy, insolvency, reorganization, moratorium or other Laws affecting generally the enforcement of creditors’ rights and subject to general principles of equity). There is no material breach or default by any Group Company or, to the Company’s knowledge, any counterparty under any Real Property Lease, and, to the Company’s knowledge, no event has occurred which (with or without notice or lapse of time or both) would constitute a material breach or default under any Real Property Lease or would permit termination of, or a material modification or acceleration thereof, by any counterparty to any Real Property Lease.

Section 5.19 Transactions with Affiliates. Section 5.19 of the Company Disclosure Schedules sets forth all Contracts between (a) any Group Company, on the one hand, and (b) any officer, director, employee, partner, member, manager, direct or indirect holder of Equity Securities or Affiliate of any Group Company (other than, for the avoidance of doubt, any other Group Company) or any family member of the foregoing Persons, on the other hand (each Person identified in this clause (b), a “Company Related Party”), other than (i) Contracts with respect to a Company Related Party’s employment with (including benefit plans and other ordinary course compensation from) any of the Group Companies entered into in the ordinary course of business, (ii) Contracts with respect to a Person’s status as a holder of Company Shares, Company Options or Company Warrants and (iii) Contracts entered into after the date of this Agreement that are either permitted pursuant to Section 7.1(b) or entered into in accordance with Section 7.1(b).

Section 5.20 Data Privacy and Security. Except as is not and would not reasonably be expected to be, individually or in the aggregate, material to the Group Companies, taken as a whole:

(a) Each Group Company has implemented (i) written policies relating to the Processing of Personal Data as and to the extent required by applicable Law and (ii) reasonable data security safeguards designed to protect the security and integrity of its Company IT Systems and any Personal Data or other Business Data, including implementing reasonable procedures designed to prevent unauthorized access and the introduction of Disabling Devices (collectively, the “Privacy and Data Security Policies”). Each Group Company currently and since the Reference Date has complied in all material respects with (A) all applicable Privacy Laws and (B) any applicable Privacy and Data Security Policies (collectively, the “Privacy and Data Security Requirements”). No Group Company has inserted and, to the knowledge of the Company, no other Person has inserted or alleged to have inserted any Disabling Device in any of the Company IT Systems or Company Product.

(b) The Company has not received notice of any pending Proceedings, nor has there been any material Proceedings against any Group Company initiated by any Person (including (i) the United States Federal Trade Commission, any state attorney general or similar state official, (ii) the Office of the Privacy Commissioner of Canada, or (iii) any other Governmental Entity) alleging that any Processing of Personal Data by or on behalf of a Group Company (A) is in violation of any applicable Privacy Laws or (B) is in violation of any Privacy and Data Security Requirements.

(c) Since the Reference Date, (i) there has been no unauthorized access to or Processing of Personal Data in the possession or control of any Group Company and (ii) to the Company’s knowledge, there have been no Security Incidents with respect to any Company IT Systems, or Personal Data.

(d) Each Group Company owns or has license to use the Company IT Systems as necessary to operate the business of each Group Company as currently conducted.

Section 5.21 Compliance with International Trade & Anti-Corruption Laws.

(a) Neither the Group Companies nor, to the Company’s knowledge, any of their Representatives, or any other Persons acting for or on behalf of any of the foregoing, is or has been, in the last five (5) years, (i) a Person named on any Sanctions and Export Control Laws-related list of designated Persons maintained by a Governmental Entity; (ii) located, organized or resident in a country or territory which is itself the subject of or target of any Sanctions and Export Control Laws; (iii) an entity owned in any part, directly or indirectly, by one or more Persons described in clause (i) or (ii); or (iv) otherwise engaging in dealings with or for the benefit of any Person described in clauses (i) through (iii) or any country or territory which is or has, in the last five (5) years, been the subject of or target of any Sanctions and Export Control Laws (at the time of this Agreement, the Crimea region of Ukraine, Cuba, Iran, North Korea, Venezuela and Syria).

(b) In the last five (5) years, none of the Group Companies have received from any Governmental Entity or any other Person any notice, inquiry, or internal or external allegation, made any voluntary or involuntary disclosure to a Governmental Entity, or conducted any internal investigation or audit concerning any actual or potential violation or wrongdoing, in each case, related to, or in connection with Sanctions and Export Control Laws.

(c) Neither the Group Companies nor, to the Company’s knowledge, any of their Representatives, or any other Persons acting for or on behalf of any of the foregoing has (i) made, offered, promised, paid or received any unlawful bribes, kickbacks or other similar payments to or from any Person, (ii) made or paid any contributions, directly or indirectly, to a domestic or foreign political party or candidate that violate Anti-Corruption Laws or (iii) otherwise made, offered, received, authorized, promised or paid any improper payment prohibited under any Anti-Corruption Laws.

(d) The Group Companies have adopted a system of policies, procedures, and internal controls to the extent required by applicable Anti-Corruption Laws and any such policies, procedures and internal controls are reasonably designed to prevent violations of such Anti-Corruption Laws.

Section 5.22 Reporting Issuer(a) . None of the Group Companies is a reporting issuer (as such term is defined in the Securities Act (British Columbia)).

Section 5.23 Information Supplied. None of the information supplied or to be supplied by or on behalf of the Group Companies expressly for inclusion or incorporation by reference prior to the Closing in the Registration Statement / Proxy Statement will, when the Registration Statement / Proxy Statement is declared effective or when the Registration Statement / Proxy Statement is mailed to the SPAC Stockholders or at the time of the SPAC Stockholders Meeting, and in the case of any amendment thereto, at the time of such amendment, contain any Misrepresentation.

Section 5.24 Investigation; No Other Representations.

(a) Each Group Company, on its own behalf and on behalf of its respective Representatives, acknowledges, represents, warrants and agrees that (i) it has conducted its own independent review and analysis of, and, based thereon, has formed an independent judgment concerning, the business, assets, condition, operations and prospects of, the SPAC Parties and (ii) it has been furnished with or given access to such documents and information about the SPAC Parties and their respective businesses and operations as it and its Representatives have deemed necessary to enable it to make an informed decision with respect to the execution, delivery and performance of this Agreement, the Ancillary Documents and the Transactions.

(b) In entering into this Agreement and the Ancillary Documents to which it is or will be a party, each Group Company has relied solely on its own investigation and analysis and the representations and warranties expressly set forth in ARTICLE VI and in the Ancillary Documents to which it is or will be a party and no other representations or warranties of any SPAC Party, any SPAC Non-Party Affiliate or any other Person, either express or implied, and each Group Company, on its own behalf and on behalf of its respective Representatives, acknowledges, represents, warrants and agrees that, except for the representations and warranties expressly set forth in ARTICLE VI and in the Ancillary Documents to which it is or will be a party, none of the SPAC Parties, any SPAC Non-Party Affiliate or any other Person makes or has made any representation or warranty, either express or implied, in connection with or related to this Agreement, the Ancillary Documents or the Transactions.

Section 5.25 EXCLUSIVITY OF REPRESENTATIONS AND WARRANTIES. NOTWITHSTANDING THE DELIVERY OR DISCLOSURE TO ANY SPAC PARTY OR ANY OF THEIR RESPECTIVE REPRESENTATIVES OF ANY DOCUMENTATION OR OTHER INFORMATION (INCLUDING ANY FINANCIAL PROJECTIONS OR OTHER SUPPLEMENTAL DATA), EXCEPT AS OTHERWISE EXPRESSLY SET FORTH IN THIS ARTICLE V OR THE ANCILLARY DOCUMENTS, NONE OF THE COMPANY, ANY COMPANY NON-PARTY AFFILIATE OR ANY OTHER PERSON MAKES, AND THE COMPANY EXPRESSLY DISCLAIMS, ANY REPRESENTATIONS OR WARRANTIES OF ANY KIND OR NATURE, EXPRESS OR IMPLIED, IN CONNECTION WITH THIS AGREEMENT, THE ANCILLARY DOCUMENTS OR ANY OF THE TRANSACTIONS, INCLUDING AS TO THE MATERIALS RELATING TO THE BUSINESS AND AFFAIRS OR HOLDINGS OF THE GROUP COMPANIES THAT HAVE BEEN MADE AVAILABLE TO ANY SPAC PARTY OR ANY OF THEIR REPRESENTATIVES OR IN ANY PRESENTATION OF THE BUSINESS AND AFFAIRS OF THE GROUP COMPANIES BY THE MANAGEMENT OR ON BEHALF OF THE COMPANY OR OTHERS IN CONNECTION WITH THE TRANSACTIONS, AND NO STATEMENT CONTAINED IN ANY OF SUCH MATERIALS OR MADE IN ANY SUCH PRESENTATION SHALL BE DEEMED A REPRESENTATION OR WARRANTY HEREUNDER OR OTHERWISE OR DEEMED TO BE RELIED UPON BY ANY SPAC PARTY, ANY OF ITS REPRESENTATIVES OR ANY SPAC NON-PARTY AFFILIATE IN EXECUTING, DELIVERING OR PERFORMING THIS AGREEMENT, THE ANCILLARY DOCUMENTS OR THE TRANSACTIONS. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES EXPRESSLY SET FORTH IN ARTICLE V OR THE ANCILLARY DOCUMENTS, IT IS UNDERSTOOD THAT ANY COST ESTIMATES, PROJECTIONS OR OTHER PREDICTIONS, ANY DATA, ANY FINANCIAL INFORMATION OR ANY MEMORANDA OR OFFERING MATERIALS OR PRESENTATIONS, INCLUDING ANY OFFERING

MEMORANDUM OR SIMILAR MATERIALS MADE AVAILABLE BY OR ON BEHALF OF ANY GROUP COMPANY ARE NOT AND SHALL NOT BE DEEMED TO BE OR TO INCLUDE REPRESENTATIONS OR WARRANTIES OF THE COMPANY, ANY COMPANY NON-PARTY AFFILIATE OR ANY OTHER PERSON, AND ARE NOT AND SHALL NOT BE DEEMED TO BE RELIED UPON BY ANY SPAC PARTY, ANY OF ITS REPRESENTATIVES OR ANY SPAC NON-PARTY AFFILIATE IN EXECUTING, DELIVERING OR PERFORMING THIS AGREEMENT, THE ANCILLARY DOCUMENTS OR THE TRANSACTIONS.

ARTICLE VI

REPRESENTATIONS AND WARRANTIES RELATING TO THE SPAC PARTIES

Subject to Section 10.8, (a) except as set forth on the SPAC Disclosure Schedules, or (b) except as set forth in any SPAC SEC Reports (excluding any disclosures in any “risk factors” section that do not constitute statements of fact, disclosures in any forward-looking statements disclaimers and other disclosures that are generally cautionary, predictive or forward-looking in nature), each SPAC Party hereby represents and warrants to the Company as follows:

Section 6.1 Organization and Qualification. Each SPAC Party is an exempted company, corporation, limited liability company or other applicable business entity duly organized, incorporated or formed, as applicable, validly existing and in good standing (or the equivalent thereof, if applicable, in each case, with respect to the jurisdictions that recognize the concept of good standing or any equivalent thereof) under the Laws of its jurisdiction of organization, incorporation or formation (as applicable).

Section 6.2 Authority. Each SPAC Party has the requisite exempted company, corporate, limited liability company or other similar power and authority to execute and deliver this Agreement and each Ancillary Document to which it is or will be a party, to perform its obligations hereunder and thereunder (subject to obtaining the Interim Order, Final Order and Company Required Approval), and to consummate the Transactions. Subject to the receipt of the Interim Order, Final Order and SPAC Stockholder Approval, the execution and delivery of this Agreement, the Ancillary Documents to which a SPAC Party is or will be a party and the consummation of the Transactions have been (or, in the case of any Ancillary Document entered into after the date of this Agreement, will be upon execution thereof) duly authorized by all necessary exempted company, corporate, limited liability company or other similar action on the part of such SPAC Party. This Agreement has been and each Ancillary Document to which a SPAC Party is or will be a party will be, upon execution thereof, duly and validly executed and delivered by such SPAC Party and constitutes or will constitute, upon execution thereof, as applicable, a valid, legal and binding agreement of such SPAC Party (assuming this Agreement has been and the Ancillary Documents to which such SPAC Party is or will be a party are or will be, upon execution thereof, as applicable, duly authorized, executed and delivered by the other Persons party hereto or thereto), enforceable against such SPAC Party in accordance with their terms (subject to applicable bankruptcy, insolvency, reorganization, moratorium or other Laws affecting generally the enforcement of creditors’ rights and subject to general principles of equity).

Section 6.3 Consents and Requisite Governmental Approvals; No Violations.

(a) No consent, approval or authorization of, or designation, declaration or filing with, any Governmental Entity is required on the part of a SPAC Party with respect to such SPAC Party’s execution, delivery or performance of its obligations under this Agreement or the Ancillary Documents to which it is or will be party or the consummation of the Transactions, except for (i) the Investment Canada Act Approval; (ii) the filing with the SEC of (A) the Registration Statement / Proxy Statement and the declaration of the effectiveness thereof by the SEC and (B) such reports under Section 13(a) or 15(d) of the Exchange Act as may be required in connection with this Agreement, the Ancillary Documents or the Transactions, (iii) such filings with and approvals of NYSE to permit the NewCo Common Shares to be issued in connection with the Transactions (including the NewCo Common Shares issuable pursuant to the exchange or exercise of the Exchangeable Shares) to be listed on NYSE, (iv) the SPAC Stockholder Approval or (v) any other consents, approvals, authorizations, designations, declarations, waivers or filings, the absence of which would not have a SPAC Material Adverse Effect.

(b) None of the execution or delivery by a SPAC Party of this Agreement or any Ancillary Document to which it is or will be a party, the performance by a SPAC Party of its obligations hereunder or thereunder or the consummation by a SPAC Party of the Transactions will, directly or indirectly (with or without due notice or lapse of time or both) (i) result in a breach of any provision of the Governing Documents of a SPAC Party, (ii) result in a violation or breach of, or constitute a default or give rise to any right of termination, Consent, cancellation, amendment, modification, suspension, revocation or acceleration under, any of the terms, conditions or provisions of any Contract to which a SPAC Party is a party, (iii) violate, or constitute a breach under, any Order or applicable Law to which any such SPAC Party or any of its properties or assets are bound or (iv) result in the creation of any Lien upon any of the assets or properties (other than any Permitted Liens) of a SPAC Party, except in the case of any of clauses (ii) through (iv) above, as would not have a SPAC Material Adverse Effect.

Section 6.4 Brokers. No broker, finder, investment banker or other Person, other than UBS, Citigroup Global Markets Inc. and Morgan Stanley & Co. LLC, is entitled to any brokerage fee, finders’ fee or other commission in connection with the Transactions based upon arrangements made by or on behalf of any SPAC Party for which a SPAC Party has any obligation.

Section 6.5 Information Supplied. None of the information supplied or to be supplied by or on behalf of any SPAC Party expressly for inclusion or incorporation by reference prior to the Closing in the Registration Statement / Proxy Statement will, when the Registration Statement / Proxy Statement is declared effective or when the Registration Statement / Proxy Statement is mailed to the SPAC Stockholders or at the time of the SPAC Stockholders Meeting, and in the case of any amendment thereto, at the time of such amendment, contain any Misrepresentation.

Section 6.6 Capitalization of the SPAC Parties.

(a) Section 6.6(a) of the SPAC Disclosure Schedules sets forth a true and complete statement of the number and class or series (as applicable) of the issued and outstanding SPAC Common Shares and SPAC Warrants. All outstanding Equity Securities of SPAC have been duly authorized and validly issued and are fully paid and non-assessable. Such Equity Securities (i) were not issued in violation of the Governing Documents of SPAC and (ii)

are not subject to any preemptive rights, call option, right of first refusal, subscription rights, transfer restrictions or similar rights of any Person (other than transfer restrictions under applicable Securities Laws or under the Governing Documents of SPAC) and were not issued in violation of any preemptive rights, call option, right of first refusal, subscription rights, transfer restrictions or similar rights of any Person. Except for the SPAC Common Shares and SPAC Warrants set forth on Section 6.6(a) of the SPAC Disclosure Schedules (assuming that no SPAC Stockholder Redemptions are effected), immediately prior to Closing, there shall be no other Equity Securities of SPAC issued and outstanding.

(b) As of the execution of this Agreement, (i) the authorized share capital of NewCo is 1,000 NewCo Common Shares and 0 shares of preferred stock, par value $0.01 per share, and 100 NewCo Common Shares are issued and outstanding, (ii) the authorized share capital of Merger Sub is 1,000 Merger Sub Common Shares and 0 shares of preferred stock, par value $0.01 per share, and 100 Merger Sub Common Shares are issued and outstanding, (iii) the authorized share capital of CallCo is an unlimited number of common shares without par value and one is issued and outstanding and (iv) the authorized share capital of ExchangeCo is an unlimited number ExchangeCo Common Shares and one ExchangeCo Common Share is issued and outstanding.

(c) Prior to the Effective Time, NewCo will reserve for issuance the NewCo Common Shares to be issued upon conversion of the Exchangeable Shares.

(d) Except as expressly contemplated by this Agreement, the Ancillary Documents or the Transactions or as otherwise either permitted pursuant to Section 7.9 or issued, granted or entered into, as applicable, in accordance with Section 7.9, there are no outstanding (A) equity appreciation, phantom equity or profit participation rights or (B) options, restricted stock, phantom stock, warrants, purchase rights, subscription rights, conversion rights, exchange rights, calls, puts, rights of first refusal or first offer or other Contracts that could require SPAC to issue, sell or otherwise cause to become outstanding or to acquire, repurchase or redeem any Equity Securities or securities convertible into or exchangeable for Equity Securities of SPAC.

(e) Following the Merger and the Arrangement, except as contemplated by the Arrangement, NewCo will own, directly or indirectly, all of the outstanding shares of each SPAC Party other than the Exchangeable Shares to be issued to Company Shareholders in the Arrangement or in connection with the Arrangement, and ExchangeCo will be a “taxable Canadian corporation” within the meaning of the Tax Act.

(f) The Exchangeable Shares to be issued in connection with the Arrangement will be duly and validly issued by ExchangeCo and fully paid and non-assessable. The term sheet summarizing the rights, privileges, restrictions and conditions attaching to the Exchangeable Shares is set forth in Exhibit E hereto (the “Exchangeable Share Term Sheet”).

(g) The NewCo Common Shares to be issued in connection with the Merger and the Arrangement will be duly and validly issued by NewCo and fully paid and non-assessable.

Section 6.7 Restrictions on Transfer. The NewCo Common Shares and the Exchangeable Shares to be issued pursuant to the Merger and the Arrangement shall be registered or qualified for distribution, or exempt from or not subject to any requirement for registration or qualification from distribution, under Securities Laws. Such NewCo Common Shares shall not be “restricted securities” within the meaning of Rule 144 under the Securities Act (subject to restrictions on transfers applicable to “affiliates” (as defined in Rule 405 under the Securities Act)) and such Exchangeable Shares shall be subject to restrictions on transfer under Rules 145(c) and (d) under the Securities Act. Such NewCo Common Shares and such Exchangeable Shares shall not be subject to any “hold period” resale restrictions under National Instrument 45-102 – Resale of Securities of the Canadian Securities Administrators.

Section 6.8 SEC Filings. SPAC has timely filed (taking into account any additional time permitted under Rule 12b-25 under the Exchange Act or any successor provision thereof) or furnished all statements, forms, reports and documents required to be filed or furnished by it prior to the date of this Agreement with the SEC pursuant to Federal Securities Laws since its initial public offering (collectively, and together with any exhibits and schedules thereto and other information incorporated therein, and as they have been supplemented, modified or amended since the time of filing, the “SPAC SEC Reports”), and, as of the Closing, will have filed or furnished all other statements, forms, reports and other documents required to be filed or furnished by it subsequent to the date of this Agreement with the SEC pursuant to Federal Securities Laws through the Closing (collectively, and together with any exhibits and schedules thereto and other information incorporated therein, and as they have been supplemented, modified or amended since the time of filing, but excluding the Registration Statement / Proxy Statement, the “Additional SPAC SEC Reports”). Each of the SPAC SEC Reports, as of their respective dates of filing, and as of the date of any amendment or filing that superseded the initial filing, complied and each of the Additional SPAC SEC Reports, as of their respective dates of filing, and as of the date of any amendment or filing that superseded the initial filing, will comply, in all material respects with the applicable requirements of the Federal Securities Laws (including, as applicable, the Sarbanes-Oxley Act and any rules and regulations promulgated thereunder) applicable to the SPAC SEC Reports or the Additional SPAC SEC Reports (for purposes of the Additional SPAC SEC Reports, assuming that the representation and warranty set forth in Section 5.23 is true and correct in all respects with respect to all information supplied by or on behalf of Group Companies expressly for inclusion or incorporation by reference therein). As of their respective dates of filing, the SPAC SEC Reports did not contain any Misrepresentation (for purposes of the Additional SPAC SEC Reports, assuming that the representation and warranty set forth in Section 5.23 is true and correct in all respects with respect to all information supplied by or on behalf of Group Companies expressly for inclusion or incorporation by reference therein). As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC with respect to the SPAC SEC Reports. Notwithstanding the foregoing, no representation or warranty is made as to any statement or information that relates to (i) the topics referenced in the SEC’s “Staff Statement on Accounting and Reporting Considerations for Warrants Issued by Special Purpose Acquisition Companies” issued by SEC staff on April 12, 2021 and (ii) the classification of SPAC Common Shares as permanent or temporary equity (the “SEC Guidance”), and no correction, amendment or restatement of any of the SPAC SEC Reports due to the SEC Guidance shall be deemed to be a breach of any representation or warranty by SPAC. As a result of the SEC Guidance, SPAC was unable to timely file its Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2021 (the “Delayed 10-Q Filing”) and filed the Delayed 10-Q Filing on July 2, 2021. In addition, as a result of the SEC Guidance, on each of June 24, 2021 and December 21, 2021, SPAC filed an amendment to its Annual Report on Form 10-K for the fiscal year ended December 31, 2020 (the “Amended 10-K Filings”).

Section 6.9 Trust Account. As of the date of this Agreement, SPAC has an amount in cash in the Trust Account equal to at least $300,000,000. The funds held in the Trust Account are (a) invested in United States “government securities” within the meaning of Section 2(a)(16) of the Investment Company Act, having a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act which invest only in direct U.S. government treasury obligations and (b) held in trust pursuant to that certain Investment Management Trust Agreement, dated October 20, 2020 (the “Trust Agreement”), between SPAC and Continental Stock Transfer & Trust Company, as trustee (the “Trustee”). There are no separate agreements, side letters or other agreements or understandings (whether written or unwritten, express or implied) that would cause the description of the Trust Agreement in the SPAC SEC Reports to be inaccurate in any material respect or, to SPAC’s knowledge, that would entitle any Person to any portion of the funds in the Trust Account (other than (i) in respect of deferred underwriting commissions or Taxes, (ii) the SPAC Stockholders who shall have elected to redeem their SPAC Class A Shares pursuant to the Governing Documents of SPAC or (iii) if SPAC fails to complete a business combination within the allotted time period set forth in the Governing Documents of SPAC and liquidates the Trust Account, subject to the terms of the Trust Agreement, SPAC (in limited amounts to permit SPAC to pay the expenses of the Trust Account’s liquidation, dissolution and winding up of SPAC) and then the SPAC Stockholders). Prior to the Closing, none of the funds held in the Trust Account are permitted to be released, except in the circumstances described in the Governing Documents of SPAC and the Trust Agreement. As of the date of this Agreement, SPAC has performed all material obligations required to be performed by it, and is not in material default or delinquent in performance or any other respect (claimed or actual) in connection with the Trust Agreement, and, to SPAC’s knowledge, no event has occurred which (with due notice or lapse of time or both) would constitute such a material default under the Trust Agreement. As of the date of this Agreement, there are no Proceedings pending with respect to the Trust Account. Since October 20, 2020, SPAC has not released any money from the Trust Account (other than interest income earned on the funds held in the Trust Account as permitted by the Trust Agreement). Upon the consummation of the Transactions (including the distribution of assets from the Trust Account (A) in respect of deferred underwriting commissions or Taxes or (B) to the SPAC Stockholders who have elected to redeem their SPAC Class A Shares pursuant to the Governing Documents of SPAC, each in accordance with the terms of and as set forth in the Trust Agreement), SPAC shall have no further obligation under either the Trust Agreement or the Governing Documents of SPAC to liquidate or distribute any assets held in the Trust Account, and the Trust Agreement shall terminate in accordance with its terms.

Section 6.10 Transactions with Affiliates. Section 6.10 of the SPAC Disclosure Schedules sets forth all Contracts between (a) SPAC, on the one hand, and (b) any officer, director, employee, partner, member, manager, direct or indirect equityholder or Affiliate of SPAC or the Sponsor, on the other hand (each Person identified in this clause (b), a “SPAC Related Party”), other than (i) Contracts with respect to a SPAC Stockholder’s or a holder of SPAC Warrants’ status as a holder of SPAC Common Shares or SPAC Warrants, as applicable and (ii) Contracts entered into after the date of this Agreement that are either permitted pursuant to Section 7.9 or entered into in accordance with Section 7.9.

Section 6.11 Litigation. There is (and since its organization, incorporation or formation, as applicable, there has been) no Proceeding pending or, to SPAC’s knowledge, threatened against any SPAC Party that, if adversely decided or resolved, would be material to the SPAC Parties, taken as a whole. None of the SPAC Parties nor any of their respective properties or assets is subject to any material Order. As of the date of this Agreement, there are no material Proceedings by any SPAC Party pending against any other Person.

Section 6.12 Compliance with Applicable Law. Each SPAC Party is (and since its organization, incorporation or formation, as applicable, has been) in compliance with all applicable Laws, except as would not have a SPAC Material Adverse Effect.

Section 6.13 SPAC Party Activities. Each of NewCo, Merger Sub, CallCo and ExchangeCo was incorporated and organized solely for the purpose of entering into this Agreement, the Ancillary Documents to which it is or will be a party, the performance of its covenants and agreements in this Agreement and the Ancillary Documents, the consummation of the Merger and the Arrangement, as applicable, and the consummation of the Transactions and has not engaged in any activities or business, other than those incident or related to, or incurred in connection with, its organization, incorporation, corporate existence or the negotiation, preparation or execution of this Agreement or any Ancillary Document to which it is or will be a party, the performance of its covenants or agreements in this Agreement or any Ancillary Document, the consummation of the Merger or the Arrangement, as applicable, or the consummation of the Transactions.

Section 6.14 Internal Controls; Listing; Financial Statements.

(a) Except as is not required in reliance on exemptions from various reporting requirements by virtue of SPAC’s status as an “emerging growth company” within the meaning of the Securities Act, as modified by the JOBS Act, or “smaller reporting company” within the meaning of the Exchange Act, since its initial public offering, and except as described in the Amended 10-K Filings, (i) SPAC has established and maintained a system of internal controls over financial reporting (as defined in Rule 13a-15 and Rule 15d-15 under the Exchange Act) sufficient to provide reasonable assurance regarding the reliability of SPAC’s financial reporting and the preparation of SPAC’s financial statements for external purposes in accordance with GAAP and (ii) SPAC has established and maintained disclosure controls and procedures (as defined in Rule 13a-15 and Rule 15d-15 under the Exchange Act) designed to ensure that material information relating to SPAC is made known to SPAC’s principal executive officer and principal financial officer by others within SPAC.

(b) SPAC has not taken any action prohibited by Section 402 of the Sarbanes-Oxley Act.

(c) Since its initial public offering, SPAC has complied in all material respects with all applicable listing and corporate governance rules and regulations of NYSE. The classes of securities representing issued and outstanding SPAC Class A Shares are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on NYSE. As of the date of this Agreement, there is no material Proceeding pending or, to SPAC’s knowledge, threatened against SPAC by NYSE or the SEC with respect to any intention by such entity to deregister SPAC Class A Shares or prohibit or terminate the listing of SPAC Class A Shares on NYSE. SPAC has not taken any action that is designed to terminate the registration of SPAC Class A Shares under the Exchange Act.

(d) After giving effect to the Amended 10-K Filings, the SPAC SEC Reports contain true and complete copies of the applicable SPAC Financial Statements. After giving effect to the Amended 10-K Filings, the SPAC Financial Statements (i) fairly present in all material respects the financial position of SPAC as at the respective dates thereof, and the results of its operations, shareholders’ equity and cash flows for the respective periods then ended (subject, in the case of any unaudited interim financial statements, to normal year-end audit adjustments (none of which is expected to be material) and the absence of notes thereto), (ii) were prepared in conformity with GAAP applied on a consistent basis during the periods indicated (except, in the case of any audited financial statements, as may be indicated in the notes thereto and subject, in the case of any unaudited financial statements, to normal year-end audit adjustments (none of which is expected to be material) and the absence of notes thereto), (iii) in the case of the audited SPAC Financial Statements, were audited in accordance with the standards of the PCAOB and (iv) comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act in effect as of the respective dates thereof (including Regulation S-X or Regulation S-K, as applicable).

(e) Except as described in the Amended 10-K Filings, SPAC has established and maintains systems of internal accounting controls that are designed to provide, in all material respects, reasonable assurance that (i) all transactions are executed in accordance with management’s authorization and (ii) all transactions are recorded as necessary to permit preparation of proper and accurate financial statements in accordance with GAAP and to maintain accountability for SPAC’s and its Subsidiaries’ assets. SPAC maintains and, for all periods covered by the SPAC Financial Statements, has maintained books and records of SPAC in the ordinary course of business that are accurate and complete and reflect the revenues, expenses, assets and liabilities of SPAC in all material respects.

(f) Since its incorporation, neither SPAC, nor to the SPAC’s knowledge, an independent auditor of SPAC, has identified any (i) “significant deficiency”or “material weakness” in the internal controls over financial reporting of SPAC, except as described in the Amended 10-K Filings, or (ii) fraud, whether or not material, that involves management or other employees of SPAC who have a significant role in the internal controls over financial reporting of SPAC.

Section 6.15 No Undisclosed Liabilities. Except for the Liabilities (a) incurred in connection with the negotiation, preparation or execution of this Agreement or any Ancillary Document, the performance of its covenants or agreements in this Agreement or any Ancillary Document or the consummation of the Transactions, (b) that are incurred in connection with or incident or related to a SPAC Party’s organization, incorporation or formation, as applicable, or continuing corporate (or similar) existence, in each case, which are immaterial in nature, (c) that are incurred in connection with activities that are administrative or ministerial, in each case, which are immaterial in nature, (d) that are either permitted pursuant to Section 7.9 or incurred in accordance with Section 7.9 or (d) set forth or disclosed in the SPAC Financial Statements included in the SPAC SEC Reports, none of the SPAC Parties has any material Liabilities of the type required to be set forth on a balance sheet in accordance with GAAP.

Section 6.16 Tax Matters. Except as is not and would not reasonably be expected to be, individually or in the aggregate, material to the SPAC Parties, taken as a whole:

(a) Each SPAC Party has prepared and filed all Tax Returns required to have been filed by it, all such Tax Returns are true and complete in all respects and prepared in compliance in all respects with all applicable Laws and Orders, and SPAC has paid all Taxes required to have been paid or deposited by it regardless of whether shown on a Tax Return.

(b) Each SPAC Party has timely withheld and paid the appropriate Tax Authority all Taxes required to have been so withheld and paid.

(c) No SPAC Party is currently the subject of a Tax audit or examination or has been informed in writing of the commencement or anticipated commencement of any Tax audit or examination that has not been resolved or completed.

(d) No SPAC Party has consented to extend or waive the time in which any Tax may be assessed or collected by any Tax Authority, other than any such extensions or waivers that are no longer in effect or that were extensions of time to file Tax Returns obtained in the ordinary course of business.

(e) No “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. Law), private letter rulings, technical advice memoranda or similar agreements or rulings have been entered into or issued by any Tax Authority with respect to any SPAC Party which agreement or ruling would be effective after the Closing Date.

(f) None of the SPAC Parties is and none of the SPAC Parties has been a party to any “listed transaction” as defined in Section 6707A of the Code and Treasury Regulations Section 1.6011-4 (or any corresponding or similar provision of state, local or non-U.S. Law).

(g) No SPAC Party is a party to any Tax allocation, Tax sharing, Tax indemnity, Tax gross-up or similar agreements (other than one that is included in a Contract entered into in the ordinary course of business that is not primarily related to Taxes) and no SPAC Party is a party to any joint venture, partnership or other arrangement that is treated as a partnership for U.S. federal, state, local or non-U.S. Tax purposes.

(h) There are no Liens for Taxes on any assets of any SPAC Party other than Permitted Liens.

(i) No SPAC Party (i) has been a member of an affiliated group filing a consolidated, combined, affiliated, unitary or similar Tax Return (other than a group only of the SPAC and its Subsidiaries, if any) or (ii) has any Liability for the Taxes of any Person under Section 1.1502-6 of the Treasury Regulations (or any similar provision of state, local or non-U.S. Law), as a transferee or successor or by Contract (other than any Contract entered into in the ordinary course of business and the principal purpose of which does not relate to Taxes), or pursuant to any applicable Law or otherwise.

(j) SPAC does not and has not at any time carried on business in Canada for the purposes of the Tax Act. SPAC does not have and has never had a permanent establishment in Canada. SPAC does not and has never filed Tax Returns in Canada. SPAC is not nor has it ever been liable to pay or remit any Canadian Taxes. No claim has ever been made by any Governmental Entity in Canada that the SPAC is or may be required to file Tax Returns in Canada, or is or may be subject to the imposition of Tax in Canada, and there is no basis for any such claims to be made.

(k) No SPAC Party has taken or agreed to take any action not contemplated by this Agreement and/or any Ancillary Document that would reasonably be expected to prevent the Transactions from qualifying for the Intended Tax Treatment.

Section 6.17 Investigation; No Other Representations.

(a) Each SPAC Party, on its own behalf and on behalf of its Representatives, acknowledges, represents, warrants and agrees that (i) it has conducted its own independent review and analysis of, and, based thereon, has formed an independent judgment concerning, the business, assets, condition, operations and prospects, of the Group Companies and (ii) it has been furnished with or given access to such documents and information about the Group Companies and their respective businesses and operations as it and its Representatives have deemed necessary to enable it to make an informed decision with respect to the execution, delivery and performance of this Agreement, the Ancillary Documents and the Transactions.

(b) In entering into this Agreement and the Ancillary Documents to which it is or will be a party, each SPAC Party has relied solely on its own investigation and analysis and the representations and warranties expressly set forth in ARTICLE V and in the Ancillary Documents to which it is or will be a party and no other representations or warranties of the Company, any Company Non-Party Affiliate or any other Person, either express or implied, and each SPAC Party, on its own behalf and on behalf of its Representatives, acknowledges, represents, warrants and agrees that, except for the representations and warranties expressly set forth in ARTICLE V and in the Ancillary Documents to which it is or will be a party, none of the Company, any Company Non-Party Affiliate or any other Person makes or has made any representation or warranty, either express or implied, in connection with or related to this Agreement, the Ancillary Documents or the Transactions.

Section 6.18 EXCLUSIVITY OF REPRESENTATIONS AND WARRANTIES. NOTWITHSTANDING THE DELIVERY OR DISCLOSURE TO THE COMPANY OR ANY OF ITS REPRESENTATIVES OF ANY DOCUMENTATION OR OTHER INFORMATION (INCLUDING ANY FINANCIAL PROJECTIONS OR OTHER SUPPLEMENTAL DATA), EXCEPT AS OTHERWISE EXPRESSLY SET FORTH IN THIS ARTICLE VI OR THE ANCILLARY DOCUMENTS, NONE OF THE SPAC PARTIES, ANY SPAC NON-PARTY

AFFILIATE OR ANY OTHER PERSON MAKES, AND EACH SPAC PARTY EXPRESSLY DISCLAIMS, ANY REPRESENTATIONS OR WARRANTIES OF ANY KIND OR NATURE, EXPRESS OR IMPLIED, IN CONNECTION WITH THIS AGREEMENT, THE ANCILLARY DOCUMENTS OR ANY OF THE TRANSACTIONS, INCLUDING AS TO THE MATERIALS RELATING TO THE BUSINESS AND AFFAIRS OR HOLDINGS OF ANY SPAC PARTY THAT HAVE BEEN MADE AVAILABLE TO THE COMPANY OR ANY OF ITS REPRESENTATIVES OR IN ANY PRESENTATION OF THE BUSINESS AND AFFAIRS OF ANY SPAC PARTY BY OR ON BEHALF OF THE MANAGEMENT OF ANY SPAC PARTY OR OTHERS IN CONNECTION WITH THE TRANSACTIONS, AND NO STATEMENT CONTAINED IN ANY OF SUCH MATERIALS OR MADE IN ANY SUCH PRESENTATION SHALL BE DEEMED A REPRESENTATION OR WARRANTY HEREUNDER OR OTHERWISE OR DEEMED TO BE RELIED UPON BY THE COMPANY, ANY OF ITS REPRESENTATIVES OR ANY COMPANY NON-PARTY AFFILIATE IN EXECUTING, DELIVERING OR PERFORMING THIS AGREEMENT, THE ANCILLARY DOCUMENTS OR THE TRANSACTIONS. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES EXPRESSLY SET FORTH IN ARTICLE VI OR THE ANCILLARY DOCUMENTS, IT IS UNDERSTOOD THAT ANY COST ESTIMATES, PROJECTIONS OR OTHER PREDICTIONS, ANY DATA, ANY FINANCIAL INFORMATION OR ANY MEMORANDA OR OFFERING MATERIALS OR PRESENTATIONS, INCLUDING ANY OFFERING MEMORANDUM OR SIMILAR MATERIALS MADE AVAILABLE BY OR ON BEHALF OF ANY SPAC PARTY ARE NOT AND SHALL NOT BE DEEMED TO BE OR TO INCLUDE REPRESENTATIONS OR WARRANTIES OF ANY SPAC PARTY, ANY SPAC NON-PARTY AFFILIATE OR ANY OTHER PERSON AND ARE NOT AND SHALL NOT BE DEEMED TO BE RELIED UPON BY THE COMPANY OR ANY OF ITS REPRESENTATIVES OR ANY COMPANY NON-PARTY AFFILIATE IN EXECUTING, DELIVERING OR PERFORMING THIS AGREEMENT, THE ANCILLARY DOCUMENTS OR THE TRANSACTIONS.

ARTICLE VII

COVENANTS

Section 7.1 Conduct of Business of the Company.

(a) From and after the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement in accordance with its terms, the Company shall, and the Company shall cause its Subsidiaries to, except as expressly contemplated by this Agreement or any Ancillary Document, as required by applicable Law, as set forth on Section 7.1(a) of the Company Disclosure Schedules, or as consented to in writing by SPAC (such consent not to be unreasonably withheld, conditioned or delayed), operate the business of the Group Companies in the ordinary course of business and in a manner consistent with past practice in all material respects.

(b) Without limiting the generality of the foregoing, from and after the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement in accordance with its terms, the Company shall, and the Company shall cause its Subsidiaries to, except as expressly contemplated by this Agreement or any Ancillary Document, as required by applicable Law, as set forth on Section 7.1(b) of the Company Disclosure Schedules or as consented to in writing by SPAC (such consent not to be unreasonably withheld, conditioned or delayed), not do any of the following:

(i) issue, sell, pledge, dispose of, grant or encumber, or authorize the issuance, sale, pledge, disposition, grant or encumbrance of, any shares of any Equity Securities of any Group Company, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of such Equity Securities (including any phantom interest) of any Group Company other than (A) the issuance of Company Options to employees in the ordinary course of business, (B) the issuance of Equity Securities upon the exercise of or settlement of Company Options or Company Warrants, (B) the issuance of Equity Securities to any lender in connection with a permitted incurrence of Indebtedness and (C) any issuance of Equity Securities consented to by SPAC pursuant to the definition of “Company Acquisition Proposal” or otherwise;

(ii) declare, set aside, make or pay a dividend on, or make any other distribution or payment in respect of, any Equity Securities of any Group Company or repurchase or redeem any outstanding Equity Securities of any Group Company, other than dividends or distributions, declared, set aside or paid by any of the Company’s Subsidiaries to the Company or any Subsidiary that is, directly or indirectly, wholly owned by the Company;

(iii) (A) merge, consolidate, combine or amalgamate any Group Company with any Person or (B) purchase or otherwise acquire (whether by merging or consolidating or amalgamating with, purchasing any Equity Security in or a substantial portion of the assets of, or by any other manner) any corporation, partnership, association or other business entity or organization or division thereof;

(iv) adopt any amendments, supplements, restatements or modifications to any Group Company’s Governing Documents or the Company Equity Plan;

(v) incur, create or assume any Indebtedness which would result in the Group Companies having aggregate Indebtedness for borrowed money in excess of $50,000,000 (excluding, for the avoidance of doubt, intercompany loans between the Company and any of its wholly owned Subsidiaries);

(vi) (A) amend, modify or terminate any Material Contracts (excluding, for the avoidance of doubt, any expiration or automatic extension or renewal of any Material Contract pursuant to its terms or entering into additional work or purchase orders pursuant to, and in accordance with the terms of, any Material Contract), (B) waive any material benefit or right under any Material Contract or (C) enter into any Contract that would constitute a Material Contract, in each case, other than in the ordinary course of business;

(vii) except in the ordinary course of business, make any loans, advances or capital contributions to, or guarantees for the benefit of, or any investments in, any Person, other than (A) intercompany loans or capital contributions between the Company and any of its wholly owned Subsidiaries and (B) the reimbursement of expenses of employees and consultants in the ordinary course of business consistent with past practice;

(viii) except as required under the terms of any Employee Benefit Plan, (A) other than in the ordinary course of business, establish, amend, modify, adopt, enter into or terminate any material Employee Benefit Plan or any other benefit or compensation plan, policy, program, or Contract that would be an Employee Benefit Plan if in effect as of the date of this Agreement, (B) materially increase or decrease any salary, bonus, benefit, incentive or any other compensation payable to any current or former director, executive officer or employee with an annual salary exceeding $500,000 of any Group Company, (C) take any action to accelerate any payment, right to payment, or benefit, or the funding of any payment, right to payment or benefit, payable or to become payable to any current or former director, executive officer or employee with an annual salary exceeding $500,000 of any Group Company or (D) waive or release any noncompetition, non-solicitation, no-hire, nondisclosure, noninterference, nondisparagement or other restrictive covenant obligation of any current or former director or executive officer or employee with an annual salary exceeding $500,000 of any Group Company;

(ix) make an entity classification election for U.S. federal income tax purposes for any of the Group Companies, enter into any Tax sharing or Tax indemnification agreement (except solely between or among Group Companies), or fail to pay any material Taxes when due (including estimated Taxes) other than those that are being contested in good faith and for which sufficient reserves have been established in accordance with GAAP;

(x) enter into any settlement, conciliation or similar Contract the performance of which would involve the payment by the Group Companies in excess of $250,000, in the aggregate;

(xi) authorize, recommend, propose or announce an intention to adopt, or otherwise effect, a plan of complete or partial liquidation, dissolution, restructuring, recapitalization, reorganization or similar transaction involving any Group Company;

(xii) change any Group Company’s methods of accounting in any material respect, other than changes that are made in accordance with PCAOB standards;

(xiii) enter into any Contract with any broker, finder, investment banker or other Person under which such Person is or will be entitled to any brokerage fee, finders’ fee or other commission in connection with the Transactions;

(xiv) except in the ordinary course of business, make any success, change of control, retention, transaction bonus, severance or other similar payment or amount to any Person as a result of or in connection with this Agreement or the Transactions;

(xv) terminate, hire or engage a director, executive officer or employee with an annual salary exceeding $500,000 of any Group Company; or

(xvi) enter into any Contract to take, or cause to be taken, any of the actions set forth in this Section 7.1.

Notwithstanding anything in this Section 7.1 or this Agreement to the contrary, (a) nothing set forth in this Agreement shall give SPAC, directly or indirectly, the right to control or direct the operations of the Group Companies prior to the Effective Time, (b) any action taken, or omitted to be taken, by any Group Company to the extent such act or omission is reasonably determined by the Company to be necessary to comply with any Law, Order, directive, pronouncement or guideline issued by a Governmental Entity providing for business closures, “sheltering-in-place” or other restrictions that relates to, or arises out of, COVID-19 shall in no event be deemed to constitute a breach of this Section 7.1 and (c) any action taken, or omitted to be taken, by any Group Company to the extent that the Company reasonably determines that such act or omission is necessary in response to COVID-19 to maintain and preserve in all material respects the business organization, assets, properties and material business relations of the Group Companies, taken as a whole, shall not be deemed to constitute a breach of this Section 7.1.

Section 7.2 Efforts to Consummate.

(a) Subject to the terms and conditions herein provided, each of the Parties shall use commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary or advisable to consummate and make effective as promptly as reasonably practicable the Transactions (including (i) the satisfaction, but not waiver, of the closing conditions set forth in ARTICLE VIII and, in the case of any Ancillary Document to which such Party will be a party after the date of this Agreement, to execute and deliver such Ancillary Document when required pursuant to this Agreement, (ii) using commercially reasonable efforts to obtain the PIPE Financing on the terms and subject to the conditions set forth in the PIPE Subscription Agreements and (iii) amending the Plan of Arrangement and any other Ancillary Document to the extent necessary to implement the terms of any other definitive documentation agreed upon by the Parties in connection with the Exchangeable Share structure). Without limiting the generality of the foregoing, each of the Parties shall use reasonable best efforts to obtain, file with or deliver to, as applicable, any Consents of any Governmental Entities or other Persons necessary, proper or advisable to consummate the Transactions. The Company and SPAC shall each bear 50% of the costs incurred in connection with obtaining such Consents and any filing fees or other costs payable to a Governmental Entity in connection the preparation, filing or mailing of the Registration Statement / Proxy Statement and any printing, mailing or similar fees or costs in connection with the preparation, filing or mailing of the Registration Statement / Proxy Statement (excluding legal fees); provided, however, that, subject to Section 10.6, each Party shall bear its out-of-pocket costs and expenses in connection with the preparation of any such Consents. NewCo shall submit promptly, but in any event within seven (7) Business Days after the date of this Agreement the notification pursuant to Sections 11 and 12 of the Investment Canada Act and each Party shall respond as promptly as reasonably practicable to any requests by any Governmental Entity for additional information and documentary material that may be requested, pursuant to the Investment Canada Act. SPAC shall promptly inform the Company of any material communication between any SPAC Party, on the one hand, and any Governmental Entity, on the other hand, and the Company shall promptly inform SPAC of any material communication between the Company, on the one hand, and any Governmental Entity, on the other hand, in either case, regarding any of the Transactions. Without limiting the foregoing, each Party and their respective Affiliates shall not extend any waiting period, review period or comparable period under the Investment Canada Act or enter into any agreement with any Governmental Entity not to consummate Transactions, except with the prior written consent of SPAC and the Company.

(b) From and after the date of this Agreement until the earlier of the Effective Time or termination of this Agreement in accordance with its terms, the SPAC Parties, on the one hand, and the Company, on the other hand, shall give counsel for the Company (in the case of any SPAC Party) or SPAC (in the case of the Company), a reasonable opportunity to review in advance, and consider in good faith the views of the other in connection with, any proposed written communication to any Governmental Entity specifically relating to the Transactions. Each of the Parties agrees not to participate in any substantive meeting or discussion, either in person or by telephone with any Governmental Entity specifically relating to Transactions unless it consults with, in the case of any SPAC Party, the Company, or, in the case of the Company, SPAC in advance and, to the extent not prohibited by such Governmental Entity, gives, in the case of any SPAC Party, the Company, or, in the case of the Company, SPAC, the opportunity to attend and participate in such meeting or discussion. SPAC will cause the proxy statement to be mailed to SPAC Stockholders as promptly as practicable after the Registration Statement / Proxy Statement is declared effective under the Securities Act.

(c) Notwithstanding anything to the contrary in the Agreement, in the event that this Section 7.2 conflicts with any other covenant or agreement in this ARTICLE VII that is intended to specifically address any subject matter, then such other covenant or agreement shall govern and control solely to the extent of such conflict.

(d) Without limiting the Parties’ rights and obligations under Section 4.1(a), Section 4.1(d) and Section 4.1(e), from and after the date of this Agreement until the earlier of the Effective Time or termination of this Agreement in accordance with its terms, SPAC, on the one hand, and the Company, on the other hand, shall each notify the other in writing promptly after learning of any shareholder demands or other shareholder Proceedings (including derivative claims and Arrangement Dissent Rights) relating to this Agreement, any Ancillary Document or any matters relating thereto (collectively, the “Transaction Litigation”) commenced against, in the case of SPAC, any SPAC Party or any of their respective Representatives (in their capacity as a representative of a SPAC Party) or, in the case of the Company, any Group Company or any of their respective Representatives (in their capacity as a representative of a Group Company). Subject and in addition to Section 4.1(b)(ii) with respect to Arrangement Dissent Rights, SPAC and the Company shall each (i) keep the other reasonably informed regarding any Transaction Litigation, (ii) give the other the opportunity to, at its own cost and expense, participate in the defense, settlement and compromise of any such Transaction Litigation and reasonably cooperate with the other in connection with the defense, settlement and compromise of any such Transaction Litigation, (iii) consider in good faith the other’s advice with respect to any such Transaction Litigation, (iv) reasonably cooperate with each other and (v) refrain from settling or compromising any Transaction Litigation without the prior written consent of SPAC or the Company, as applicable (not to be unreasonably withheld, conditioned or delayed).

Section 7.3 Confidentiality and Access to Information.

(a) The Parties hereby acknowledge and agree that the information having been and being provided in connection with this Agreement and the consummation of the Transactions is subject to the terms of the Confidentiality Agreement, the terms of which are incorporated herein by reference. Notwithstanding the foregoing or anything to the contrary in this Agreement, in the event that this Section 7.3(a) or the Confidentiality Agreement conflicts with any other covenant or agreement contained in this Agreement or any Ancillary Document that contemplates the disclosure, use or provision of information or otherwise, then such other covenant or agreement contained in this Agreement or such Ancillary Document, as applicable, shall govern and control to the extent of such conflict.

(b) From and after the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement in accordance with its terms, upon reasonable advance written notice, the Company shall provide, or cause to be provided, to SPAC and its Representatives during normal business hours reasonable access to the directors, officers, books and records and properties of the Group Companies for reasonable purposes related to the consummation of the Transactions (in a manner so as to not interfere with the normal business operations of the Group Companies). Notwithstanding the foregoing, none of the Group Companies shall be required to provide to SPAC or any of its Representatives any information (i) if and to the extent doing so would (A) violate any Law to which any Group Company is subject, including any Privacy Law, (B) result in the disclosure of any trade secrets of third parties in breach of any Contract with such third party, (C) violate any legally-binding obligation of any Group Company with respect to confidentiality, non-disclosure or privacy or (D) jeopardize protections afforded to any Group Company under the attorney-client privilege or the attorney work product doctrine (provided that, in case of each of clauses (A) through (D), the Company shall, and shall cause the other Group Companies to, use reasonable best efforts to (x) provide such access as can be provided (or otherwise convey such information regarding the applicable matter as can be conveyed) without violating such privilege, doctrine, Contract, obligation or Law and (y) provide such information in a manner without violating such privilege, doctrine, Contract, obligation or Law), or (ii) if any Group Company, on the one hand, and any SPAC Party, any SPAC Non-Party Affiliates or any of their respective Representatives, on the other hand, are adverse parties in a litigation and such information is reasonably pertinent thereto; provided that the Company shall, in the case of clause (i) or (ii), provide prompt written notice of the withholding of access or information on any such basis unless such written notice is prohibited by applicable Law.

(c) From and after the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement in accordance with its terms, upon reasonable advance written notice, SPAC shall provide, or cause to be provided, to the Company and its Representatives during normal business hours reasonable access to the directors, officers, books and records of the SPAC Parties for reasonable purposes related to the consummation of the Transactions (in a manner so as to not interfere with the normal business operations of the SPAC Parties). Notwithstanding the foregoing, SPAC shall not be required to provide, or cause to be provided to, the Company or any of its Representatives any information (i) if and to the extent doing so would (A) violate any Law to which any SPAC Party is subject, (B) result in the disclosure of any trade secrets of third parties in breach of any Contract with such third party, (C) violate any legally-binding obligation of any SPAC Party with respect to confidentiality, non-disclosure or privacy or (D) jeopardize protections afforded to any SPAC Party under the attorney-client privilege or the attorney work product doctrine (provided that, in case of each of clauses (A) through (D), SPAC shall use, and shall cause the other SPAC Parties to use, reasonable best efforts to (x) provide such access as can be provided (or otherwise convey such information regarding the applicable matter as can be conveyed) without violating such privilege, doctrine, Contract, obligation or Law and (y) provide such information in a manner without violating such privilege, doctrine, Contract, obligation or Law), or (ii) if a SPAC Party or the Sponsor or any of their respective Representatives, on the one hand, and any Group Company, any Company Non-Party Affiliate or any of their respective Representatives, on the other hand, are adverse parties in a litigation and such information is reasonably pertinent thereto; provided that SPAC shall, in the case of clause (i) or (ii), provide prompt written notice of the withholding of access or information on any such basis unless such written notice is prohibited by applicable Law.

Section 7.4 Public Announcements.

(a) Subject to Section 7.4(b), Section 7.7 and Section 7.8, none of the Parties or any of their respective Representatives shall issue any press releases or make any public announcements with respect to this Agreement or the Transactions without the prior written consent of the Company, in the case of a public announcement by SPAC or its Affiliates, or SPAC, in the case of a public announcement by the Company or its Affiliates (such consents, in either case, not to be unreasonably withheld, conditioned or delayed); provided, however, that each Party and their respective Representatives may issue or make, as applicable, any such press release, public announcement or other communication (i) for routine disclosures to Governmental Entities made by the Company in the ordinary course of business, (ii) if such press release, public announcement or other communication is required by applicable Law, in which case the disclosing Party shall, to the extent permitted by applicable Law, first allow such other Parties to review such announcement or communication and have the opportunity to comment thereon and the disclosing Party shall consider such comments in good faith, (iii) to the extent such announcements or other communications contain only information previously disclosed in a public statement, press release or other communication previously approved in accordance with this Section 7.4 and (iv) to Governmental Entities in connection with any Consents required to be made under this Agreement, the Ancillary Documents or in connection with the Transactions.

(b) The initial press release concerning this Agreement and the Transactions shall be a joint press release in the form agreed by the Company and SPAC prior to the execution of this Agreement and such initial press release (the “Signing Press Release”) shall be released as promptly as reasonably practicable after the execution of this Agreement, and in any case within one (1) Business Day of the day thereof. Promptly after the execution of this Agreement, SPAC shall file a current report on Form 8-K (the “Signing Filing”) with the Signing Press Release and a description of this Agreement as required by, and in compliance with, the Securities Laws, which the Company shall have the opportunity to review and comment upon prior to filing and SPAC shall consider such comments in good faith. The Company, on the one hand, and SPAC, on the other hand, shall mutually agree upon (such agreement not to be unreasonably withheld, conditioned or delayed by either the Company or SPAC, as applicable) a press release announcing the consummation of the Transactions (the “Closing Press Release”) prior to the Closing, and, on the Closing Date (or such other date as may be mutually agreed to in writing by SPAC and the Company prior to the Closing), the Parties shall cause the Closing Press Release to be released. In connection with the preparation of each of the Signing Press Release, the Signing Filing and the Closing Press Release, each Party shall, upon written request by any other Party, furnish such other Party with all information concerning itself, its directors, officers and equityholders, and such other matters as may be reasonably necessary for such press release or filing.

Section 7.5 Tax Matters.

(a) Tax Treatment. The Parties intend that, for U.S. federal income tax purposes, the NewCo Share Exchange, the Merger, each applicable equity financing comprising the PIPE Financing and, if applicable, the Canadian Share Exchange, viewed together, constitute an exchange governed by Section 351 of the Code. No Party has taken (or failed to take) any action or caused any action to be taken (or to fail to be taken) and will not take (or fail to take) any action or will cause any action to be taken (or to fail to be taken) (in each case other than any action provided for or prohibited by this Agreement and/or any Ancillary Document), or has any knowledge of any fact or circumstance that could reasonably be expected to prevent the relevant Transactions from qualifying for the Intended Tax Treatment. In connection with the preparation and filing of the Registration Statement / Proxy Statement or the SEC’s review thereof, or a tax opinion with respect to the U.S. federal income tax consequences of the Transactions provided for purposes of the preparation and filing of the Registration Statement / Proxy Statement, each Party shall use reasonable best efforts to execute and deliver customary tax representation letters in support of the Intended Tax Treatment as their respective tax advisors may reasonably request in form and substance reasonably satisfactory to such advisor. The Parties shall not take any position in any Tax Return, Tax Proceeding, or otherwise for Tax purposes inconsistent with the Intended Tax Treatment, unless otherwise required by a “determination” within the meaning of Section 1313(a) of the Code. For the avoidance of doubt, the preceding sentence shall not be interpreted to prevent a person from reporting the relevant Transactions pursuant to other applicable nonrecognition provisions of the Code, including under Section 368 of the Code, to the extent any such position is not, in and of itself, conflicting with the qualification of the relevant Transactions for the Intended Tax Treatment.

(b) Tax Matters Cooperation. Each of the Parties shall (and shall cause their respective Affiliates to) cooperate fully, as and to the extent reasonably requested by another Party, in connection with the filing of relevant Tax Returns, and any tax audit or other tax proceeding. Such cooperation shall include the retention and (upon the other Party’s request) the provision (with the right to make copies) of records and information reasonably relevant to any Tax Proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder.

(c) Section 85 Elections. Each beneficial owner of Company Shares who is an Eligible Holder (other than an Eligible Holder described in paragraph (c) of the definition of Eligible Holder), and who has validly elected (or for whom the registered holder has validly elected on such beneficial owner’s behalf) to receive Exchangeable Shares shall be entitled to make an income tax election pursuant to subsection 85(1) of the Tax Act, or subsection 85(2) of the Tax Act if such beneficial owner is a partnership (and in each case, where applicable, the analogous provisions of provincial income tax Law), with respect to the transfer of its Company Shares to ExchangeCo and the receipt of Exchangeable Shares in respect thereof, subject to and in accordance with the Plan of Arrangement.

(d) Additional Tax Covenants. The Parties hereby adopt this Agreement as a “plan of reorganization” within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3(a). NewCo shall cause the SPAC and the Company not to liquidate or be treated as liquidating for U.S. federal income tax purposes following the Transactions for a period of at least two years after the Closing.

(e) Transfer Taxes. All federal, state, local, non-U.S. transfer, excise, sales, use, value added, registration, stamp, recording, property and similar Taxes or fees applicable to, imposed upon, or arising out of the Transactions and all related interest and penalties shall be paid by the Company.

Section 7.6 Exclusive Dealing.

(a) From the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement in accordance with its terms, the Company shall not, and shall cause the other Group Companies not to, and shall cause its and their respective Representatives not to, directly or indirectly: (i) solicit, initiate, knowingly encourage (including by means of furnishing or disclosing information), knowingly facilitate, discuss or negotiate, directly or indirectly, any inquiry, proposal or offer (written or oral) with respect to a Company Acquisition Proposal; (ii) furnish or disclose any non-public information to any Person in connection with, or that could reasonably be expected to lead to, a Company Acquisition Proposal; (iii) enter into any Contract or other arrangement or understanding regarding a Company Acquisition Proposal; (iv) prepare or take any steps in connection with a public offering of any Equity Securities of any Group Company (or any Affiliate or successor of any Group Company); or (v) otherwise cooperate in any way with, or assist or participate in, or knowingly facilitate or knowingly encourage any effort or attempt by any Person to do or seek to do any of the foregoing. The Company agrees to (A) notify SPAC promptly upon receipt of any Company Acquisition Proposal by any Group Company, and to describe the material terms and conditions of any such Company Acquisition Proposal in reasonable detail (including the identity of the Persons making such Company Acquisition Proposal) and (B) keep SPAC reasonably informed on a current basis of any modifications to such offer or information.

(b) From the date of this Agreement until the earlier of the Closing or the termination of this Agreement in accordance with its terms, the SPAC Parties shall not, and each of them shall cause its Representatives not to, directly or indirectly: (i) knowingly solicit, initiate, encourage (including by means of furnishing or disclosing information), knowingly facilitate, discuss or negotiate, directly or indirectly, any inquiry, proposal or offer (written or oral) with respect to a SPAC Acquisition Proposal; (ii) furnish or disclose any non-public information to any Person in connection with, or that could reasonably be expected to lead to, a SPAC Acquisition Proposal; (iii) enter into any Contract or other arrangement or understanding regarding a SPAC Acquisition Proposal; or (iv) otherwise cooperate in any way with, or assist or participate in, or knowingly facilitate or knowingly encourage any effort or attempt by any Person to do or seek to do any of the foregoing. SPAC agrees to (A) notify the Company promptly upon receipt of any SPAC Acquisition Proposal by any SPAC Party, and to describe the material terms and conditions of any such SPAC Acquisition Proposal in reasonable detail (including the identity of any person or entity making such SPAC Acquisition Proposal) and (B) keep the Company reasonably informed on a current basis of any modifications to such offer or information.

For the avoidance of doubt, it is understood and agreed that the covenants and agreements contained in this Section 7.6 shall not prohibit the Company, any SPAC Party or any of their respective Representatives from taking any actions in the ordinary course that are not otherwise in violation of this Section 7.6 (such as answering phone calls) or informing any Person inquiring about a possible Company Acquisition Proposal or SPAC Acquisition Proposal, as applicable, of the existence of the covenants and agreements contained in this Section 7.6.

Section 7.7 Preparation of Registration Statement / Proxy Statement.

(a) As promptly as reasonably practicable following the date of this Agreement, SPAC and the Company shall prepare and mutually agree upon (such agreement not to be unreasonably withheld, conditioned or delayed by either of SPAC or the Company, as applicable), and NewCo shall, as promptly as reasonably practicable following the delivery of the PCAOB Financials, file with the SEC, the Registration Statement / Proxy Statement (it being understood that the Registration Statement / Proxy Statement shall include a prospectus of NewCo and proxy statement of SPAC which will be used for SPAC Stockholders Meeting to adopt and approve the Transaction Proposals in accordance with and as required by SPAC’s Governing Documents, applicable Law, and any applicable rules and regulations of the SEC and NYSE). Each of SPAC and the Company shall use its commercially reasonable efforts to (a) cause the Registration Statement / Proxy Statement to comply in all material respects with the applicable rules and regulations promulgated by the SEC (including, with respect to the Group Companies, the provision of financial statements of, and any other information with respect to, the Group Companies for all periods, and in the form, required to be included in the Registration Statement / Proxy Statement under Securities Laws (after giving effect to any waivers received) or in response to any comments from the staff of the SEC); (b) promptly notify the other of, reasonably cooperate with each other with respect to and respond promptly to any comments of the staff of the SEC; (c) have the Registration Statement / Proxy Statement declared effective under the Securities Act as promptly as reasonably practicable after it is filed with the SEC; and (d) keep the Registration Statement / Proxy Statement effective through the Closing in order to permit the consummation of the Transactions. SPAC, on the one hand, and the Company, on the other hand, shall promptly furnish, or cause to be furnished, to the other all information concerning such Party, its Non-Party Affiliates and their respective Representatives that may be required or reasonably requested in connection with any action contemplated by this Section 7.7 or for inclusion in any other statement, filing, notice or application made by or on behalf of NewCo or SPAC to the SEC or NYSE in connection with the Transactions. If any Party becomes aware of any information that should be disclosed in an amendment or supplement to the Registration Statement / Proxy Statement, then (i) such Party shall promptly inform, in the case of any SPAC Party, the Company, or, in the case of the Company, SPAC, thereof; (ii) such Party shall prepare and mutually agree upon with, in the case of SPAC, the Company, or, in the case of the Company, SPAC (in either case, such agreement not to be unreasonably withheld, conditioned or delayed), an amendment or supplement to the Registration Statement / Proxy Statement; (iii) NewCo shall file such mutually agreed upon amendment or supplement with the SEC; and (iv) the Parties shall reasonably cooperate, if appropriate, in mailing such amendment or supplement to the SPAC Stockholders. SPAC shall as promptly as reasonably practicable advise the Company of the time of effectiveness of the Registration Statement / Proxy Statement, the issuance of any stop order relating thereto or the suspension of the qualification of Consideration Shares for offering or sale in any jurisdiction, and SPAC and the Company shall each use commercially reasonable efforts to have any such stop order or suspension lifted, reversed or otherwise terminated. Each of the Parties shall use commercially reasonable efforts to ensure that none of the information related to him, her or it or any of his, her or its Non-Party Affiliates or its or their respective Representatives, supplied by or on his, her or its behalf for inclusion or incorporation by reference in the Registration Statement / Proxy Statement will, at the time the Registration Statement / Proxy Statement is initially filed with the SEC, at each time at which it is amended, at the time it becomes effective under the Securities Act, at the time it is mailed to the SPAC Stockholders or at the time of the SPAC Stockholders Meeting contain any Misrepresentation. From and after the date of this Agreement until the earlier of the Closing or termination of this Agreement in accordance with its terms, the SPAC Parties, on the one hand, and the Company, on the other hand, shall give counsel for the Company (in the case of any SPAC Party) or SPAC (in the case of the Company), a reasonable opportunity to review in advance, and consider in good faith the views of the other in connection with, any proposed written communication to the SEC or the NYSE relating to the Transactions. Each of the Parties agrees not to participate in any substantive meeting or discussion, either in person or by telephone with the SEC or the NYSE in connection with the Transactions unless it consults with, in the case of any SPAC Party, the Company, or, in the case of the Company, SPAC in advance and, to the extent not prohibited by the SEC or the NYSE, gives, in the case of any SPAC Party, the Company, or, in the case of the Company, SPAC, the opportunity to attend and participate in such meeting or discussion.

Section 7.8 SPAC Stockholder Approval. As promptly as reasonably practicable following the time at which the Registration Statement / Proxy Statement is declared effective under the Securities Act, SPAC shall (x) duly give notice of and (y) use reasonable best efforts to duly convene and hold a meeting of its shareholders (the “SPAC Stockholders Meeting”) in accordance with the Governing Documents of SPAC, for the purposes of obtaining the SPAC Stockholder Approval and, if applicable, any approvals related thereto and providing its shareholders with the opportunity to elect to effect a SPAC Stockholder Redemption. SPAC shall (i) through the SPAC Board, recommend to its shareholders (the “SPAC Board Recommendation”), (A) the adoption and approval of this Agreement and the Transactions; (B) the adoption and approval of each other proposal that the staff of the SEC indicates is necessary in its comments to the Registration Statement / Proxy Statement or in correspondence related thereto; (C) the adoption and approval of each other proposal reasonably agreed to by SPAC and the Company as necessary or appropriate in connection with the consummation of the Transactions; (D) if necessary, the Class B Adjustment, and (E) the adoption and approval of a proposal for the adjournment of the SPAC Stockholders Meeting, if necessary, to permit further solicitation of proxies because there are not sufficient votes to approve and adopt any of the foregoing (such proposals in (A) through (E) collectively, the “Transaction Proposals”), and (ii) include such recommendation contemplated by clause (i) in the Registration Statement / Proxy Statement. Notwithstanding the foregoing or anything to the contrary herein, SPAC may adjourn the SPAC Stockholders Meeting (A) to solicit additional proxies for the purpose of obtaining the SPAC Stockholder Approval, (B) for the absence of a quorum, (C) to allow reasonable additional time for the filing or mailing of any supplemental or amended disclosures that SPAC has determined, based on the advice of outside legal counsel, is reasonably likely to be required under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by the SPAC Stockholders prior to the SPAC Stockholders Meeting or (D) if the holders of SPAC Class A Shares have elected to redeem a number of Class A Shares as of such time that would reasonably be expected to result in the condition set forth in Section 8.3(b) not being satisfied; provided that, without the consent of the Company (such consent not to be unreasonably withheld, conditioned or delayed), in no event shall SPAC adjourn the SPAC Stockholders Meeting to a date that is more than thirty (30) days after the date for which the SPAC Stockholders Meeting was originally scheduled or less than ten (10) days prior to the Termination Date (excluding any adjournments required by applicable Law). Except as otherwise required by applicable Law, SPAC covenants that none of the SPAC Board or SPAC nor any committee of the SPAC Board shall withdraw or modify, or propose publicly or by formal action of the SPAC Board, any committee of the SPAC Board or SPAC to withdraw or modify, in a manner adverse to the Company, the SPAC Board Recommendation or any other recommendation by the SPAC Board or SPAC of the proposals set forth in the Registration Statement / Proxy Statement.

Section 7.9 Conduct of Business of SPAC. From and after the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement in accordance with its terms, SPAC shall not, and shall cause its Subsidiaries not to, as applicable, except as expressly contemplated by this Agreement or any Ancillary Document (including, for the avoidance of doubt, in connection with the PIPE Financing), as required by applicable Law, as set forth on Section 7.9 of the SPAC Disclosure Schedules or as consented to in writing by the Company (such consent (other than with respect to Section 7.9(f)) not to be unreasonably withheld, conditioned or delayed by the Company), do any of the following:

(a) other than the Warrant Agreement Amendment, adopt any amendments, supplements, restatements or modifications to the Trust Agreement, Warrant Agreement or the Governing Documents of any SPAC Party or any of its Subsidiaries;

(b) declare, set aside, make or pay a dividend on, or make any other distribution or payment in respect of, any Equity Securities of SPAC or any of its Subsidiaries, or repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any outstanding Equity Securities of SPAC or any of its Subsidiaries;

(c) split, combine, reclassify, subdivide or consolidate any of its Equity Securities or issue any other security in respect of, in lieu of or in substitution for its Equity Securities;

(d) other than non-interest bearing working capital loans provided by Sponsor to SPAC, incur, create or assume any Indebtedness or guarantee any Liability of any Person (other than any SPAC Party);

(e) make any loans or advances to, or capital contributions in, any other Person, other than to, or in, SPAC or any of its Subsidiaries;

(f) other than the Additional PIPE Financing, issue any Equity Securities of SPAC, NewCo or any of their respective Subsidiaries or grant any additional options, warrants or stock appreciation rights with respect to Equity Securities of SPAC, NewCo or any of their respective Subsidiaries;

(g) enter into, amend, modify or renew any Contract with any SPAC Related Party;

(h) engage in any activities or business, or incur any material SPAC Liabilities, other than any activities, businesses or SPAC Liabilities that are either permitted under this Section 7.9 (including, for the avoidance of doubt, any activities, businesses or SPAC Liabilities contemplated by, incurred in connection with or that are otherwise incidental or attendant to this Agreement or any Ancillary Document, the performance of any covenants or agreements hereunder or thereunder or the consummation of the Transactions) or in accordance with this Section 7.9;

(i) authorize, recommend, propose or announce an intention to adopt a plan of complete or partial liquidation or dissolution;

(j) (i) make, change or revoke any material election concerning Taxes or amend any Tax Returns, (ii) enter into any material Tax closing agreement, (iii) settle, compromise or agree to the entry of judgment with respect to any Proceeding related to Taxes, (iv) enter into any Tax sharing, Tax allocation or Tax indemnification agreement, (v) make a request for a Tax ruling to any Governmental Entity, or (vi) consent to any extension or waiver of the limitation period applicable to or relating to any material Tax claim, assessment or reassessment, other than any such extension or waiver that is obtained in the ordinary course of business;

(k) enter into any Contract with any broker, finder, investment banker or other Person under which such Person is or will be entitled to any brokerage fee, finders’ fee or other commission in connection with the Transactions;

(l) other than any Transaction Litigation, which is subject to Section 7.2(d), commence, release, assign, compromise, settle or agree to settle any Proceeding;

(m) except as required by GAAP (or any interpretation thereof) or applicable Law, make any change in accounting methods, principles or practices; or

(n) enter into any Contract to take, or cause to be taken, any of the actions set forth in this Section 7.9.

Notwithstanding anything in this Section 7.9 or this Agreement to the contrary, nothing set forth in this Agreement shall give the Company, directly or indirectly, the right to control or direct the operations of any SPAC Party prior to the Closing.

Section 7.10 Stock Exchange Listing. SPAC shall use its reasonable best efforts to (a) cause the NewCo Common Shares issuable in accordance with this Agreement (including the NewCo Common Shares issuable pursuant to the exchange or exercise of the Exchangeable Shares) to be approved for listing on NYSE, subject to official notice of issuance thereof, and (b) to satisfy any applicable initial and continuing listing requirements of NYSE, in each case as promptly as reasonably practicable after the date of this Agreement, and in any event prior to the Effective Time. The Company shall, and shall cause its Representatives to, reasonably cooperate with SPAC and its Representatives in connection with the foregoing.

Section 7.11 Exchangeable Shares. SPAC shall and, where appropriate, shall cause each of its Subsidiaries to:

(a) cause ExchangeCo to create the Exchangeable Shares prior to the Effective Time in a manner reasonably acceptable to the Company and consistent with Exhibit E hereto; and

(b) at the Effective Time, execute and deliver such agreements and take such other actions as are necessary to cause the rights, privileges, restrictions and conditions attaching to the Exchangeable Shares to be consistent with Exhibit E hereto.

Section 7.12 Trust Account. Upon satisfaction or, to the extent permitted by applicable Law, waiver of the conditions set forth in ARTICLE VIII and provision of notice thereof to the Trustee, (a) at the Closing, SPAC shall (i) cause the documents, certificates and notices required to be delivered to the Trustee pursuant to the Trust Agreement to be so delivered, and (ii) make all appropriate arrangements to cause the Trustee to (A) pay as and when due all amounts, if any, payable to the Public Shareholders of SPAC pursuant to the SPAC Stockholder Redemption, (B) pay the amounts due to UBS for its deferred underwriting commissions pursuant to the UBS Letter Agreement and as set forth in the Trust Agreement and (C) immediately thereafter, pay all remaining amounts then available in the Trust Account as directed by SPAC in accordance with the Trust Agreement, and (b) thereafter, the Trust Account shall terminate, except as otherwise provided therein.

Section 7.13 Company Shareholder Approval; PIPE Subscription Agreements; Founder Support Agreement.

(a) The Company covenants that none of the Company Board or the Company nor any committee of the Company Board shall withdraw or modify, or propose publicly or by formal action of the Company Board, any committee of the Company Board or Company to withdraw or modify, in a manner adverse to SPAC, the recommendation referred to in Section 4.1(c)(iii) that the Company Shareholders vote in favor of the Company Arrangement Resolution or any other recommendation by the Company Board or the Company of the proposals set forth in the Company Information Circular.

(b) SPAC (on behalf of itself or any other SPAC Party) or the Company, as applicable, may not terminate, modify or waive or consent to the termination, modification or waiver of any provisions of any PIPE Subscription Agreement or the Sponsor Support Agreement without the prior written consent of the other Party; provided that any modification or waiver that is solely ministerial in nature or otherwise immaterial and does not affect any economic or any other material term of any PIPE Subscription Agreement shall not require the prior written consent of the other Party.

Section 7.14 SPAC Indemnification; Directors’ and Officers’ Insurance.

(a) Each Party agrees that (i) all rights to indemnification or exculpation now existing in favor of the directors and officers of each SPAC Party, as provided for under applicable Law, in the applicable SPAC Party’s Governing Documents or under indemnification agreements in effect as of immediately prior to the Effective Time, in either case, solely with respect to any matters occurring on or prior to the Effective Time, shall survive the Transactions and shall continue in full force and effect from and after the Effective Time for a period of six (6)

years and (ii) NewCo will perform and discharge, or cause to be performed and discharged, all obligations to provide such indemnity and exculpation during such six (6)-year period. To the maximum extent permitted by applicable Law, during such six (6)-year period, NewCo shall advance, or caused to be advanced, expenses in connection with such indemnification as provided in the applicable SPAC Party’s Governing Documents or other applicable agreements as in effect immediately prior to the Effective Time. The indemnification and liability limitation or exculpation provisions of the SPAC Parties’ Governing Documents or indemnification agreements shall not, during such six (6)-year period, be amended, repealed or otherwise modified following the Effective Time in any manner that would materially and adversely affect the rights thereunder of individuals who, as of immediately prior to the Effective Time, or at any time prior to such time, were directors or officers of any SPAC Party (the “SPAC D&O Persons”) entitled to be so indemnified, have their liability limited or be exculpated with respect to any matters occurring on or prior to the Effective Time and relating to the fact that such SPAC D&O Person was a director or officer of any SPAC Party on or prior to the Effective Time, unless such amendment, repeal or other modification is required by applicable Law.

(b) NewCo shall not have any obligation under this Section 7.14 to any SPAC D&O Person when and if a court of competent jurisdiction shall ultimately determine (and such determination shall have become final and non-appealable) that the indemnification of such SPAC D&O Person in the manner contemplated hereby is prohibited by applicable Law.

(c) SPAC shall purchase, at or prior to the Closing, and NewCo shall maintain, or cause to be maintained, in effect for a period of six (6) years following the Effective Time, without any lapses in coverage, a “tail” policy providing directors’ and officers’ liability insurance coverage for the benefit of those Persons who are currently covered by any comparable insurance policies of the SPAC Parties in effect as of the date of this Agreement with respect to matters occurring on or prior to the Effective Time. Such “tail” policy shall provide coverage on terms (with respect to coverage and amount) that are substantially the same as the coverage provided under SPAC’s directors’ and officers’ liability insurance policies in effect as of the date of this Agreement.

(d) If NewCo or any of its successors or assigns (i) shall merge, amalgamate or consolidate with or merge, amalgamate or be liquidated into any other corporation or entity and shall not be the surviving or continuing corporation or entity of such consolidation, amalgamation or merger or (ii) shall transfer all or substantially all of their respective properties and assets as an entity in one or a series of related transactions to any Person, then in each such case, proper provisions shall be made so that the successors or assigns of NewCo shall assume all of the obligations set forth in this Section 7.14.

(e) The SPAC D&O Persons entitled to the indemnification, liability limitation, exculpation or insurance coverage set forth in this Section 7.14 are intended to be third-party beneficiaries of this Section 7.14. This Section 7.14 shall survive the consummation of the Transactions and shall be binding on all successors and assigns of NewCo.

Section 7.15 Company Indemnification; Directors’ and Officers’ Insurance.

(a) Each Party agrees that (i) all rights to indemnification or exculpation now existing in favor of the directors and officers of the Group Companies, as provided for under applicable Law, in the Group Companies’ Governing Documents or under indemnification agreements in effect as of immediately prior to the Effective Time, in either case, solely with respect to any matters occurring on or prior to the Effective Time, shall survive the Transactions and shall continue in full force and effect from and after the Effective Time for a period of six (6) years and (ii) NewCo will cause the applicable Group Companies to perform and discharge all obligations to provide such indemnity and exculpation during such six (6)-year period. To the maximum extent permitted by applicable Law, during such six (6)-year period, NewCo shall cause the applicable Group Companies to advance expenses in connection with such indemnification as provided in the Group Companies’ Governing Documents or other applicable agreements in effect as of immediately prior to the Effective Time. The indemnification and liability limitation or exculpation provisions of the Group Companies’ Governing Documents shall not, during such six (6)-year period, be amended, repealed or otherwise modified following the Effective Time in any manner that would materially and adversely affect the rights thereunder of individuals who, as of the Effective Time or at any time prior to the Effective Time, were directors or officers of the Group Companies (the “Company D&O Persons”) entitled to be so indemnified, have their liability limited or be exculpated with respect to any matters occurring prior to Closing and relating to the fact that such Company D&O Person was a director or officer of any Group Company on or prior to the Effective Time, unless such amendment, repeal or other modification is required by applicable Law.

(b) None of NewCo or the Group Companies shall have any obligation under this Section 7.15 to any Company D&O Person when and if a court of competent jurisdiction shall ultimately determine (and such determination shall have become final and non-appealable) that the indemnification of such Company D&O Person in the manner contemplated hereby is prohibited by applicable Law.

(c) NewCo shall purchase at the direction of the Company, at or prior to the Closing, and shall maintain, or cause to be maintained, in effect for a period of six (6) years following the Effective Time, without lapses in coverage, a “tail” policy providing directors’ and officers’ liability insurance coverage for the benefit of those Persons who are currently covered by any comparable insurance policies of the Group Companies in effect as of the date of this Agreement with respect to matters occurring on or prior to the Effective Time.

(d) If NewCo or any of its successors or assigns (i) shall merge or consolidate with or merge into any other corporation or entity and shall not be the surviving or continuing corporation or entity of such consolidation or merger or (ii) shall transfer all or substantially all of their respective properties and assets as an entity in one or a series of related transactions to any Person, then in each such case, proper provisions shall be made so that the successors or assigns of NewCo shall assume all of the obligations set forth in this Section 7.15.

(e) The Company D&O Persons entitled to the indemnification, liability limitation, exculpation or insurance coverage set forth in this Section 7.15 are intended to be third-party beneficiaries of this Section 7.15. This Section 7.15 shall survive the consummation of the Transactions and shall be binding on all successors and assigns of NewCo.

Section 7.16 Post-Closing Directors and Officers.

(a) The size and composition of the NewCo Board immediately after the Closing shall be determined by the Company in consultation with SPAC; provided, at least one director shall be designated by Sponsor with the consent of the Company (such consent not to be unreasonably withheld, conditioned or delayed). At least a majority of the NewCo Board shall qualify as independent directors under the Securities Act and the NYSE rules.

(b) Immediately after the Closing, the officers of NewCo shall be as determined by the Company, which individuals shall serve in such capacity in accordance with the terms of the A&R NewCo Bylaws.

Section 7.17 A&R NewCo Charter and A&R NewCo Bylaws.

(a) At or prior to the Effective Time, NewCo shall cause an amended and restated certificate of incorporation of NewCo in a form and substance reasonably acceptable to the Parties (the “A&R NewCo Charter”) to be filed with, and declared effective by, the Delaware Secretary of State.

(b) At or prior to the Effective Time, NewCo shall adopt amended and restated bylaws in a form and substance reasonably acceptable to the Parties (the “A&R NewCo Bylaws”).

Section 7.18 NewCo Incentive Equity Plan. Prior to the Effective Time, the NewCo Board shall approve and adopt an equity incentive plan that is reasonable and customary for a public company of similar size to and circumstances of the Company on such terms as the Company and SPAC may mutually agree (such agreement not to be unreasonably withheld, conditioned or delayed by either the Company or SPAC, as applicable) (the “NewCo Incentive Equity Plan”), in the manner prescribed under applicable Laws, effective as of the Closing Date. Nothing in this Section 7.18, express or implied, shall (i) create any rights or remedies of any nature whatsoever, including third party beneficiary rights, in any Person (other than the Parties) by reason of this Section 7.18, (ii) create any right in any Person to continued employment or service with NewCo or any of its Affiliates, or any particular term or condition of employment or service, (iii) limit the ability of NewCo or any of its Affiliates from: (y) terminating the employment or service of any Person at any time for any or no reason, (z) adopting, establishing, amending, modifying or terminating any benefit or compensation plan, policy, program, agreement or arrangement, other than the NewCo Incentive Equity Plan, or (iv) be construed to establish, amend, modify or terminate any benefit or compensation plan, policy, program, agreement or arrangement.

Section 7.19 Parent Guarantee. SPAC hereby unconditionally and irrevocably guarantees the due and punctual performance by the other SPAC Parties of each and every obligation of such SPAC Parties arising under this Agreement and the Arrangement, including, without limitation, the due and punctual payment and delivery of the Consideration pursuant to the Arrangement.

Section 7.20 PCAOB Financials. The Company shall use reasonable best efforts to deliver true and complete copies of the audited consolidated balance sheet of the Group Companies as of December 31, 2021 and December 31, 2020 and the related audited consolidated statements of operations, cash flows and changes of equity of the Group Companies for the years then ended, together with the auditor’s reports thereon (i) prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated (except as may be specifically indicated in the notes thereto), (ii) fairly presenting, in all material respects, the financial position, results of operations, cash flows and changes of equity of the Group Companies as at the date thereof and for the period indicated therein, and (iii) prepared in accordance with the auditing standards of the PCAOB (collectively, the “PCAOB Financials”), not later than March 31, 2022.

Section 7.21 Adjustment to SPAC Class B Common Shares. Prior to the Effective Time, SPAC shall take all actions necessary to cause the SPAC Class B Common Shares to convert into NewCo Common Shares as set forth in Section 3.6(c), including, any required amendments to the certificate of incorporation of SPAC (the “Class B Adjustment”).

ARTICLE VIII

CONDITIONS TO CONSUMMATION OF THE TRANSACTIONS

Section 8.1 Conditions to the Obligations of the Parties. The obligations of the Parties to consummate the Transactions are subject to the satisfaction or, if permitted by applicable Law, waiver by the Company and SPAC of the following conditions:

(a) the Company Arrangement Resolution shall have been approved by the Company Required Approval at the Company Shareholders Meeting in accordance with the Interim Order;

(b) the Interim Order and the Final Order shall have been obtained on terms consistent with this Agreement and shall not have been set aside or modified in a manner unacceptable to either SPAC or the Company, each acting reasonably, on appeal or otherwise;

(c) the Investment Canada Act Approval shall have been obtained;

(d) no Order or Law issued by any court of competent jurisdiction or other Governmental Entity or other legal restraint or prohibition preventing the consummation of the Transactions shall be in effect;

(e) the Registration Statement / Proxy Statement shall have become effective in accordance with the provisions of the Securities Act, no stop order shall have been issued by the SEC and shall remain in effect with respect to the Registration Statement / Proxy Statement, and no proceeding seeking such a stop order shall have been threated or initiated by the SEC and remain pending;

(f) the SPAC Stockholder Approval shall have been obtained; and

(g) after giving effect to the Transactions (including the PIPE Financing), SPAC shall have at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) immediately after the Effective Time.

Section 8.2 Other Conditions to the Obligations of the SPAC Parties. The obligations of the SPAC Parties to consummate the Transactions are subject to the satisfaction or, if permitted by applicable Law, waiver by SPAC (on behalf of itself and the other SPAC Parties) of the following further conditions:

(a) (i) the Company Fundamental Representations shall be true and correct (except, with respect to the representations and warranties set forth in Section 5.2(a), to the extent any inaccuracies are taken into account in the Payment Spreadsheet and the allocation of NewCo Common Shares and Exchangeable Shares) (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” or any similar limitation set forth herein) in all respects as of the Closing Date, as though made on and as of the Closing Date (except to the extent that any such representation and warranty is made as of an earlier date, in which case such representation and warranty shall be true and correct in all respects as of such earlier date), and (ii) the representations and warranties of the of the Company set forth in ARTICLE V (other than the Company Fundamental Representations) shall be true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” or any similar limitation set forth herein) in all respects as of the Closing Date, as though made on and as of the Closing Date (except to the extent that any such representation and warranty is made as of an earlier date, in which case such representation and warranty shall be true and correct in all respects as of such earlier date), except where the failure of such representations and warranties to be true and correct, taken as a whole, does not cause a Company Material Adverse Effect;

(b) the Company shall have performed and complied in all material respects with the covenants and agreements required to be performed or complied with by the Company under this Agreement at or prior to the Closing;

(c) since the date of this Agreement, no Company Material Adverse Effect has occurred that is continuing; and

(d) at or prior to the Closing, the Company shall have delivered, or caused to be delivered, to SPAC a certificate duly executed by an authorized officer of the Company, dated as of the Closing Date, to the effect that the conditions specified in Section 8.2(a), Section 8.2(b) and Section 8.2(c) are satisfied, in a form and substance reasonably satisfactory to SPAC.

Section 8.3 Other Conditions to the Obligations of the Company. The obligations of the Company to consummate Transactions are subject to the satisfaction or, if permitted by applicable Law, waiver by the Company of the following further conditions:

(a) (i) with respect to the SPAC Class B Shares only, the representation in the first sentence of Section 6.6(a) shall be true and correct in all respects as of the Closing Date, as though made on and as of the Closing Date, (ii) the SPAC Fundamental Representations (other than, with respect to the SPAC Class B Shares only, the representation in the first sentence of Section 6.6(a)) shall be true and correct in all material respects as of the Closing Date, as though made on and as of the Closing Date (except to the extent that any such representation and warranty is made as of an earlier date, in which case such representation and warranty shall be true and correct in all material respects as of such earlier date), and (iii) the representations and warranties of the SPAC Parties contained in ARTICLE VI of this Agreement (other than the SPAC Fundamental Representations) shall be true and correct (without giving effect to any limitation as to “materiality” or “SPAC Material Adverse Effect” or any similar limitation set forth herein) in all respects as of the Closing Date, as though made on and as of the Closing Date (except to the extent that any such representation and warranty is made as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), except where the failure of such representations and warranties to be true and correct, taken as a whole, does not cause a SPAC Material Adverse Effect;

(b) the SPAC Parties shall have performed and complied in all material respects with the covenants and agreements required to be performed or complied with by them under this Agreement at or prior to the Closing;

(c) the Aggregate Transaction Proceeds shall be equal to or greater than $115,000,000;

(d) in the event Aggregate Transaction Proceeds would be equal to or less than $130,000,000 as of the redemption deadline for the SPAC Stockholder Redemption (the “Redemption Deadline”) based on elections by holders of SPAC Class A Shares to redeem as of such date and a good faith estimate of Unpaid SPAC Expenses and other amounts through Closing, the Sponsor shall have complied with, and consummated the transfers contemplated by, Section 1.1(c)(ii) of the Sponsor Support Agreement.

(e) the NewCo Common Shares to be issued pursuant to the Transactions (including the NewCo Common Shares issuable pursuant to the exchange or exercise of the Exchangeable Shares) shall have been approved for listing on NYSE;

(f) since the date of this Agreement, no SPAC Material Adverse Effect has occurred that is continuing;

(g) SPAC shall have taken all actions necessary or appropriate such that the Class B Adjustment and the Sponsor Share Adjustment will take effect at or prior to the Closing; and

(h) at or prior to the Closing, SPAC shall have delivered, or caused to be delivered, to the Company a certificate duly executed by an authorized officer of SPAC, dated as of the Closing Date, to the effect that the conditions specified in Section 8.3(a), Section 8.3(b) and Section 8.3(f) are satisfied, in a form and substance reasonably satisfactory to the Company.

Section 8.4 Frustration of Closing Conditions. The Company may not rely on the failure of any condition set forth in this ARTICLE VIII to be satisfied if such failure was proximately caused by the Company’s failure to use reasonable best efforts to cause the Closing to occur, as required by Section 7.2, or a breach of this Agreement. None of the SPAC Parties may rely on the failure of any condition set forth in this ARTICLE VIII to be satisfied if such failure was proximately caused by a SPAC Party’s failure to use reasonable best efforts to cause the Closing to occur, as required by Section 7.2, or a breach of this Agreement.

ARTICLE IX

TERMINATION

Section 9.1 Termination. This Agreement may be terminated and the Transactions may be abandoned at any time prior to the Closing:

(a) by mutual written consent of SPAC and the Company;

(b) by SPAC, if any of the representations or warranties set forth in ARTICLE V shall not be true and correct or if the Company has failed to perform any covenant or agreement on the part of the Company set forth in this Agreement (including an obligation to consummate the Closing) such that the condition to Closing set forth in either Section 8.2(a) or Section 8.2(b) could not be satisfied and the breach or breaches causing such representations or warranties not to be true and correct, or the failures to perform any covenant or agreement, as applicable, is (or are) not cured or cannot be cured within the earlier of (i) thirty (30) days after written notice thereof is delivered to the Company by SPAC, and (ii) the Termination Date; provided, however, that none of the SPAC Parties is then in breach of this Agreement so as to prevent the condition to Closing set forth in either Section 8.3(a) or Section 8.3(b) from being satisfied;

(c) by the Company, if any of the representations or warranties set forth in ARTICLE VI shall not be true and correct or if any SPAC Party has failed to perform any covenant or agreement on the part of such applicable SPAC Party set forth in this Agreement (including an obligation to consummate the Closing) such that the condition to Closing set forth in either Section 8.3(a) or Section 8.3(b) could not be satisfied and the breach or breaches causing such representations or warranties not to be true and correct, or the failures to perform any covenant or agreement, as applicable, is (or are) not cured or cannot be cured within the earlier of (i) thirty (30) days after written notice thereof is delivered to SPAC by the Company and (ii) the Termination Date; provided, however, the Company is not then in breach of this Agreement so as to prevent the condition to Closing set forth in Section 8.2(a) or Section 8.2(b) from being satisfied;

(d) by either SPAC or the Company, if the Transactions shall not have been consummated on or prior to August 7, 2022 (the “Termination Date”); provided, that (i) the right to terminate this Agreement pursuant to this Section 9.1(d) shall not be available to SPAC if any SPAC Party’s breach of any of its covenants or obligations under this Agreement shall have proximately caused the failure to consummate the Transactions on or before the Termination Date, and (ii) the right to terminate this Agreement pursuant to this Section 9.1(d) shall not be available to the Company if the Company’s breach of its covenants or obligations under this Agreement shall have proximately caused the failure to consummate the Transactions on or before the Termination Date;

(e) by either SPAC or the Company, if any Governmental Entity shall have issued an Order or taken any other action permanently enjoining, restraining or otherwise prohibiting the Transactions and such Order or other action shall have become final and nonappealable;

(f) by either SPAC or the Company if the SPAC Stockholders Meeting has been held (including any adjournment thereof), has concluded, SPAC’s shareholders have duly voted and the SPAC Stockholder Approval was not obtained; or

(g) by either SPAC or the Company, if the Company Required Approval shall not have been obtained at the Company Shareholders Meeting in accordance with the Interim Order.

(h) by the Company, if the condition set forth in Section 8.3(c) is not satisfied as of the date that is twenty (20) days following the SPAC Stockholders Meeting (or the later date that the SPAC Stockholders Meeting is reconvened following all adjournments permitted pursuant to Section 7.8) or at any time thereafter.

(i) by SPAC, if the PCAOB Financials shall not have been delivered to SPAC in accordance with Section 7.20 on or before April 30, 2022.

Section 9.2 Effect of Termination. In the event of the termination of this Agreement pursuant to Section 9.1, this entire Agreement shall forthwith become void (and there shall be no Liability or obligation on the part of the Parties and their respective Non-Party Affiliates) with the exception of Section 7.3(a), this Section 9.2, Section 10.2 through Section 10.18 and ARTICLE I (to the extent related to the foregoing), each of which shall survive such termination and remain valid and binding obligations of the Parties and the Confidentiality Agreement shall survive such termination and remain valid and binding obligations of the parties thereto in accordance with their respective terms. Notwithstanding the foregoing or anything to the contrary herein, the termination of this Agreement pursuant to Section 9.1 shall not affect any Liability on the part of any Party for any Willful Breach of any covenant or agreement set forth in this Agreement prior to such termination or Fraud.

ARTICLE X

MISCELLANEOUS

Section 10.1 Non-Survival. Other than the representations and warranties in Section 5.24, Section 5.25, Section 6.17 and Section 6.18, each of which shall survive following the Effective Time, or as otherwise provided in the last sentence of this Section 10.1 each of the representations, warranties, agreements or covenants of the Parties set forth in this Agreement shall terminate at the Effective Time, such that no claim for breach of any such representation, warranty, agreement or covenant, detrimental reliance or other right or remedy (whether in contract, in tort, at law, in equity or otherwise) may be brought with respect thereto after the Effective Time against any Party, any Company Non-Party Affiliate or any SPAC Non-Party Affiliate. Notwithstanding the foregoing, each covenant and agreement contained herein that, by its terms, expressly contemplates performance after the Effective Time shall so survive the Effective Time in accordance with its terms, and each covenant and agreement contained in any Ancillary Document that, by its terms, expressly contemplates performance after the Effective Time shall so survive the Effective Time in accordance with its terms and any other provision in any Ancillary Document that expressly survives the Effective Time shall so survive the Effective Time in accordance with the terms of such Ancillary Document.

Section 10.2 Entire Agreement; Assignment. This Agreement (together with the Ancillary Documents) constitutes the entire agreement among the Parties with respect to the subject matter hereof and supersedes all other prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter hereof. This Agreement may not be assigned by any Party without the prior written approval of the other Parties. Any attempted assignment of this Agreement not in accordance with the terms of this Section 10.2 shall be void.

Section 10.3 Amendment. This Agreement may be amended or modified only by a written agreement executed and delivered by each of the Parties. This Agreement may not be modified or amended except as provided in the immediately preceding sentence and any purported amendment by any Party or Parties effected in a manner which does not comply with this Section 10.3 shall be void, ab initio.

Section 10.4 Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given) by delivery in person, by e-mail (having obtained electronic delivery confirmation thereof (i.e., an electronic record of the sender that the e-mail was sent to the intended recipient thereof without an “error” or similar message that such e-mail was not received by such intended recipient)), or by registered or certified mail (postage prepaid, return receipt requested) (upon receipt thereof) to the other Parties as follows:

(a)	If to any SPAC Party, to:

DPCM Capital, Inc.

382 NE 191 Street, #24148

Miami, FL 33179

Attention: Emil Michael

Email:       legal@dpcmcapital.com

with a copy (which shall not constitute notice) to:

Greenberg Traurig, P.A.

333 SE 2nd Avenue

Miami, FL 33131

Attention: Alan I. Annex, Esq.

Email:       annexa@gtlaw.com

(b)	If to the Company, to:

D-Wave Systems Inc.

3033 Beta Avenue

Burnaby, BC V5G 4M9

Attention: Tanya Rothe

E-mail:      legal@dwavesys.com

with copies (which shall not constitute notice) to:

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, NY 10019

Attention: Adam M. Givertz

        Ian M. Hazlett

E-mail: agivertz@paulweiss.com

   ihazlett@paulweiss.com

Blake, Cassels & Graydon LLP

Suite 2600, 595 Burrard Street

Vancouver, B.C. V7X 1L3

Attention: Steven McKoen, Q.C.

E-mail: steven.mckoen@blakes.com

or to such other address as the Party to whom notice is given may have previously furnished to the others in writing in the manner set forth above.

Section 10.5 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the law of any jurisdiction other than the State of Delaware; provided, however, the laws of the Province of British Columbia, Canada and the federal laws of Canada applicable therein shall also apply to the corporate matters related to the Company Information Circular, the Company Shareholders Meeting and the Plan of Arrangement.

Section 10.6 Fees and Expenses. Except as otherwise set forth in this Agreement, all fees and expenses incurred in connection with this Agreement, the Ancillary Documents and the Transactions, including the fees and disbursements of counsel, financial advisors and accountants, shall be paid by the Party incurring such fees or expenses; provided that, for the avoidance of doubt, (a) if this Agreement is terminated in accordance with its terms, the Company shall pay, or cause to be paid, all Unpaid Company Expenses and SPAC shall pay, or cause to be paid, all Unpaid SPAC Expenses and (b) if the Closing occurs, then SPAC shall pay, or cause to be paid, all Unpaid Company Expenses and all Unpaid SPAC Expenses.

Section 10.7 Construction; Interpretation. The term “this Agreement” means this Transaction Agreement together with the Schedules and Exhibits hereto, as the same may from time to time be amended, modified, supplemented or restated in accordance with the terms hereof. The headings set forth in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement. No Party, nor its respective counsel, shall be deemed the drafter of this Agreement for purposes of construing the provisions hereof, and all provisions of this Agreement shall be construed according to their fair meaning and not strictly for or against any Party. Unless otherwise indicated to the contrary herein by the context or use thereof: (a) the words, “herein,” “hereto,” “hereof” and words of similar import refer to this Agreement as a whole, including the Schedules and Exhibits, and not to any particular section, subsection, paragraph, subparagraph or clause set forth in this Agreement; (b) masculine gender shall also include the feminine and neutral genders, and vice versa; (c) words importing the singular shall also include the plural, and vice versa; (d) the words “include,” “includes” or “including” shall be deemed to be followed by the words “without limitation”; (e) references to “$” or “dollar” or “US$” shall be references to United States dollars; (f) the word “or” is disjunctive but not necessarily exclusive; (g) the words “writing”, “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form; (h) the word “day” means calendar day unless Business Day is expressly specified; (i) the word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”; (j) all references to Articles, Sections, Exhibits or Schedules are to Articles, Sections, Exhibits and Schedules of this Agreement; (k) the words “provided” or “made available” or words of similar import (regardless of whether capitalized or not) shall mean, when used with reference to documents or other materials required to be provided or made available to SPAC, any documents or other materials posted to the electronic data site maintained by the Company in connection with the Transactions or otherwise provided to SPAC or its Representatives in electronic form, in each case, prior to the execution of this Agreement; (l) all references to any Law will be to such Law as amended, supplemented or otherwise modified or re-enacted from time to time; and (m) all references to any Contract are to that Contract as amended or modified from time to time in accordance with the terms thereof (subject to any restrictions on amendments or modifications set forth in this Agreement). If any action under this Agreement is required to be done or taken on a day that is not a Business Day, then such action shall be required to be done or taken not on such day but on the first succeeding Business Day thereafter.

Section 10.8 Exhibits and Schedules. All Exhibits and Schedules, or documents expressly incorporated into this Agreement, are hereby incorporated into this Agreement and are hereby made a part hereof as if set out in full in this Agreement. The Schedules shall be arranged in sections and subsections corresponding to the numbered and lettered Sections and subsections set forth in this Agreement. Any item disclosed in the Company Disclosure Schedules or in the SPAC Disclosure Schedules corresponding to any Section or subsection of ARTICLE V (in the case of the Company Disclosure Schedules) or ARTICLE VI (in the case of the SPAC Disclosure Schedules) shall be deemed to have been disclosed with respect to every other section and subsection of ARTICLE V (in the case of the Company Disclosure Schedules) or ARTICLE VI (in the case of the SPAC Disclosure Schedules), as applicable, where the relevance of such disclosure to such other Section or subsection is reasonably apparent on the face of the disclosure. The information and disclosures set forth in the Schedules that correspond to the section or subsections of ARTICLE V or ARTICLE VI may not be limited to matters required to be disclosed in the Schedules, and any such additional information or disclosure is for informational purposes only and does not necessarily include other matters of a similar nature.

Section 10.9 Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each Party and its successors and permitted assigns and, except as provided in Section 7.14, Section 7.15 and Section 10.13 (which, in each case, will be for the benefit of the Persons named therein), nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement.

Section 10.10 Severability. Whenever possible, each provision of this Agreement will be interpreted in such a manner as to be effective and valid under applicable Law, but if any term or other provision of this Agreement is held to be invalid, illegal or unenforceable under applicable Law, all other provisions of this Agreement shall remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision of this Agreement is invalid, illegal or unenforceable under applicable Law, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner in order that the Transactions are consummated as originally contemplated to the greatest extent possible.

Section 10.11 Counterparts; Electronic Signatures. This Agreement and each Ancillary Document (including any of the closing deliverables contemplated hereby) may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement or any Ancillary Document (including any of the closing deliverables contemplated hereby) by e-mail, Docusign, or scanned pages shall be effective as delivery of a manually executed counterpart to this Agreement or any such Ancillary Document.

Section 10.12 Knowledge of Company; Knowledge of SPAC. For all purposes of this Agreement, the phrase “to the Company’s knowledge” and “known by the Company” and any derivations thereof shall mean as of the applicable date, the actual knowledge of the individuals set forth on Section 10.12(a) of the Company Disclosure Schedules, assuming reasonable due inquiry. For all purposes of this Agreement, the phrase “to SPAC’s knowledge” and “to the knowledge of SPAC” and any derivations thereof shall mean as of the applicable date, the actual knowledge of the individuals set forth on Section 10.12(b) of the SPAC Disclosure Schedules, assuming reasonable due inquiry. For the avoidance of doubt, none of the individuals set forth on Section 10.12(a) of the Company Disclosure Schedules or Section 10.12(b) of the SPAC Disclosure Schedules shall have any personal Liability or obligations regarding such knowledge.

Section 10.13 No Recourse. Except for claims pursuant to any Ancillary Document by any party(ies) thereto against any Non-Party Affiliate, and then solely with respect to claims against the Non-Party Affiliates that are party to the applicable Ancillary Document, each Party agrees on behalf of itself and on behalf of the Company Non-Party Affiliates, in the case of the Company, and the SPAC Non-Party Affiliates, in the case of SPAC, that (a) this Agreement may only be enforced against, and any action for breach of this Agreement may only be made against, the Parties, and no claims of any nature whatsoever arising under or relating to this Agreement, the negotiation hereof or its subject matter, or the Transactions shall be asserted against any Non-Party Affiliate, and (b) none of the Non-Party Affiliates shall have any Liability arising out of or relating to this Agreement, the negotiation hereof or its subject matter, or the Transactions, including with respect to any claim (whether in tort, contract or otherwise) for breach of this Agreement or in respect of any written or oral representations made or alleged to be made in connection herewith, as expressly provided herein, or for any actual or alleged inaccuracies, misstatements or omissions with respect to any information or materials of any kind furnished by the Company, SPAC or any Non-Party Affiliate concerning any Group Company, any SPAC Party, this Agreement or the Transactions.

Section 10.14 Extension; Waiver. At any time prior to the Closing, the Company may (a) extend the time for the performance of any of the obligations or other acts of the SPAC Parties set forth herein, (b) waive any inaccuracies in the representations and warranties of the SPAC Parties set forth herein or (c) waive compliance by the SPAC Parties with any of the agreements or conditions set forth herein. At any time prior to the Closing, SPAC, may (i) extend the time for the performance of any of the obligations or other acts of the Company set forth herein, (ii) waive any inaccuracies in the representations and warranties of the Company set forth herein or (iii) waive compliance by the Company with any of the agreements or conditions set forth herein. Any agreement on the part of any such Party to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such Party. Any waiver of any term or condition shall not be construed as a waiver of any subsequent breach or a subsequent waiver of the same term or condition, or a waiver of any other term or condition of this Agreement. The failure of any Party to assert any of its rights hereunder shall not constitute a waiver of such rights.

Section 10.15 Waiver of Jury Trial. THE PARTIES EACH HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY RIGHT TO TRIAL BY JURY OF ANY PROCEEDING, CLAIM, DEMAND, ACTION, OR CAUSE OF ACTION (A) ARISING UNDER THIS AGREEMENT OR UNDER ANY ANCILLARY DOCUMENT OR (B) IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE DEALINGS OF THE PARTIES IN RESPECT OF THIS AGREEMENT OR ANY ANCILLARY DOCUMENT OR ANY OF THE TRANSACTIONS RELATED HERETO OR THERETO OR ANY FINANCING IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED HEREBY OR ANY OF THE TRANSACTIONS CONTEMPLATED THEREBY, IN EACH CASE, WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER IN CONTRACT, TORT, EQUITY, OR OTHERWISE. THE PARTIES EACH HEREBY AGREES AND CONSENTS THAT ANY SUCH PROCEEDING, CLAIM, DEMAND, ACTION OR CAUSE OF ACTION SHALL BE DECIDED BY COURT TRIAL WITHOUT A JURY AND THAT THE PARTIES MAY FILE AN ORIGINAL COUNTERPART OF A COPY OF THIS AGREEMENT WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE PARTIES HERETO TO THE WAIVER OF THEIR RIGHT TO TRIAL BY JURY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY AND (D) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.15.

Section 10.16 Submission to Jurisdiction. Each of the Parties irrevocably and unconditionally submits to the exclusive jurisdiction of the Chancery Court of the State of Delaware (or, if the Chancery Court of the State of Delaware declines to accept jurisdiction, any state or federal court within the State of Delaware), for the purposes of any Proceeding, claim, demand, action or cause of action (a) arising under this Agreement or under any Ancillary Document or (b) in any way connected with or related or incidental to the dealings of the Parties in respect of this Agreement or any Ancillary Document or any of the Transactions, and irrevocably and unconditionally waives any objection to the laying of venue of any such Proceeding in any such court, and further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such Proceeding has been brought in an inconvenient forum. Each Party hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any Proceeding claim, demand, action or cause of action against such Party (i) arising under this Agreement or under any Ancillary Document or (ii) in any way connected with or related or incidental to the dealings of the Parties in respect of this Agreement or any Ancillary Document or any of the Transactions, (A) any claim that such Party is not personally subject to the jurisdiction of the courts as described in this Section 10.16 for any reason, (B) that such Party or such Party’s property is exempt or immune from the jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (C) that (x) the Proceeding, claim, demand, action or cause of action in any such court is brought against such Party in an inconvenient forum, (y) the venue of such Proceeding, claim, demand, action or cause of action against such Party is improper or (z) this Agreement, or the subject matter hereof, may not be enforced against such Party in or by such courts. Each Party agrees that service of any process, summons, notice or document by registered mail to such party’s respective address set forth in Section 10.4 shall be effective service of process for any such Proceeding, claim, demand, action or cause of action.

Section 10.17 Remedies. Except as otherwise expressly provided herein, any and all remedies provided herein will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by Law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy. The Parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the Parties do not perform their respective obligations under the provisions of this Agreement (including failing to take such actions as are required of them hereunder to consummate the Transactions) in accordance with their specific terms or otherwise breach such provisions. It is accordingly agreed that the Parties shall be entitled to seek an injunction or injunctions, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, in each case, without posting a bond or undertaking and without proof of damages and this being in addition to any other remedy to which they are entitled at law or in equity. Each of the Parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief when expressly available pursuant to the terms of this Agreement on the basis that the other parties have an adequate remedy at law or an award of specific performance is not an appropriate remedy for any reason at law or equity.

Section 10.18 Trust Account Waiver. Reference is made to the final prospectus of SPAC, filed with the SEC (File Nos. 333-249274 and 333-249575) on October 23, 2020 (the “Prospectus”). The Company acknowledges and agrees and understands that SPAC has established a trust account (the “Trust Account”) containing the proceeds of its initial public offering (the “IPO”) and from certain private placements occurring simultaneously with the IPO (including interest accrued from time to time thereon) for the benefit of SPAC’s public shareholders (including overallotment shares acquired by SPAC’s underwriters, the “Public Shareholders”), and

SPAC may disburse monies from the Trust Account only in the express circumstances described in the Prospectus. For and in consideration of SPAC entering into this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Company hereby agrees on behalf of itself and its Representatives that, notwithstanding the foregoing or anything to the contrary in this Agreement, none of the Company or any of its Representatives does now or shall at any time hereafter have any right, title, interest or claim of any kind in or to any monies in the Trust Account or distributions therefrom, or make any claim against the Trust Account (including any distributions therefrom), regardless of whether such claim arises as a result of, in connection with or relating in any way to, this Agreement or any proposed or actual business relationship between SPAC or any of its Representatives, on the one hand, and, the Company or any of its Representatives, on the other hand, or any other matter, and regardless of whether such claim arises based on contract, tort, equity or any other theory of legal liability (any and all such claims are collectively referred to hereafter as the “Trust Account Released Claims”). The Company, on its own behalf and on behalf of its Representatives, hereby irrevocably waives any Trust Account Released Claims that it or any of its Representatives may have against the Trust Account (including any distributions therefrom) now or in the future as a result of, or arising out of, any negotiations, or Contracts with SPAC or its Representatives and will not seek recourse against the Trust Account (including any distributions therefrom) for any reason whatsoever (including for an alleged breach of any agreement with SPAC or its Affiliates). Notwithstanding the foregoing, nothing herein shall limit or prohibit the Company’s right to pursue a claim against SPAC pursuant to this Agreement for legal relief or for Fraud against monies or other assets of SPAC held outside the Trust Account (other than distribution therefrom directly or indirectly to SPAC’s public stockholders), or for specific performance or other equitable relief in connection with the Transactions.

* * * * *

IN WITNESS WHEREOF, each of the Parties has caused this Transaction Agreement to be duly executed on its behalf as of the day and year first above written.

DPCM CAPITAL, INC.

By:	/s/ Emil Michael
Name:	Emil Michael
Title:	Chief Executive Officer

D-WAVE QUANTUM INC.

By:	/s/ Emil Michael
Name:	Emil Michael
Title:	President

DWSI HOLDINGS INC.

By:	/s/ Emil Michael
Name:	Emil Michael
Title:	President

DWSI CANADA HOLDINGS ULC

By:	/s/ Emil Michael
Name:	Emil Michael
Title:	President

D-WAVE QUANTUM TECHNOLOGIES INC.

By:	/s/ Emil Michael
Name:	Emil Michael
Title:	President

[Signature Page to Transaction Agreement]

D-WAVE SYSTEMS INC.

By:	/s/ Alan Baratz
Name:	Alan Baratz
Title:	CEO

[Signature Page to Transaction Agreement]

Exhibit 10.1

PLAN OF ARRANGEMENT

Under Section 288 of the Business Corporations Act (British Columbia)

concerning

D-Wave Systems Inc.

ARTICLE 1

INTERPRETATION

1.1	Definitions

For the purposes of this Plan of Arrangement, the following have the respective meanings set forth below:

“Affected Person” has the meaning set forth in Section 4.5(a);

“Affiliate” means, with respect to any Person, any other Person who directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person. The term “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise, and the terms “controlled” and “controlling” have meanings correlative thereto;

“Arrangement” means an arrangement under Part 9, Division 5 of the BCBCA on the terms and subject to the conditions set forth in this Plan of Arrangement, subject to any amendments or variations to this Plan of Arrangement made in accordance with the terms of the Transaction Agreement and this Plan of Arrangement or made at the direction of the Court in accordance with the Final Order with the prior written consent of SPAC and the Company, each such consent not to be unreasonably withheld, conditioned or delayed;

“Arrangement Effective Time” means the time immediately following the consummation of the Merger.

“BCBCA” means the Business Corporations Act (British Columbia);

“Broker” has the meaning set forth in Section 4.5(b)(i);

“Business Day” means a day, other than a Saturday or Sunday, on which commercial banks in New York, New York, Wilmington, Delaware and Vancouver, British Columbia are open for the general transaction of business;

“CallCo” means DWSI Canada Holdings ULC, a British Columbia unlimited liability company and a direct, wholly-owned subsidiary of NewCo;

“Code” means the U.S. Internal Revenue Code of 1986, as amended;

“Company” means D-Wave Systems Inc., a company existing under the BCBCA;

“Company Arrangement Resolution” means a special resolution of the Company Shareholders in respect of the Arrangement to be considered at the Company Shareholders Meeting, in substantially the form attached to the Transaction Agreement as Exhibit D;

“Company Common Shares” means the common shares in the capital of the Company;

“Company Equity Plan” has the meaning set forth in the Transaction Agreement;

“Company Fully Diluted Shares” means the sum of (without duplication) (a) the aggregate number of Company Common Shares issued and outstanding immediately prior to the Effective Time determined on an as converted to Company Common Share basis (including, for the avoidance of doubt, the number of Company Common Shares issuable upon conversion of the Company Preferred Shares, other than the Class B3 Preferred Shares, based on the then applicable conversion ratio or conversion price thereof), (b) the aggregate number of Company Common Shares issuable upon exercise of all Company Options, whether vested or unvested, and (c) the aggregate number of Company Common Shares issuable upon the exercise of all Company Warrants, whether vested or unvested;

“Company Information Circular” has the meaning set forth in the Transaction Agreement;

“Company Option” means, as of any determination time, each option to purchase Company Common Shares granted under the Company Equity Plan that is outstanding and unexercised, whether vested or unvested;

“Company Preferred Shares” means the Class A Preferred Shares, Class B1 Preferred Shares, Class B2 Preferred Shares and Class B3 Preferred Shares in the capital of the Company;

“Company Securityholders” means Holders of Company Shares, Company Options and Company Warrants;

“Company Shareholders” means Holders of Company Shares as of any determination time prior to the Arrangement Effective Time;

“Company Shareholders Meeting” has the meaning set forth in the Transaction Agreement;

“Company Shares” means, collectively, the Company Preferred Shares and the Company Common Shares;

“Company Warrants” means, as of any determination time, each warrant to purchase Company Shares that is outstanding and unexercised, whether vested or unvested;

“Consideration” has the meaning set forth in the Transaction Agreement;

“Consideration Shares” means NewCo Common Shares and the Exchangeable Shares;

“Court” means the Supreme Court of British Columbia;

“Depositary” means a bank or trust company selected by SPAC in its reasonable discretion and reasonably acceptable to the Company, which Depositary will perform the duties described in a depositary agreement in form and substance reasonably acceptable to the parties;

“Dissent Rights” has the meaning set forth in Section 5.1;

“Dissenting Shareholder” means any registered Company Shareholder as of the record date for the Company Shareholders Meeting who has properly exercised its Dissent Rights and has not withdrawn or been deemed to have withdrawn such Dissent Rights and who is ultimately determined to be entitled to be paid the fair value of its Company Shares;

“Effective Date” means the effective date of the Arrangement, being the date as the Company and ExchangeCo agree in writing;

“Effective Time” has the meaning set forth in the Transaction Agreement;

“Electing Company Shares” has the meaning set forth in Section 3.1(f);

“Election Deadline” 5:00 p.m. (Vancouver time) on the date of the Company Shareholders Meeting;

“Eligible Holder” means a Company Shareholder that is: (a) a resident of Canada for purposes of the Tax Act and not exempt from tax under Part I of the Tax Act; (b) a partnership, any member of which is a resident of Canada for purposes of the Tax Act and not exempt from tax under Part I of the Tax Act; or (c) Public Sector Pension Investment Board;

“Exchangeable Share Proration Factor” means the fraction, rounded to six decimal places, the numerator of which is the Maximum Number of Electing Shares and the denominator of which is the Total Elected Exchangeable Share Consideration;

“Exchangeable Share Provisions” means the rights, privileges, restrictions and conditions attaching to the Exchangeable Shares, which rights, privileges, restrictions and conditions shall be consistent with the terms set out in the Exchangeable Share Term Sheet, as the same may be amended, supplemented or otherwise modified from time to time in accordance with the terms thereof;

“Exchangeable Share Support Agreement” means an agreement to be made among NewCo, CallCo and ExchangeCo on the Effective Date and in connection with this Plan of Arrangement consistent with the terms set out in the Exchangeable Share Term Sheet, as the same may be amended, supplemented or otherwise modified from time to time in accordance with the terms thereof;

“Exchangeable Share Term Sheet” means the term sheet summarizing the rights, privileges, restrictions and conditions attaching to the Exchangeable Shares as set forth in Exhibit F to the Transaction Agreement;

“Exchangeable Shares” means the exchangeable shares in the capital of ExchangeCo;

“ExchangeCo” means D-Wave Quantum Technologies Inc., a British Columbia corporation and a direct, wholly-owned subsidiary of CallCo;

“ExchangeCo Common Shares” means the shares of ExchangeCo’s non-par value common stock;

“Final Order” means the final order of the Court, pursuant to Section 291 of the BCBCA, in a form acceptable to the Company and SPAC, each acting reasonably, approving the Arrangement, as such order may be amended by the Court, provided that any such amendment is reasonably acceptable to each of the Company and SPAC, or with the consent of both the Company and SPAC, each such consent not to be unreasonably withheld, conditioned or delayed, at any time prior to the Arrangement Effective Time or, if appealed, then, unless such appeal is withdrawn, abandoned or denied, as affirmed or as amended, on appeal, provided that any such amendment is acceptable to each of both the Company and SPAC, each acting reasonably;

“Governmental Entity” means any United States, Canadian, international or other (a) federal, state, provincial, local, municipal or other government entity, (b) governmental or quasi-governmental entity of any nature (including any governmental agency, branch, department, official, or entity and any court or other tribunal) or (c) body exercising or entitled to exercise any administrative, executive, judicial, legislative, police, regulatory, or taxing authority or power of any nature, including any arbitrator or arbitral tribunal (public or private);

“Holders” means (a) when used with reference to the Company Shares, the holders thereof shown from time to time in the central securities registers of the Company and, where the context so provides, includes joint holders of such Company Shares, (b) when used with reference to the Company Options, the holders thereof shown from time to time in the register maintained by or on behalf of the Company in respect of Company Options, and (c) when used with reference to the Company Warrants, the holders thereof shown from time to time in the register maintained by or on behalf of the Company in respect of Company Warrants;

“Interim Order” means the interim order of the Court as contemplated by Section 4.1(a) of the Transaction Agreement and made pursuant to Section 291 of the BCBCA, in a form acceptable to the Company and SPAC, each acting reasonably, providing for, among other things, the calling and holding of the Company Shareholders Meeting, as the same may be amended by the Court or with the consent of SPAC and the Company, such consent not to be unreasonably withheld, conditioned or delayed, provided that any such amendment is reasonably acceptable to each of the Company and SPAC;

“Law” means any federal, state, local, provincial, foreign, national or supranational statute, law (including common law), act, statute, ordinance, treaty, rule, code, regulation or other binding directive or guidance issued, promulgated or enforced by a Governmental Entity having jurisdiction over a given matter;

“Lien” has the meaning set forth in the Transaction Agreement except that the definition shall not include the voting, transfer and similar restrictions on the Company Shares as set out in the Shareholder Agreements.

“Letter of Transmittal and Election Form” means the letter of transmittal and election form(s) for use by registered Company Shareholders, in the form accompanying the Company Information Circular (which shall be reasonably acceptable to ExchangeCo) or in any other form reasonably acceptable to ExchangeCo and the Company, providing for the Company Shareholder’s election with respect to the Consideration and which shall specify that delivery shall be effected, and risk of loss and title to the share certificates representing the applicable Company Shares shall pass, only upon proper delivery of such share certificates (or effective affidavits of loss in lieu thereof) to the Depositary and which shall be in such form and have such other customary provisions as the Company may specify (which shall be reasonably acceptable to ExchangeCo);

“Maximum Number of Electing Shares” means, as of immediately following the Transactions, the number equal to (a) the sum of (i) the aggregate number of NewCo Common Shares issued and outstanding, plus (ii) the aggregate number of NewCo Common Shares issuable upon the exercise of all NewCo Warrants, whether vested or unvested, plus (iii) the maximum issuable aggregate number of Exchangeable Shares assuming that Section 3.4 does not apply, plus (iv) the aggregate number of NewCo Common Shares issuable upon the exercise or conversion of any other securities, multiplied by (b) 19.9%;

“Maximum Number of PSP NewCo Common Shares” means the number of NewCo Common Shares (including the NewCo Common Shares held by Public Sector Pension Investment Board as a result of the Merger) to which are attached 29.9% of the votes that may be cast to elect or remove the directors of NewCo;

“Merger” has the meaning set forth in the Transaction Agreement.

“NewCo” means D-Wave Quantum Inc., a Delaware corporation and a direct, wholly-owned subsidiary of SPAC.

“NewCo Common Shares” means the shares of NewCo’s common stock, par value $0.01 per share.

“NewCo Common Share Adjustment Factor” means a number, rounded to six decimal places, equal to one minus the Exchangeable Share Proration Factor.

“Non-Electing Company Shares” has the meaning set forth in Section 3.1(d).

“Other Withholding Agent” has the meaning set forth in Section 4.5(a).

“Per Share Consideration” means the number of applicable Consideration Shares equal to (a) the Consideration divided by (b) the number of Company Fully Diluted Shares; provided that with respect to the Class B3 Preferred Shares in the capital of the Company, “Per Share Consideration” means zero Consideration Shares.

“Person” means an individual, partnership, corporation, limited liability company, joint stock company, unincorporated organization or association, trust, joint venture or other similar entity, whether or not a legal entity;

“Plan of Arrangement”, “hereof”, “herein”, “hereunder”, and similar expressions refer to this Plan of Arrangement and not to any particular Article, Section or other portion hereof and includes any agreement or instrument supplementary or ancillary hereto;

“Public Sector Pension Investment Board” means Public Sector Pension Investment Board and its controlled affiliates;

“Shareholder Agreements” has the meaning set forth in the Transaction Agreement;

“SPAC” means DPCM Capital, Inc., a Delaware corporation;

“SPAC Class B Shares” means the shares of SPAC’s Class B common stock, par value $0.0001 per share;

“Subsidiary” means, with respect to any Person, any corporation, limited liability company, partnership or other legal entity of which (a) if a corporation, a majority of the total voting power of shares entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of such Person or a combination thereof, or (b) if a limited liability company, partnership, association or other business entity (other than a corporation), a majority of the partnership or other similar ownership interests thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more Subsidiaries of such Person or a combination thereof and for this purpose, a Person or Persons own a majority ownership interest in such a business entity (other than a corporation) if such Person or Persons shall be allocated a majority of such business entity’s gains or losses or shall be a, or control any, managing director or general partner of such business entity (other than a corporation). The term “Subsidiary” shall include all Subsidiaries of such Subsidiary;

“Tax” has the meaning set forth in the Transaction Agreement;

“Tax Act” means the Income Tax Act (Canada) and the regulations promulgated thereunder;

“Total Elected Exchangeable Share Consideration” has the meaning set forth in Section 3.4(b);

“Transaction Agreement” means the Transaction Agreement dated February 7, 2022 by and among SPAC, DWSI Holdings Inc., the Company, CallCo, ExchangeCo and NewCo as the same may be amended, modified or supplemented from time to time in accordance therewith, prior to the Effective Time, providing for, among other things, the Arrangement;

“Transactions” has the meaning set forth in the Transaction Agreement;

“Trustee” means a trustee to be mutually chosen by NewCo and the Company, acting reasonably, to act as trustee under the Voting and Exchange Trust Agreement and any successor trustee appointed under the Voting and Exchange Trust Agreement;

“Voting and Exchange Trust Agreement” means an agreement to be made between NewCo, ExchangeCo, CallCo and the Trustee in connection with this Plan of Arrangement; and

“Withholding Obligation” has the meaning set forth in Section 4.5(a).

1.2	Headings and References

The division of this Plan of Arrangement into Articles and sections and the insertion of headings are for convenience of reference only and do not affect the construction or interpretation of this Plan of Arrangement. Unless otherwise specified, references to Articles and sections are to Articles and sections of this Plan of Arrangement.

1.3	Time Periods

Unless otherwise specified, time periods within, or following, which any payment is to be made, or act is to be done, shall be calculated by excluding the day on which the period commences and including the day on which the period ends and by extending the period to the next Business Day following if the last day of the period is not a Business Day.

1.4	Currency

All sums of money which are referred to in this Plan of Arrangement are expressed in the lawful currency of the United States unless otherwise specified.

1.5	Time

Unless otherwise indicated, all times expressed herein or in any Letter of Transmittal and Election Form are to local time, Vancouver, British Columbia.

1.6	Construction

In this Plan of Arrangement:

(a)	the context otherwise requires, words importing the singular include the plural and vice versa and words denoting any gender include all genders;

(b)	the word “including” or “includes” shall mean “including (or includes) without limitation”; and

(c)

reference to a statute includes all rules and regulations made pursuant to such statute and, unless otherwise specified, the provisions of any statute or regulation or rule which amends, supplements or supersedes any such statute or any such regulation or rule.

1.7	Governing Law

This Plan of Arrangement shall be governed by and construed in accordance with the BCBCA, and the Laws of the Province of British Columbia and other federal Laws of Canada applicable therein.

ARTICLE 2

PURPOSE AND EFFECT OF THE PLAN OF ARRANGEMENT

2.1	Plan of Arrangement

This Plan of Arrangement is made pursuant to, is subject to the provisions of and forms part of, the Transaction Agreement, except in respect of the sequence of the steps comprising the Arrangement, which shall occur in the order set out herein.

2.2	Effectiveness

This Plan of Arrangement and the Arrangement will become effective, and will be binding, at and after the times referred to in Section 3.1 on: (a) the Company, (b) SPAC, (c) ExchangeCo, (d) CallCo, (e) NewCo, (f) all Company Securityholders (including Dissenting Shareholders), (g) all holders of Exchangeable Shares, (h) the Depositary, (i) the Trustee and (j) all other Persons, in each case without any further authorization, act or formality on the part of the Court or any Person from and after the Arrangement Effective Time.

ARTICLE 3

THE ARRANGEMENT

3.1	Arrangement

Commencing immediately following the Arrangement Effective Time, pursuant to the Arrangement, the following transactions shall occur and shall be deemed to occur in the order in which they appear without any further act or formality, effective as at five (5) minute intervals (in each case, unless otherwise specified) starting at the Arrangement Effective Time:

(a)

Cancellation of Other Securities. All securities of the Company, other than the Company Shares, the Company Options and the Company Warrants, shall be and be deemed to have been surrendered to the Company and terminated and cancelled by the Company on a basis that does not entitle the holders thereof to any consideration and, thereafter, neither the holders of any such security nor the Company will have any rights, liabilities or other obligations in respect thereof.

(b)

Amendment of Company Equity Plan. The Company Equity Plan be amended to clarify that the term “merger” as it is used in Section 13.5(b) of the Company Equity Plan means “the acquisition or establishment, direct or indirect, by one or more persons, whether by purchase or lease of shares or assets, by amalgamation, arrangement or by combination or otherwise, of control over or significant interest in the whole or a part of a business of a competitor, supplier, customer or other person”. This amendment allows existing options to be exercisable for shares of NewCo.

(c)

Dissenting Shareholders. The outstanding Company Shares held by Dissenting Shareholders shall be deemed to be transferred by the Holders thereof to CallCo without any further authorization, act or formality by such Holders, in consideration for the right to receive an amount determined and payable in accordance with Article 5, and

(i)

such Dissenting Shareholders shall cease to be the holders of such Company Shares and to have any rights as holders of such Company Shares other than the right to be paid fair value by CallCo for such Company Shares as set out in Article 5;

(ii)	the names of such Dissenting Shareholders will be removed from the central securities registers of Company Shares; and

(iii)

CallCo shall be deemed to be the legal and beneficial owner of such Company Shares so transferred, free and clear of all Liens and shall be recorded as the registered Holder thereof on the register of holders of Company Shares, as applicable.

(d)

Non-Electing Company Shares. Subject to Section 3.3, Section 3.4 and Section 3.6, each outstanding Company Share, other than Company Shares held by (A) Dissenting Shareholders described in Section 3.1(c), and (B) Holders who have submitted a Letter of Transmittal and Election Form in accordance with Section 3.2 with respect to such Company Shares (collectively, the “Non-Electing Company Shares”) will be transferred by the Holders thereof to CallCo without any further authorization, act or formality by such Holders, in exchange for Per Share Consideration in the form of NewCo Common Shares, and

(i)

the Holders of such Non-Electing Company Shares shall cease to be the holders of such Non-Electing Company Shares and to have any rights as holders of such Non-Electing Company Shares other than the right to receive Per Share Consideration in the form of NewCo Common Shares in accordance with this Plan of Arrangement;

(ii)	the names of such Holders will be removed from the central securities registers for the Non-Electing Company Shares; and

(iii)

CallCo shall be deemed to be the legal and beneficial owner of such Non-Electing Company Shares so transferred, free and clear of all Liens, and shall be recorded as the registered Holder thereof on the central securities registers for the Non-Electing Company Shares.

(e)

CallCo’s Company Shares. Each outstanding Company Share held by CallCo pursuant to Section 3.1(c) and Section 3.1(d), and any other Company Share held by CallCo for any other reason, will be transferred by CallCo to ExchangeCo without any further authorization, act or formality by CallCo, in exchange for the issuance of ExchangeCo Common Shares to CallCo, and

(i)

CallCo shall cease to be the holder of such Company Shares and to have any rights as holder of such Company Shares other than the right to receive ExchangeCo Common Shares in accordance with this Plan of Arrangement;

(ii)	CallCo’s name will be removed from the central securities registers for the Company Shares; and

(iii)

ExchangeCo shall be deemed to be the legal and beneficial owner of such Company Shares so transferred, free and clear of all Liens, and shall be recorded as the registered Holder thereof on the central securities registers for the Company Shares.

(f)

Electing Company Shares. Subject to Section 3.3, Section 3.4 and Section 3.6, each outstanding Company Share held by Holders who have submitted a Letter of Transmittal and Election Form in accordance with Section 3.2 with respect to such Company Shares (collectively, the “Electing Company Shares”) will be transferred by the Holders thereof to ExchangeCo without any further authorization, act or formality by such Holders, in exchange for Per Share Consideration in the form of Exchangeable Shares, and

(i)

the Holders of such Electing Company Shares shall cease to be the holders of such Electing Company Shares and to have any rights as holders of such Electing Company Shares other than the right to receive Per Share Consideration in the form of Exchangeable Shares in accordance with this Plan of Arrangement;

(ii)	the names of such Holders will be removed from the central securities registers for the Company Shares; and

(iii)

ExchangeCo shall be deemed to be the legal and beneficial owner of such Electing Company Shares so transferred, free and clear of all Liens, and shall be recorded as the registered Holder thereof on the central securities registers for the Company Shares, such that following the transactions contemplated by Section 3.1(c), Section 3.1(d), Section 3.1(e) and this Section 3.1(f), ExchangeCo shall be the legal and beneficial owner of 100% of the Company Shares;

(g)

Documents in Support of Exchangeable Share Structure. Contemporaneously with the step contemplated in Section 3.1(f), (i) NewCo, ExchangeCo and CallCo shall execute the Exchangeable Share Support Agreement, (ii) NewCo, ExchangeCo, CallCo and the Trustee shall execute the Voting and Exchange Trust Agreement, and (iii) NewCo, all holders of SPAC Class B Shares and all Company Shareholders shall be deemed to be parties to the Registration Rights and Lock-Up Agreement as if they had executed such agreement.

(h)

Termination of the Shareholder Agreements. The Shareholder Agreements shall be deemed to be terminated without any further act or formality on the part of the Company Shareholders and each Company Shareholder will be deemed to have irrevocably and unconditionally released and discharged the Company and its Subsidiaries from any and all claims which such Company Shareholder has now, or may have in the future, against the Company or any of its Subsidiaries, relating to or arising out of the Shareholder Agreements existing up to an including the Arrangement Effective Time, other than any rights under the Transaction Agreement or this Plan or Arrangement, all provided that Section 4.3 of the Shareholder Agreement between the Company and certain of its shareholders dated April 14, 2020, as amended will continue to survive in accordance with Section 9.4 of that agreement.

3.2	Consideration Elections

With respect to the transfer and assignment of Company Shares pursuant to Section 3.1(f):

(a)

subject to Section 3.3 and Section 3.4, each Company Shareholder who is an Eligible Holder who is entitled to receive Consideration Shares under this Plan of Arrangement in the form of NewCo Common Shares is entitled to elect to receive such Consideration Shares instead in the form of Exchangeable Shares;

(b)

the election provided for in Section 3.2(a) shall be made by a Company Shareholder who is an Eligible Holder by depositing with the Depositary, prior to the Election Deadline, a duly completed Letter of Transmittal and Election Form indicating such Company Shareholder’s election, together with certificates (if any) representing such Company Shareholder’s Electing Company Shares;

(c)	any Letter of Transmittal and Election Form, once deposited with the Depositary, shall be irrevocable and may not be withdrawn by a Company Shareholder; and

(d)

any Company Shareholder who does not deposit with the Depositary a duly completed Letter of Transmittal and Election Form together with certificates (if any) representing the Electing Company Shares prior to the Election Deadline, or otherwise fails to comply with the requirements of this Section 3.2 or of the Letter of Transmittal and Election Form, shall be deemed to have elected to receive NewCo Common Shares.

3.3	Public Sector Pension Investment Board

Notwithstanding any provision herein to the contrary, each outstanding Company Share held by Public Sector Pension Investment Board shall be deemed to be a Non-Electing Company Share pursuant to Section 3.1(d), provided, the maximum aggregate number of NewCo Common Shares to be held by Public Sector Pension Investment Board immediately following the transactions in Section 3.1(d) shall equal the Maximum Number of PSP NewCo Common Shares and the remainder of the Consideration payable to Public Sector Pension Investment Board shall be satisfied in Exchangeable Shares in accordance with Section 3.1(f).

3.4	Exchangeable Share Proration

Notwithstanding any provision herein to the contrary:

(a)

the maximum aggregate number of Exchangeable Shares to be issued to the Holders of Electing Company Shares pursuant to Section 3.1(f) (other than Public Sector Pension Investment Board) shall equal the Maximum Number of Electing Shares; and

(b)

in the event that the aggregate number of Exchangeable Shares that would otherwise be payable to Holders of Electing Company Shares pursuant Section 3.1(f) (other than Public Sector Pension Investment Board) but for the application of this Section 3.4 (the “Total Elected Exchangeable Share Consideration”) exceeds the Maximum Number of Electing Shares, then:

(i)

the number of Exchangeable Shares issuable in respect of each Company Share transferred to ExchangeCo by Holders of Electing Company Shares (other than Public Sector Pension Investment Board) pursuant to Section 3.1(f) shall be determined by multiplying the Per Share Consideration by the Exchangeable Share Proration Factor; and

(ii)

the balance of the Per Share Consideration issuable in respect of each Company Share transferred to ExchangeCo by Holders of Electing Company Shares (other than Public Sector Pension Investor Board) pursuant to Section 3.1(f) shall be satisfied in NewCo Common Shares, the number of which shall be determined by multiplying the Per Share Consideration by the NewCo Common Share Adjustment Factor.

3.5	Tax Election

Each beneficial owner of Company Shares who is an Eligible Holder (other than an Eligible Holder described in paragraph (c) of the definition of Eligible Holder), and who has validly elected (or for whom the registered holder has validly elected on such beneficial owner’s behalf) to receive Exchangeable Shares shall be entitled to make an income tax election pursuant to subsection 85(1) of the Tax Act, or subsection 85(2) of the Tax Act if such beneficial owner is a partnership (and in each case, where applicable, the analogous provisions of provincial income tax Law), with respect to the transfer of its Company Shares to ExchangeCo and the receipt of Consideration in respect thereof by providing two signed copies of the necessary prescribed election form(s) (or equivalent information through an alternative document or platform, at ExchangeCo’s discretion) to the Depositary within sixty (60) days following the Effective Date, duly completed with the details of the number of Company Shares transferred and the applicable agreed amounts for the purposes of such elections. Thereafter, subject to the election forms being correct and complete and complying with the provisions of the Tax Act (and applicable provincial income tax Law), the forms will be signed by ExchangeCo and returned to such former beneficial owner of Company Shares within sixty (60) days after the receipt thereof by the Depositary for filing with the Canada Revenue Agency (or the applicable provincial taxing authority) by such former beneficial owner. ExchangeCo will not be responsible for the proper completion of any election form and, except for ExchangeCo’s obligation to return (within sixty (60) days after the receipt thereof by the Depositary) duly completed election forms which are received by the Depositary within sixty (60) days of the Effective Date, ExchangeCo will not be responsible for any taxes, interest or penalties resulting from the failure by a former beneficial owner of Company Shares to properly complete or file the election forms in the form and manner and within the time prescribed by the Tax Act (or any applicable provincial legislation).

3.6	No Fractional Shares

No fractional Consideration Shares or ExchangeCo Common Shares, or certificates or scrip representing fractional Consideration Shares or ExchangeCo Common Shares, will be issued to Company Shareholders or CallCo (as applicable), and such fractional share interests will not entitle the owner thereof to the rights of a stockholder of NewCo or shareholder of ExchangeCo, as applicable. Any fractional Consideration Shares or ExchangeCo Common Shares to be issued in connection with the Arrangement will be rounded down to the nearest whole number of Consideration Shares or ExchangeCo Common Shares, and no payment or other adjustment shall be made with respect to the fractional interest so disregarded.

3.7	Company Warrants

For greater clarity, all Company Warrants will continue to exist and shall be exercisable for Newco Common Shares in accordance with their terms.

ARTICLE 4

EXCHANGE OF CERTIFICATES AND DELIVERY OF CONSIDERATION

4.1	Delivery of Consideration

(a)

At or prior to the Arrangement Effective Time, CallCo or ExchangeCo shall deposit or cause to be deposited with the Depositary, for the benefit of each Company Shareholder (other than the Dissenting Shareholders in respect of their applicable Company Shares), NewCo Common Shares and Exchangeable Shares to which each such Company Shareholder is entitled pursuant to Section 3.1(d) and Section 3.1(f), as applicable, upon the transfer of the Company Shares in accordance with those Sections, which NewCo Common Shares and Exchangeable Shares shall be held by the Depositary, following the Arrangement Effective Time, as agent and nominee for such former Company Shareholders for distribution to such former holders in accordance with the provisions of this Article 4.

(b)

Upon surrender by a Company Shareholder (other than a Dissenting Shareholder) to the Depositary of a certificate which immediately prior to the Arrangement Effective Time represented one or more Company Shares, together with a duly completed and executed Letter of Transmittal and Election Form and any other documents reasonably requested by NewCo, CallCo, ExchangeCo or the Depositary, the registered Holder of such surrendered certificate(s) of Company Shares shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such Company Shareholder, as soon as practicable after the Arrangement Effective Time, the Consideration Shares that such Company Shareholder has the right to receive pursuant to Section 3.1(d) or Section 3.1(f), less any amounts withheld pursuant to Section 4.5, and any certificate of Company Shares so surrendered shall forthwith be cancelled.

(c)

Until surrendered for cancellation as contemplated by this Section 4.1, each certificate that immediately prior to the Arrangement Effective Time represented one or more Company Shares (other than Company Shares held by NewCo, CallCo, ExchangeCo or any of their respective Subsidiaries) shall be deemed at all times after the Arrangement Effective Time to represent only the right to receive upon such surrender the Consideration Shares that the holder of such certificate is entitled to receive in the manner contemplated by this Section 4.1, less any amounts withheld pursuant to Section 4.5.

(d)

In the event of the surrender of a certificate of Company Shares that is not registered in the transfer records of the Company under the name of the Person surrendering such certificate, the Consideration to which the registered Holder is entitled pursuant to Section 3.1 shall be paid to such a transferee if such certificate is presented to the Depositary and such certificate is duly endorsed or is accompanied by all documents required to evidence and effect such transfer and to evidence to the satisfaction of NewCo that (i) any applicable stock transfer Taxes or any other Taxes required by reason of such payments being made in a name other than the registered Holder have been paid or (ii) no such Taxes are payable.

(e)

Any portion of the Consideration Shares deposited with the Depositary that remains unclaimed by the Holders and other eligible Persons in accordance with this Article 4 following one year after the Arrangement Effective Time shall be delivered to NewCo, and any Holder who has not previously complied with this Article 4 shall thereafter look only to ExchangeCo, CallCo and NewCo for, and, subject to Section 4.4, ExchangeCo, CallCo and NewCo shall remain liable for, satisfaction of such Holder’s claim for payment under this Section 4.1.

4.2	Distributions with respect to Unsurrendered Certificates

(a)

No dividends or other distributions declared or made after the Arrangement Effective Time with respect to Company Shares with a record date after the Arrangement Effective Time shall be delivered to the Holder of any unsurrendered certificate which immediately prior to the Arrangement Effective Time represented outstanding Company Shares that were transferred pursuant to Section 3.1.

(b)

No dividends or other distributions declared or made after the Arrangement Effective Time with respect to NewCo Common Shares or Exchangeable Shares with a record date after the Arrangement Effective Time shall be delivered to the holder of any unsurrendered certificate that, immediately prior to the Arrangement Effective Time, represented outstanding Company Shares that were transferred pursuant to Section 3.1 unless and until the holder of such certificate shall have complied with the provisions of Section 4.1 or Section 4.3. Subject to applicable Law and to Section 4.5, at the time of such compliance, there shall, in addition to the delivery of Consideration to which such holder is thereby entitled, be delivered to such holder, without interest, the amount of the dividend or other distribution with a record date after the Arrangement Effective Time theretofore paid with respect to such NewCo Common Shares or Exchangeable Shares.

4.3	Lost Certificates

In the event any certificate which immediately prior to the Arrangement Effective Time represented one or more outstanding Company Shares that were transferred pursuant to Section 3.1 is lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed, the Depositary will issue in exchange for such lost, stolen or destroyed certificate, the Consideration that such Holder has the right to receive in accordance with Section 3.1, deliverable in accordance with such Holder’s Letter of Transmittal and Election Form. When authorizing such exchange for any lost, stolen or destroyed certificate, the Person to whom such Consideration is to be delivered shall, as a condition precedent to the delivery of such Consideration, give a bond satisfactory to ExchangeCo, the Company, CallCo and the Depositary (each acting reasonably) or otherwise indemnify ExchangeCo, CallCo, the Company and their respective Affiliates in a manner satisfactory to ExchangeCo, CallCo and the Company (each acting reasonably) against any claim that may be made against ExchangeCo, CallCo, the Company or their respective Affiliates with respect to the certificate alleged to have been lost, stolen or destroyed.

4.4	Extinction of Rights

Any certificate which immediately prior to the Arrangement Effective Time represented outstanding Company Shares that were transferred pursuant to Section 3.1, and not duly surrendered, with all other instruments required by Section 4.1, on or prior to the sixth (6th) anniversary of the Effective Date shall cease to represent a claim or interest of any former Company Shareholder of any kind or nature against NewCo, CallCo, ExchangeCo, the Company or any of their respective Affiliates. On such date, all Consideration to which the former Holder of the certificate referred to in the preceding sentence was ultimately entitled shall be deemed to have been surrendered for no consideration to CallCo or ExchangeCo, as applicable, by the Depositary and NewCo Common Shares and Exchangeable Shares forming part of the Consideration shall be deemed to be cancelled.

4.5	Withholding Rights

(a)

Notwithstanding anything to the contrary contained herein, each of NewCo, ExchangeCo, CallCo, the Company, the Depositary and any other Person that has any withholding obligation with respect to any amount paid or deemed paid hereunder (any such Person, an “Other Withholding Agent”) shall be entitled to deduct and withhold or direct NewCo, ExchangeCo, CallCo, the Company, the Depositary or any Other Withholding Agent to deduct and withhold on their behalf, from any consideration paid, deemed paid or otherwise deliverable to any Person hereunder (an “Affected Person”) such amounts as are required to be deducted or withheld with respect to such payment or deemed payment under the Tax Act, the Code or any provision of any federal, provincial, territorial, state, local or other tax Law (a “Withholding Obligation”). To the extent that amounts are so deducted or withheld, such deducted or withheld amounts shall be treated for all purposes hereof as having been paid to the Affected Person to whom such amounts would otherwise have been paid or deemed paid, and such deducted or withheld amounts shall be timely remitted to the appropriate Governmental Entity as required by applicable Law.

(b)	NewCo, ExchangeCo, CallCo, the Company, the Depositary and any Other Withholding Agent shall also have the right to:

(i)

withhold and sell, or direct NewCo, ExchangeCo, CallCo, the Company, the Depositary or any Other Withholding Agent to deduct and withhold and sell on their behalf, on their own account or through a broker (the “Broker”), and on behalf of any Affected Person; or

(ii)

require the Affected Person to irrevocably direct the sale through a Broker and irrevocably direct the Broker to pay the proceeds of such sale to NewCo, ExchangeCo, CallCo, the Company, the Depositary or any Other Withholding Agent as appropriate (and, in the absence of such irrevocable direction, the Affected Person shall be deemed to have provided such irrevocable direction), such number of NewCo Common Shares or Exchangeable Shares (or NewCo Common Shares exchanged therefor) delivered or deliverable to such Affected Person pursuant to this Plan of Arrangement or the Exchangeable Share Provisions as is necessary to produce sale proceeds (after deducting commissions payable to the Broker and other costs and expenses) sufficient to fund any Withholding Obligations. Any Exchangeable Shares to be sold in accordance with this Section 4.5 shall first be exchanged for NewCo Common Shares in accordance with their terms and NewCo Common Shares delivered in respect of such Exchangeable Shares shall be sold. Any such sale of NewCo Common Shares shall be affected on a public market and as soon as practicable following the Effective Date. Each of NewCo, ExchangeCo, CallCo, the Company, the Depositary, the Broker or any Other Withholding Agent, as applicable, shall act in a commercially reasonable manner in respect of any withholding obligation; however, none of NewCo, ExchangeCo, CallCo, the Company, the Depositary, the Broker or any Other Withholding Agent will have or be deemed to have any fiduciary duty to any stockholder of NewCo or Holder of Company Shares (other than any Dissenting Shareholder) and will not be liable for any loss arising out of any sale of such NewCo Common Shares, including any loss relating to the manner or timing of such sales, the prices at which NewCo Common Shares are sold or otherwise.

4.6	No Liens

Any exchange or transfer of securities pursuant to this Plan of Arrangement shall be free and clear of any and all Liens or other claims of third parties of any kind.

4.7	Paramountcy

From and after the Arrangement Effective Time: (a) this Plan of Arrangement shall take precedence and priority over any and all securities of the Company issued and outstanding prior to the Arrangement Effective Time, including Company Shares, Company Options and Company Warrants; (b) the rights and obligations of the Holders (registered or beneficial) of such securities, NewCo, CallCo, ExchangeCo, the Company and their respective affiliates, the Depositary and any transfer agent or other depositary therefor in relation to this Plan of Arrangement shall be solely as provided for in this Plan of Arrangement; and (c) all actions, causes of action, claims or proceedings (actual or contingent and whether or not previously asserted) based on or in any way relating to any securities of the Company are deemed to have been settled, compromised, released and determined without liability except as set forth herein and in the Transaction Agreement.

4.8	Shares Fully Paid

All Consideration Shares and ExchangeCo Common Shares issued pursuant to this Plan of Arrangement shall be fully paid and non-assessable, and NewCo and ExchangeCo, respectively, shall be deemed to have received the full consideration therefor.

ARTICLE 5

RIGHTS OF DISSENT

5.1	Rights of Dissent

Registered Holders of Company Shares as of the record date for the Company Shareholders Meeting may exercise rights of dissent with respect to such Company Shares (“Dissent Rights”) in connection with the Arrangement pursuant to and in the manner set forth in Sections 237 to 247 of the BCBCA as modified by this Article 5, as the same may be modified by the Interim Order; provided that, notwithstanding Subsection 242(1)(a) of the BCBCA, the written objection to the Company Arrangement Resolution referred to in Subsection 242(1)(a) of the BCBCA must be received by the Company c/o Blake, Cassels & Graydon LLP, Suite 2600 – 595 Burrard Street, Vancouver, B.C., V&X 1L3, Attention: Sean Boyle and Alexandra Luchenko, not later than 11:00 a.m. (Vancouver Time) on the date that is two (2) Business Days immediately prior to the Company Shareholders Meeting (as it may be adjourned or postponed from time to time). Holders of Company Shares who duly exercise Dissent Rights and who:

(a)

are ultimately determined to be entitled to be paid by CallCo fair value for their Company Shares shall: (i) be deemed to have transferred such Company Shares (free and clear of all Liens) to CallCo in accordance with, and as of the time stipulated in, Section 3.1(c); (ii) in respect of such Company Shares, be deemed to not have participated in the transactions in Article 3 (other than Section 3.1(c)); (iii) be entitled to be paid, subject to Section 4.5, the fair value of such Company Shares by CallCo, which fair value, notwithstanding anything to the contrary contained in the BCBCA, shall be determined as of the close of business on the day before the Company Arrangement Resolution was adopted at the Company Shareholders Meeting; and (iv) not be entitled to any other payment or consideration, including any payment or consideration that would be payable under the Arrangement had such Holders not exercised their Dissent Rights in respect of such Company Shares; or

(b)

are ultimately determined not to be entitled, for any reason, to be paid by CallCo fair value for their Company Shares, shall be deemed to have participated in the Arrangement in respect of such Company Shares on the same basis and at the same time as a Holder of Company Shares that is not a Dissenting Shareholder and who did not deposit with the Depositary a duly completed Letter of Transmittal and Election Form prior to the Election Deadline (and shall be entitled to receive the Consideration Shares in the same manner as such Holders).

5.2	Recognition of Dissenting Shareholders

(a)

In no case shall the Company, ExchangeCo, CallCo, NewCo, the Depositary or any other Person be required to recognize such Dissenting Shareholders as registered or beneficial Holders of Company Shares in respect of which Dissent Rights are sought to be exercised after the time stipulated in Section 3.1(c), and the names of such Dissenting Shareholders shall be deleted from the register of Holders of Company Shares, at the time stipulated in Section 3.1(c) and CallCo shall be the holder of the Company Shares so transferred and shall be deemed the legal and beneficial owner thereof free and clear of any Liens immediately following the completion of the transactions contemplated by Section 3.1.

(b)	In no circumstances shall ExchangeCo, CallCo, NewCo, the Company, the Depositary or any other Person be required to recognize a Person exercising Dissent Rights:

(i)

unless, as of the deadline for exercising Dissent Rights (as set forth in Section 5.1), such Person is the registered holder of those Company Shares in respect of which such Dissent Rights are sought to be exercised;

(ii)	if such Person has voted or instructed a proxy holder to vote such Company Shares in favor of the Company Arrangement Resolution; or

(iii)	unless such Person has strictly complied with the procedures for exercising Dissent Rights and does not withdraw such dissent prior to the Arrangement Effective Time.

(c)

In addition to any other restrictions in the Interim Order or the BCBCA, none of the following shall be entitled to exercise Dissent Rights: (i) holders of Company Options, or (ii) the holders of the Company Warrants (in each case, in their capacity as holders of Company Options or Company Warrants, as applicable).

ARTICLE 6

AMENDMENTS

6.1	Amendments

(a)

The Company, ExchangeCo, CallCo and NewCo reserve the right to amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that any such amendment, modification, and/or supplement must be (i) set out in writing, (ii) approved by the Company, ExchangeCo, CallCo and NewCo, (iii) filed with the Court and, if made after the Company Shareholders Meeting, approved by the Court subject to such conditions as the Court may impose, and (iv) communicated to Company Shareholders if and as required by the Court.

(b)

Any amendment, modification and/or supplement to this Plan of Arrangement may be proposed by the Company, ExchangeCo, CallCo or NewCo at any time prior to or at the Company Shareholders Meeting (provided that, in the case of any proposed amendment, modification and/or supplement proposed by ExchangeCo, CallCo or NewCo, the Company (subject to the Transaction Agreement) shall have consented thereto and, in the case of any proposed amendment, modification and/or supplement proposed by the Company, ExchangeCo, CallCo and NewCo (subject to the Transaction Agreement) shall have consented thereto) with or without any other prior notice or communication and, if so proposed and accepted by the Persons voting at the Company Shareholders Meeting, shall become part of this Plan of Arrangement for all purposes.

(c)

Any amendment, modification and/or supplement to this Plan of Arrangement that is approved or directed by the Court following the Company Shareholders Meeting shall be effective only if (i) it is consented to by each of the Company, ExchangeCo, CallCo and NewCo (in each case, acting reasonably) and (ii) if such consent is required by the Court, it is consented to by the Company Shareholders voting in the manner directed by the Court.

(d)

Any amendment, modification or supplement to this Plan of Arrangement may be made following the Company Shareholders Meeting without filing such amendment, modification or supplement with the Court or seeking Court approval, provided that it concerns a matter which, in the reasonable opinion of the Company, ExchangeCo, CallCo and NewCo, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the interest of any holder of Company Shares, Company Options or Company Warrants.

6.2	Termination

This Plan of Arrangement may be withdrawn prior to the Effective Time in accordance with the terms of the Transaction Agreement.

ARTICLE 7

FURTHER ASSURANCES

7.1	Assurances

Notwithstanding that the transactions and events set out herein shall occur and be deemed to occur in the order set out in this Plan of Arrangement without any further authorization, act or formality, each of the parties to the Transaction Agreement shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order to further document or evidence any of the transactions or events set out herein.

Exhibit 10.2

EXECUTION VERSION

TRANSACTION SUPPORT AGREEMENT

This Transaction Support Agreement (this “Agreement”) is made as of February 7, 2022,

BY AND AMONG:

The person executing this Agreement as “Shareholder” of the Company on the signature page hereof (the “Shareholder”);

– and –

D-Wave Systems Inc., a British Columbia company (the “Company”);

– and –

DPCM Capital, Inc., a Delaware corporation (“SPAC” and, together with the Shareholder and the Company, the “Parties”).

RECITALS:

WHEREAS, on the date hereof, SPAC, D-Wave Quantum Inc., a Delaware corporation and a direct, wholly-owned subsidiary of SPAC (“NewCo”), DWSI Holdings Inc., a Delaware corporation and a direct, wholly-owned subsidiary of NewCo (“Merger Sub”), DWSI Canada Holdings ULC, a British Columbia unlimited liability company and a direct, wholly-owned subsidiary of NewCo (“CallCo”), D-Wave Quantum Technologies Inc., a British Columbia corporation and a direct, wholly-owned subsidiary of CallCo (“ExchangeCo”) and the Company entered into a transaction agreement (the “Transaction Agreement”), pursuant to which, among other things, (a) Merger Sub will merge with and into SPAC (the “Merger”), with SPAC continuing as the surviving company after the Merger, as a result of which SPAC will become a direct, wholly-owned subsidiary of NewCo, (b) immediately following the Merger, by means of a statutory plan of arrangement (the “Arrangement”) under Part 9, Division 5 of the Business Corporations Act (British Columbia), (i) CallCo will acquire all of the issued and outstanding Company Shares held by Ineligible Holders and Eligible Holders that do not elect to receive Exchangeable Shares in exchange for NewCo Common Shares, (ii) CallCo will contribute the Company Shares acquired from such holders to ExchangeCo in exchange for ExchangeCo Common Shares, (iii) ExchangeCo will acquire all of the issued and outstanding Company Shares held by Eligible Holders that elect to receive Exchangeable Shares in exchange for Exchangeable Shares and (iv) the Company will become a wholly-owned Subsidiary of ExchangeCo, in each case, on the terms and subject to the conditions set forth in the Transaction Agreement and the Plan of Arrangement and in accordance with the provisions of applicable Law;

WHEREAS, capitalized terms used but not otherwise defined herein have the meanings ascribed to them in the Transaction Agreement;

WHEREAS, as of the date hereof, the Shareholder is the holder of record and beneficial owner of Company Shares set forth on the signature page hereto (all such Company Shares and any Company Shares of which ownership of record or the power to vote is hereafter acquired by the Shareholder prior to the termination of this Agreement being referred to herein as the “Shares”);

WHEREAS, the Shareholder acknowledges that the SPAC Parties would not enter into the Transaction Agreement and the Arrangement but for the execution and delivery of this Agreement by the Shareholder;

WHEREAS, the Company Board has unanimously (a) determined that the Transactions are in the best interests of the Company and fair to the Company Shareholders, (b) approved the Transaction Agreement, the Ancillary Documents to which the Company is or will be a party and the Transactions and (c) recommended that the Company Shareholders vote in favor of the Company Arrangement Resolution; and

WHEREAS, this Agreement sets out the terms and conditions of the agreement of the Shareholder to abide by the covenants in respect of the Company Shares held by the Shareholder.

NOW, THEREFORE, in consideration of the premises and the covenants and agreements herein contained, the Parties agree as follows:

ARTICLE I

COVENANTS

Section 1.1 Covenants of the Shareholder.

(a) The Shareholder hereby irrevocably and unconditionally covenants, undertakes and agrees, from time to time, until the earlier of (i) the Effective Time, and (ii) the termination of this Agreement in accordance with Section 4.1 hereof:

(i) to cause to be counted as present for purposes of establishing quorum all the Company Shares held by the Shareholder, at any meeting of Company Shareholders at which the Shareholder is entitled to vote, including the Company Shareholders Meeting, or at any adjournment thereof or in any other circumstances upon which a vote, consent or other approval with respect to the Transactions is sought, or in any action by written consent of all or any of the Company Shareholders (which written consent shall be delivered promptly, and in any event within three (3) Business Days, after the Company requests such delivery), and to vote or cause to be voted (in person, by proxy, by action by written consent, as applicable, or as otherwise may be required under the Governing Documents of the Company) all the Company Shares held by the Shareholder, in favor of (i) the approval, consent, ratification and adoption of the Company Arrangement Resolution and the Transactions, (ii) any proposal to adjourn or postpone the Company Shareholders Meeting to a later date if there are not sufficient votes for approval, consent, ratification and adoption of the Company Arrangement Resolution and the Transactions; and (iii) all other matters or resolutions that could reasonably be expected to facilitate the Transactions;

(ii) to cause to be counted as present for purposes of establishing quorum all the Company Shares held by the Shareholder, at any meeting of Company Shareholders at which the Shareholder is entitled to vote, or at any adjournment thereof or in any other circumstances upon which a vote, consent or other approval with respect to matters contemplated by clause (A), clause (B) or clause (C) of this Section 1.1(a)(ii) is sought, or in any action by written consent of all or any of the Company Shareholders (which written consent shall be delivered promptly, and in any event within three (3) Business Days, after the Company requests such delivery), and to vote or cause to be voted (in person, by proxy, by action by written consent, as applicable, or as otherwise may be required under the Governing Documents of the Company) all the Company Shares held by the Shareholder, in opposition to: (A) any Company Acquisition Proposal; (B) any proposed action by the Company, any Company Shareholder, any of the Company Subsidiaries or any other Person which would reasonably be regarded as being directed towards or likely to prevent, delay, frustrate, or nullify, or reduce the likelihood of the successful completion of the Arrangement, including, without limitation, any amendment to the notice of articles or articles of the Company or any of its Subsidiaries or their respective corporate structures or capitalization; and (C) any other matter, action or proposal which would reasonably be expected to result in a breach of any representation, warranty, covenant or other obligation of the Company under the Transaction Agreement if such breach requires approval by all or any of the Company Shareholders and is communicated as being such a breach in a notice in writing delivered by SPAC to the Shareholder; provided that, in the case of either clause (A), clause (B) or clause (C) of this Section 1.1(a)(ii), the Transaction Agreement shall not have been amended or modified to decrease, or change the form of, the consideration payable to Company Shareholders without the Shareholder’s written consent;

(iii) except pursuant to the Plan of Arrangement or as otherwise expressly contemplated by the Transaction Agreement or with the prior written consent of SPAC (such consent to be given or withheld in its sole discretion), not to (A) Transfer any Company Shares, or any right or interest therein, (B) enter into (1) any option, warrant, purchase right, or other Contract that could (either alone or in connection with one or more events or developments (including the satisfaction or waiver of any conditions precedent)) require the Shareholder to Transfer any Company Shares, or any right or interest therein, or (2) any voting trust, proxy or other Contract with respect to the voting or Transfer of any Company Shares, or any right or interest therein, in a manner inconsistent with the covenants and obligations of this Agreement, or (C) enter into any Contract to take, or cause to be taken, any of the actions set forth in clauses (A) or (B) or to otherwise do indirectly that which such Shareholder may not do directly pursuant to this Section 1.1(a)(iii); provided, however, that the foregoing shall not apply to any Transfer (1) to any Affiliate of the Shareholder; (2) in the case of an individual, by gift to a member of one of the individual’s immediate family, to a trust, the beneficiary of which is a member of the individual’s immediate family or an Affiliate of such individual; (3) in the case of an individual, by virtue of laws of descent and distribution upon death of the individual; (4) in the case of an individual, pursuant to a qualified domestic relations order; or (5) by virtue of the Shareholder’s Governing Documents upon liquidation or dissolution of the Shareholder (any transferee of the type set forth in clauses (1) through (5) a “Permitted Transferee”); provided, that the transferring Shareholder shall, and shall cause any Permitted Transferee, to enter into a written agreement in form and substance reasonably satisfactory to SPAC, agreeing to be bound by this Agreement (which will include, for the avoidance of doubt, all of the covenants, agreements and obligations of the transferring Shareholder hereunder and the making of all applicable representations and warranties of the transferring Shareholder set forth in ARTICLE III with respect to such transferee and his, her or its Company Shares, or any right or interest therein, received upon such Transfer, as applicable), and further provided that such transferring Shareholder and its Permitted Transferee each execute and deliver all other consents, joinders and other documents with respect to the Transactions and the Company’s governance requirements (including pursuant to the Shareholder Agreements), as determined by the Company in its sole discretion, prior and as a condition to the occurrence of such Transfer. For purposes of this Agreement, “Transfer” means any, direct or indirect, sale, transfer, assignment, lien, pledge, mortgage, exchange, hypothecation, grant of a security interest or encumbrance in or disposition of an interest (whether with or without consideration, whether voluntarily or involuntarily or by operation of law or otherwise);

(iv) not to exercise any dissent rights in respect of any Transaction;

(v) to execute and deliver all related documentation and take such other actions in support of the Arrangement and the Transactions as shall reasonably be requested by the Company or SPAC to consummate the Transactions, in a form or manner reasonably satisfactory to the Shareholder;

(vi) the Shareholder hereby revokes any and all previous proxies granted or voting instruction forms or other voting documents delivered that conflict, or are inconsistent, with the matters set forth in this Agreement and the Shareholder agrees not to, directly or indirectly, grant or deliver any other proxy, power of attorney or voting instruction form with respect to the matters set forth in this Agreement except as expressly required or permitted by this Agreement;

(vii) not take any other action of any kind, directly or indirectly, which would make any representation or warranty of the Shareholder set forth in this Agreement untrue or incorrect in any material respect or might reasonably be regarded, individually or in the aggregate, as likely to reduce the success of, or delay or interfere with, the completion of the Transactions contemplated by the Transaction Agreement;

(viii) not to requisition or join in the requisition of any meeting of any of the Company Shareholders for the purpose of considering any resolution; and

(ix) not to take any action, nor permit its Representatives to take any action to contest, oppose or interfere with the Company’s application pursuant to Section 291 of the Business Corporations Act (British Columbia) for the Interim Order or the Final Order or to otherwise contest or oppose the Arrangement before any Governmental Entity.

(b) The Shareholder shall be bound by and subject to Sections 7.3(a) (Confidentiality and Access to Information), 7.4(a) (Public Announcements) and 7.6(a) (Exclusive Dealing) of the Transaction Agreement to the same extent that Sections 7.3(a) (Confidentiality and Access to Information), 7.4(a) (Public Announcements) and 7.6(a) (Exclusive Dealing) of the Transaction Agreement apply to the Company, mutatis mutandis, as if the Shareholder is directly party thereto; provided that, notwithstanding anything in this Agreement to the contrary, any breach by the Company of its obligations under the Transaction Agreement shall not be considered a breach of this Section 1.1(b), and notwithstanding Section 7.3(a) of the Transaction Agreement, nothing shall prevent the Shareholder, its affiliates or any of its or their investment managers acting with discretionary authority or any fund in which it or they invest, from acquiring or disposing of any securities of the SPAC in the ordinary course of business on the basis that the Shareholder and its affiliates maintain information barrier procedures which restrict individuals or managers trading on its behalf, or funds in which the Shareholder or its affiliates invest, from being aware of: (a) any material, non-public information regarding SPAC or its securities, (b) the existence of this Agreement, and (c) the Transactions. The SPAC agrees to abide by the Shareholder and its affiliates’ information barrier procedures by delivering any such material, non-public information to and communicating exclusively with the personnel designated by the Shareholder.

(c) If the Shareholder acquires or is issued any additional Company Shares following the date hereof, the Shareholder acknowledges that such additional Company Shares shall be deemed to be Company Shares for the purposes of this Agreement.

(d) The Shareholder, by this Agreement, with respect to the Shares, and the Company, hereby agree to (i) terminate, subject to the occurrence of, and effective immediately prior to, the Effective Time, (A) the Shareholder Agreement, among the Company and certain of its shareholders party thereto, dated as of April 14, 2020, as amended (the “Company Shareholders Agreement”), (B) the Investor Rights Agreement, among the Company and certain of its shareholders party thereto, dated as of April 14, 2020, as amended (the “Company Investor Rights Agreement”) and (C) if applicable to the Shareholder, any rights under any letter agreement providing for redemption rights, put rights, purchase rights or other similar rights not generally available to the Company Shareholders between the Shareholder and the Company (together with the Company Shareholders Agreement and the Company Investor Right Agreement, the “Shareholder Agreements”) and (ii) waive any and all provisions of, and any and all of its, his or her rights under, the Shareholder Agreements, provided such waiver shall be automatically revoked upon termination of this Agreement pursuant to Section 4.1(b), Section 4.1(c) or Section 4.1(d).

ARTICLE II

SHAREHOLDER ACKNOWLEDGMENT AND CONSENT

Section 2.1 Acknowledgment and Consent of the Shareholder. Until the termination of this Agreement in accordance with its terms, the Shareholder:

(a) irrevocably and unconditionally consents to and approves the entering into and execution by the Company of the Transaction Agreement and all Ancillary Documents to which the Company is or will be a party and the consummation of the Arrangement and the Transactions contemplated by the Transaction Agreement; and

(b) irrevocably and unconditionally consents to the details of this Agreement being set out in the materials to be submitted to the Court in connection with the Arrangement and in the Company Information Circular to be prepared in connection with the Company Shareholders Meeting and for the form of this Agreement to be filed with the SEC and any other Governmental Entity, in connection with the Transactions.

ARTICLE III

REPRESENTATIONS AND WARRANTIES

Section 3.1 Representations and Warranties of the Shareholder. The Shareholder represents and warrants to and in favor of SPAC as follows and acknowledges that SPAC is relying upon such representations and warranties in entering into this Agreement and the Transaction Agreement:

(a) The Shareholder, if not an individual, is a corporation, limited liability company or other applicable business entity duly organized, incorporated or formed, as applicable, validly existing and in good standing (or the equivalent thereof, if applicable, in each case, with respect to the jurisdictions that recognize the concept of good standing or any equivalent thereof) under the Laws of its jurisdiction of formation or organization (as applicable). The Shareholder, if an individual, has the legal capacity to enter into and perform his or her obligations under this Agreement.

(b) The Shareholder, if not an individual, has the requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated by this Agreement. This Agreement has been duly authorized by all necessary corporate action on the part of the Shareholder. This Agreement has been duly and validly executed and delivered by the Shareholder and constitutes a legal, valid and binding agreement of the Shareholder (assuming that this Agreement has been duly authorized, executed and delivered by SPAC) enforceable against the Shareholder in accordance with its terms (subject to applicable bankruptcy, insolvency, reorganization, moratorium or other Laws affecting generally the enforcement of creditors’ rights and subject to general principles of equity).

(c) The Shareholder is the sole holder of, record and beneficial owner of, or exercises control or direction over, and at the Effective Time and at all times between the date hereof and the Effective Time, the Shareholder will be the sole holder of, record and beneficial owner of, or exercise control or direction over, all the Company Shares set forth on the Shareholder’s signature page hereto, with good title thereto, free and clear of all Liens (other than transfer restrictions under this Agreement, the Shareholder Agreements, the Governing Documents of the Shareholder and applicable Securities Laws). Other than the Company Shares set forth on the Shareholder’s signature page hereto, the Shareholder does not own, beneficially or of record, and is not a party to or bound by any agreement or option, or right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement or option, for the purchase or acquisition by the Shareholder of, any additional securities, or any securities convertible or exchangeable into any additional securities, of the Company, except as may be required under the Governing Documents of the Shareholder. The Shareholder has, and immediately prior to the Effective Time, the Shareholder will continue to have, the sole right to sell and vote or direct the sale and voting of the Company Shares set forth on the Shareholder’s signature page hereto.

(d) Except as contemplated by the Transaction Agreement, Shareholder Agreements or the Governing Documents of the Shareholder, no Person has any contractual right or privilege for the purchase or acquisition from the Shareholder of any of the Company Shares or for the right to vote any of the Company Shares.

(e) There are no Proceedings in progress or pending before any Governmental Entity or, to the knowledge of the Shareholder, threatened against the Shareholder that would adversely affect in any manner the ability of the Shareholder to enter into this Agreement and to perform its obligations hereunder in any material respect.

(f) No consent, approval, order or authorization of, or designation, declaration or filing with, any Person is required on the part of the Shareholder with respect to the execution, delivery or performance of its obligations under this Agreement by the Shareholder, the performance by the Shareholder of its obligations under this Agreement and the completion of the transactions contemplated by this Agreement, other than those which are contemplated by the Transaction Agreement or as may be required under the Shareholder Agreements or Governing Documents of the Company, except for any consents, approvals, orders, authorizations, designations, declarations, waivers or filings, the absence of which would not adversely affect the ability of the Shareholder to perform, or otherwise comply with, any of its covenants, agreements or obligations hereunder in any material respect, or which have already been obtained in advance of the Shareholder’s entry into this Agreement.

(g) None of the execution or delivery by the Shareholder of this Agreement, the performance by the Shareholder of its obligations hereunder or the consummation of the transactions contemplated hereby or pursuant to the Transaction Agreement will, directly or indirectly (with or without due notice or lapse of time or both), (i) result in a violation or breach of any provision of the Governing Documents of the Shareholder, (ii) result in a violation or breach of, or constitute a default or give rise to any right of termination, Consent, cancellation, amendment, modification, suspension, revocation or acceleration under, any of the terms, conditions or provisions of any Contract to which the Shareholder is a party, (iii) violate, or constitute a breach under, any Order or applicable Law to which the Shareholder or any of its properties or assets are subject or bound or (iv) result in the creation of any Lien upon the Company Shares of the Shareholder, except, in the case of any of clauses (ii) through (iv) above, as would not adversely affect the ability of the Shareholder to perform, or otherwise comply with, any of its covenants, agreements or obligations hereunder in any material respect.

Section 3.2 Representations and Warranties of SPACSection 3.3 . SPAC represents and warrants to and in favor of the Shareholder as follows and acknowledges that the Shareholder is relying upon such representations and warranties in entering into this Agreement:

(a) SPAC is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Delaware.

(b) SPAC has the corporate power and authority to execute and deliver each of this Agreement and the Transaction Agreement, to perform its obligations hereunder and thereunder, and to consummate the transactions contemplated hereby and thereby. Each of this Agreement and the Transaction Agreement has been duly authorized by all necessary corporate action on the part of SPAC. Each of this Agreement and the Transaction Agreement has been duly and validly executed and delivered by SPAC and constitutes a legal, valid and binding agreement of SPAC (assuming that this Agreement or the Transaction Agreement, as applicable, has been duly authorized, executed and delivered by the other Persons party thereto), enforceable against SPAC in accordance with its terms (subject to applicable bankruptcy, insolvency, reorganization, moratorium or other Laws affecting generally the enforcement of creditors’ rights and subject to general principles of equity).

(c) None of the execution and delivery by SPAC of this Agreement or the Transaction Agreement, the performance by SPAC of its obligations hereunder and thereunder, or the consummation by SPAC of the transactions contemplated hereby and thereby will, directly or indirectly (with or without due notice or lapse of time or both), (i) result in a violation or breach of any provision of the Governing Documents of SPAC, (ii) result in a violation or breach of, or constitute a default or give rise to any right of termination, Consent, cancellation, amendment, modification, suspension, revocation or acceleration under, any of the terms, conditions or provisions of any Contract to which SPAC is a party, (iii) violate, or constitute a breach under, any Order or applicable Law to which SPAC or any of its properties or assets are subject or bound or (iv) result in the creation of any Lien upon any of the assets or properties (other than any Permitted Liens) of SPAC, except in the case of any of clauses (ii) through (iv) above, as would not have a SPAC Material Adverse Effect.

ARTICLE IV

GENERAL

Section 4.1 Termination. This Agreement shall automatically terminate, without any notice or other action on the part of any Party, upon the earliest to occur of the following:

(a) the Effective Time;

(b) the date upon which the Parties agree in writing to terminate this Agreement;

(c) the date of earlier termination of the Transaction Agreement in accordance with its terms; and

(d) the amendment or modification of the Transaction Agreement to decrease, or change the form of, the consideration payable to Company Shareholders without the Shareholder’s written consent.

Section 4.2 Fiduciary Duties. Notwithstanding anything in this Agreement to the contrary, (a) the Shareholder makes no agreement or understanding herein in any capacity other than in the Shareholder’s capacity as a record holder and/or beneficial owner of the Company Shares and, if applicable, not in such Shareholder’s capacity as a director, officer or employee of the Company and (b) to the extent applicable, nothing herein will be construed to limit or affect any action or inaction by the Shareholder or any representative of the Shareholder serving as a member of any board of directors of any Group Company or as an officer or employee of any Group Company, in each case, acting in such person’s capacity as a director, officer, or employee of such Group Company.

Section 4.3 Effect of Termination. If this Agreement is terminated pursuant to Section 4.1, this Agreement shall become void and of no force and effect and no Party will have any liability or further obligation to the other Party hereunder. Notwithstanding the foregoing or anything to the contrary in this Agreement, (i) the termination of this Agreement shall not affect any Liability on the part of any Party for a Willful Breach of any covenant or agreement set forth in this Agreement prior to such termination or Fraud and (ii) this ARTICLE IV shall survive the termination of this Agreement. For purposes of this Section 4.3, (x) “Willful Breach” means an intentional and material breach of this Agreement by a Party that is a consequence of an act undertaken or a failure to act by the breaching Party with the knowledge that the taking of such act or such failure to act would, or would reasonably be expected to, constitute or result in a breach of this Agreement and (y) “Fraud” means an act or omission by a Party, and requires: (a) a false or incorrect representation or warranty expressly set forth in this Agreement, (b) with actual knowledge (as opposed to constructive, imputed or implied knowledge) by the Party making such representation or warranty that such representation or warranty expressly set forth in this Agreement is false or incorrect, (c) an intention to deceive another Party, to induce him, her or it to enter into this Agreement, (d) another Party, in justifiable or reasonable reliance upon such false or incorrect representation or warranty expressly set forth in this Agreement, causing such Party to enter into this Agreement, and (e) another Party to suffer damage by reason of such reliance. For the avoidance of doubt, “Fraud” does not include any claim for equitable fraud, promissory fraud, unfair dealings fraud or any torts (including a claim for fraud or alleged fraud) based on negligence or recklessness.

Section 4.4 Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given) by delivery in person, by e-mail (having obtained electronic delivery confirmation thereof), or by registered or certified mail (postage prepaid, return receipt requested) (upon receipt thereof) to the other Parties as follows:

(a)	if to SPAC:

DPCM Capital, Inc.

382 NE 191 Street, #24148

Miami, FL 33179

Attention: Emil Michael

Email: legal@dpcmcapital.com

with a copy (which shall not constitute notice) to:

Greenberg Traurig, P.A.

333 SE 2nd Avenue

Miami, FL 33131

Attention: Alan A. Annex

Email: AnnexA@gtlaw.com

(b)	if to the Shareholder, at the address set forth on the Shareholder’s signature page hereto,

or to such other address as the Party to whom notice is given may have previously furnished to the others in writing in the manner set forth above. Any demand, notice or other communication given by personal delivery will be conclusively deemed to have been given on the day of actual delivery thereof and, if given by electronic communication, on the day of transmittal thereof if given during the normal business hours of the recipient and on the Business Day during which such normal business hours next occur if not given during such hours on any day.

Section 4.5 Benefit of Agreement. This Agreement shall be for the sole benefit of the Parties and their respective successors and permitted assigns and is not intended, nor shall be construed, to give any Person, other than the Parties and their respective successors and assigns, any legal or equitable right, benefit or remedy of any nature whatsoever by reason this Agreement. Nothing in this Agreement, expressed or implied, is intended to or shall constitute the Parties, partners or participants in a joint venture.

Section 4.6 Non-Recourse. Except for claims pursuant to the Transaction Agreement or any other Ancillary Document by any party or parties thereto against any other party or parties thereto on the terms and subject to the conditions therein, each Party agrees that (a) this Agreement may only be enforced against, and any action for breach of this Agreement may only be made against, the Parties, and no claims of any nature whatsoever (whether in tort, contract or otherwise) arising under or relating to this Agreement, the negotiation hereof or its subject matter, or the transactions contemplated hereby shall be asserted against any Company Non-Party Affiliate or any SPAC Non-Party Affiliate (other than the Shareholders named as parties hereto), and (b) no Company Non-Party Affiliate or SPAC Non-Party Affiliate (other than the Shareholders named as parties hereto), shall have any Liability arising out of or relating to this Agreement, the negotiation hereof or its subject matter, or the transactions contemplated hereby, including with respect to any claim (whether in tort, contract or otherwise) for breach of this Agreement or in respect of any written or oral representations made or alleged to be made in connection herewith, or for any actual or alleged inaccuracies, misstatements or omissions with respect to any information or materials of any kind furnished in connection with this Agreement, the negotiation hereof or the transactions contemplated hereby.

Section 4.7 Further Assurances. Subject to the provisions of this Agreement, the Parties will, from time to time, do all acts and things and execute and deliver all such further documents and instruments, as the other Parties may, reasonably require to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement.

Section 4.8 Incorporation by Reference. Sections 10.1 (Non-Survival), 10.2 (Entire Agreement; Assignment), 10.3 (Amendment), 10.5 (Governing Law), 10.7 (Construction; Interpretation), 10.10 (Severability), 10.11 (Counterparts; Electronic Signatures), 10.14 (Extension; Waiver), 10.15 (Waiver of Jury Trial), 10.16 (Submission to Jurisdiction) and 10.17 (Remedies) of the Transaction Agreement are incorporated herein and shall apply to this Agreement mutatis mutandis.

[The remainder of this page has been intentionally left blank.]

IN WITNESS OF WHICH, the Parties have executed this Agreement as of the day and year first above written.

SPAC:	DPCM CAPITAL, INC.

By:
Name:
Title:

COMPANY:	D-WAVE SYSTEMS INC.

By:
Name:
Title:

[Signature Page – Transaction Support Agreement]

IN WITNESS OF WHICH, the Parties have executed this Agreement as of the day and year first above written.

SHAREHOLDER:

Name of Registered Shareholder

By:
Name:
Title:

Company Shares:
[indicate the number of applicable Company Shares held]

Company Common Shares

Class A Preferred Shares

Class B1 Preferred Shares

Class B2 Preferred Shares

Class B3 Preferred Shares

Address for Notice:

Telephone:

Email:

Facsimile:

[Signature Page – Transaction Support Agreement]

Exhibit 10.3

Execution Version

SPONSOR SUPPORT AGREEMENT

This Sponsor Support Agreement (this “Agreement”) is made as of February 7, 2022, by and among CDPM Sponsor Group, LLC, a Delaware limited liability company (the “Sponsor”), DPCM Capital, Inc., a Delaware corporation (“SPAC”), D-Wave Quantum Inc., a Delaware corporation and a direct, wholly-owned subsidiary of SPAC (“NewCo”) and D-Wave Systems Inc., a British Columbia company (the “Company” and, together with Sponsor, SPAC and Newco, the “Parties”).

RECITALS:

WHEREAS, SPAC, NewCo, DWSI Holdings Inc., a Delaware corporation and a direct, wholly-owned subsidiary of NewCo (“Merger Sub”), DWSI Canada Holdings ULC, a British Columbia unlimited liability company and a direct, wholly-owned subsidiary of NewCo (“CallCo”), D-Wave Quantum Technologies Inc., a British Columbia corporation and a direct, wholly-owned subsidiary of CallCo (“ExchangeCo”) and the Company entered into a transaction agreement (the “Transaction Agreement”), pursuant to which, among other things, (a) Merger Sub will merge with and into SPAC (the “Merger”), with SPAC continuing as the surviving company after the Merger, as a result of which SPAC will become a direct, wholly-owned subsidiary of NewCo, (b) immediately following the Merger, by means of a statutory plan of arrangement (the “Arrangement”) under Part 9, Division 5 of the Business Corporations Act (British Columbia), (i) CallCo will acquire all of the issued and outstanding Company Shares held by Ineligible Holders and Eligible Holders that do not elect to receive Exchangeable Shares in exchange for NewCo Common Shares, (ii) CallCo will contribute the Company Shares acquired from such holders to ExchangeCo in exchange for ExchangeCo Common Shares, (iii) ExchangeCo will acquire all of the issued and outstanding Company Shares held by Eligible Holders that elect to receive Exchangeable Shares in exchange for Exchangeable Shares and (iv) the Company will become a wholly-owned Subsidiary of ExchangeCo, in each case, on the terms and subject to the conditions set forth in the Transaction Agreement and the Plan of Arrangement and in accordance with the provisions of applicable Law;

WHEREAS, capitalized terms used but not otherwise defined herein have the meanings ascribed to them in the Transaction Agreement;

WHEREAS, as of the date hereof, Sponsor owns beneficially and of record 7,252,500 SPAC Class B Shares (the “Sponsor SPAC Shares”);

WHEREAS, Sponsor acknowledges that the Company would not enter into the Transaction Agreement and the Arrangement but for the execution and delivery of this Agreement by Sponsor;

WHEREAS, this Agreement sets out the terms and conditions of the agreement of Sponsor to abide by the covenants in respect of the Sponsor SPAC Shares held by Sponsor.

NOW, THEREFORE, in consideration of the premises and the covenants and agreements herein contained, the Parties agree as follows:

ARTICLE I

COVENANTS

Section 1.1    Covenants of Sponsor.

(a)    Sponsor hereby irrevocably and unconditionally covenants, undertakes and agrees, from time to time, until the earlier of (i) the Effective Time, and (ii) the termination of this Agreement in accordance with Section 3.1 hereof:

(i)    to cause to be counted as present for purposes of establishing quorum, all the SPAC Sponsor Shares held by Sponsor, at any meeting of any of the SPAC Stockholders at which Sponsor is entitled to vote, including the SPAC Stockholders Meeting, or at any adjournment thereof or in any other circumstances upon which a vote, consent or other approval with respect to the Transactions is sought, or in any action by written consent of all or any of the SPAC Stockholders (which written consent shall be delivered promptly, and in any event within twenty four (24) hours, after SPAC requests such delivery), and to vote or cause to be voted (in person, by proxy, by action by written consent, as applicable, or as otherwise may be required under the Governing Documents of SPAC) all the SPAC Sponsor Shares held by Sponsor, in favor of (i) the approval, consent, ratification and adoption of the Transaction Proposals and the Transactions, (ii) any proposal to adjourn or postpone the SPAC Stockholders Meeting to a later date if there are not sufficient votes for approval, consent, ratification and adoption of the Transaction Proposals and the Transactions; and (iii) all other matters or resolutions that could be expected to facilitate the Transactions;

(ii)    to cause to be counted as present for purposes of establishing quorum all the SPAC Sponsor Shares held by Sponsor, at any meeting of the SPAC Stockholders at which Sponsor is entitled to vote, or at any adjournment thereof or in any other circumstances upon which a vote, consent or other approval, with respect to matters contemplated by clause (A), clause (B) or clause (C) of this Section 1.1(a)(ii), is sought, or in any action by written consent of all or any of SPAC Stockholders, and to vote or cause to be voted (in person, by proxy or by action by written consent (which written consent shall be delivered promptly, and in any event within twenty four (24) hours, after SPAC requests such delivery)), as applicable, or as otherwise may be required under the Governing Documents of the SPAC) all the SPAC Sponsor Shares held by Sponsor, in opposition to: (A) any SPAC Acquisition Proposal; (B) any proposed action by SPAC, any SPAC Stockholder or other Person which would reasonably be regarded as being directed towards or likely to prevent, delay, frustrate, or nullify, or reduce the likelihood of the successful completion of the Transactions, including, without limitation, any amendment to the certificate of incorporation of SPAC or its corporate structure or capitalization; and (C) any other matter, action or proposal which would reasonably be expected to result in a breach of any representation, warranty, covenant or other obligation of SPAC under the Transaction Agreement if such breach requires approval by all or any of the SPAC Stockholders;

(iii)    except as otherwise expressly contemplated by the Transaction Agreement or with the prior written consent of the Company (such consent to be given or withheld in its sole discretion), not to (A) Transfer any SPAC Sponsor Shares, or any right or interest therein, (B) enter into (1) any option, warrant, purchase right, or other Contract that could

(either alone or in connection with one or more events or developments (including the satisfaction or waiver of any conditions precedent)) require Sponsor to Transfer any SPAC Sponsor Shares, or any right or interest therein, or (2) any voting trust, proxy or other Contract with respect to the voting or Transfer of any SPAC Sponsor Shares, or any right or interest therein, in a manner inconsistent with the covenants and obligations of this Agreement, or (C) enter into any Contract to take, or cause to be taken, any of the actions set forth in clauses (A) or (B) or to otherwise do indirectly that which Sponsor may not do directly pursuant to this Section 1.1(a)(iii); provided, however, that the foregoing shall not apply to any Transfer (1) to any Affiliate of Sponsor; or (2) by virtue of Sponsor’s Governing Documents upon liquidation or dissolution of Sponsor (any transferee of the type set forth in clauses (1) or (2) a “Permitted Transferee”); provided, that Sponsor shall, and shall cause any Permitted Transferee, to enter into a written agreement in form and substance reasonably satisfactory to the Company, agreeing to be bound by this Agreement (which will include, for the avoidance of doubt, all of the covenants, agreements and obligations of Sponsor hereunder and the making of all applicable representations and warranties of Sponsor set forth in ARTICLE II with respect to such transferee and his, her or its SPAC Class B Shares, or any right or interest therein, received upon such Transfer, as applicable), and further provided that Sponsor and its Permitted Transferee each execute and deliver all other consents, joinders and other documents with respect to the Transactions, as determined by the SPAC in its sole discretion, prior and as a condition to the occurrence of such Transfer. For purposes of this Agreement, “Transfer” means any, direct or indirect, sale, transfer, assignment, lien, pledge, mortgage, exchange, hypothecation, grant of a security interest or encumbrance in or disposition of an interest (whether with or without consideration, whether voluntarily or involuntarily or by operation of law or otherwise);

(iv)    not to exercise any dissent rights in respect of the Transactions;

(v)    to execute and deliver all related documentation and take such other actions in support of the Transactions as shall reasonably be requested by the Company or SPAC to consummate the Transactions, including pursuant to Section 1.1(a)(xi);

(vi)    Sponsor hereby revokes any and all previous proxies granted or voting instruction forms or other voting documents delivered that conflict, or are inconsistent, with the matters set forth in this Agreement and Sponsor agrees not to, directly or indirectly, grant or deliver any other proxy, power of attorney or voting instruction form with respect to the matters set forth in this Agreement except as expressly required or permitted by this Agreement; and

(vii)    not take any other action of any kind, directly or indirectly, which would make any representation or warranty of Sponsor set forth in this Agreement untrue or incorrect in any material respect or might reasonably be regarded, individually or in the aggregate, as likely to reduce the success of, or delay or interfere with, the completion of the Transactions contemplated by the Transaction Agreement.

(viii)    Sponsor shall be bound by and subject to Sections 7.3(a) (Confidentiality and Access to Information), 7.4(a) (Public Announcements) and 7.6(b) (Exclusive Dealing) of the Transaction Agreement to the same extent that Sections 7.3(a) (Confidentiality and Access to Information), 7.4(a) (Public Announcements) and 7.6(b) (Exclusive Dealing) of the

Transaction Agreement apply to SPAC, mutatis mutandis, as if Sponsor is directly a party thereto; provided that, notwithstanding anything in this Agreement to the contrary, any breach by SPAC of its obligations under the Transaction Agreement shall not be considered a breach of this Section 1.1(a)(viii).

(ix)    If Sponsor acquires or is issued any additional Sponsor SPAC Shares following the date hereof, Sponsor acknowledges that such additional Sponsor SPAC Shares shall be deemed to be Sponsor SPAC Shares for the purposes of this Agreement.

(x)    Sponsor agrees not to (A) demand that SPAC redeem the Sponsor SPAC Shares in connection with the Transactions or (B) otherwise participate in any SPAC Stockholder Redemptions by tendering or submitting any of the Sponsor SPAC Shares for redemption.

(xi)    Sponsor agrees to use its commercially reasonable efforts to take, or cause to be taken, all actions, and do, or cause to be done, and assist and cooperate with the other Parties in doing such things, in each case, reasonably necessary to consummate the Transactions.

(xii)    Sponsor and SPAC agree to comply with, perform their respective obligations, covenants and agreements set forth in, and enforce the obligations of the other parties to, that certain Letter Agreement, dated as of October 20, 2020, by and among SPAC, Sponsor and such other parties thereto (the “Letter Agreement”).

(b)    Sponsor Earn-Out.

(i)    Sponsor agrees that, as of immediately following the Closing, 1,813,125 NewCo Common Shares beneficially owned by Sponsor (the “Sponsor Earn-Out Shares”) shall be subject to the vesting and forfeiture provisions set forth in this Section 1.1(b). Sponsor agrees that, except in accordance with this Section 1.1(b), Sponsor will not sell, transfer or otherwise dispose of, or hypothecate or otherwise grant any interest in or to any Sponsor Earn-Out Shares, or any right or interest therein.

(ii)    Following the Closing, if, at any time during the period following the Closing and expiring on the fifth (5th) anniversary of the Closing Date (the “Earn-Out Period”), the last reported sales price of NewCo Common Shares equals or exceeds an amount equal to (x)(1) $10.00 divided by (2) the Exchange Ratio multiplied by (y) 1.2, for any twenty (20) Trading Days within any thirty (30) Trading Day period (the “Earn-Out Target”), the Sponsor Earn-Out Shares shall automatically vest and no longer be subject to forfeiture pursuant to this Section 1.1(b). For purposes of this Section 1.1(b)(ii), “Trading Day” means any day on which NewCo Common Shares are actually traded on the NYSE.

(iii)    If the Earn-Out Target is achieved on or prior to the last day of the Earn-Out Period, then following the achievement of the Earn-Out Target, Sponsor may, at its election, provide written notice to NewCo informing NewCo that the Earn-Out Target has been satisfied and that the Sponsor Earn-Out Shares are automatically vested and no longer subject to forfeiture.

(iv)    If the Earn-Out Target has not been achieved on or prior to the last day of the Earn-Out Period, then the Sponsor Earn-Out shall be forfeited and cancelled. Upon the forfeiture and cancellation of the Sponsor Earn-Out Shares pursuant to the foregoing sentence, Sponsor shall surrender to NewCo for cancellation, the Sponsor Earn-Out Shares and shall take any other action reasonably requested by NewCo to evidence such forfeiture and cancellation.

(v)    Notwithstanding anything in this Agreement to the contrary, if a NewCo Change of Control occurs during the Earn-Out Period, then, immediately prior to the consummation of such NewCo Change of Control, (i) if the Earn-Out Target has not been previously satisfied it shall be deemed to be satisfied and (ii) the Sponsor Earn-Out Shares shall automatically vest and no longer be subject to forfeiture. For the purposes of this Agreement, a “NewCo Change of Control” means (A) a sale, lease, license or other disposition, in a single transaction or a series of related transactions, of fifty percent (50%) or more of the assets of NewCo and its Subsidiaries, taken as a whole; (B) a merger, consolidation or other business combination of NewCo in any person or “group” (within the meaning of Rules 13d-3 and 13d-5 under the Exchange Act as in effect on the Closing Date) acquiring at least fifty percent (50%) of the combined voting power of the then outstanding NewCo Common Shares or the surviving person outstanding immediately after such merger, consolidation or other business combination; or (C) any person or “group” (within the meaning of Rules 13d-3 and 13d-5 under the Exchange Act as in effect on the Closing Date) obtaining beneficial ownership (as defined in Rules 13d-3 and 13d-5 under the Exchange Act) of NewCo Common Shares representing more than fifty percent (50%) of NewCo Common Shares entitled to vote for the election of directors of NewCo.

(vi)    The Sponsor Earn-Out Shares and the Earn-Out Target shall be adjusted to reflect appropriately the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into NewCo Common Shares), reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to NewCo Common Shares, occurring on or after the date hereof.

(vii)    Until and unless the Sponsor Earn-Out Shares are forfeited, Sponsor will have full ownership rights to the Sponsor Earn-Out Shares, including the right to vote such shares and to receive dividends and distributions thereon.

(c)    Additional Agreements.

(i)    Sponsor agrees that, immediately prior to the Closing, Sponsor shall irrevocably forfeit and surrender 1,196,663 Sponsor SPAC Shares to SPAC for no consideration as a contribution to the capital of SPAC and shall take any other action reasonably requested by NewCo or the Company to evidence such forfeiture and surrender.

(ii)    Sponsor agrees that, in the event Aggregate Transaction Proceeds would be equal to or less than $130,000,000 as of the redemption deadline for the SPAC Stockholder Redemption based on elections by holders of SPAC Class A Shares to redeem as of such date and a good faith estimate of Unpaid SPAC Expenses and other amounts through Closing, the Company shall be entitled to cause Sponsor to transfer for no value 906,563 Sponsor SPAC Shares to SPAC or other SPAC Stockholders, as directed by the Company in its sole discretion.

SPAC shall take any other action reasonably requested by the Company to consummate and evidence such transfer.

(iii)    If, immediately prior to the Closing, SPAC Expenses exceed Permitted SPAC Expenses, Sponsor shall, at its election, either (i) reimburse SPAC an amount equal to such excess or (ii) irrevocably forfeit and surrender a number of Sponsor SPAC Shares, equal to (x) the amount of such excess divided by (y) (1) $10.00 divided by (2) the Exchange Ratio, to SPAC for no consideration as a contribution to the capital of SPAC and shall take any other action reasonably requested by NewCo or the Company to evidence such forfeiture and surrender.

(iv)    Sponsor shall cause there to be no conversions of SPAC Class B Shares such that there are an aggregate of 7,500,000 SPAC Class B Shares outstanding as of the Closing. To the extent any such conversions occur notwithstanding the foregoing sentence, Sponsor shall transfer and/or forfeit SPAC Class B Shares in a manner that results in the other SPAC Stockholders and the Company Shareholders being in the same position economically and otherwise as they would have been in, immediately following the Closing, had such conversions not occurred.

ARTICLE II

REPRESENTATIONS AND WARRANTIES

Section 2.1    Representations and Warranties of Sponsor. Sponsor represents and warrants to and in favor of the Company as follows and acknowledges that the Company is relying upon such representations and warranties in entering into this Agreement and the Transaction Agreement:

(a)    Sponsor is a limited liability company duly formed, validly existing and in good standing under the Laws of the State of Delaware.

(b)    Sponsor has the requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated by this Agreement. This Agreement has been duly authorized by all necessary corporate action on the part of Sponsor. This Agreement has been duly and validly executed and delivered by Sponsor and constitutes a legal, valid and binding agreement of Sponsor (assuming that this Agreement has been duly authorized, executed and delivered by the other Parties) enforceable against Sponsor in accordance with its terms (subject to applicable bankruptcy, insolvency, reorganization, moratorium or other Laws affecting generally the enforcement of creditors’ rights and subject to general principles of equity).

(c)    Sponsor is the sole holder of, record and beneficial owner of, or exercises control or direction over, and at the Effective Time and at all times between the date hereof and the Effective Time, Sponsor will be the sole holder of, record and beneficial owner of, or exercise control or direction over, all the SPAC Sponsor Shares, with good title thereto, free and clear of all Liens (other than transfer restrictions under this Agreement and the Letter Agreement.

(d)    Except as contemplated by the Transaction Agreement or the Governing Documents of Sponsor, no Person has any contractual right or privilege for the purchase or acquisition from Sponsor of any of the SPAC Sponsor Shares or for the right to vote any of the SPAC Sponsor Shares.

(e)    There are no Proceedings in progress or pending before any Governmental Entity or, to the knowledge of Sponsor, threatened against Sponsor that would adversely affect in any manner the ability of Sponsor to enter into this Agreement and to perform its obligations hereunder in any material respect.

(f)    No consent, approval, order or authorization of, or designation, declaration or filing with, any Person is required on the part of Sponsor with respect to the execution, delivery or performance of its obligations under this Agreement by Sponsor, the performance by Sponsor of its obligations under this Agreement and the completion of the transactions contemplated by this Agreement, other than those which are contemplated by the Transaction Agreement.

(g)    None of the execution or delivery by Sponsor of this Agreement, the performance by Sponsor of its obligations hereunder or the consummation of the transactions contemplated hereby or pursuant to the Transaction Agreement will, directly or indirectly (with or without due notice or lapse of time or both), (i) result in a violation or breach of any provision of the Governing Documents of Sponsor, (ii) result in a violation or breach of, or constitute a default or give rise to any right of termination, Consent, cancellation, amendment, modification, suspension, revocation or acceleration under, any of the terms, conditions or provisions of any Contract to which Sponsor is a party, (iii) violate, or constitute a breach under, any Order or applicable Law to which Sponsor or any of its properties or assets are subject or bound or (iv) result in the creation of any Lien upon the SPAC Sponsor Shares of Sponsor, except, in the case of any of clauses (ii) through (iv) above, as would not adversely affect the ability of Sponsor to perform, or otherwise comply with, any of its covenants, agreements or obligations hereunder in any material respect.

(h)    The execution, delivery and performance by Sponsor of this Agreement and the consummation by Sponsor of the transactions contemplated hereby do not and will not (i) conflict with or violate any Law applicable to Sponsor, (ii) require any consent, approval or authorization of, declaration, filing or registration with, or notice to, any person or entity, (iii) result in the creation of any encumbrance on any Sponsor SPAC Shares (other than under this Agreement, the Transaction Agreement, including the other Ancillary Agreements and the Letter Agreement) or (iv) conflict with or result in a breach of or constitute a default under any provision of Sponsor’s Governing Documents.

ARTICLE III

GENERAL

Section 3.1    Termination. This Agreement shall automatically terminate, without any notice or other action on the part of any Party, upon the earliest to occur of the following:

(a)    the Effective Time;

(b)    the date upon which the Parties agree in writing to terminate this Agreement; and

(c)    the date of earlier termination of the Transaction Agreement in accordance with its terms;

provided, however, if this Agreement is terminated pursuant to the foregoing clause (a), Section 1.1(b) and Section 1.1(c) shall survive in accordance with their terms.

Section 3.2    Fiduciary Duties. Notwithstanding anything in this Agreement to the contrary, (a) Sponsor makes no agreement or understanding herein in any capacity other than in Sponsor’s capacity as a record holder and/or beneficial owner of the SPAC Sponsor Shares and (b) to the extent applicable, nothing herein will be construed to limit or affect any action or inaction by Sponsor or any representative of Sponsor serving as a member of the board of directors of SPAC or as an officer or employee of SPAC, in each case, acting in such person’s capacity as a director, officer or employee of SPAC.

Section 3.3    Effect of Termination. If this Agreement is terminated pursuant to Section 3.1, this Agreement shall become void and of no force and effect and no Party will have any liability or further obligation to the other Party hereunder; provided, however, if this Agreement is terminated pursuant to Section 3.1(a), Section 1.1(b) and Section 1.1(c) shall survive in accordance with their terms. Notwithstanding the foregoing or anything to the contrary in this Agreement, (i) the termination of this Agreement shall not affect any Liability on the part of any Party for a Willful Breach of any covenant or agreement set forth in this Agreement prior to such termination or Fraud and (ii) this ARTICLE III shall survive the termination of this Agreement. For purposes of this Section 3.3, (x) “Willful Breach” means an intentional and material breach of this Agreement by a Party that is a consequence of an act undertaken or a failure to act by the breaching Party with the knowledge that the taking of such act or such failure to act would, or would reasonably be expected to, constitute or result in a breach of this Agreement and (y) “Fraud” means an act or omission by a Party, and requires: (a) a false or incorrect representation or warranty expressly set forth in this Agreement, (b) with actual knowledge (as opposed to constructive, imputed or implied knowledge) by the Party making such representation or warranty that such representation or warranty expressly set forth in this Agreement is false or incorrect, (c) an intention to deceive another Party, to induce him, her or it to enter into this Agreement, (d) another Party, in justifiable or reasonable reliance upon such false or incorrect representation or warranty expressly set forth in this Agreement, causing such Party to enter into this Agreement, and (e) another Party to suffer damage by reason of such reliance. For the avoidance of doubt, “Fraud” does not include any claim for equitable fraud, promissory fraud, unfair dealings fraud or any torts (including a claim for fraud or alleged fraud) based on negligence or recklessness.

Section 3.4    Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given) by delivery in person, by e-mail (having obtained electronic delivery confirmation thereof), or by registered or certified mail (postage prepaid, return receipt requested) (upon receipt thereof) to the other Parties as follows:

(a)	if to Sponsor, SPAC or prior to the Closing Date, NewCo:

CDPM Sponsor Group, LLC

DPCM Capital, Inc.

D-Wave Quantum Inc.

382 NE 191 Street, #24148

Miami, FL 33179

Attention: Emil Michael

Email:       legal@dpcmcapital.com

with a copy (which shall not constitute notice) to:

Greenberg Traurig, P.A.

333 SE 2nd Avenue

Miami, FL 33131

Attention:     Alan I. Annex, Esq.

Email:          AnnexA@gtlaw.com

(b)	if to the Company or NewCo on or after the Closing Date:

D-Wave Systems Inc.

D-Wave Quantum Inc.

3033 Beta Avenue

Burnaby, BC V5G 4M9

Attention:    Tanya Rothe

Email:          legal@dwavesys.com

with a copy (which shall not constitute notice) to:

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, NY 10019

Attention: Adam M. Givertz

                 Ian M. Hazlett

E-mail:     agivertz@paulweiss.com

       ihazlett@paulweiss.com

or to such other address as the Party to whom notice is given may have previously furnished to the others in writing in the manner set forth above. Any demand, notice or other communication given by personal delivery will be conclusively deemed to have been given on the day of actual delivery thereof and, if given by electronic communication, on the day of transmittal thereof if given during the normal business hours of the recipient and on the Business Day during which such normal business hours next occur if not given during such hours on any day.

Section 3.5    Benefit of Agreement. This Agreement shall be for the sole benefit of the Parties and their respective successors and permitted assigns and is not intended, nor shall be construed, to give any Person, other than the Parties and their respective successors and assigns, any legal or equitable right, benefit or remedy of any nature whatsoever by reason this Agreement.

Nothing in this Agreement, expressed or implied, is intended to or shall constitute the Parties, partners or participants in a joint venture.

Section 3.6    Non-Recourse. Except for claims pursuant to the Transaction Agreement or any other Ancillary Document by any party or parties thereto against any other party or parties thereto on the terms and subject to the conditions therein, each Party agrees that (a) this Agreement may only be enforced against, and any action for breach of this Agreement may only be made against, the Parties, and no claims of any nature whatsoever (whether in tort, contract or otherwise) arising under or relating to this Agreement, the negotiation hereof or its subject matter, or the transactions contemplated hereby shall be asserted against any Company Non-Party Affiliate or any SPAC Non-Party Affiliate (other than Sponsor), and (b) no Company Non-Party Affiliate or SPAC Non-Party Affiliate (other than Sponsor) shall have any Liability arising out of or relating to this Agreement, the negotiation hereof or its subject matter, or the transactions contemplated hereby, including with respect to any claim (whether in tort, contract or otherwise) for breach of this Agreement or in respect of any written or oral representations made or alleged to be made in connection herewith, or for any actual or alleged inaccuracies, misstatements or omissions with respect to any information or materials of any kind furnished in connection with this Agreement, the negotiation hereof or the transactions contemplated hereby.

Section 3.7    Further Assurances. Subject to the provisions of this Agreement, the Parties will, from time to time, do all acts and things and execute and deliver all such further documents and instruments, as the other Parties may, reasonably require to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement.

Section 3.8    Incorporation by Reference. Sections 10.1 (Non-Survival), 10.2 (Entire Agreement; Assignment), 10.3 (Amendment), 10.5 (Governing Law), 10.7 (Construction; Interpretation), 10.10 (Severability), 10.11 (Counterparts; Electronic Signatures), 10.14 (Extension; Waiver), 10.15 (Waiver of Jury Trial), 10.16 (Submission to Jurisdiction) and 10.17 (Remedies) of the Transaction Agreement are incorporated herein and shall apply to this Agreement mutatis mutandis.

[The remainder of this page has been intentionally left blank.]

IN WITNESS OF WHICH, the Parties have executed this Agreement as of the date first written above.

SPAC:

DPCM CAPITAL, INC.

By:	/s/ Emil Michael
Name:	Emil Michael
Title:	Chief Executive Officer

SPONSOR:

CDPM SPONSOR GROUP, LLC

By:	/s/ Emil Michael
Name:	Emil Michael
Title:	Manager

COMPANY:

D-WAVE SYSTEMS INC.

By:	/s/ Alan Baratz
Name:	Alan Baratz
Title:	CEO

NEWCO:

D-WAVE QUANTUM INC.

By:	/s/ Emil Michael
Name:	Emil Michael
Title:	President

[Signature Page – Sponsor Support Agreement]

Exhibit 10.4

Final Form

REGISTRATION RIGHTS AND LOCK-UP AGREEMENT

THIS REGISTRATION RIGHTS AND LOCK-UP AGREEMENT (this “Agreement”), dated as of [•], 2022, is made and entered into by and among D-Wave Quantum Inc., a Delaware corporation (the “Company”), each former holder of shares of Class B common stock, par value $0.0001 per share, of DPCM Capital, Inc., a Delaware corporation (“DPCM”), who received NewCo Common Shares (“Founder Shares”) pursuant to the Transaction Agreement (each such party, a “Founder”), and each former shareholder of D-Wave Systems Inc., a British Columbia corporation (“D-Wave”), who received NewCo Common Shares (“D-Wave Shares”) or Exchangeable Shares pursuant to the Transaction Agreement (each such party, a “D-Wave Holder”). The Founders, the D-Wave Holders and any person or entity who hereafter becomes a party to this Agreement pursuant to Section 4.2, are each referred to herein as a “Holder.”

RECITALS

WHEREAS, the Company has entered into that certain Transaction Agreement (the “Transaction Agreement”), dated as of February 7, 2022, by and among the Company, D-Wave, DPCM, DWSI Holdings Inc., a Delaware corporation and a direct, wholly-owned subsidiary of the Company, DWSI Canada Holdings ULC, a British Columbia unlimited liability company and a direct, wholly-owned subsidiary of the Company, and D-Wave Quantum Technologies Inc., a British Columbia corporation and a direct, wholly-owned subsidiary of CallCo;

WHEREAS, pursuant to the transactions contemplated by the Transaction Agreement, the D-Wave Holders received D-Wave Shares and/or Exchangeable Shares and the Founders received Founder Shares upon the closing of such transactions (the “Closing”);

WHEREAS, DPCM and CDPM Sponsor Group, LLC, a Delaware limited liability company (the “Sponsor”), are party to that certain Warrant Purchase Agreement, dated October 20, 2020, pursuant to which the Sponsor purchased 8,000,000 warrants (the “Private Placement Warrants”) in private placement transactions occurring simultaneously with the closing of DPCM’s initial public offering;

WHEREAS, in connection with the Transaction, the Company and DPCM have entered into separate Subscription Agreements (the “Subscription Agreements”) in respect of the PIPE Financing;

WHEREAS, DPCM and the Founders are party to that certain Registration and Shareholder Rights Agreement dated October 20, 2020 (the “Existing Registration Rights Agreement”), pursuant to which, among other matters, such Founders were granted certain registration rights with respect to DPCM securities then held by the Founders; and

WHEREAS, pursuant to the Plan of Arrangement, the Company, the Founders and the D-Wave Holders were deemed to be parties to this Agreement for the provision of certain registration rights and transfer restrictions with respect to certain securities of the Company as if they had executed this Agreement.

NOW, THEREFORE, in consideration of the representations, covenants and agreements contained herein, and certain other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

ARTICLE I

DEFINITIONS

1.1 Definitions. The terms defined in this Article I shall, for all purposes of this Agreement, have the respective meanings set forth below. Capitalized terms used herein and not otherwise defined have the meanings set forth in the Transaction Agreement.

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by or under common control with such Person; provided that no Holder or other security holder of the Company shall be deemed an Affiliate of the Company or another member of the Company Group or an Affiliate of any other security holder of the Company solely by reason of any investment in the Company or the existence or exercise of any rights or obligations under this Agreement or the Company Securities held by such security holder. For the purpose of this definition, the term “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise; provided that, with respect to a Holder, the members of the Company Group shall be deemed to not be Affiliates of such Holder (without prejudice to whether a Holder may be deemed to be an Affiliate of a member of the Company Group).

“Agreement” has the meaning given in the Preamble.

“Board” means the Board of Directors of the Company.

“Bought Deal” means any of (i) a block trade of Registrable Securities, or (ii) an “overnight” underwritten offering of Registrable Securities without a prior marketing process, in each case, pursuant to an agreement among the Company, one or more underwriters and other Persons and a Shelf Prospectus Supplement. For the avoidance of doubt, any sale of Registrable Securities by a Holder to one or more underwriters that does not require a new Registration Statement or Shelf Prospectus Supplement shall be deemed not to be a Bought Deal.

“Business Day” means any day except a Saturday, Sunday or other day on which commercial banks in (i) New York City, New York, in the United States of America or (ii) Vancouver, British Columbia, in Canada, are authorized by law to close.

“Commission” means the U.S. Securities and Exchange Commission.

“Company” has the meaning given in the Preamble.

“Company Group” means the Company and its Subsidiaries (including any present or future direct or indirect Subsidiaries).

“Company Securities” means (i) the NewCo Common Shares, (ii) any securities convertible into or exchangeable for NewCo Common Shares and (iii) any options, warrants or other rights to acquire NewCo Common Shares. For the avoidance of doubt, the term “Company Securities” includes the Exchangeable Shares.

“Damages” means any and all losses, claims, damages, liabilities and expenses (including reasonable and documented expenses of investigation and reasonable attorneys’ fees and expenses).

“D-Wave Holders” has the meaning given in the Preamble.

“D-Wave Lock-up Period” means the period ending on the earlier of (A) six (6) months following the Closing and (B) the date on which (x) the last reported sale price of the NewCo Common Shares equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any twenty (20) trading days within any thirty (30) consecutive trading day period commencing after the ninetieth (90th) day following the Closing or (y) the completion by the Company of a liquidation, merger, stock exchange, reorganization or other similar transaction that results in all of the Company’s public shareholders having the right to exchange their NewCo Common Shares for cash, securities or other property.

“D-Wave Shares” has the meaning given in the Recitals.

“Demand Registration” has the meaning given in subsection 2.1.1.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.

“Excluded Registration” means a registration or qualification (i) on Form S-8 or S-4 (or similar form that relates to a transaction subject to Rule 145 under the Securities Act) any successor forms or any substantially equivalent forms, (ii) relating to Company Securities issuable upon exercise of employee equity awards or in connection with any employee benefit or similar plan of the Company or (iii) in connection with an offering of debt securities of a member of the Company Group convertible into or exchangeable for capital stock or other securities of a member of the Company Group and any capital stock or other securities of a member of the Company Group issuable upon the conversion or exchange of such debt securities.

“Existing Registration Rights Agreement” has the meaning given in the Recitals hereto.

“FINRA” means the Financial Industry Regulatory Authority.

“Founder Lock-up Period” means (i) with respect to the Founder Shares, the period ending on the earlier of (A) one (1) year following the Closing and (B) the date on which (x) the last reported sale price of the NewCo Common Shares equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any twenty (20) trading days within any thirty (30) consecutive trading day period commencing after the one hundred and fiftieth (150th) day following the Closing, or (y) the completion by the Company of a liquidation, merger, stock exchange, reorganization or other similar transaction that results in all of the Company’s public shareholders having the right to exchange their NewCo Common Shares for cash, securities or other property, and (ii) with respect to the Private Placement Warrants, thirty (30) days after the Closing.

“Founder Shares” has the meaning given in the Recitals hereto.

“Holders” has the meaning given in the Preamble.

“Holders Counsel” means one law firm or other legal counsel for all Registering Shareholders selected by the Registering Shareholders holding at least a majority of the Registrable Securities to be sold for the account of all Registering Shareholders in the offering and one or more local counsels for any of the Registering Shareholders.

“Indemnified Party” has the meaning given in subsection 2.8.1.

“Indemnifying Party” has the meaning given in subsection 2.8.1.

“Insider Letter” means that certain letter agreement, dated as of October 20, 2020, by and among DPCM, the Sponsor and the Founders, as in effect immediately prior to the Closing.

“Inspectors” has the meaning given in subsection 2.5.7.

“Lock-up Period” means, as applicable, the D-Wave Lock-up Period or the Founder Lock-Up Period.

“Maximum Offering Size” has the meaning given in subsection 2.1.5.

“National Securities Exchange” means the New York Stock Exchange, NYSE American, Nasdaq Global Select Market, Nasdaq Global Market or Nasdaq Capital Market.

“Permitted Transferees” means: (a) any direct or indirect general partner, limited partner, shareholder, member or owner of similar equity interests in the Holder or any related investment funds or vehicles controlled or managed by such Persons or their respective Affiliates; (b) a trust, or other entity formed for estate planning purposes for the primary benefit of the spouse, domestic partner, parent, sibling, child or grandchild of the Holder or any other person with whom the Holder has a relationship by blood, marriage or adoption not more remote than first cousin; or (c) any Affiliate of the Holder.

“Person” means an individual, corporation, limited liability company, partnership, association, trust or other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

“Piggyback Registration” has the meaning given in subsection 2.2.1.

“Private Placement Warrants” has the meaning given in the Recitals hereto.

“Preliminary Prospectus” means a preliminary prospectus that is a part of a Registration Statement filed with the SEC.

“Prospectus” means a final prospectus contained within a Registration Statement proposed to be filed with the Commission (which includes, for greater certainty, a final prospectus omitting pricing information in accordance with Rule 430A under the Securities Act).

“Public Offering” means a public offering of Company Securities pursuant to an effective Registration Statement, other than pursuant to a registration statement on Form S-4 or Form S-8, or any successor form.

“Public Offering Launch” means the earlier of (i) the commencement of marketing or a “roadshow” by underwriters in connection with a Public Offering or (ii) the filing of a Preliminary Prospectus or preliminary Shelf Prospectus Supplement with the Commission in which such Preliminary Prospectus or Shelf Prospectus Supplement contains an estimated price range.

“Public Offering Pricing” means the approval of a price for securities to be sold in a Public Offering by the Company (whether by the Board, a pricing committee thereof or other Persons to which such approval has been properly delegated), which may be evidenced by the entry into an underwriting agreement or purchase agreement by the Company or any Holders selling securities in the Public Offering.

“Records” has the meaning given in subsection 2.5.7.

“Registrable Securities” means, in each case for so long as held by a Holder, (a) the Founder Shares, (b) the Private Placement Warrants, (c) the D-Wave Shares, (d) the NewCo Common Shares issued or issuable upon the exercise of any Private Placement Warrants, (e) any outstanding NewCo Common Shares or any other equity security (including the NewCo Common Shares issued or issuable upon the exercise or conversion of any other equity security including Exchangeable Shares) of the Company held by a Holder as of immediately following the Closing, and (f) any other issued or issuable Company Security; provided, however, that, as to any particular Registrable Security, such securities shall cease to be Registrable Securities when: (i) a

Registration Statement covering the offering and sale of such securities has been declared effective by the Commission and such securities have been disposed of pursuant to such effective Registration Statement; (ii) such securities have been sold or may be sold to the public by such Holder without volume or manner of sale limitation under Rule 144 promulgated under the Securities Act; or (iii) such securities are otherwise Transferred and such securities may be resold by the Transferee under the same circumstances described in the immediately preceding clause (ii).

“Registration Expenses” means any and all expenses incident to the performance of or compliance with any registration, qualification or marketing of Registrable Securities, including all (i) registration, qualification and filing fees, and all other fees and expenses payable in connection with the listing of securities on any securities exchange or automated interdealer quotation system, (ii) fees and expenses of compliance with any securities laws or “blue sky” laws (including reasonable fees and disbursements of counsel in connection therewith) of any applicable jurisdiction, (iii) expenses in connection with the preparation, printing, mailing and delivery of any Registration Statement, prospectuses and other documents in connection therewith and any amendments or supplements thereto, (iv) security engraving and printing expenses, (v) internal expenses of the Company (including all salaries and expenses of its officers and employees performing legal or accounting duties), (vi) reasonable fees and disbursements of counsel for the Company and customary fees and expenses for independent certified public accountants retained by the Company (including the expenses relating to any comfort letters or costs associated with the delivery by independent certified public accountants of any comfort letters requested pursuant to subsection 2.5.8), (vii) reasonable fees and expenses of any special experts retained by the Company in connection with such registration, (viii) reasonable and documented fees, out-of-pocket costs, and expenses of the Holders and Holders Counsel, (ix) fees and expenses in connection with any review by FINRA or comparable governmental or self-regulatory authority of the underwriting arrangements or other terms of the offering, and all fees and expenses of any “qualified independent underwriter,” including the fees and expenses of any counsel thereto, (x) fees and disbursements of underwriters customarily paid by issuers or sellers of securities, but excluding any underwriting fees, discounts and commissions and transfer taxes attributable to the sale of Registrable Securities, (xi) costs of printing and producing any agreements among underwriters, underwriting agreements, any “wrapper,” “blue sky” or legal investment memoranda and any selling agreements and other documents in connection with the offering, sale or delivery of the Registrable Securities, (xii) transfer agents’ and registrars’ fees and expenses and the fees and expenses of any other agent or trustee appointed in connection with such offering, (xiii) expenses relating to any analyst or investor presentations or any “road shows” undertaken in connection with the registration, marketing or selling of the Registrable Securities, (xiv) fees and expenses payable in connection with any ratings of the Registrable Securities, including expenses relating to any presentations to rating agencies and (xv) all out-of-pocket costs and expenses incurred by the Company or its appropriate officers in connection with their compliance with subsection 2.5.12.

“Registration Requirements” means, with respect to one or more Holders, that such Holder is not able to freely resell Registrable Securities without volume or manner of sale restrictions under Rule 144 promulgated under the Securities Act.

“Registration Statement” means any registration statement that covers the Registrable Securities pursuant to the provisions of this Agreement (including Form S-1, Form S-3 or any successor or equivalents to such forms), including the Prospectus included in such registration statement, amendments (including post-effective amendments) and supplements to such registration statement, and all exhibits to and all material incorporated by reference in such registration statement.

“Registering Shareholders” has the meaning given subsection 2.1.1.

“Related Fund” means, with respect to any Person, (i) an Affiliate of such Person; or (ii) any fund, account or investment vehicle that is controlled, managed, advised or sub-advised by such Person, an Affiliate of such Person, the same investment manager, advisor or sub-advisor of such Person or an Affiliate of such investment manager, advisor or sub-advisor; provided that, with respect to a Holder, the members of the Company Group shall be deemed to not be Related Funds of such Holder (without prejudice to whether a Holder may be deemed to be a Related Fund of a member of the Company Group).

“Requesting Shareholders” has the meaning given in subsection 2.1.1.

“Restricted Securities” means (i) with respect to the Founder Lock-up Period, (a) the Founder Shares and (b) the Private Placement Warrants, and (ii) with respect to the D-Wave Lock-up Period, (a) the D-Wave Shares and (b) the Exchangeable Shares. For the avoidance of doubt, securities issued pursuant to the PIPE Financing shall not constitute Restricted Securities.

“roadshow” has the meaning given in Section 2.6.

“Securities Act” means the U.S. Securities Act of 1933, as amended.

“Selling Shareholder Information” means the name of a Registering Shareholder selling Company Securities pursuant to a Demand Registration or Piggyback Registration, the amount of Company Securities offered and the address and other information (excluding percentages) with respect to such Registering Shareholder that appear (or are required by applicable law and rule or regulation of an applicable governmental authority or securities exchange) in a table and corresponding footnotes in the Registration Statement, Preliminary Prospectus, Prospectus, Shelf Prospectus or Shelf Prospectus Supplement or any amendment or supplement thereto.

“Shelf Prospectus” means a prospectus filed as part of a Registration Statement with the Commission pursuant to a Shelf Registration.

“Shelf Prospectus Supplement” means a prospectus supplement filed with the Commission with respect to a Registration Statement for which a Shelf Prospectus has been filed.

“Shelf Registration” means a proposed registration of securities pursuant to a registration statement on a delayed or continuous offering basis pursuant to Rule 415 or any similar provision that may be adopted by the Commission.

“Sponsor” has the meaning given in the Preamble.

“Subscription Agreements” has the meaning given in the Recitals hereto.

“Subsidiary” means, with respect to any Person, any entity of which securities or other ownership interests having ordinary voting power to elect at least a majority of the board of directors or other persons performing similar functions are at the time directly or indirectly owned by such Person.

“Transaction Agreement” has the meaning given in the Recitals hereto.

“Transfer” means, with respect to any Company Securities, (i) when used as a verb, to sell, assign, dispose of, exchange, pledge, encumber, hypothecate or otherwise transfer such Company Securities or any participation or interest therein, whether directly or indirectly (including pursuant to a derivative transaction), or agree or commit to do any of the foregoing, and (ii) when used as a noun, a direct or indirect sale, assignment, disposition, exchange, pledge, encumbrance, hypothecation, or other transfer of such Company Securities or any participation or interest therein or any agreement or commitment to do any of the foregoing. “Transferred,” “Transferor” and “Transferee” shall have correlative meanings.

ARTICLE II

REGISTRATION RIGHTS

2.1 Demand Registration.

2.1.1 If at any time and from time to time on or after the date hereof, the Company shall receive a request from one or more Holders (such Holders, the “Requesting Shareholders”) that the Company, effect a registration under the Securities Act of all or any portion of the Requesting Shareholder’s Registrable Securities, specifying the intended method of disposition thereof, including whether to be conducted via an underwritten offering (each such request shall be referred to herein as a “Demand Registration”), the Company shall use its reasonable best efforts to effect, as expeditiously as possible, and in no event later than 45 Business Days after the receipt of such request, the filing of a Registration Statement and the effectiveness of the Demand Registration, subject to the restrictions set forth in this ARTICLE II. The Company shall give reasonably prompt notice of a Demand Registration (and in no event later than 15 Business Days or 5 Business Days in the case of a Bought Deal prior to the anticipated filing date of the Registration Statement relating to such Demand Registration) to the other Holders with respect to all other Registrable Securities of the same class as those requested to be registered by the Requesting Shareholders (all such Holders, together with the Requesting Shareholders, and any other Holders participating in a Demand Registration or Piggyback Registration, the “Registering Shareholders”) that such Holders have the right to request the Company to register by request received by the Company within 10 Business Days, or 2 Business Days in the case of a Bought Deal, after the date of the Company’s notice of the Demand Registration, and the Company shall use reasonable best efforts to include all Registrable Securities requested to be registered by the Registering Shareholders in such Registration Statement. Notwithstanding the foregoing, the Company shall not be obligated to effect a Demand Registration (i) unless the aggregate proceeds expected to be received from the sale of the Registrable Securities requested to be included in such Demand Registration equals or exceeds $30,000,000 and (ii) if the Company shall have effected a Demand Registration in which Holders had the opportunity to sell Registrable Securities within the three-month period prior to receipt of the Demand Registration.

2.1.2 At any time prior to the Public Offering Launch of a Demand Registration, the Requesting Shareholders may revoke such request, without liability to any of the other Registering Shareholders, by providing a notice to the Company revoking such request.

2.1.3 The Company shall be liable for and pay all Registration Expenses in connection with any Demand Registration, regardless of whether (i) such Demand Registration is completed or (ii) a Requesting Shareholder sells Registrable Securities pursuant to such Demand Registration.

2.1.4 A Demand Registration shall be deemed not to have occurred:

(a) unless the Public Offering Pricing has been completed and a final Prospectus or Shelf Prospectus Supplement relating to the applicable Registration Statement containing pricing information has been filed with the Commission; provided that a Demand Registration shall be deemed not to have occurred if either (1) such Registration Statement is interfered with by any cease trade or stop order, injunction or other order or requirement of the Commission or any other governmental agency or court or (2) less than 75% of the Registrable Securities included in such Registration Statement have been sold thereunder; or

(b) if the Maximum Offering Size is reduced in accordance with subsection 2.1.5 such that less than 75% of the Registrable Securities of the Requesting Shareholders sought to be included in such registration are included.

2.1.5 If a Demand Registration involves an underwritten Public Offering and the managing underwriters advise the Company and the Registering Shareholders that, in their view, the amount of Registrable Securities requested to be included in such Demand Registration (including any securities that the Company proposes to include) exceeds the largest amount of Registrable Securities that can be sold without having an adverse effect on such offering, including the price at which such Registrable Securities can be sold (the “Maximum Offering Size”), the Company shall include in such registration, in the priority listed below, up to the Maximum Offering Size:

(a) first, all Registrable Securities requested to be registered by the Registering Shareholders (allocated, if necessary for the offering not to exceed the Maximum Offering Size, pro rata among such Persons on the basis of the relative number of Registrable Securities beneficially owned by such Registering Shareholders); and

(b) second, any securities proposed to be registered by any other Persons (including the Company), with such priorities among them as the Company shall determine.

2.1.6 The Company may postpone effecting a Demand Registration on one occasion during any period of twelve consecutive months for a reasonable time specified in the notice but not exceeding 60 days (which period may not be extended or renewed), if the Company provides a certificate signed by the principal executive officer of the Company stating that in the good faith judgement of the Board that it would be seriously detrimental to the Company and its shareholders for such Demand Registration to be effected at such time. It is agreed that the existence or anticipation of a material acquisition or financing activity will be sufficient reason for the Company to postpone a Demand Registration.

2.1.7 At any time that Holders may request a Demand Registration, upon the request of one or more Holders that satisfy the Registration Requirements, the Company shall use its reasonable best efforts to file a Registration Statement for a Shelf Registration with respect to the Registrable Securities and to cause such Shelf Registration to become effective as soon as practicable thereafter. Any request for the

Company to prepare and file a Shelf Prospectus Supplement pursuant to a Shelf Registration in any underwritten Public Offering shall be deemed to be a Demand Registration subject to the provisions of subsection 2.1.1; provided, that for purposes of such Shelf Prospectus Supplement, the reference to 45 business days in subsection 2.1.1 shall be deemed to be 25 business days; provided, further that none of (x) the filing of a Shelf Prospectus or (y) the filing of Shelf Prospectus Supplement that does not relate to an underwritten Public Offering and is only for the purpose of updating a Shelf Prospectus with the identities of any selling shareholders, the amounts of securities to be sold and any related information required by the applicable Registration Statement, shall constitute a Demand Registration subject to the provisions of subsection 2.1.1; provided, further, that no Holder may request a Shelf Registration pursuant to this subsection 2.1.7 if such Holder’s Registrable Securities may, at the time of such request, be resold pursuant to a Registration Statement previously filed by the Company and declared effective by the Commission. The Company shall give notice of any Shelf Registration pursuant to the procedures in subsection 2.1.1.

2.2 Piggyback Registration.

2.2.1 If at any time the Company proposes to file a Registration Statement under the Securities Act (other than an Excluded Registration), whether or not for sale for its own account or for the account of stockholders of the Company, the Company shall at each such time give prompt notice at least 15 Business Days, or 5 Business Days in the case of a Bought Deal, prior to the anticipated filing date of the Registration Statement relating to such registration to each Holder, which notice shall set forth such Holder’s rights under this Section 2.2 and shall offer such Holder the opportunity to include in such Registration Statement the number of Registrable Securities of the same class or series as those proposed to be registered as each such Holder may request (a “Piggyback Registration”), subject to the provisions of subsection 2.2.2. Upon the request of any such Holder made within 10 Business Days, or 2 Business Days in the case of a Bought Deal, after the receipt of notice from the Company (which request shall specify the number of Registrable Securities intended to be registered by such Holder), the Company shall use its reasonable best efforts to file a Registration Statement for all Registrable Securities that the Company has been so requested to register by all such Registering Shareholders; provided that (i) if such registration involves an underwritten Public Offering, all such Registering Shareholders must agree to sell their Registrable Securities to the underwriters selected as provided in subsection 2.5.6(a) on the same terms and conditions as apply to the Company or the Requesting Shareholders, as applicable, and (ii) at any time after giving notice of its intention to register any Registrable Securities pursuant to this subsection 2.2.1 and prior to the Public Offering Pricing for such Piggyback Registration, the Company (whether on its own good faith determination or as the result of a request for withdrawal by persons pursuant to separate written contractual obligations) may withdraw a Registration Statement filed in connection with a Piggyback Registration, by giving notice to all such Registering Shareholders and, thereupon, shall be relieved of its obligation to register any Registrable Securities in connection with such Registration Statement. The Company shall pay all Registration Expenses in connection with each Piggyback Registration, regardless of whether (i) such Piggyback Registration is completed or (ii) a Requesting Shareholder sells Registrable Securities pursuant to such Piggyback Registration. For purposes of clarity, any registration of Registrable Securities effected pursuant to this Section 2.2 shall not be counted as a registration pursuant to a Demand Registration effected under Section 2.1.

2.2.2 If a Piggyback Registration involves an underwritten Public Offering (other than any Demand Registration, in which case the provisions with respect to priority of inclusion in such offering set forth in subsection 2.1.5 shall apply) and the managing underwriters, in good faith, advise the Company that, in its view, the number of Registrable Securities that the Company and such Registering Shareholders intend to include in such registration exceeds the Maximum Offering Size, the Company shall include in such registration, in the following priority, up to the Maximum Offering Size:

(a) first, so much of the Registrable Securities proposed to be registered for the account of the Company as would not cause the offering to exceed the Maximum Offering Size;

(b) second, all Registrable Securities requested to be included in such registration by any Registering Shareholders pursuant to Section 2.2 (allocated, if necessary for the offering not to exceed the Maximum Offering Size, pro rata among such Registering Shareholders on the basis of the relative amount of Registrable Securities so requested to be included in such registration by each); and

(c) third, any securities proposed to be registered for the account of any other Persons with such priorities among them as the Company shall determine.

2.3 Restriction on Demand Registration and Piggyback Registration. For the avoidance of doubt and notwithstanding anything to the contrary contained in this Agreement or the effectiveness of any Registration Statement, no sales of Registrable Securities shall be effected by any Holder until after the expiration of the applicable Lock-up Period in accordance with ARTICLE III. In addition, during any Lock-Up Period, the Company shall not be required to file any Registration Statement pursuant to any request for Demand Registration of Shelf Registration made by Requesting Shareholders subject to the applicable Lock-Up Period; provided, that the Company shall include all of the Registrable Securities as part of the Registration Statement to be filed in respect of the securities issued pursuant to the PIPE Financing, as contemplated by the Subscription Agreements, unless any Holder (x) expressly requests that its Registrable Securities not be included in such Registration Statement or (y) fails to promptly furnish in writing to the Company such information regarding the distribution of such Holder’s Registrable Securities as the Company may reasonably request and such other information as may be legally required in connection with such registration.

2.4 Transfer Restrictions.

2.4.1 Subject to subsection 2.4.3, in connection with any underwritten Public Offering and if required by the Board after consultation with the managing underwriters, no Registering Shareholder that is selling securities in such Public Offering shall Transfer any Company Securities (or any securities convertible into or exchangeable or exercisable for such Company Securities), other than any Company Securities sold to the managing underwriters, or exercise any registration rights with respect to such Company Securities from the Public Offering Launch for up to 90 days (or such shorter time as determined by the managing underwriters) following the date of a final Prospectus or Shelf Prospectus Supplement filed for such Public Offering.

2.4.2 Any Person restricted under subsection 2.4.1 shall execute a customary lock-up agreement with the underwriters, which shall be consistent with the provisions described under this Section 2.4 and otherwise provide for customary exceptions as negotiated by the Company with the managing underwriters. Any such executed lock-up agreement shall be deemed to replace the restrictions under Section 2.4.

2.4.3 No Holder shall be subject to the restrictions of this Section 2.4 unless all members of the Board, all officers of the Company, and all Holders selling securities in such Public Offering are subject to this Section 2.4 or similar lock-up restrictions. If the Company or the underwriters grant a waiver or release under this Section 2.4, any lock-up agreement or any substantially similar restrictions to any Person or entity that beneficially owns 1% or more of the outstanding capital stock of the Company, then all Holders shall be deemed to receive the same waiver or release to the same extent and on the same terms as such other Person for the same number of Company Securities as waived or released for such other Person; provided that if such waiver is in connection with a follow-on Public Offering, then such waiver shall only apply with respect to a Holder’s sales in such follow-on Public Offering so long as such Holder is given the opportunity to participate in such Public Offering on a ratable basis as all other Holders; provided further that this subsection 2.4.3 shall not apply (x) to any waiver or release for hardship as reasonably determined by the managing underwriters or the Board; or (y) with respect to any “net” or “cashless” exercise, or with respect to any dispositions solely to cover taxes or the payment of any exercise price, in connection with any equity awards.

2.5 Registration Procedures. In the event of a Demand Registration or Piggyback Registration, the Company shall use its reasonable best efforts to effect the registration and the sale of all Registrable Securities requested to be included by any Registering Shareholders in accordance with the intended method of disposition thereof as quickly as practicable, and, in connection with any such request:

2.5.1 The Company shall as promptly as reasonably possible prepare and file a Registration Statement on any form for which the Company then qualifies or that counsel for the Company shall deem appropriate and which form shall be available for the sale of the Registrable Securities to be registered thereunder in accordance with the intended method of distribution thereof, and use its reasonable best efforts to cause such filed Registration Statement to become and remain effective, until the earlier of (A) the time at which all of the Registrable Securities of the Registering Shareholders included in such Registration Statement shall have actually been sold thereunder and (B) in the case of a Shelf Registration, until there are no longer any Registrable Securities outstanding or, in the case of any other Demand Registration, the time at which the offering contemplated by such Registration Statement (upon the advice of the underwriters participating in such offering, if applicable) is terminated.

2.5.2 Prior to filing a Registration Statement, Preliminary Prospectus, Prospectus, Shelf Prospectus, Shelf Prospectus Supplement, or any amendment or supplement thereto, or any free writing prospectus or any other filing (in each case including all exhibits thereto and documents incorporated by reference therein) related to such Registration Statement, the Company shall, if requested, furnish without charge to Holders Counsel, each Registering Shareholder and each underwriter, if any, and such underwriter’s counsel, copies of such Registration Statement or other document as proposed to be filed, and thereafter the Company shall also furnish without charge such number of copies of such Registration Statement or other document as Holders Counsel, such Registering Shareholder, underwriter or underwriter’s counsel may reasonably request. Each Registering Shareholder shall have the right to request that the Company modify any information contained in such Registration Statement or other document pertaining to such Registering Shareholder and the Company shall use its reasonable best efforts to comply with such request; provided, however, that the Company shall not have any obligation to so modify any information if the Company reasonably expects that so doing would cause the applicable document to contain an untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading.

2.5.3 After the filing of the Registration Statement, the Company shall (i) cause the related Preliminary Prospectus or Shelf Prospectus to be supplemented by any required Prospectus or Shelf Prospectus Supplement or any amendment (including any post-effective amendment) or other supplement, and, as so amended or supplemented, to be filed, (ii) comply with the provisions of the Securities Act with respect to the disposition of all Registrable Securities covered by such Registration Statement during the applicable period in accordance with the intended methods of disposition by the Holders thereof set forth in such Registration Statement, as amended or supplemented, and (iii) promptly notify each Holder holding Registrable Securities covered by such Registration Statement of any cease trade or stop order, injunction or other order issued or threatened by the Commission or any other governmental authority or court and take all reasonable actions required to prevent the entry of such order or injunction or to remove it if entered.

2.5.4 The Company shall use its reasonable best efforts to (i) register or qualify the Registrable Securities covered by such Registration Statement under such U.S. state “blue sky” laws, or such other securities laws as any Registering Shareholder holding such Registrable Securities reasonably (in light of such Registering Shareholder’s intended plan of distribution) requests and (ii) cause such Registrable Securities to be registered with or approved by such other governmental agencies or authorities as may be necessary by virtue of the business and operations of the Company and do any and all other acts and things that may be reasonably necessary or advisable to enable such Registering Shareholder to consummate the disposition of the Registrable Securities owned by such Registering Shareholder; provided that the Company shall not be required to (A) qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify but for this subsection 2.5.4, (B) subject itself to taxation in any such jurisdiction or (C) consent to general service of process in any such jurisdiction.

2.5.5 The Company shall immediately notify each Registering Shareholder holding such Registrable Securities covered by such Registration Statement, at any time when a Prospectus or Shelf Prospectus Supplement relating thereto is required to be delivered under the Securities Act, of the occurrence of an event requiring the preparation of a supplement or amendment to such Prospectus or Shelf Prospectus Supplement so that, as thereafter delivered to the purchasers of such Registrable Securities, such Prospectus or Shelf Prospectus Supplement will not contain an untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and promptly prepare and make available to each such Registering Shareholder and file with the Commission any such supplement or amendment. Each Registering Shareholder agrees that, upon receipt of any notice from the Company of the happening of any event of the kind described in this subsection 2.5.5, such Registering Shareholder shall forthwith discontinue disposition of Registrable Securities pursuant to the Registration Statement covering such Registrable Securities until such Registering Shareholder’s receipt of the copies of the supplemented or amended Prospectus or Shelf Prospectus Supplement contemplated by subsection 2.5.5. If the Company shall give such notice, the Company shall make such supplement or amendment available as promptly as reasonably possible and shall extend the period during which such registration statement shall be maintained effective (including the period referred to in subsection 2.5.1) by the number of days during the period from and including the date of the giving of notice pursuant to this subsection 2.5.5 to the date when the Company shall make available to such Registering Shareholder a Prospectus or Shelf Prospectus Supplement supplemented or amended to conform with the requirements of subsection 2.5.5.

2.5.6 (a) A majority-in-interest of the Requesting Shareholders initiating the Demand Registration shall have the right, in their sole discretion, to select an underwriter or underwriters in connection with any Public Offering resulting from the exercise of a Demand Registration, which underwriter or underwriters may include any Affiliate of any Requesting Shareholder; and (b) the Company shall have the right, in its sole discretion, to select an underwriter or underwriters in connection with any other Public Offering, including a Piggyback Registration. In connection with any Public Offering, the Company shall enter into customary agreements (including an underwriting agreement in customary form) and take such all other actions as are reasonably required in order to expedite or facilitate the disposition of such Registrable Securities in any such Public Offering, including the engagement of a “qualified independent underwriter” if required in connection with the qualification of the underwriting arrangements with FINRA.

2.5.7 Upon execution of confidentiality agreements in form and substance reasonably satisfactory to the Company, the Company shall make available for inspection by any Holders Counsel, any Registering Shareholder and any underwriter participating in any disposition pursuant to a Registration Statement being filed by the Company pursuant to this Section 2.5 and any attorney, accountant or other professional retained by any such Holder or underwriter (collectively, the “Inspectors”), all financial and other records and pertinent corporate documents of the Company (collectively, the “Records”) as shall be reasonably necessary to enable them to exercise their due diligence responsibility, and cause the Company’s officers, directors and employees to supply all information reasonably requested by any Inspectors in connection with such Registration Statement. Records that the Company determines, in good faith, to be confidential and that it notifies the Inspectors are confidential shall not be disclosed by the Inspectors unless (i) the disclosure of such Records is necessary to avoid or correct a misstatement or omission in such Registration Statement or (ii) the release of such Records is ordered pursuant to a subpoena or other order from a court of competent jurisdiction. Each Registering Shareholder agrees that information obtained by it as a result of such inspections shall be deemed confidential and shall not be used by it or its Affiliates as the basis for any market transactions in the Registrable Securities unless and until such information is made generally available to the public. Each Registering Shareholder further agrees that, upon learning that disclosure of such Records is sought in a court of competent jurisdiction, it shall give notice to the Company and allow the Company, at its expense, to undertake appropriate action to prevent disclosure of the Records deemed confidential.

2.5.8 If requested by the managing underwriters in an underwritten Public Offering, the Company shall furnish to each underwriter (i) an opinion or opinions of legal counsel to the Company (including, for greater certainty, in the case of a Registration Statement made with the Commission, negative assurance letters or “10b-5 negative assurance letters”) and (ii) a comfort letter or comfort letters from the Company’s independent public accountants, each in customary form and covering such matters of the kind customarily covered by opinions or comfort letters, as the case may be, as the managing underwriters reasonably request.

2.5.9 The Company shall otherwise use its reasonable best efforts to comply with the Securities Act and all applicable rules and regulations of the Commission. If the Registration Statement is made with the Commission, the Company shall make available to its security holders, as soon as reasonably practicable, an earnings statement or such other document that shall satisfy the provisions of Section 11(a) of the Securities Act and the requirements of Rule 158 thereunder.

2.5.10 The Company may require each Registering Shareholder promptly to furnish in writing to the Company such information regarding the distribution of the Registrable Securities as the Company may from time to time reasonably request and such other information as may be legally required in connection with such registration.

2.5.11 The Company shall use its reasonable best efforts to list all Registrable Securities covered by such Registration Statement on any securities exchange or quotation system on which any of the Registrable Securities are then listed or traded, or have become listed in connection with the Registration Statement.

2.5.12 The Company shall have appropriate officers of the Company (i) prepare and make presentations at any “road shows” and before analysts and rating agencies, as the case may be, (ii) take other actions to obtain ratings for any Registrable Securities and (iii) otherwise use their reasonable best efforts to cooperate as reasonably requested by the underwriters in the offering, marketing or selling of the Registrable Securities.

2.5.13 The Company shall promptly notify the Holders upon receiving notice or otherwise obtaining knowledge of: (i) when the Registration Statement, any pre-effective amendment, the Prospectus or any prospectus supplement related thereto or post-effective amendment to the Registration Statement has been filed, and, with respect to the Registration Statement or any post-effective amendment, when the same has become effective, (ii) any delisting or pending delisting of the Registrable Securities by any national securities exchange or market on which the Registrable Securities are then listed or quoted, and (iii) the receipt by the Company of any notification with respect to the suspension of the qualification of any Registrable Securities for sale under the securities or “blue sky” laws of any jurisdiction or the initiation of any proceeding for such purpose.

2.5.14 The Company shall reasonably cooperate with the Holders to facilitate the timely preparation and delivery of certificates and/or book entry notations representing Registrable Securities to be delivered to a transferee pursuant to a Registration Statement, which certificates and/or book entry notations shall, subject to applicable securities laws, be free of all restrictive legends indicating that the Registrable Securities are unregistered or unqualified for resale under the Securities Act, and to enable such Registrable Securities to be in such denominations and registered in such names as any such Holder may request in writing.

2.5.15 The Company shall provide a transfer agent and registrar, which may be a single entity, and a CUSIP number for the Registrable Securities not later than the effective date of the first Registration Statement filed hereunder.

2.5.16 The Company shall reasonably cooperate with each Holder and each underwriter participating in the disposition of any Registrable Securities and their respective counsel in connection with filings required to be made with FINRA, if any.

2.6 Indemnification by the Company. (a) The Company agrees to indemnify and hold harmless each Registering Shareholder beneficially owning any Registrable Securities covered by a Demand Registration or Piggyback Registration, each such Registering Shareholder’s Affiliates and Related Funds and each of such Registering Shareholder’s and its Affiliates’ and Related Funds’ respective partners (whether general, limited or otherwise), shareholders, members, directors, officers, fiduciaries, managers, members, controlling Persons, employees and agents, and each Person, if any, who controls such Registering Shareholder or its Affiliates and Related Funds within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act from and against any and all Damages caused by, relating to, arising out of or based upon any untrue statement or alleged untrue statement of a material fact contained or incorporated by reference in any Registration Statement, Preliminary Prospectus, Prospectus, Shelf Prospectus or Shelf Prospectus Supplement, relating to the Demand Registration or Piggyback Registration, any “issuer free writing prospectus” (as defined in Rule 405 under the Securities Act), any Company information that the Company has filed, or is required to file, pursuant to Rule 433(d) under the Securities Act, any road show as defined in Rule 433(h) under the Securities Act (a “road show”) (including, with respect to any of the foregoing, any amendments or supplements thereto and all documents incorporated by reference therein), or caused by or relating to any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as such Damages are caused by or related to any such untrue statement or omission or alleged untrue statement or omission, so made based upon the Selling Shareholder Information furnished in writing to the Company by such Registering Shareholder or on such Registering Shareholder’s behalf expressly for use therein. The Company also agrees to indemnify any underwriters for the Demand Registration or Piggyback Registration, their officers and directors and each Person who controls such underwriters within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act on substantially the same basis as that of the indemnification of the Registering Shareholders provided in this Section 2.6.

2.7 Indemnification by Participating Shareholders.

2.7.1 Subject to subsection 2.7.2, each Registering Shareholder holding Registrable Securities included in any Registration Statement agrees, severally but not jointly, to indemnify and hold harmless the Company, its officers, directors and agents and each Person, if any, who controls the Company within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act from and against any and all Damages caused by, relating to or arising out of or based upon any untrue statement or alleged untrue statement of a material fact, contained in any Registration Statement, Preliminary Prospectus, Prospectus, Shelf Prospectus or Shelf Prospectus Supplement, relating to the Demand Registration or Piggyback Registration, any issuer free writing prospectus, any Company information that the Company has filed, or is required to file, pursuant to Rule 433(d) under the Securities Act, any road show (including, with respect to any of the foregoing, any amendments or supplements thereto and all documents incorporated by reference therein), or caused by or relating to any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, but only with respect to the Selling Shareholder Information furnished in writing by such Registering Shareholder or on such Registering Shareholder’s behalf expressly for use in any Registration Statement, Preliminary Prospectus, Prospectus, Shelf Prospectus or Shelf Prospectus Supplement relating to the Demand Registration or Piggyback Registration, or any amendment or supplement thereto. Subject to subsection 2.7.2, each such Registering Shareholder also agrees to indemnify and hold harmless underwriters of the Registrable Securities, their officers and directors and each Person who controls such underwriters within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act on substantially the same basis as that of the indemnification of the Company provided in this subsection 2.7.1. As a condition to including Registrable Securities in any Registration Statement filed in accordance with ARTICLE II, the Company may require that it shall have received an undertaking reasonably satisfactory to it from any underwriter to indemnify and hold it harmless to the extent customarily provided by underwriters with respect to similar securities.

2.7.2 No Holder shall be liable under this Section 2.7 for any Damages in excess of the net proceeds (after deducting discounts and commissions and transfer taxes) actually realized by such Registering Shareholder in the sale of Registrable Securities of such Registering Shareholder to which such Damages relate.

2.8 Conduct of Indemnification Proceedings.

2.8.1 If any proceeding (including any governmental investigation) shall be instituted involving any Person in respect of which indemnity may be sought pursuant to this ARTICLE II, such Person (an “Indemnified Party”) shall promptly notify the Person against whom such indemnity may be sought (the “Indemnifying Party”) in writing and the Indemnifying Party shall assume the defense thereof, including the employment of counsel reasonably satisfactory to such Indemnified Party, and shall assume the payment of all reasonable and documented fees and expenses; provided that the failure of any Indemnified Party so to notify the Indemnifying Party shall not relieve the Indemnifying Party of its obligations hereunder except to the extent that the Indemnifying Party is materially prejudiced by such failure to notify. In any such proceeding, any Indemnified Party shall have the right to retain its own counsel, but the fees and expenses of such counsel shall be at the expense of such Indemnified Party unless (i) the Indemnifying Party and the Indemnified Party shall have mutually agreed to the retention of such counsel; (ii) the Indemnifying Party has failed within a reasonable time to retain counsel reasonably satisfactory to the Indemnified Party; (iii) the Indemnified Party shall have reasonably concluded that there may be legal defenses available to it that are different from or in addition to those available to the Indemnifying Party; or (iv) the named parties to any such proceeding (including any impleaded parties) include both the Indemnifying Party and the Indemnified Party and representation of both parties by the same counsel would be inappropriate due to actual or potential differing interests between them. It is understood that the Indemnifying Party shall not, in respect of the legal expenses of any Indemnified Party in connection with any proceeding or related proceedings in the same jurisdiction, be liable for the fees and expenses of more than one separate firm (in addition to any local counsel) for all such Indemnified Parties and that all such fees and expenses shall be reimbursed as they are incurred. In the case of any such separate firm for the Indemnified Parties, such firm shall be nominated in writing by the Indemnified Parties.

2.8.2 The Indemnifying Party shall not be liable for any settlement of any proceeding effected without its written consent, but if settled with such consent, or if there be a final judgment for the plaintiff, the Indemnifying Party shall indemnify and hold harmless such Indemnified Parties from and against any loss or liability (to the extent stated above) by reason of such settlement or judgment. Notwithstanding the foregoing sentence, if at any time an Indemnified Party shall have requested an Indemnifying Party to reimburse the Indemnified Party for fees and expenses of counsel as contemplated by subsection 2.8.1, the Indemnifying Party agrees that it shall be liable for any settlement of any proceeding effected without its written consent if (i) such settlement is entered into more than 30 days after receipt by such Indemnifying Party of the aforesaid request and (ii) such Indemnifying Party shall not have reimbursed the Indemnified Party in accordance with such request prior to the date of such settlement. Without the prior written consent of the Indemnified Party, no Indemnifying Party shall effect any settlement of any pending or threatened proceeding in respect of which any Indemnified Party is or could have been a party and indemnity could have been sought hereunder by such Indemnified Party, unless such settlement (x) includes an unconditional release of such Indemnified Party from all liability arising out of such proceeding and (y) does not include a statement as to or an admission of fault, culpability or a failure to act, by or on behalf of any Indemnified Party.

2.9 Contribution.

2.9.1 If the indemnification provided for in this ARTICLE II is unavailable to the Indemnified Parties in respect of any Damages, then each such Indemnifying Party, in lieu of indemnifying such Indemnified Party, shall contribute to the amount paid or payable by such Indemnified Party as a result of such Damages (i) as between the Company and the Registering Shareholders holding Registrable Securities covered by a Registration Statement on the one hand and the underwriters on the other, in such proportion as is appropriate to reflect the relative benefits received by the Company and such Registering Shareholders on the one hand and the underwriters on the other, from the offering of the Registrable Securities, or if such allocation is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits but also the relative fault of the Company and such Registering Shareholders on the one hand and of such underwriters on the other in connection with the statements or omissions that resulted in such Damages, as well as any other relevant equitable considerations; and (ii) as between the Company on the one hand and each such Registering Shareholder on the other, in such proportion as is appropriate to reflect the relative fault of the Company and of each such Registering Shareholder in connection with such statements or omissions, as well as any other relevant equitable considerations. The relative benefits received by the Company and such Registering Shareholders on the one hand and such underwriters on the other shall be deemed to be in the same proportion as the total proceeds from the offering (net of underwriting discounts and commissions but before deducting expenses) received by the Company and such Registering Shareholders bear to the total underwriting discounts and commissions received by such underwriters. The relative fault of the Company and such Registering Shareholders on the one hand and of such underwriters on the other shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact, relates to information supplied by the Company and such Registering Shareholders or by such underwriters. The relative fault of the Company on the one hand and of each such Registering Shareholder on the other shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact, relates to information supplied by such party, and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement, omission or misrepresentation.

2.9.2 The Company and the Registering Shareholders agree that it would not be just and equitable if contribution pursuant to this Section 2.9 were determined by pro rata allocation (even if the underwriters were treated as one entity for such purpose) or by any other method of allocation that does not take account of the equitable considerations referred to in the immediately preceding paragraph. The amount paid or payable by an Indemnified Party as a result of the Damages referred to in the immediately preceding paragraph shall be deemed to include, subject to the limitations set forth above, any legal or other expenses reasonably incurred by such Indemnified Party in connection with investigating or defending any such action or claim. Notwithstanding the provisions of this Section 2.9, no underwriter shall be required to contribute any amount in excess of the amount by which the total price at which the Registrable Securities underwritten by it and distributed to the public were offered to the public exceeds the amount of any Damages that such underwriter has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission, and no Registering Shareholder shall be required to contribute any amount in excess of the amount by which the total price at which the Registrable Securities of such Registering Shareholder were offered to the public (less underwriters’ discounts and commissions and transfer taxes) exceeds the amount of any Damages that such Registering Shareholder has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission. No Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation.

2.9.3 Each Registering Shareholder’s obligation to contribute pursuant to this Section 2.9 is several in the proportion that the proceeds of the offering received by such Registering Shareholder bears to the total proceeds of the offering received by all such Registering Shareholders and not joint. Notwithstanding anything to contrary in this Section 2.9, no Registering Shareholder shall be liable under this Section 2.9 for any Damages in excess of the net proceeds (after deducting discounts, commissions and transfer taxes) actually realized by such Registering Shareholder in the sale of Registrable Securities of such Registering Shareholder to which such Damages relate.

2.10 Participation in Public Offering. No Holder may participate in any Public Offering hereunder unless such Holder (a) agrees to sell such Holder’s Registrable Securities on the basis provided in any underwriting arrangements approved by the Persons entitled hereunder to approve such arrangements and (b) completes and executes all questionnaires, powers of attorney, indemnities, underwriting agreements and other documents reasonably required under the terms of such underwriting arrangements and the provisions of this Agreement in respect of registration rights.

2.11 Third-Party Beneficiaries. Each Person indemnified under Section 2.6 or 2.7 is an express third-party beneficiary of Section 2.6 or 2.7, as applicable, and to the extent also applicable, Section 2.8 and Section 2.9.

2.12 Limitations on Subsequent Registration Rights. The Company agrees that it shall not enter into any agreement with any holder or prospective holder of any securities of the Company (i) that would allow such holder or prospective holder to include such securities in any Demand Registration or Piggyback Registration unless, under the terms of such agreement, such holder or prospective holder may include such securities in any such registration only to the extent that their inclusion would not reduce the amount of the Registrable Securities of the Holders or (ii) on terms otherwise more favorable than this Agreement unless approval by an instrument in writing by Holders with aggregate ownership of at least a majority of the NewCo Common Shares held by the Holders (including the holders of Exchangeable Shares and calculated on an as-exchanged basis) is obtained for such other agreement (calculated after excluding any NewCo Common Shares owned by Holders (or their Affiliates or Related Funds) who are party to such other agreement).

2.13 Alternative Registration Rights. In the event that the Company proposes to offer publicly any of its securities pursuant to the securities laws of a jurisdiction other than the United States, the Holders and the Company shall, before such public offering, amend this Agreement to provide the Holders with registration rights, provisions for lock-up agreements, payment of expenses, indemnification and contribution that are substantially equivalent to those provided under this ARTICLE II with any necessary modifications to reflect differences in securities laws and process for such other jurisdiction and securities exchange.

2.14 Opt-Out Process. Any Holder may at any time by written notice to the Company opt out of receiving any notices of a Demand Registration, Piggyback Registration or other notice or communication under this ARTICLE II and after delivering such notice, any such Holder shall not have the right to request a Demand Registration or Piggyback Registration, and the Company shall not provide any notices of future Demand Registrations or Piggyback Registrations thereof; provided that such Holder shall still be subject to Section 2.4 (Transfer Restrictions) and any other obligations under this ARTICLE II. Any opted-out Holder may at any time provide written notice to the Company or the Company that it desires to cancel such opt-out at which time such Holder will have all the same rights and receive the same notices as any other Holder that has not opted out.

2.15 Reporting Obligations. As long as any Holder shall own Registrable Securities, the Company, at all times while it shall be a reporting company under the Exchange Act, covenants to file timely (or obtain extensions in respect thereof and file within the applicable grace period) all reports required to be filed by the Company after the date hereof pursuant to Sections 13(a) or 15(d) of the Exchange Act. The Company further covenants that it shall take such further action as any Holder may reasonably request, all to the extent required from time to time to enable such Holder to sell Registrable Securities held by such Holder without registration under the Securities Act within the limitation of the exemptions provided by Rule 144 promulgated under the Securities Act (or any successor rule promulgated thereafter by the Commission), including providing any legal opinions

ARTICLE III

LOCK-UP RESTRICTIONS

3.1 Lock-up Restrictions.

3.1.1 During the Founder Lock-up Period, none of the Founders owning Restricted Securities shall, and during D-Wave Lock-up Period, none of the D-Wave Holders owning Restricted Securities shall: offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of or distribute any Restricted Securities that are owned directly by such Holder (including securities held as a custodian) or with respect to which such Holder has beneficial ownership within the rules and regulations of the Commission, other than any transfer to a Permitted Transferee; provided, that in connection with any transfer of Restricted Securities to a Permitted Transferee, the restrictions and obligations contained in this Agreement will continue to apply to such Restricted Securities after any Transfer of such Restricted Securities and the Transferee in such Transfer shall be treated as a party to this Agreement (with the same rights and obligations as the Transferor) for all purposes of this Agreement. The foregoing restriction is expressly agreed to preclude each Holder, as applicable, from engaging in any hedging or other transaction with respect to Restricted Securities which is designed to or which reasonably could be expected to lead to or result in a sale or disposition of the Restricted Securities even if such Restricted Securities would be disposed of by someone other than such Holder. Such prohibited hedging or other transactions include any short sale or any purchase, sale or grant of any right (including any put or call option) with respect to any of the Restricted Securities of the applicable Holder, or with respect to any security that includes, relates to, or derives any significant part of its value from such Restricted Securities.

3.1.2 Each Holder hereby represents and warrants that it now has and, except as contemplated by this subsection 3.1.2 for the duration of the applicable Lock-up Period, will have good, and marketable title to its Restricted Securities, free and clear of all liens, encumbrances, and claims that could impair the ability of such Holder to comply with the foregoing restrictions. Each Holder agrees and consents to the entry of stop-transfer instructions with the Company’s transfer agent and registrar against the transfer of any Restricted Securities during the applicable Lock-up Period.

ARTICLE IV

MISCELLANEOUS

4.1 Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given) by delivery in person, by e-mail (having obtained electronic delivery confirmation thereof (i.e., an electronic record of the sender that the e-mail was sent to the intended recipient thereof without an “error” or similar message that such e-mail was not received by such intended recipient)), or by registered or certified mail (postage prepaid, return receipt requested) (upon receipt thereof) to the other parties as follows:

(a)	If to the Company, to:

D-Wave Quantum Inc.

3033 Beta Avenue

Burnaby, BC V5G 4M9

Attention: Tanya Rothe

E-mail: legal@dwavesys.com

with copies (which shall not constitute notice) to:

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, NY 10019

Attention: Adam M. Givertz

                 Ian M. Hazlett

E-mail:     agivertz@paulweiss.com

                 ihazlett@paulweiss.com

Blake, Cassels & Graydon LLP

Suite 2600, 595 Burrard Street

Vancouver, B.C. V7X 1L3

Attention: Steven McKoen, Q.C.

E-mail:     steven.mckoen@blakes.com

(b)	If to any Holder, at such Holder’s address or other contact information as set forth in the Company’s books and records or to such other address as the party to whom notice is given may have previously furnished to the others in writing in the manner set forth above.

4.2 Assignment; No Third Party Beneficiaries.

4.2.1 This Agreement and the rights, duties and obligations of the Company and the Holders, as the case may be, hereunder may not be assigned or delegated by the Company or the Holders, as the case may be, in whole or in part, except in connection with a transfer of Registrable Securities by such Holder to a Permitted Transferee, but only if such Permitted Transferee agrees to become bound by the terms and restrictions set forth in this Agreement.

4.2.2 Notwithstanding subsection 4.2.1, prior to the expiration of any Lock-up Period applicable to a Holder, if any, no such Holder may assign or delegate such Holder’s rights, duties or obligations under this Agreement, in whole or in part, except in connection with a transfer of Registrable Securities by such Holder to a Permitted Transferee, but only if such Permitted Transferee agrees to become bound by the transfer restrictions set forth in this Agreement, including the lock up restrictions applicable to the transferor, or any other applicable agreements between the Company and such Holder.

4.2.3 This Agreement and the provisions hereof shall be binding upon and shall inure to the benefit of each of the parties and its successors and the permitted assigns of the Holders, which shall include Permitted Transferees.

4.2.4 This Agreement shall not confer any rights or benefits on any persons that are not parties hereto, other than as expressly set forth in this Agreement and Section 4.2 hereof.

4.2.5 No assignment by any party hereto of such party’s rights, duties and obligations hereunder shall be binding upon or obligate the Company unless and until the Company shall have received (i) written notice of such assignment as provided in Section 4.1 hereof and (ii) the written agreement of the assignee, in a form reasonably satisfactory to the Company, to be bound by the terms and provisions of this Agreement (which may be accomplished by an addendum or certificate of joinder to this Agreement). Any transfer or assignment made other than as provided in this Section 4.2 shall be null and void.

4.3 Severability. Whenever possible, each provision of this Agreement will be interpreted in such a manner as to be effective and valid under applicable Law, but if any term or other provision of this Agreement is held to be invalid, illegal or unenforceable under applicable Law, all other provisions of this Agreement shall remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision of this Agreement is invalid, illegal or unenforceable under applicable Law, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.

4.4 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the law of any jurisdiction other than the State of Delaware.

4.5 Waiver of Jury Trial. THE PARTIES EACH HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY RIGHT TO TRIAL BY JURY OF ANY PROCEEDING, CLAIM, DEMAND, ACTION, OR CAUSE OF ACTION (A) ARISING UNDER THIS AGREEMENT OR (B) IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE DEALINGS OF THE PARTIES IN RESPECT OF THIS AGREEMENT OR ANY OF THE TRANSACTIONS RELATED HERETO, IN EACH CASE, WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER IN CONTRACT, TORT, EQUITY, OR OTHERWISE. THE PARTIES EACH HEREBY AGREES AND CONSENTS THAT ANY SUCH PROCEEDING, CLAIM, DEMAND, ACTION OR CAUSE OF ACTION SHALL BE DECIDED BY COURT TRIAL WITHOUT A JURY AND THAT THE PARTIES MAY FILE AN ORIGINAL COUNTERPART OF A COPY OF THIS AGREEMENT WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE PARTIES HERETO TO THE WAIVER OF THEIR RIGHT TO TRIAL BY JURY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY AND (D) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 4.5.

4.6 Submission to Jurisdiction. Each of the parties irrevocably and unconditionally submits to the exclusive jurisdiction of the Chancery Court of the State of Delaware (or, if the Chancery Court of the State of Delaware declines to accept jurisdiction, any state or federal court within State of New York, New York County), for the purposes of any Proceeding, claim, demand, action or cause of action (a) arising under this Agreement or (b) in any way connected with or related or incidental to the dealings of the parties in respect of this Agreement or any of the transactions contemplated hereby, and irrevocably and unconditionally waives any objection to the laying of venue of any such Proceeding in any such court, and further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such Proceeding has been brought in an inconvenient forum. Each party hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any Proceeding, claim, demand, action or cause of action against such party (i) arising under this Agreement or (ii) in any way connected with or related or incidental to the dealings of the parties in respect of this Agreement or any of the transactions contemplated hereby, (A) any claim that such party is not personally subject to the jurisdiction of the courts as described in this Section 5.6 for any reason, (B) that such party or such party’s property is exempt or immune from the jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (C) that (x) the Proceeding, claim, demand, action or cause of action in any such court is brought against such party in an inconvenient forum, (y) the venue of such Proceeding, claim, demand, action or cause of action against such party is improper or (z) this Agreement, or the subject matter hereof, may not be enforced against such party in or by such courts. Each party agrees that service of any process, summons, notice or document by registered mail to such party’s respective address set forth in Section 4.1 shall be effective service of process for any such Proceeding, claim, demand, action or cause of action.

4.7 Entire Agreement. This Agreement constitutes the entire agreement among the parties with respect to the subject matter hereof and supersedes all other prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.

4.8 Amendments and Modifications. Upon the written consent of the Company and the Holders of at least a majority-in-interest of the Registrable Securities at the time in question (including the holders of Exchangeable Shares and calculated on an as-exchanged basis), compliance with any of the provisions, covenants and conditions set forth in this Agreement may be waived, or any of such provisions, covenants or conditions may be amended or modified; provided, however, that notwithstanding the foregoing, any amendment hereto or waiver hereof that adversely affects any Holder(s), solely in its capacity as a holder of the shares of the Company, in a manner that is materially different from other Holders (in such capacity) shall require the consent of the Holder(s) so affected. No course of dealing between any Holder or the Company and any other party hereto or any failure or delay on the part of a Holder or the Company in exercising any rights or remedies under this Agreement shall operate as a waiver of any rights or remedies of any Holder or the Company. No single or partial exercise of any rights or remedies under this Agreement by a party shall operate as a waiver or preclude the exercise of any other rights or remedies hereunder or thereunder by such party. Any waiver, amendment or modification effected in accordance with this Section 4.8 shall be binding on all parties hereto, regardless of whether any such party has consented thereto.

4.9 Titles and Headings. Titles and headings of sections of this Agreement are for convenience only and shall not affect the construction of any provision of this Agreement.

4.10 Remedies. Except as otherwise expressly provided herein, any and all remedies provided herein will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by Law or equity upon a party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy. The parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the parties do not perform their respective obligations under the provisions of this Agreement (including failing to take such actions as are required of them hereunder to consummate the transactions contemplated by this Agreement) in accordance with their specific terms or otherwise breach such provisions. It is accordingly agreed that the parties shall be entitled to seek an injunction or injunctions, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, in each case, without posting a bond or undertaking and without proof of damages and this being in addition to any other remedy to which they are entitled at law or in equity. Each of the parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief when expressly available pursuant to the terms of this Agreement on the basis that the other parties have an adequate remedy at law or an award of specific performance is not an appropriate remedy for any reason at law or equity.

4.11 Other Registration Rights. The Company represents and warrants that no person, other than the Holders with respect to Registrable Securities, or the investors participating in the PIPE Financing, has any right to require the Company to register any securities of the Company for sale or to include such securities of the Company in any Registration Statement filed by the Company for the sale of securities for its own account or for the account of any other person. Further, the Company represents and warrants that this Agreement supersedes any other registration rights agreement or agreement with similar terms and conditions (excluding the Subscription Agreements) and in the event of a conflict between any such agreement or agreements and this Agreement, the terms of this Agreement shall prevail.

4.12 Term. This Agreement shall terminate with respect to any Holder on the later of (i) the date that such Holder no longer holds any Registrable Securities and (ii) the date that any Lock-up Period applicable to such Holder has expired. The provisions of Sections 2.6, 2.7, 2.8, 2.9 and 2.11 relating to indemnification and contribution shall survive any termination.

4.13 Termination of Existing Registration Rights and Lock-Up Restrictions. The registration rights and lock-up restrictions granted under this Agreement shall supersede any registration, qualification or similar rights and lock-up restrictions with respect to any shares of securities of the Company or DPCM granted under any other agreement, including the Existing Registration Rights Agreement and the Insider Letter, and any of such preexisting registration, qualification or similar rights shall be terminated and of no further force or effect.

*****

Exhibit 10.5

Final Form

SUBSCRIPTION AGREEMENT

DPCM Capital, Inc.

D-Wave Quantum Inc.

382 NE 191 Street, #24148

Miami, FL 33179

Ladies and Gentlemen:

In connection with the proposed business combination (the “Transaction”) to be effected in accordance with a Transaction Agreement (as the same may be amended or supplemented from time to time in accordance with its terms, the “Transaction Agreement”) to be entered into among DPCM Capital, Inc., a Delaware corporation (“DPCM”), D-Wave Quantum Inc., a Delaware corporation and a direct, wholly-owned subsidiary of DPCM (the “Issuer”), DWSI Holdings Inc., a Delaware corporation and a direct, wholly-owned subsidiary of the Issuer (“Merger Sub”), DWSI Canada Holdings ULC, a British Columbia unlimited liability company and a direct, wholly-owned subsidiary of the Issuer (“CallCo”), D-Wave Quantum Technologies Inc., a British Columbia corporation and a direct, wholly-owned subsidiary of CallCo (“ExchangeCo”), and D-Wave Systems Inc., a British Columbia company (“D-Wave”), pursuant to which, among other things: (i) Merger Sub will merge with and into DPCM, with DPCM surviving as a direct, wholly-owned subsidiary of the Issuer, (ii) the Issuer will indirectly acquire all of the outstanding share capital of D-Wave and D-Wave will become an indirect, wholly-owned subsidiary of the Issuer, and (iii) the Issuer’s shares of common stock, par value $0.0001 per share (the “Common Stock”), will be registered with the Securities and Exchange Commission (the “Commission”) and listed on the New York Stock Exchange (“NYSE”), the undersigned (the “Subscriber”) desires to subscribe for and purchase from the Issuer, and the Issuer desires to sell and issue to the Subscriber, that number of shares of Common Stock equivalent to the aggregate purchase price set forth on the signature page hereof for all Shares (as defined below) subscribed for by the Subscriber (the “Purchase Price”), divided by $10.00 and multiplied by the Exchange Ratio (as defined in the Transaction Agreement), on the terms and subject to the conditions contained in this agreement (this “Subscription Agreement”). In connection with the Transaction, (i) certain other institutional “accredited investors” (“Institutional Accredited Investors”) (as defined in Rule 501(a)(1), (2), (3), (7), (9), (12) or (13) under the Securities Act of 1933, as amended (the “Securities Act”)), “qualified institutional buyers” (as defined in Rule 144A under the Securities Act) or otherwise eligible investors outside of the United States (within the meaning of Regulation S under the Securities Act (“Regulation S”)) have entered into separate subscription agreements with the Issuer in substantially the same form as this Agreement, and (ii) certain “accredited investors” (as defined in Rule 501(a) under the Securities Act) who are not Institutional Accredited Investors have entered into separate subscription agreements with the Issuer pursuant to separate and concurrent private placements that are on substantially similar terms and conditions as this Agreement, pursuant to which such other investors have, together with the Subscriber pursuant to this Subscription Agreement, agreed to purchase shares of Common Stock with an aggregate purchase price of at least $40 million (the subscription agreements referred to in the foregoing (i) and (ii) are referred to herein collectively as the “Other Subscription Agreements” and the investors party to the Other Subscription Agreements are referred to herein collectively as the “Other Subscribers”).

In connection therewith, the Subscriber, the Issuer and DPCM agree as follows:

1. Subscription. Subject to the provisions of Section 2 hereof, (i) the Subscriber hereby irrevocably subscribes for and agrees to purchase from the Issuer such number of shares of Common Stock as is set forth on the signature page of this Subscription Agreement (the “Shares”) on the terms and subject to the conditions provided for herein and (ii) the Issuer hereby irrevocably agrees to issue and sell to the Subscriber such number of Shares as is set forth on the signature page of this Subscription Agreement on the terms and subject to the conditions provided for herein. Notwithstanding anything herein to the contrary, the Subscriber shall have no obligation to fund the Purchase Price unless the gross proceeds raised in the offering of the shares of Common Stock to the Subscriber and the Other Subscribers upon its consummation shall equal at least $40 million.

For the purposes of this Subscription Agreement, “business day” means any other day than a Saturday, Sunday or a day on which the Federal Reserve Bank of New York or commercial banks in Vancouver, British Columbia are closed for the general transaction of business.

2. Closing. The closing of the sale of the Shares contemplated hereby (the “Subscription Closing”) is contingent upon the substantially concurrent consummation of the Transaction (the “Transaction Closing”). The Subscription Closing shall occur on the date of, and immediately prior to, the Transaction Closing (the “Transaction Closing Date”). Not less than five business days prior to the scheduled or anticipated Transaction Closing Date, the Issuer shall provide written notice to the Subscriber (the “Closing Notice”) (i) setting forth the scheduled or anticipated Transaction Closing Date, (ii) stating that the Issuer reasonably expects all conditions to the Transaction Closing to be satisfied or waived, and (iii) including wire instructions for delivery of the Purchase Price to the Escrow Agent (as defined below). The Subscriber shall deliver to Continental Stock Transfer & Trust Company (“Continental”), as escrow agent (the “Escrow Agent”), at least two business days prior to the Transaction Closing Date specified in the Closing Notice, the Purchase Price, which shall be held in a segregated escrow account for the benefit of the Subscriber (the “Escrow Account”) until the Subscription Closing pursuant to the terms of a customary escrow agreement, which shall be on terms and conditions reasonably satisfactory to the Subscriber to be entered into by the Issuer and the Escrow Agent (the “Escrow Agreement”), by wire transfer of United States dollars in immediately available funds to the account specified by the Issuer in the Closing Notice. On or promptly following the Transaction Closing Date, the Issuer shall deliver to the Subscriber the Shares in book-entry or DRS advice form, free and clear of any liens or other restrictions whatsoever (other than those arising under applicable securities laws as set forth herein), in the name of the Subscriber (or its nominee in accordance with its delivery instructions). Substantially concurrently with the delivery of the Shares to the Subscriber (or its nominee, if applicable), the Purchase Price shall be released from the Escrow Account automatically and without further action by the Issuer or the Subscriber.

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If the Transaction Closing does not occur within one business day of the Transaction Closing Date specified in the Closing Notice, the Escrow Agent shall promptly (but not later than two business days thereafter) return the Purchase Price to the Subscriber by wire transfer of U.S. dollars in immediately available funds to the account specified by the Subscriber. Furthermore, if the Transaction Closing does not occur on the same day as the Subscription Closing, the Escrow Agent (or the Issuer, if the Purchase Price has been released by the Escrow Agent) shall promptly (but not later than one business day thereafter) return the Purchase Price to the Subscriber by wire transfer of U.S. dollars in immediately available funds to the account specified by the Subscriber, and any book-entries or DRS advice and shall be deemed cancelled; provided that, unless this Subscription Agreement shall have been terminated in accordance with Section 9 hereof, such return of funds shall not terminate this Subscription Agreement.

If this Subscription Agreement terminates in accordance with Section 9 hereof following the delivery by the Subscriber of the Purchase Price for the Shares, the Escrow Agent shall promptly (but not later than two business days after such termination) return the Purchase Price to the Subscriber by wire transfer of U.S. dollars in immediately available funds to the account specified by the Subscriber.

Each book-entry or DRS advice representing the Shares shall contain a notation or shall be stamped or otherwise imprinted with a legend, as applicable, in substantially the following form:

THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION, AND MAY NOT BE REOFFERED, SOLD, ASSIGNED, PLEDGED, ENCUMBERED, TRANSFERRED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF SUCH REGISTRATION OR AN EXEMPTION THEREFROM.

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE THE DATE THAT IS FOUR MONTHS AND ONE DAY AFTER THE LATER OF (I) [INSERT DISTRIBUTION DATE], AND (II) THE DATE THE ISSUER BECAME A REPORTING ISSUER IN ANY CANADIAN PROVINCE OR TERRITORY.

3. Closing Conditions.

a. The obligations of the Issuer to consummate the transactions contemplated hereunder are subject to the satisfaction (or valid waiver by the Issuer in writing) of the conditions that, at the Subscription Closing:

i.

all representations and warranties of the Subscriber contained in this Subscription Agreement shall be true and correct in all material respects (other than representations and warranties that are qualified as to materiality, which representations and warranties shall be true and correct in all respects) at and as of the Subscription Closing as though made on the date of the Subscription Closing (except for those representations and warranties that speak as of a specific date, which shall be so true and correct in all material respects as of such specified date), but in each case without giving effect to the Transaction Closing (collectively, the “Subscriber Bring-Down Condition”), and the Subscriber agrees that consummation of the Subscription Closing shall constitute a certification by the Subscriber to the Issuer and DPCM that the Subscriber Bring-Down Condition has been satisfied; and

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ii.	the Subscriber shall have performed or complied in all material respects with all agreements and covenants required by this Subscription Agreement.

b. The obligations of the Subscriber to consummate the transactions contemplated hereunder are subject to the satisfaction (or valid waiver by the Subscriber in writing) of the conditions that, at the Subscription Closing:

i.

all representations and warranties of the Issuer and DPCM contained in this Subscription Agreement shall be true and correct in all material respects (other than representations and warranties that are qualified as to materiality or by “Issuer Material Adverse Effect” or “DPCM Material Adverse Effect” (each as defined herein) and the representations and warranties of the Issuer in Section 5(n), which representations and warranties shall be true and correct in all respects) at and as of the Subscription Closing as though made on the date of the Subscription Closing (except for those representations and warranties that speak as of a specific date, which shall be so true and correct in all material respects (other than representations and warranties that are qualified as to materiality or by Issuer Material Adverse Effect or DPCM Material Adverse Effect, which representations and warranties shall be true and correct in all respects) as of such specified date), but in each case without giving effect to the Transaction Closing (except as otherwise provided herein) (collectively, the “Issuer Bring-Down Condition”), and each of the Issuer and DPCM agrees that consummation of the Subscription Closing shall constitute a certification by each of the Issuer and DPCM to the Subscriber that the Issuer Bring-Down Condition has been satisfied;

ii.	each of the Issuer and DPCM shall have performed, satisfied or complied in all material respects with all agreements, conditions and covenants required by this Subscription Agreement;

iii.

no amendment or modification of the Transaction Agreement from and after the date hereof shall have occurred that reasonably would be expected to materially and adversely affect the Subscriber (in its capacity as such) without having received the Subscriber’s prior written consent;

iv.	the Shares shall have been approved for listing on the NYSE, subject to official notice of issuance;

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v.

all consents, waivers, authorizations or orders of, any notice required to be made to, and any filing or registration with, any court or other federal, state, local or other governmental authority, self-regulatory organization (including the NYSE and any stockholder approval required by the rules and regulations of the NYSE) or other person in connection with the execution, delivery and performance of this Subscription Agreement (including, without limitation, the issuance of the Shares) required to be made in connection with the issuance and sale of the Shares shall have been obtained or made, except where the failure to so obtain or make would not prevent the Issuer from consummating the transactions contemplated hereby, including the issuance and sale of the Shares in accordance with applicable Law; and

vi.	there shall not have occurred any Issuer Material Adverse Effect or DPCM Material Adverse Effect.

c. The obligations of each of the Issuer and the Subscriber to consummate the transactions contemplated hereunder are subject to the satisfaction (or waiver by the Issuer and the Subscriber in writing) of the conditions that, at the Subscription Closing:

i.

no governmental authority shall have enacted, issued, promulgated, enforced or entered any judgment, order, law, rule or regulation (whether temporary, preliminary or permanent) which is then in effect and has the effect of making consummation of the transactions contemplated hereby illegal or otherwise restraining or prohibiting consummation of the transactions contemplated hereby, and no governmental authority shall have instituted or threatened in writing a proceeding seeking to impose any such restraint or prohibition;

ii.

all conditions precedent to the Transaction Closing set forth in the Transaction Agreement, including the approval of DPCM’s stockholders and regulatory approvals, if any, shall have been satisfied or waived (other than those conditions which, by their nature, are to be satisfied by a party to the Transaction Agreement at the Transaction Closing, but subject to satisfaction or waiver by such party of such conditions as of the Transaction Closing) and the closing of the Transaction shall be scheduled to occur substantially concurrently with or immediately following the Closing;

iii.	the subscriptions contemplated by the Other Subscription Agreements executed by the Other Subscribers shall have been or will be consummated substantially concurrently with the Closing; and

iv.

no suspension of the qualification of the Shares for offering or trading in any jurisdiction, or initiation or written threats of any proceedings for any of such purposes, shall have occurred and be continuing.

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d. At least two business days prior to the Subscription Closing, Subscriber shall deliver to the Issuer a duly completed and executed Internal Revenue Service Form W-9 or appropriate Form W-8.

4. Further Assurances. At the Subscription Closing, the parties hereto shall execute and deliver or cause to be executed and delivered such additional documents and take such additional actions as the parties reasonably may deem to be practical and necessary in order to consummate the subscription as contemplated by this Subscription Agreement.

5. Issuer Representations and Warranties. The Issuer represents and warrants to the Subscriber that:

a. The Issuer is validly existing and is in good standing under the laws of the State of Delaware, with corporate power and authority to own, lease and operate its properties and conduct its business as presently conducted and to enter into, deliver and perform its obligations under this Subscription Agreement and the Transaction Agreement. Other than Merger Sub, CallCo, ExchangeCo and any other direct or indirect subsidiaries of the Issuer formed or that may be formed for purposes of effecting the Transaction (collectively, “Issuer Merger Subsidiaries”), the Issuer does not have any other subsidiaries and does not directly or indirectly own any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for any equity or similar interest in, any corporation, partnership, joint venture or business association or other person.

b. As of the Transaction Closing Date, the Shares will be duly authorized by the Issuer and issued in compliance in all material respects with applicable law and the Issuer’s charter, and, when issued and delivered to the Subscriber against full payment therefor in accordance with the terms of this Subscription Agreement, the Shares will be validly issued, fully paid and non-assessable and will not have been issued in violation of or subject to any statutory or contractual preemptive or similar rights.

c. This Subscription Agreement and the Transaction Agreement have been duly authorized, executed and delivered by the Issuer and, assuming, with respect to this Subscription Agreement, the due authorization, execution and delivery of the same by the Subscriber, this Subscription Agreement and the Transaction Agreement are the legally binding obligations of the Issuer and are enforceable in accordance with their respective terms, except as may be limited or otherwise affected by (i) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other laws relating to or affecting the rights of creditors generally, or (ii) principles of equity, whether considered at law or equity.

d. As of immediately prior to the Transaction Closing, the authorized share capital of the Issuer will consist of 1,000 shares of Common Stock, of which 100 shares of Common Stock will be issued and outstanding. As of immediately prior to the Subscription Closing, all of the issued and outstanding shares of Common Stock will have been duly authorized and validly issued and will be fully paid and non-assessable and have not been issued in violation of any preemptive or similar rights. Each share of Common Stock will have been issued in compliance in all material respects with applicable law and the Issuer’s charter (as in effect at the time of such issuance).

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e. The execution, delivery and performance of the Subscription Agreement and the Transaction Agreement, the issuance and sale of the Shares pursuant to this Subscription Agreement and the compliance by the Issuer with all of the provisions of this Subscription Agreement and the Transaction Agreement and the consummation of the transactions herein and therein will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of the Issuer or any of its subsidiaries pursuant to the terms of (i) any indenture, mortgage, deed of trust, loan or credit agreement, guarantee, note, bond, permit, lease, license or other agreement or instrument to which the Issuer or any of its subsidiaries is a party or by which the Issuer or any of its subsidiaries is bound or to which any of the property or assets of the Issuer is subject, which would reasonably be expected to have a material adverse effect on the business, prospects, properties, management, financial condition, stockholders’ equity or results of operations of the Issuer and its subsidiaries, taken as a whole or materially affect the validity of the Shares or the legal authority or ability of the Issuer to timely comply with the terms of this Subscription Agreement or the Transaction Agreement, including the issuance and sale of the Shares (an “Issuer Material Adverse Effect”); (ii) result in any violation of the provisions of the organizational documents of the Issuer; or (iii) result in any violation of any statute or any judgment, order, rule or regulation of any court or governmental agency, taxing authority or regulatory body, domestic or foreign, having jurisdiction over the Issuer or any of its properties that would reasonably be expected to have an Issuer Material Adverse Effect.

f. As of the date hereof, except as set forth above and pursuant to (i) the Other Subscription Agreements or (ii) the Transaction Agreement, there are no outstanding options, warrants or other rights to subscribe for, purchase or acquire from the Issuer any shares of Common Stock, Preferred Stock or other equity interests in the Issuer (collectively, “Issuer Equity Interests”) or securities convertible into or exchangeable or exercisable for Issuer Equity Interests or other outstanding contractual obligations of the Issuer to repurchase, redeem or otherwise acquire any Issuer Equity Interests. There are no securities or instruments issued by or to which the Issuer is a party containing anti-dilution or similar provisions that will be triggered by the issuance of (i) the Shares or (ii) the shares of Common Stock to be issued pursuant to any Other Subscription Agreement, in each case, that have not been or will not be validly waived on or prior to the Subscription Closing. There are no stockholder agreements, voting trusts or other agreements or understandings to which the Issuer is a party or by which it is bound relating to the voting of any Issuer Equity Interests, other than as contemplated by the Transaction Agreement. There are no outstanding contractual obligations of the Issuer to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any other person or entity.

g. The Issuer is not in default or violation (and no event has occurred which, with notice or the lapse of time or both, would constitute a default or violation) of any term, condition or provision of (i) the Issuer’s charter documents, (ii) any loan or credit agreement, note, bond, mortgage, indenture, lease or other agreement, permit, franchise or license to which the Issuer is a party or by which the Issuer’s properties or assets are bound or (iii) any statute or any judgment, order, rule or regulation of any court or governmental agency or body, domestic or

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foreign, having jurisdiction over the Issuer or any of its properties, except, in the case of clauses (ii) and (iii), for defaults or violations that have not had and would not be reasonably likely to have, individually or in the aggregate, an Issuer Material Adverse Effect. The Issuer has not received any communication from a governmental entity that alleges that the Issuer is not in compliance with or is in default or violation of any applicable law, except where such non-compliance, default or violation would not reasonably be expected to have, individually or in the aggregate, an Issuer Material Adverse Effect.

h. Assuming the accuracy of the representations and warranties of the Subscriber set forth in Section 7 of this Subscription Agreement, the Issuer is not required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any court or other federal, state, local or other governmental authority, self-regulatory organization (including the NYSE) or other person in connection with the execution, delivery and performance of this Subscription Agreement or the Transaction Agreement (including, without limitation, the issuance of the Shares pursuant to this Subscription Agreement), other than (i) filings with the Commission, (ii) filings required by applicable state securities laws, (iii) filings required by NYSE, (iv) filings required to consummate the Transaction as provided under the definitive documents relating to the Transaction, (v) the filing of a notification under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”), if applicable, and (vi) where the failure of which to obtain would not reasonably be expected to have an Issuer Material Adverse Effect.

i. As of the Transaction Closing, the issued and outstanding shares of Common Stock will be registered pursuant to Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and will be listed for trading on the NYSE. There is no suit, action, proceeding or investigation pending or, to the knowledge of Issuer, threatened against the Issuer by NYSE or the Commission, respectively, to prohibit or terminate the listing of the shares of Common Stock on NYSE or to deregister the shares of Common Stock under the Exchange Act. The Issuer has taken no action that is designed to terminate the registration of the shares of Common Stock under the Exchange Act.

j. Assuming the accuracy of the Subscriber’s representations and warranties set forth in Section 7 of this Subscription Agreement, no registration under the Securities Act is required for the offer and sale of the Shares by the Issuer to the Subscriber. Neither the Issuer nor any person acting on its behalf has engaged or will engage in any form of general solicitation or general advertising (within the meaning of Regulation D of the Securities Act) in connection with any offer or sale of the Shares. The Shares are not being offered in a manner involving a public offering under, or in a distribution in violation of, the Securities Act, or any state securities laws.

k. Neither the Issuer, nor any person acting on its behalf has, directly or indirectly, made any offers or sales of any Issuer security or solicited any offers to buy any Issuer security under circumstances that would adversely affect reliance by the Issuer on Section 4(a)(2) of the Securities Act for the exemption from registration of the offer and sale of the Shares or would require registration of the issuance of the Shares under the Securities Act.

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l. The Shares are not, and following the Transaction Closing and the Subscription Closing will not be, subject to any Transfer Restriction. The term “Transfer Restriction” means any condition to or restriction on the ability of the Subscriber to pledge, sell, assign or otherwise transfer the Shares under any organizational document, policy or agreement of, by or with Issuer, but excluding the restrictions on transfer described in Sections 7(d) and 7(x) of this Subscription Agreement with respect to the status of the Shares as “restricted securities” pending their registration for resale or transfer under the Securities Act, and in accordance with any other applicable securities laws.

m. None of the Issuer, any Issuer Merger Subsidiaries or any of their respective directors or officers, or, to the Issuer’s knowledge, D-Wave or any of its directors or officers is (i) a person or entity named on the List of Specially Designated Nationals and Blocked Persons administered by the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”) or in any Executive Order issued by the President of the United States and administered by OFAC (“OFAC List”), or a person or entity prohibited by any OFAC sanctions program, or (ii) a Designated National as defined in the Cuban Assets Control Regulations, 31 C.F.R. Part 515.

n. The Issuer is not, and immediately after receipt of payment for the Shares will not be, an “investment company” within the meaning of the Investment Company Act of 1940, as amended.

o. Except for such matters as have not had and would not reasonably be expected to have, individually or in the aggregate, an Issuer Material Adverse Effect, there is no (i) action, suit, claim or other proceeding, in each case by or before any governmental authority pending, or, to the knowledge of the Issuer, threatened against the Issuer or (ii) judgment, decree, injunction, ruling or order of any governmental entity or arbitrator outstanding against the Issuer.

p. The Issuer has not paid, and is not under any obligation to pay, any broker’s fee or commission in connection with the sale of the Shares hereunder other than to the Placement Agents (as defined below). Other than the Placement Agents, the Issuer is not aware of any person that has been paid (directly or indirectly) remuneration for solicitation of purchasers in connection with the sale of any Shares in connection with the Subscription Agreements.

6. DPCM Representations and Warranties. DPCM represents and warrants to the Subscriber that:

a. DPCM is validly existing and is in good standing under the laws of the State of Delaware, with corporate power and authority to own, lease and operate its properties and conduct its business as presently conducted and to enter into, deliver and perform its obligations under this Subscription Agreement and the Transaction Agreement. Other than the Issuer, the Issuer Merger Subsidiaries and any additional direct or indirect subsidiaries of DPCM formed or that may be formed for purposes of effecting the Transaction (collectively, “Merger Subsidiaries”), DPCM does not have any other subsidiaries and does not directly or indirectly own any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for any equity or similar interest in, any corporation, partnership, joint venture or business association or other person.

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b. As of the date hereof, the authorized capital stock of DPCM consists of (i) 1,000,000 shares of preferred stock, par value $0.0001 per share (“DPCM Preferred Stock”), (ii) 100,000,000 shares of Class A common stock, par value $0.0001 per share (“DPCM Common Stock”), and (iii) 10,000,000 shares of Class B Common Stock, par value $0.0001 per share. As of the date hereof and as of immediately prior to the Subscription Closing and the Transaction Closing: (A) no shares of DPCM Preferred Stock are issued and outstanding, (B) 29,626,426 shares of DPCM Common Stock are issued and outstanding, (C) 7,500,000 shares of Class B Common Stock are issued and outstanding, (D) 8,000,000 private placement warrants (the “Private Placement Warrants”) are issued and outstanding and 8,000,000 shares of DPCM Common Stock are issuable in respect of such Private Placement Warrants, (E) 9,875,436 public warrants (the “Public Warrants”) are issued and outstanding and 9,875,436 shares of DPCM Common Stock are issuable in respect of such Public Warrants, and (F) 373,574 public units (the “Public Units”) are issued and outstanding, 373,574 shares of DPCM Common Stock and 124,524 Public Warrants are issuable in respect of such public units, and 124,524 shares of DPCM Common Stock are issuable in respect of such Public Warrants underlying such Public Units; provided, that, to the extent the Public Units are split into their constituent shares of DPCM Common Stock and Public Warrants prior to the Subscription Closing, the number of outstanding Public Units will decrease by the number of Public Units split, the number of shares of DPCM Common Stock outstanding will increase by the number of Public Units split, and the number of Public Warrants outstanding will increase by one-third of the number of Public Units split. Each Private Placement Warrant and Public Warrant is exercisable for one share of DPCM Common Stock at an exercise price of $11.50 per share. No Private Placement Warrants or Public Warrants are exercisable on or prior to the Transaction Closing. All (i) issued and outstanding shares of DPCM Common Stock and Class B Common Stock have been duly authorized and validly issued, are fully paid and non-assessable and are not subject to preemptive rights and (ii) outstanding Private Placement Warrants and Public Warrants have been duly authorized and validly issued, are fully paid and are not subject to preemptive rights. Except for the Merger Subsidiaries, DPCM has no subsidiaries and does not own, directly or indirectly, interests or investments (whether equity or debt) in any person, whether incorporated or unincorporated. As of the date hereof, except as set forth above and pursuant to (i) the Other Subscription Agreements or (ii) the Transaction Agreement, there are no outstanding options, warrants or other rights to subscribe for, purchase or acquire from DPCM any shares of DPCM Common Stock, DPCM Preferred Stock or other equity interests in DPCM (collectively, “DPCM Equity Interests”) or securities convertible into or exchangeable or exercisable for DPCM Equity Interests. There are no securities or instruments issued by or to which DPCM is a party containing anti-dilution or similar provisions that will be triggered by the issuance by the Issuer of (i) the Shares or (ii) the shares of Common Stock to be issued pursuant to any Other Subscription Agreement, in each case, that have not been or will not be validly waived on or prior to the Subscription Closing; except, in certain circumstances, as provided in the Private Placement Warrants and the Public Warrants pursuant to that certain Warrant Agreement, dated as of October 20, 2020, between DPCM and Continental. There are no stockholder agreements, voting trusts or other agreements or understandings to which DPCM is a party or by which it is bound relating to the voting of any DPCM Equity Interests, other than as contemplated by the Transaction Agreement. There are no outstanding contractual obligations of DPCM to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any other person or entity.

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c. This Subscription Agreement and the Transaction Agreement have been duly authorized, executed and delivered by DPCM and, assuming, with respect to this Subscription Agreement, the due authorization, execution and delivery of the same by the Subscriber, this Subscription Agreement and the Transaction Agreement are the legally binding obligations of DPCM and are enforceable in accordance with their respective terms, except as may be limited or otherwise affected by (i) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other laws relating to or affecting the rights of creditors generally, or (ii) principles of equity, whether considered at law or equity.

d. The execution, delivery and performance of the Subscription Agreement and the Transaction Agreement, the issuance and sale of the Shares by the Issuer pursuant to this Subscription Agreement and the compliance by DPCM with all of the provisions of this Subscription Agreement and the Transaction Agreement and the consummation of the transactions herein and therein will not (i) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of DPCM or any of its subsidiaries pursuant to the terms of any indenture, mortgage, deed of trust, loan or credit agreement, guarantee, note, bond, permit, lease, license or other agreement or instrument to which DPCM or any of its subsidiaries is a party or by which DPCM or any of its subsidiaries is bound or to which any of the property or assets of DPCM is subject, which would reasonably be expected to have a material adverse effect on the business, prospects, properties, management, financial condition, stockholders’ equity or results of operations of DPCM and its subsidiaries, taken as a whole or materially affect the validity of the Shares or the legal authority or ability of DPCM to timely comply with the terms of this Subscription Agreement or the Transaction Agreement, including the issuance and sale of the Shares (a “DPCM Material Adverse Effect”); (ii) result in any violation of the provisions of the organizational documents of DPCM; or (iii) result in any violation of any statute or any judgment, order, rule or regulation of any court or governmental agency, taxing authority or regulatory body, domestic or foreign, having jurisdiction over DPCM or any of its properties that would reasonably be expected to have a DPCM Material Adverse Effect.

e. Assuming the accuracy of the representations and warranties of the Subscriber set forth in Section 7 of this Subscription Agreement, DPCM is not required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any court or other federal, state, local or other governmental authority, self- regulatory organization (including the NYSE) or other person in connection with the execution, delivery and performance of this Subscription Agreement or the Transaction Agreement (including, without limitation, the issuance of the Shares by the Issuer pursuant to this Subscription Agreement), other than (i) filings with the Commission, (ii) filings required by applicable state securities laws, (iii) filings required by NYSE, including with respect to obtaining stockholder approval, (iv) filings required to consummate the Transaction as provided under the definitive documents relating to the Transaction, (v) the filing of a notification under the HSR Act, if applicable, and (vi) where the failure of which to obtain would not reasonably be expected to have a DPCM Material Adverse Effect.

f. DPCM is not in default or violation (and no event has occurred which, with notice or the lapse of time or both, would constitute a default or violation) of any term, condition or provision of (i) DPCM’s charter documents, (ii) any loan or credit agreement, note, bond, mortgage, indenture, lease or other agreement, permit, franchise or license to which DPCM is a party or by which DPCM’s properties or assets are bound or (iii) any statute or any judgment, order, rule or regulation of any court or governmental agency or body, domestic or foreign, having

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jurisdiction over DPCM or any of its properties, except, in the case of clauses (ii) and (iii), for defaults or violations that have not had and would not be reasonably likely to have, individually or in the aggregate, a DPCM Material Adverse Effect. DPCM has not received any communication from a governmental entity that alleges that DPCM is not in compliance with or is in default or violation of any applicable law, except where such non-compliance, default or violation would not reasonably be expected to have, individually or in the aggregate, a DPCM Material Adverse Effect.

g. The issued and outstanding shares of DPCM Common Stock are registered pursuant to Section 12(b) of the Exchange Act, and are listed for trading on NYSE under the symbol “XPOA”. There is no suit, action, proceeding or investigation pending or, to the knowledge of DPCM, threatened against DPCM by NYSE or the Commission, respectively, to prohibit or terminate the listing of, or suspend the trading of, the DPCM Common Stock on NYSE or to deregister the DPCM Common Stock under the Exchange Act. Other than in connection with the Transaction, DPCM has taken no action that is designed to terminate the registration of, or suspend the trading of, the DPCM Common Stock under the Exchange Act.

h. As of the date hereof, DPCM has made all filings, reports, statements, schedules, prospectuses, registration statements and other documents, if any, required to be filed by it with the Commission since its initial registration of its Common Stock with the Commission (the “SEC Documents”). A copy of each SEC Document is available to the Subscriber via the Commission’s EDGAR system, which SEC Documents, as of their respective filing dates or, if amended or restated, as of the date of such amendment or restatement, complied in all material respects with the requirements of the Exchange Act applicable to the SEC Documents and the rules and regulations of the SEC promulgated thereunder applicable to the SEC Documents. As of the date hereof, none of the SEC Documents contained, when filed or, if amended or restated, as of the date of such amendment or restatement with respect to those disclosures that are amended or restated, any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading. As of the date hereof, the financial statements of DPCM included in the SEC Documents (if such financial statements have been amended or restated, as amended or restated) comply in all material respects with applicable accounting requirements and the rules and regulations of the Commission with respect thereto as in effect at the time of filing (or if amended or restated, at the time of filing of such amendment or restatement) and fairly present in all material respects the financial position of DPCM as of and for the dates thereof and the results of operations and cash flows for the periods then ended, subject, in the case of unaudited statements, to normal, year-end audit adjustments. As of the date hereof and upon the Transaction Closing Date, there are no material outstanding or unresolved comments in comment letters from the Staff of the Commission with respect to any of the SEC Documents.

i. Except for such matters as have not had and would not reasonably be expected to have, individually or in the aggregate, a DPCM Material Adverse Effect, there is no (i) action, suit, claim or other proceeding, in each case by or before any governmental authority pending, or, to the knowledge of DPCM, threatened against DPCM or (ii) judgment, decree, injunction, ruling or order of any governmental entity or arbitrator outstanding against DPCM.

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j. None of DPCM, any Merger Subsidiaries or any of their respective directors or officers, or, to DPCM’s knowledge, D-Wave or any of its directors or officers is (i) a person or entity named on the List of Specially Designated Nationals and Blocked Persons administered by OFAC or in any OFAC List, or a person or entity prohibited by any OFAC sanctions program, or (ii) a Designated National as defined in the Cuban Assets Control Regulations, 31 C.F.R. Part 515.

k. DPCM is not, and immediately after receipt of payment by the Issuer for the Shares will not be, an “investment company” within the meaning of the Investment Company Act of 1940, as amended.

l. DPCM has not paid, and is not under any obligation to pay, any broker’s fee or commission in connection with the sale of the Shares hereunder other than to the Placement Agents. Other than the Placement Agents, DPCM is not aware of any person that has been paid (directly or indirectly) remuneration for solicitation of purchasers in connection with the sale of any Shares in connection with the Subscription Agreements. DPCM is responsible for the payment of any fees or commissions of the Placement Agents.

7. Subscriber Representations and Warranties. The Subscriber represents and warrants to the Issuer and DPCM that:

a. If the Subscriber is in the United States or a U.S. person (within the meaning of Regulation S), the Subscriber is (i) a qualified institutional buyer or (ii) an Institutional Accredited Investor, in each case, satisfying the requirements set forth on Schedule A, and is acquiring the Shares only for its own account for investment purposes only and not for the account of others, or if the undersigned is acquiring the Shares as a fiduciary or agent for one or more investor accounts, each owner of such account is a qualified institutional buyer or an Institutional Accredited Investor and the undersigned has full investment discretion with respect to each such account, and the full power and authority to make the acknowledgements, representations and agreements herein on behalf of each owner of each such account, and not on behalf of any other account or person or with a view to, or for offer or sale in connection with, any distribution thereof in violation of the Securities Act (and shall provide the requested information on Schedule A following the signature page hereto). The Subscriber understands that the offering of the Shares meets an exemption from filing under Financial Industry Regulatory Authority (“FINRA”) Rule 5123(b)(1).

b. If the Subscriber is not in the United States it (a) is not subscribing for the Shares for the account of or benefit of a person in the United States, (b) was not offered the Shares in the United States, (c) did not execute or deliver this Subscription Agreement in the United States and the buy order for Subscriber’s Shares did not originate in the United States, (d) has no intention to distribute either directly or indirectly any of the Shares in the United States and will not offer, sell or otherwise transfer, directly or indirectly, any of the Shares to, or for the account or benefit of, a person in the United States except pursuant to (i) registration under the Securities Act and the securities laws of all applicable states or (ii) available exemptions therefrom and (e) did not receive the offer to purchase the Shares as a result of, nor will it engage in, any “directed selling efforts” (as defined in Regulation S).

c. The Subscriber (i) is an institutional account as defined in FINRA Rule 4512(c), (ii) is a sophisticated investor, experienced in investing in private equity transactions and capable of evaluating investment risks independently, both in general and with regard to all transactions and investment strategies involving a security or securities and (iii) has exercised independent judgment in evaluating its participation in the purchase of the Shares. Accordingly, the Subscriber understands that the offering of the Shares meets applicable exemptions from filing under the FINRA Rules.

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d. The Subscriber understands that the Shares are being offered (i) in the United States in a transaction not involving any public offering within the meaning of Section 4(a)(2) of the Securities Act or (ii) in “offshore transactions” within the meaning of Regulation S and that the offer and sale of the Shares have not been registered under the Securities Act. The Subscriber understands that the Shares may not be resold, transferred, pledged or otherwise disposed of by the Subscriber absent an effective registration statement under the Securities Act except (i) to the Issuer or a subsidiary thereof, (ii) pursuant to offers and sales that qualify as “offshore transactions” within the meaning of Regulation S or (iii) pursuant to another applicable exemption from the registration requirements of the Securities Act, and in each of cases (ii) and (iii) in accordance with any applicable securities laws of the states and other jurisdictions of the United States, and that any DRS advice or book-entry positions representing the Shares shall contain a legend to such effect. The Subscriber acknowledges that the Shares will not be immediately eligible for resale or transfer pursuant to Rule 144 promulgated under the Securities Act (“Rule 144”), that Rule 144 will not be available until 12 months following the Transaction Closing and filing of Form 10 information with the Commission and, as a result, the Subscriber may not be able to readily resell or transfer the Shares and may be required to bear the financial risk of an investment in the Shares for an indefinite period of time. The Subscriber understands that it has been advised to consult legal counsel prior to making any offer, resale, pledge or transfer of any of the Shares.

e. The Subscriber understands and agrees that the Subscriber is purchasing Shares directly from the Issuer. The Subscriber further acknowledges that there have been no representations, warranties, covenants and agreements made to the Subscriber by the Issuer, DPCM, their respective officers or directors, or any other party to the Transaction or person or entity, expressly or by implication, other than those representations, warranties, covenants and agreements included in this Subscription Agreement.

f. Either (i) the Subscriber is not a Benefit Plan Investor as contemplated by the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), or (ii) the Subscriber’s acquisition and holding of the Shares will not constitute or result in a non-exempt prohibited transaction under Section 406 of ERISA, Section 4975 of the Internal Revenue Code of 1986, as amended, or any applicable similar law.

g. The Subscriber is not currently (and at all times through Subscription Closing will refrain from being or becoming) a member of a “group” (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act, or any successor provision), other than a group consisting solely of the Subscriber and its affiliates, including any group acting for the purpose of acquiring, holding or disposing of equity securities of the Issuer (within the meaning of Rule 13d-5(b)(1) under the Exchange Act).

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h. The Subscriber acknowledges and agrees that the Subscriber has received and has had an adequate opportunity to review, such financial and other information as the Subscriber deems necessary in order to make an investment decision with respect to the Shares and made its own assessment and is satisfied concerning the relevant tax and other economic considerations relevant to the Subscriber’s investment in the Shares. Without limiting the generality of the foregoing, the Subscriber acknowledges that it has reviewed the risk factors provided to the Subscriber by the Issuer and/or DPCM. The Subscriber represents and agrees that the Subscriber and the Subscriber’s professional advisor(s), if any, have had the opportunity to ask such questions, receive such answers and obtain such information as the Subscriber and such Subscriber’s professional advisor(s), if any, have deemed necessary to make an investment decision with respect to the Shares. The Subscriber further acknowledges that the information provided to the Subscriber is preliminary and subject to change and neither the Issuer nor DPCM is under any obligation to inform the Subscriber regarding any such changes, except to the extent such changes would reasonably be expected to cause the failure of the Issuer and/or DPCM to satisfy a condition to the Subscriber’s obligations at the Subscription Closing.

i. The Subscriber became aware of this offering of the Shares solely by means of direct contact between the Subscriber, the Issuer and DPCM or a representative of the Issuer and/or DPCM, and the Shares were offered to the Subscriber solely by direct contact between the Subscriber, the Issuer and DPCM or a representative of the Issuer and/or DPCM. The Subscriber did not become aware of this offering of the Shares, nor were the Shares offered to the Subscriber, by any other means. The Subscriber acknowledges that the Issuer’s representation and warranty that the Shares (i) were not offered by any form of general solicitation or general advertising and (ii) are not being offered in a manner involving a public offering under, or in a distribution in violation of, the Securities Act, or any state securities laws.

j. The Subscriber acknowledges that it is aware that there are substantial risks incident to the purchase and ownership of the Shares. The Subscriber is able to fend for himself, herself or itself in the transactions completed herein, has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in the Shares and has the ability to bear the economic risks of such investment in the Shares and can afford a complete loss of such investment. The Subscriber has sought such accounting, legal and tax advice as the Subscriber has considered necessary to make an informed investment decision.

k. Alone, or together with any professional advisor(s) (which, for the avoidance of doubt, explicitly excludes the Placement Agents), the Subscriber has analyzed and considered the risks of an investment in the Shares and determined that the Subscriber is able at this time and in the foreseeable future to bear the economic risk of a total loss of the Subscriber’s investment in the Issuer. The Subscriber acknowledges specifically that a possibility of total loss exists.

l. In making its decision to purchase the Shares, the Subscriber has relied solely upon independent investigation made by the Subscriber and the representations, warranties and covenants contained herein. Without limiting the generality of the foregoing, the Subscriber has not relied on any statements or other information provided by the Placement Agents concerning the Issuer, DPCM or the Shares or the offer and sale of the Shares. Subscriber acknowledges and agrees that Subscriber had access to, and an adequate opportunity to review, financial and other information as Subscriber deems necessary in order to make an investment decision with respect to the Shares.

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m. The Subscriber understands and agrees that no federal or state agency has passed upon or endorsed the merits of the offering of the Shares or made any findings or determination as to the fairness of this investment.

n. The Subscriber is validly existing in good standing under the laws of its jurisdiction of incorporation or formation, with power and authority to enter into and perform its obligations under this Subscription Agreement.

o. The execution, delivery and performance by the Subscriber of this Subscription Agreement are within the powers of the Subscriber, have been duly authorized and will not constitute or result in a breach or default under or conflict with any order, ruling or regulation of any court or other tribunal or of any governmental commission or agency, or any agreement or other undertaking, to which the Subscriber is a party or by which the Subscriber is bound which would reasonably be expected to have a material adverse effect on the legal authority or ability of the Subscriber to enter into and perform its obligation under this Subscription Agreement, and, if the Subscriber is not an individual, will not violate any provisions of the Subscriber’s charter documents, including, without limitation, its incorporation or formation papers, bylaws, indenture of trust or partnership or operating agreement, as may be applicable. The signature on this Subscription Agreement is genuine, and the signatory, if the Subscriber is an individual, has legal competence and capacity to execute the same or, if the Subscriber is not an individual, the signatory has been duly authorized to execute the same, and assuming the due authorization, execution and delivery of the same by each of the Issuer and DPCM, this Subscription Agreement constitutes a legal, valid and binding obligation of the Subscriber, enforceable against the Subscriber in accordance with its terms, except as may be limited or otherwise affected by (i) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other laws relating to or affecting the rights of creditors generally, or (ii) principles of equity, whether considered at law or equity.

p. Neither the due diligence investigation conducted by the Subscriber in connection with making its decision to acquire the Shares nor any representations and warranties made by the Subscriber herein shall modify, amend or affect the Subscriber’s right to rely on the truth, accuracy and completeness of the Issuer’s and DPCM’s respective representations and warranties contained herein.

q. The Subscriber is not (i) a person or entity named on the OFAC List, or a person or entity prohibited by any OFAC sanctions program, (ii) a Designated National as defined in the Cuban Assets Control Regulations, 31 C.F.R. Part 515, or (iii) a non-U.S. shell bank or providing banking services indirectly to a non-U.S. shell bank. The Subscriber agrees to provide law enforcement agencies, if requested thereby, such records as required by applicable law, provided that the Subscriber is permitted to do so under applicable law. If the Subscriber is a financial institution subject to the Bank Secrecy Act (31 U.S.C. Section 5311 et seq.), as amended by the USA PATRIOT Act of 2001, and its implementing regulations (collectively, the “BSA/PATRIOT Act”), to the extent required, the Subscriber maintains policies and procedures reasonably designed to comply with applicable obligations under the BSA/PATRIOT Act. To the extent required, it maintains policies and procedures reasonably designed for the screening of its investors against the OFAC sanctions programs, including the OFAC List. To the extent required, it maintains policies and procedures reasonably designed to ensure that the funds held by the Subscriber and used to purchase the Shares were legally derived.

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r. As of the date of this Subscription Agreement the Subscriber does not have, and during the 30-day period immediately prior to the date of this Subscription Agreement the Subscriber has not entered into, any “put equivalent position” as such term is defined in Rule 16a-1 under the Exchange Act or Short Sale positions with respect to the securities of DPCM. For purposes of this Section 7 and Section 11, “Short Sales” shall include, without limitation, all “short sales” as defined in Rule 200 promulgated under Regulation SHO under the Exchange Act, and all types of direct and indirect stock pledges (other than pledges in the ordinary course of business as part of prime brokerage arrangements), forward sale contracts, options, puts, calls, swaps and similar arrangements (including on a total return basis), and sales and other transactions through non-U.S. broker dealers or foreign regulated brokers.

s. Subscriber will have sufficient funds to pay the Purchase Price at the Subscription Closing.

t. No disclosure or offering document has been delivered to the Subscriber by Citigroup Global Markets Inc. or Morgan Stanley & Co. LLC (together, the “Placement Agents”) or any of their respective affiliates in connection with the offer and sale of the Shares.

u. The Placement Agents and their respective directors, officers, employees, representatives and controlling persons have made no independent investigation and do not have any responsibility with respect to the Issuer, DPCM or the Shares or the accuracy, completeness or adequacy of any information supplied to the Subscriber by the Issuer or DPCM.

v. In connection with the issue and purchase of the Shares, the Placement Agents have not acted as the Subscriber’s financial advisor or fiduciary. The Subscriber acknowledges that the information and projections supplied to the Subscriber were prepared without the participation of the Placement Agents and the Placement Agents assume no responsibility for independent verification of, or the accuracy or completeness of, such information or projections. The Subscriber hereby further acknowledges and agrees that (i) the Placement Agents are acting solely as placement agents in connection with the transactions contemplated hereby and are not acting as an underwriter, initial purchaser, dealer or in any other such capacity for the Subscriber, the Issuer, DPCM or any other person or entity in connection with the transactions contemplated hereby, (ii) the Placement Agents have not made and will not make any representation or warranty, whether express or implied, of any kind or character and have not provided any advice or recommendation in connection with the transactions contemplated hereby, and (iii) the Placement Agents will have no responsibility with respect to (A) any representations, warranties or agreements made by any person or entity under or in connection with the transactions contemplated hereby or any of the documents furnished pursuant thereto or in connection therewith, or the execution, legality, validity or enforceability (with respect to any person) of any thereof, or (B) the financial condition, business, or any other matter concerning the Issuer, DPCM or the transactions contemplated hereby. To the extent permitted by applicable law, the Subscriber agrees that it shall not seek redress from the Placement Agents for all or part of any such loss or losses the Subscriber may suffer. The Subscriber is able to sustain a complete loss on its investment in the Shares.

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w. (i) The operations of the Subscriber are and have been conducted at all times in compliance in all material respects with applicable financial recordkeeping and reporting requirements of the Currency and Foreign Transactions Reporting Act of 1970, as amended, the money laundering statutes of all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any authority, and (ii) funds used to purchase the Shares which will be advanced by the Subscriber to the Issuer hereunder will not represent proceeds of crime for the purposes of the Criminal Code (Canada) or the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) (collectively with such items described in (i), the “Anti-Money Laundering Laws”) and the Subscriber acknowledges that the Issuer and/or DPCM may in the future be required by law to disclose the Subscriber’s name and other information relating to this Subscription Agreement and the Subscriber’s subscription hereunder, on a confidential basis, pursuant to the Anti-Money Laundering Laws and the legislation, regulations or instruments enacting Canadian Economic Sanctions (as defined below). The Subscriber is not a person or entity identified on a list established under any Anti-Money Laundering Law (including, without limitation, Section 83.05 of the Criminal Code (Canada)) and the Subscriber is not a person or entity identified in the legislation or regulations enacting any economic or financial sanctions, laws, regulations, embargoes, or restrictive measures imposed, administered or enforced by Canada, including but not limited to, the provisions of the United Nations Act (Canada), the Special Economic Measures Act (Canada) or any other economic sanctions laws administered by applicable Canadian regulatory authorities (collectively, “Canadian Economic Sanctions”). To the best of its knowledge, none of the subscription funds to be provided by the Subscriber: (i) have been or will be derived from or related to any activity that is deemed criminal under the laws of Canada, the United States, or any other jurisdiction; or (ii) are being tendered on behalf of a person or entity who has not been identified to the Subscriber, and the Subscriber will promptly notify the Issuer and DPCM if the Subscriber discovers that any of such representations cease to be true and provide the Issuer and DPCM with appropriate information in connection therewith; none of the funds the Subscriber is using to purchase the Shares are, to the knowledge of the Subscriber, proceeds obtained or delivered, directly or indirectly, as a result of illegal activities.

x. The Subscriber acknowledges and agrees that the sale and delivery of the Shares to Subscribers located in or subject to the securities laws of a province or territory of Canada, is conditional upon such sale being exempt from the requirements under the securities laws and regulations of each of the provinces and territories of Canada (“Canadian Securities Laws”) as to the filing and delivery of a prospectus and that the Shares have not been qualified under a prospectus under Canadian Securities Laws. The Subscriber acknowledges that the Issuer, as of the date hereof, is not a “reporting issuer” in any jurisdiction in Canada, that the Shares are subject to statutory resale restrictions under applicable Canadian Securities Laws of the province of which the Subscriber resides (as applicable) and under other applicable Canadian Securities Laws which resale restriction may apply outside of Canada, and the Subscriber covenants that it will not resell the Shares except in compliance with such laws.

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y. If the Subscriber is located in or subject to the securities laws of a province or territory of Canada, the Subscriber (a) is an “accredited investor” (as defined in National Instrument 45-106 – Prospectus Exemptions (“NI 45-106”) or Section 73.3(1) of the Securities Act (Ontario), as applicable) in each case, satisfying the applicable requirements set forth in Schedule B, (b) is acquiring the Shares as principal for its own account and not as agent or for the benefit of any other person or is deemed under NI 45-106 or the Securities Act (Ontario), as applicable, to be purchasing the Shares as principal, and (c) was not created, and is not being used, solely to purchase or hold securities as an “accredited investor” (as defined in NI 45-106 or the Securities Act (Ontario), as applicable), (d) is not acquiring the Shares with a view to, or for offer or sale in connection with, any distribution thereof in violation of Canadian Securities Laws, (e) is a “permitted client” (as defined in National Instrument 31-103 – Registration Requirements, Exemptions and Ongoing Registrant Obligations), and (f) hereby declares, represents, warrants and agrees as set forth in the attached Schedule B (and shall provide the requested information on Schedule B following the signature page hereto).

8. Registration Rights.

a. The Issuer agrees that, within 30 calendar days after the Subscription Closing (the “Filing Deadline”), the Issuer will file with the Commission (at the Issuer’s sole cost and expense) a registration statement (the “Registration Statement”) registering the resale or transfer of the Shares, and the Issuer shall use its reasonable best efforts to have the Registration Statement declared effective as soon as practicable after the filing thereof, but no later than the earlier of (i) the 60th calendar day (or if the Commission notifies the Issuer that it will “review” the Registration Statement, 90th calendar day) following the Subscription Closing, and (ii) the 5th business day after the date the Issuer is notified (orally or in writing, whichever is earlier) by the Commission that the Registration Statement will not be “reviewed” or will not be subject to further review (such earlier date, the “Effectiveness Date”); provided, however, that the Issuer’s obligations to include the Shares in the Registration Statement are contingent upon the Subscriber furnishing in writing to the Issuer such information regarding the Subscriber, the securities of the Issuer held by the Subscriber and the intended method of disposition of the Shares as shall be reasonably requested by the Issuer to effect the registration of the Shares, and shall execute such documents in connection with such registration as the Issuer may reasonably request that are customary of a selling stockholder in similar situations; provided, that the Subscriber shall not in connection with the foregoing be required to execute any lock-up or similar agreement or otherwise be subject to any contractual restriction on the ability to transfer the Shares. Notwithstanding the foregoing, if the Commission prevents the Issuer from including in the Registration Statement any or all of the Shares due to limitations on the use of Rule 415 of the Securities Act for the resale or transfer of the Shares by the applicable stockholders or otherwise (and notwithstanding that the Issuer used diligent efforts to advocate with the staff of the Commission for the registration of all or a greater portion of the Shares), the Registration Statement shall register for resale or transfer such number of Shares which is equal to the maximum number of Shares as is permitted by the Commission. In such event, the number of Shares to be registered for each selling stockholder named in the Registration Statement shall be reduced pro rata among all such selling stockholders. If the Commission requests that the Subscriber be identified as a statutory underwriter in the Registration Statement, the Subscriber will have an opportunity to withdraw from the Registration Statement and, as promptly as practicable after being permitted to register additional Shares under Rule 415 under the Securities Act, the Issuer shall amend the Registration Statement or file one or more new Registration Statement(s) (such amendment or new Registration Statement shall also be deemed to be “Registration Statement” hereunder) to register such additional Shares and cause

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such Registration Statement to become effective as promptly as practicable after the filing thereof, but in any event no later than 30 calendar days after the filing of such Registration Statement (the “Additional Effectiveness Date”); provided, that the Additional Effectiveness Date shall be extended to 60 calendar days after the filing of such Registration Statement if the Commission notifies the Issuer that it will “review” such Registration Statement; provided, further the Issuer shall have such Registration Statement declared effective within 5 business days after the date the Issuer is notified in writing by the Commission that such Registration Statement will not be “reviewed” or will not be subject to further review. The Issuer will use its reasonable best efforts to maintain the continuous effectiveness of the Registration Statement until the earliest of (i) the fourth anniversary of the Subscription Closing, (ii) the date on which Subscriber ceases to hold any Shares, or (iii) on the first date on which Subscriber is able to sell all of its Shares under Rule 144 without limitation as to the amount of such securities that may be sold and as to the manner of sale and without the requirement for the Issuer to be in compliance with the current public information requirement under Rule 144. For purposes of clarification, any failure by the Issuer to file the Registration Statement by the Filing Deadline or to effect such Registration Statement by the Effectiveness Date (or any Additional Effectiveness Date) shall not otherwise relieve the Issuer of its obligations to file or effect the Registration Statement set forth in this Section 8. Upon notification by the Commission that any Registration Statement has been declared effective by the Commission, within two business days thereafter, the Issuer shall file the final prospectus under Rule 424 of the Securities Act. The Issuer shall provide a draft of the Registration Statement to Subscriber for review at least four business days in advance of filing of the Registration Statement, and Subscriber shall provide any comments on the Registration Statement to the Issuer no later than the day immediately preceding the filing of the Registration Statement. In no event shall Subscriber be identified as a statutory underwriter in the Registration Statement; provided, that if the Commission requires that the Subscriber be identified as a statutory underwriter in the Registration Statement, the Subscriber will have the option, in its sole and absolute discretion, to either (i) have the opportunity to withdraw from the Registration Statement upon its prompt written request to the Issuer, in which case the Issuer’s obligation to register the Shares will be deemed satisfied or (ii) be included as such in the Registration Statement.

b. Notwithstanding anything to the contrary in this Subscription Agreement, the Issuer shall be entitled to delay or postpone the effectiveness of the Registration Statement, and from time to time to require the Subscriber not to sell under the Registration Statement or to suspend the effectiveness thereof, if the negotiation or consummation of a transaction by the Issuer or its subsidiaries is pending, an event has occurred or circumstances exist, which negotiation, consummation, event or circumstances, the Issuer’s management reasonably believes, upon the advice of outside legal counsel, would require additional disclosure by the Issuer in the Registration Statement of material information that the Issuer has a bona fide business purpose for keeping confidential and the non-disclosure of which in the Registration Statement would be expected, in the reasonable determination of the Issuer’s management, upon the advice of outside legal counsel, to cause the Registration Statement to fail to comply with applicable disclosure requirements (each such circumstance, a “Suspension Event”); provided, however, that the Issuer may not delay or suspend the Registration Statement on more than two occasions or for more than 45 consecutive calendar days, or more than 90 total calendar days, in each case during any twelve-month period. Upon receipt of any written notice from the Issuer of the happening of any Suspension Event (which notice shall not contain material non-public information and which notice shall not subject the Subscriber to any duty of confidentiality) during the period that the

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Registration Statement is effective or if as a result of a Suspension Event the Registration Statement or related prospectus contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made (in the case of the prospectus) not misleading, the Subscriber agrees that it will promptly discontinue offers and sales of the Shares under the Registration Statement (excluding, for the avoidance of doubt, sales conducted pursuant to Rule 144) until the Subscriber receives copies of a supplemental or amended prospectus (which the Issuer agrees to promptly prepare) that corrects the misstatement(s) or omission(s) referred to above and receives notice that any post-effective amendment has become effective or unless otherwise notified by the Issuer that it may resume such offers and sales (which notice shall not contain any material, nonpublic information or subject the Subscriber to any duty of confidentiality). If so directed by the Issuer, the Subscriber will deliver to the Issuer or, in the Subscriber’s sole discretion destroy, all copies of the prospectus covering the Shares in the Subscriber’s possession; provided, however, that this obligation to deliver or destroy all copies of the prospectus covering the Shares shall not apply (i) to the extent the Subscriber is required to retain a copy of such prospectus (a) in order to comply with applicable legal, regulatory, self-regulatory or professional requirements or (b) in accordance with a bona fide pre-existing document retention policy or (ii) to copies stored electronically on archival servers as a result of automatic data back-up. Notwithstanding anything to the contrary, the Issuer shall cause its transfer agent to deliver unlegended shares of Common Stock to a transferee of the Subscriber in connection with any sale of Shares with respect to which the Subscriber has entered into a contract for sale, prior to the Subscriber’s receipt of the notice of a Suspension Event and for which the Subscriber has not yet settled.

c. In the case of the registration, qualification, exemption or compliance effected by the Issuer pursuant to this Subscription Agreement, the Issuer shall, upon reasonable request, inform the Subscriber as to the status of such registration, qualification, exemption and compliance. At its expense the Issuer shall:

i.	advise the Subscriber within two business days:

A.	when a Registration Statement or any amendment thereto has been filed with the Commission and when such Registration Statement or any post-effective amendment thereto has become effective;

B.	of any request by the Commission for amendments or supplements to any Registration Statement or the prospectus included therein or for additional information;

C.	of the issuance by the Commission of any stop order suspending the effectiveness of any Registration Statement or the initiation of any proceedings for such purpose;

D.

of the receipt by the Issuer of any notification with respect to the suspension of the qualification of the Shares included therein for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose; and

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E.

subject to the provisions in this Subscription Agreement, of the occurrence of any event that requires the making of any changes in any Registration Statement or prospectus so that, as of such date, the statements therein are not misleading and do not omit to state a material fact required to be stated therein or necessary to make the statements therein (in the case of a prospectus, in the light of the circumstances under which they were made) not misleading.

Notwithstanding anything to the contrary set forth herein, the Issuer shall not, when so advising the Subscriber of such events, provide the Subscriber with any material, nonpublic information regarding the Issuer or subject the Subscriber to any duty of confidentiality;

ii.	use reasonable best efforts to obtain the withdrawal of any order suspending the effectiveness of any Registration Statement as soon as reasonably practicable;

iii.

upon the occurrence of any Suspension Event, except for such times as the Issuer is permitted hereunder to suspend, and has suspended, the use of a prospectus forming part of a Registration Statement, the Issuer shall use its reasonable best efforts to as soon as reasonably practicable prepare a post-effective amendment to such Registration Statement or a supplement to the related prospectus, or file any other required document so that, as thereafter delivered to purchasers of the Shares included therein, such prospectus will not include any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading;

iv.

until the Subscriber no longer holds any Shares, use its reasonable best efforts to cause all Shares to be listed on each securities exchange or market, if any, on which the Shares issued by the Issuer have been listed;

v.

until the Subscriber no longer holds any Shares, use its reasonable best efforts to take all other steps necessary to effect the registration of the Shares contemplated hereby and to enable Subscriber to sell the Shares under Rule 144 including, but not limited to, filing all reports and other materials required to be filed by the Exchange Act to the extent the filing of such reports and other documents is required for the applicable provisions of Rule 144 to enable Subscriber to sell the Shares under Rule 144; and

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vi.

if the Shares acquired hereunder are at any time either eligible to be sold (i) pursuant to an effective Registration Statement or (ii) without volume or manner of sale limitations under Rule 144 under the Securities Act, then at the Subscriber’s request, the Issuer will take such commercially reasonable actions necessary, in cooperation with the Issuer’s transfer agent (including, if required by the Issuer’s transfer agent, delivering an opinion of the Issuer’s counsel in a form reasonably acceptable to the Issuer’s transfer agent), to remove any restrictive legend set forth on such Shares so that Subscriber can move the Shares to its prime brokerage accounts without restriction (provided that in the case of (i) above, the Subscriber will represent to transfer the Shares only pursuant to the Issuer’s effective resale shelf Registration Statement on Form S-1 (or any other applicable form) in a manner contemplated therein, where the Subscriber shall deliver a representation letter to the Issuer’s counsel, in form and substance reasonably acceptable to Issuer’s counsel (and if requested by the Issuer’s counsel, a representation letter from Subscriber’s prime broker) and in the case of (ii) above, the Subscriber shall deliver a representation letter to the Issuer’s counsel in form and substance reasonably acceptable to the Issuer’s counsel).

The Issuer shall, at its sole expense, use reasonable best efforts to file in a timely manner (giving effect to permissible extensions in accordance with Rule 12b-25 under the Exchange Act) all reports and other documents under the Exchange Act necessary to enable the Subscriber to resell the Shares pursuant to the Registration Statement. For as long as the Subscriber holds Shares, the Issuer shall, at its sole expense, use reasonable best efforts to file in a timely manner (giving effect to permissible extensions in accordance with Rule 12b-25 under the Exchange Act) all reports and other documents under the Exchange Act necessary to enable the Subscriber to resell the Shares pursuant to Rule 144, when available. The Issuer shall, at its sole expense, upon appropriate notice from the Subscriber stating that Shares have been sold or transferred pursuant to an effective Registration Statement or Rule 144, use reasonable best efforts to have the Issuer’s transfer agent timely prepare and deliver certificates or evidence of book-entry positions representing the Shares to be delivered to a transferee pursuant to such Registration Statement, which certificates or book-entry positions shall be free of any restrictive legends and in such denominations and registered in such names as the Subscriber may request. Further, the Issuer, at its sole expense, and subject to applicable law, shall use reasonable best efforts to cause its legal counsel to (a) issue to the transfer agent and maintain a “blanket” legal opinion instructing the transfer agent that, in connection with a sale or transfer of “restricted securities” (i.e., securities issued pursuant to an exemption from the registration requirements of Section 5 of the Securities Act), the resale or transfer of which restricted securities has been registered pursuant to an effective Registration Statement by the holder thereof named in such Registration Statement, upon receipt of an appropriate broker representation letter and other such documentation as the Issuer’s counsel reasonably deems necessary and appropriate and after confirming compliance with relevant prospectus delivery requirements, is authorized to remove any applicable restrictive legend in connection with such sale or transfer and (b) if the Shares are not registered pursuant to an effective Registration Statement, issue to the transfer agent a legal opinion to facilitate the sale or transfer of the Shares

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and removal of any restrictive legends pursuant to any exemption from the registration requirements of Section 5 of the Securities Act that may be available to a requesting Subscriber; provided, that in the case of a request to remove such restrictive legends in connection with a sale or transfer of Shares pursuant to clause (a) or (b) above, the Issuer shall use its reasonable best efforts to cause the Issuer’s transfer agent to remove any such applicable restrictive legends in connection with such sale or transfer within two business days of such request. The Issuer shall pay all transfer agent fees (including, without limitation, any fees required for same-day processing of any instruction letter delivered by the Issuer and any exercise notice delivered by the Subscriber), stamp taxes and other taxes and duties levied in connection with the delivery of any Shares to the Subscriber other than income and capital gains taxes of the Subscriber that may be incurred in connection with the transactions contemplated hereby.

d. The Subscriber may deliver written notice (an “Opt-Out Notice”) to the Issuer requesting that the Subscriber not receive notices from the Issuer otherwise required by this Section 8; provided, however, that the Subscriber may later revoke any such Opt-Out Notice in writing. Following receipt of an Opt-Out Notice from the Subscriber (unless subsequently revoked), (i) the Issuer shall not deliver any such notices to the Subscriber and the Subscriber shall no longer be entitled to the rights associated with any such notice and (ii) each time prior to the Subscriber’s intended use of an effective Registration Statement, the Subscriber will notify the Issuer in writing at least two business days in advance of such intended use, and if a notice of a Suspension Event was previously delivered (or would have been delivered but for the provisions of this Section 8(d)) and the related suspension period remains in effect, the Issuer will so notify the Subscriber, within one business day of the Subscriber’s notification to the Issuer, by delivering to the Subscriber a copy of such previous notice of Suspension Event, and thereafter will provide the Subscriber with the related notice of the conclusion of such Suspension Event immediately upon its availability (which notices shall not contain any material, nonpublic information or subject the Subscriber to any duty of confidentiality).

e. The Issuer shall, notwithstanding any termination of this Subscription Agreement, indemnify, defend and hold harmless the Subscriber (if the Subscriber is named as a selling stockholder under the Registration Statement), its officers, directors, trustees, agents, partners, members, managers, stockholders, affiliates, employees and investment advisers of each of them, and each person who controls the Subscriber (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act) officers, directors, trustees, agents, partners, members, managers, stockholders, affiliates, employees and investment advisers of each such controlling person to the fullest extent permitted by applicable law, from and against any and all losses, claims, damages, liabilities, costs (including, without limitation, reasonable costs of preparation and investigation and reasonable attorneys’ fees) and expenses (collectively, “Losses”), as incurred, that arise out of or are based upon (i) any untrue or alleged untrue statement of a material fact contained in any Registration Statement, any prospectus included in any Registration Statement or any form of prospectus or in any amendment or supplement thereto or in any preliminary prospectus, or arising out of or relating to any omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein (in the case of any prospectus or form of prospectus or supplement thereto, in light of the circumstances under which they were made) not misleading, or (ii) any violation or alleged violation by the Issuer of the Securities Act, Exchange Act or any state securities law or any rule or regulation thereunder, in connection with the performance of its obligations under this Section

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8, except to the extent, but only to the extent, that such untrue statements, alleged untrue statements, omissions or alleged omissions are based upon information regarding the Subscriber furnished in writing to the Issuer by the Subscriber expressly for use therein; provided, however, that the indemnification contained in this Section 8 shall not apply to amounts paid in settlement of any Losses if such settlement is effected without the consent of the Issuer (which consent shall not be unreasonably withheld, conditioned or delayed), nor shall the Issuer be liable for any Losses to the extent they arise out of or are based upon a violation which occurs (A) in reliance upon and in conformity with written information furnished by a Subscriber expressly for use in such Registration Statement, (B) in connection with any failure of such person to deliver or cause to be delivered a prospectus made available by the Issuer in a timely manner to the extent required, (C) as a result of offers or sales effected by or on behalf of any person by means of a freewriting prospectus (as defined in Rule 405 of the Securities Act) that was not authorized in writing by the Issuer, or (D) in connection with any offers, sales or transfers effected by or on behalf of a Subscriber in violation of Section 8(e) hereof. The Issuer shall notify the Subscriber promptly of the institution, threat or assertion of any proceeding arising from or in connection with the transactions contemplated by this Section 8 of which the Issuer is aware. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of an indemnified party and shall survive the transfer of the Shares by the Subscriber.

f. The Subscriber shall, severally and not jointly with any Other Subscriber or other person that is a party to any Other Subscription Agreements, indemnify and hold harmless the Issuer, its directors, officers, agents and employees, and each person who controls the Issuer (within the meaning of Section 15 of the Securities Act and Section 20 of the Exchange Act), to the fullest extent permitted by applicable law, from and against all Losses, as incurred, arising out of or are based upon any untrue or alleged untrue statement of a material fact contained in any Registration Statement, any prospectus included in the Registration Statement, or any form of prospectus, or in any amendment or supplement thereto or in any preliminary prospectus, or arising out of or relating to any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein (in the case of any prospectus, or any form of prospectus or supplement thereto, in light of the circumstances under which they were made) not misleading to the extent, but only to the extent, that such untrue statements or omissions are based upon information regarding the Subscriber furnished in writing to the Issuer by the Subscriber expressly for use therein; provided, however, that the indemnification contained in this Section 8 shall not apply to amounts paid in settlement of any Losses if such settlement is effected without the consent of the Subscriber (which consent shall not be unreasonably withheld, conditioned or delayed). In no event shall the liability of any Subscriber be greater in amount than the dollar amount of the net proceeds received by the Subscriber upon the sale of the Shares giving rise to such indemnification obligation. The Subscriber shall notify the Issuer promptly of the institution, threat or assertion of any proceeding arising from or in connection with the transactions contemplated by this Section 8 of which the Subscriber is aware. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of an indemnified party and shall survive the transfer of the Shares by the Subscriber.

g. Any person entitled to indemnification herein shall (i) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification (provided that the failure to give prompt notice shall not impair any person’s right to indemnification hereunder to the extent such failure has not prejudiced the indemnifying party)

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and (ii) permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party shall not be subject to any liability for any settlement made by the indemnified party without its consent (but such consent shall not be unreasonably withheld). An indemnifying party who elects not to assume the defense of a claim shall not be obligated to pay the fees and expenses of more than one (1) counsel for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of any indemnified party a conflict of interest may exist between such indemnified party and any other of such indemnified parties with respect to such claim. No indemnifying party shall, without the consent of the indemnified party, consent to the entry of any judgment or enter into any settlement which cannot be settled in all respects by the payment of money (and such money is so paid by the indemnifying party pursuant to the terms of such settlement) or which settlement includes a statement or admission of fault and culpability on the part of such indemnified party or which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation.

h. If the indemnification provided under this Section 8 from the indemnifying party is unavailable or insufficient to hold harmless an indemnified party in respect of any Losses, then the indemnifying party, in lieu of indemnifying the indemnified party, shall contribute to the amount paid or payable by the indemnified party as a result of such Losses in such proportion as is appropriate to reflect the relative fault of the indemnifying party and the indemnified party, as well as any other relevant equitable considerations. The relative fault of the indemnifying party and indemnified party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, was made by, or relates to information supplied by, such indemnifying party or indemnified party, and the indemnifying party’s and indemnified party’s relative intent, knowledge, access to information and opportunity to correct or prevent such action. The amount paid or payable by a party as a result of the Losses shall be subject to the limitations set forth in this Section 8 and deemed to include any legal or other fees, charges or expenses reasonably incurred by such party in connection with any investigation or proceeding. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution pursuant to this Section 8 from any person who was not guilty of such fraudulent misrepresentation. Each indemnifying party’s obligation to make a contribution pursuant to this Section 8(h) shall be individual, not joint and several, and in no event shall the liability of Subscriber hereunder exceed the net proceeds received by Subscriber upon the sale of the Shares giving rise to such indemnification obligation.

i. For purposes of this Section 8, “Shares” shall mean, as of any date of determination, the Shares acquired by the Subscriber pursuant to this Subscription Agreement and any other equity security issued or issuable with respect to such Shares by way of share split, dividend, distribution, recapitalization, merger, exchange, replacement or similar event.

9. Termination. This Subscription Agreement shall terminate and be void and of no further force and effect, and all rights and obligations of the parties hereunder shall terminate without any further liability on the part of any party in respect thereof, upon the earliest to occur of (a) the termination of the Transaction Agreement in accordance with its terms, (b) upon the mutual written agreement of each of the parties hereto to terminate this Subscription Agreement,

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(c) if any of the conditions to the Subscription Closing set forth in Section 3 of this Subscription Agreement are not satisfied or waived upon or prior to the Subscription Closing and, as a result thereof, the transactions contemplated by this Subscription Agreement are not consummated at the Subscription Closing, or (d) at the election of the Subscriber, if the Transaction Closing shall not have occurred by the Termination Date (as defined in the Transaction Agreement); provided that nothing herein will relieve any party from liability for any willful breach hereof prior to the time of termination, and each party will be entitled to any remedies at law or in equity to recover losses, liabilities or damages arising from such breach. The Issuer shall promptly notify the Subscriber of the termination of the Transaction Agreement after the termination of such agreement. For the avoidance of doubt, if any termination hereof occurs after the delivery by the Subscriber of the Purchase Price for the Shares, the Issuer shall promptly (but not later than one business day thereafter) return the Purchase Price to the Subscriber without any deduction for or on account of any tax, withholding, charges, or set-off.

10. Trust Account Waiver. The Subscriber acknowledges that DPCM is a special purpose acquisition company with the powers and privileges to effect a merger, asset acquisition, reorganization or similar business combination involving DPCM and one or more businesses or assets. The Subscriber further acknowledges that, as described in DPCM’s prospectus relating to its initial public offering, dated October 20, 2020 and filed with the Commission on October 23, 2020 and available at www.sec.gov (the “Prospectus”), substantially all of DPCM’s assets consist of the cash proceeds of DPCM’s initial public offering and private placements of its securities, and substantially all of those proceeds have been deposited in a trust account (the “Trust Account”) for the benefit of DPCM, its public stockholders and the underwriters of DPCM’s initial public offering. Except with respect to interest earned on the funds held in the Trust Account that may be released to DPCM to pay its tax obligations, if any, the cash in the Trust Account may be disbursed only for the purposes set forth in the Prospectus. For and in consideration of DPCM entering into this Subscription Agreement, the receipt and sufficiency of which are hereby acknowledged, the Subscriber hereby irrevocably waives any and all right, title and interest, or any claim of any kind it has or may have in the future, in or to any monies held in the Trust Account, and agrees not to seek recourse against the Trust Account, in each case, as a result of, or arising out of, this Subscription Agreement; provided that nothing in this Section 10 shall be deemed to limit or prohibit (i) the Subscriber’s right to pursue a claim against DPCM for legal relief against assets held outside the Trust Account, for specific performance or other equitable relief, (ii) any claims that the Subscriber may have in the future against DPCM’s assets or funds that are not held in the Trust Account (including any funds that have been released from the Trust Account and any assets that have been purchased or acquired with any such funds) or (iii) the Subscriber’s right, title, interest or claim to the Trust Account by virtue of the Subscriber’s record or beneficial ownership of DPCM Common Stock.

11. No Short Sales. The Subscriber hereby agrees that, from the date of this Agreement, neither the Subscriber nor any person or entity acting on behalf of the Subscriber or pursuant to any understanding with the Subscriber will engage in any Short Sales with respect to any Shares or any securities of the Issuer or DPCM or any instrument exchangeable for or convertible into any Shares or any other securities of the Issuer or DPCM prior to the Subscription Closing. Notwithstanding the foregoing, nothing herein shall prohibit other entities under common management with the Subscriber that have no knowledge of this Agreement or of the Subscriber’s participation in the transactions contemplated hereby (including the Subscriber’s controlled

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affiliates and/or affiliates) from entering into any “short sales”. Notwithstanding anything in this Agreement, none of the provisions of this Agreement shall in any way limit any affiliate of the Subscriber from engaging in any brokerage, investment advisory, financial advisory, anti-raid advisory, principaling, merger advisory, financing, asset management, trading, market making, arbitrage, investment activity and other similar activities conducted in the ordinary course of their business. Notwithstanding anything to the contrary set forth in this Agreement, the restrictions contained in this Section 11 shall not apply to any Shares or any securities convertible into or exercisable or exchangeable for Shares acquired by any affiliate of the Subscriber following the date of this Subscription Agreement.

12. Miscellaneous.

a. DPCM shall, no later than 9:00 a.m., New York City time, on the first business day immediately following the date of this Subscription Agreement, issue one or more press releases or file with the Commission a Current Report on Form 8-K (collectively, the “Disclosure Document”) disclosing all material terms of the transactions contemplated hereby, the Transaction and any other material, nonpublic information that the Issuer or DPCM or any of its officers, directors, employees, affiliates or agents (including the Placement Agents) has provided to the Subscriber at any time prior to the filing of the Disclosure Document. From and after the issuance of the Disclosure Document, the Subscriber shall not be in possession of any material, non-public information received from the Issuer, DPCM or any of their respective officers, directors, employees, affiliates or agents (including the Placement Agents) and from the issuance of the Disclosure Document, the Subscriber shall no longer be subject to any confidentiality or similar obligations under any current agreement, whether written or oral with the Issuer, DPCM, any of their respective officers, directors, employees or any of their respective affiliates or agents (including the Placement Agents). Except with the express written consent of the Subscriber and unless prior thereto the Subscriber, the Issuer and DPCM shall have executed a written agreement regarding the confidentiality and use of such information, each of the Issuer and DPCM shall not, and shall cause their respective officers, directors, employees and agents, not to, provide Subscriber with any material, non-public information regarding the Issuer, DPCM or the Transaction from and after the filing of the Disclosure Document. Each of the Issuer and DPCM understands and confirms that the Subscriber and its affiliates will rely on the foregoing representations in effecting transactions in securities of DPCM. Notwithstanding anything in this Subscription Agreement to the contrary, each party hereto acknowledges and agrees that without the prior written consent of the other party hereto it will not (and in the case of each of the Issuer and DPCM, it will cause its representatives, including the Placement Agents not to) publicly make reference to such other party or any of its affiliates (i) in connection with the Transaction or this Subscription Agreement (provided that the Subscriber may disclose its entry into this Subscription Agreement and the Purchase Price) or (ii) in any promotional materials, media, or similar circumstances, except, in each case, as required by law or regulation or at the request of the Staff or regulatory agency or under the regulations of NYSE, including, in the case of the Issuer and DPCM (a) as required by the federal securities law in connection with the Registration Statement, (b) the filing of a form of this Subscription Agreement with the Commission and (c) the filing of the Registration Statement on Form S-4 and related proxy statement to be filed by the Issuer with respect to the Transaction, in which case the Issuer shall provide the Subscriber with prior written notice of such disclosure permitted under this subclause (ii) and shall reasonably consult with Subscriber regarding such disclosure.

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b. Neither this Subscription Agreement nor any rights that may accrue to the parties hereunder (other than the Shares acquired hereunder, if any, and the rights set forth in Section 8) may be transferred or assigned without the prior written consent of the other party hereto; provided, that Subscriber may transfer or assign all or a portion of its rights under this Subscription Agreement, with the Issuer’s and DPCM’s consent, to another person; provided further that this Subscription Agreement and any of the Subscriber’s rights and obligations hereunder may be assigned to any fund or account managed by the same investment manager as the Subscriber or by an affiliate (as defined under the Exchange Act) of such investment manager without the prior written consent of the Issuer or DPCM.

c. The Issuer and DPCM may request from the Subscriber such additional information as the Issuer or DPCM may deem reasonably necessary to evaluate the eligibility of the Subscriber to acquire the Shares, and the Subscriber promptly shall provide such information as may reasonably be requested, to the extent readily available and to the extent consistent with its internal policies and procedures, provided that each of the Issuer and DPCM agrees to keep confidential any such information to the extent such information is not in the public domain, was not provided lawfully to the Issuer or DPCM by another source not under a duty of confidentiality and except to the extent disclosure of such information by the Issuer or DPCM is compelled by law, court order or a self- regulatory organization such as NYSE or FINRA or required to be included in the Registration Statement, in which case, the Issuer or DPCM shall provide the Subscriber with prior written notice of any disclosure of such information if reasonably practicable and legally permitted and shall reasonably consult with Subscriber regarding such disclosure.

d. The Subscriber acknowledges that the Issuer, DPCM and the Placement Agents and, only following the Subscription Closing and the Transaction Closing, D-Wave may rely on the acknowledgments, understandings, agreements, representations and warranties of the Subscriber contained in this Subscription Agreement as if such acknowledgments, understandings, agreements, representations and warranties were made directly to them. Each of the Issuer and DPCM acknowledges that the Subscriber and the Placement Agents are entitled to and will rely on the acknowledgements, understandings, agreements, representations and warranties of each of the Issuer and DPCM, respectively, contained in this Subscription Agreement. Prior to the Subscription Closing, the Subscriber agrees to notify the Issuer, DPCM and the Placement Agents promptly if any of the acknowledgments, understandings, agreements, representations and warranties set forth herein are no longer accurate in any material respect (other than those acknowledgments, understandings, agreements, representations and warranties qualified by materiality, in which case the Subscriber shall notify the Issuer, DPCM and the Placement Agents if they are no longer accurate in all respects). Prior to the Subscription Closing, each of the Issuer and DPCM agrees to notify the Subscriber and the Placement Agents promptly if any of the acknowledgments, understandings, agreements, representations and warranties set forth herein are no longer accurate in any material respect (other than those acknowledgments, understandings, agreements, representations and warranties qualified by materiality, Issuer Material Adverse Effect or DPCM Material Adverse Effect, in which case the Issuer or DPCM, respectively, shall notify the Subscriber and the Placement Agents if they are no longer accurate in all respects). The Subscriber further acknowledges and agrees that the Placement Agents are third-party beneficiaries of the representations and warranties of the Subscriber contained in Section 7 of this Subscription Agreement. Each of the Issuer and DPCM acknowledges and agrees that the Placement Agents and all indemnified parties as set forth in Section 8 are third-party beneficiaries of the representations and warranties of the Issuer and DPCM contained in Sections 5 and 6, respectively, of this Subscription Agreement.

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e. The Issuer, DPCM, the Subscriber and the Placement Agents are entitled to rely upon this Subscription Agreement and each party hereto is irrevocably authorized to produce this Subscription Agreement or a copy hereof when required by law, governmental authority or self- regulatory organization to do so in any administrative or legal proceeding or official inquiry with respect to the matters covered hereby.

f. Except if required by law, governmental authority or self-regulatory organization, without the prior written consent of the Subscriber, neither the Issuer nor DPCM shall cause its representatives, including the Placement Agents and their respective representatives, not to, disclose the existence of this Subscription Agreement or any negotiations related hereto, or to use the name of the Subscriber or any information provided by the Subscriber in connection herewith in or for the purpose of any marketing activities or materials or for any similar or related purpose.

g. All the agreements, representations and warranties made by each party in this Subscription Agreement shall survive the Subscription Closing.

h. This Subscription Agreement may not be modified, waived or terminated (other than pursuant to the terms of Section 9 hereof) except by an instrument in writing, signed by the party against whom enforcement of such modification, waiver, or termination is sought; provided that any rights (but not obligations) of a party under this Subscription Agreement may be waived, in whole or in part, by such party on its own behalf without the prior consent of any other party; provided that Sections 5, 6, 7, 12(d) and 12(e) of this Subscription Agreement may not be modified, waived or terminated in a manner that is material and adverse to the Placement Agents without the prior written consent of the Placement Agents.

i. This Subscription Agreement constitutes the entire agreement, and supersedes all other prior agreements, understandings, representations and warranties, both written and oral, among the parties, with respect to the subject matter hereof. Except as otherwise expressly set forth in subsection (d) of this Section 12 and Section 8, this Subscription Agreement shall not confer any rights or remedies upon any person other than the parties hereto, and their respective successor and assigns.

j. Except as otherwise provided herein, this Subscription Agreement shall be binding upon, and inure to the benefit of the parties hereto and their heirs, executors, administrators, successors, legal representatives, and permitted assigns, and the agreements, representations, warranties, covenants and acknowledgments contained herein shall be deemed to be made by, and be binding upon, such heirs, executors, administrators, successors, legal representatives and permitted assigns.

k. If any provision of this Subscription Agreement shall be invalid, illegal or unenforceable, the validity, legality or enforceability of the remaining provisions of this Subscription Agreement shall not in any way be affected or impaired thereby and shall continue in full force and effect so long as this Subscription Agreement as so modified continues to express,

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without material change, the original intentions of the parties as to the subject matter hereof and the prohibited nature, invalidity or unenforceability of the provision(s) in question does not substantially impair the respective expectations or reciprocal obligations of the parties or the practical realization of the benefits that would otherwise be conferred upon the parties. The parties will endeavor in good faith negotiations to replace the prohibited, invalid or unenforceable provision(s) with a valid provision(s), the effect of which comes as close as possible to that of the prohibited, invalid or unenforceable provision(s).

l. This Subscription Agreement may be executed and delivered in one or more counterparts (including by facsimile or any other form of electronic delivery (including .pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com or other transmission method)) and by different parties in separate counterparts, with the same effect as if all parties hereto had signed the same document. All counterparts so executed and delivered shall be construed together and shall constitute one and the same agreement.

m. The parties hereto agree that irreparable damage may occur in the event that any of the provisions of this Subscription Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to seek equitable relief, including in the form of an injunction or injunctions to prevent breaches of this Subscription Agreement and to enforce specifically the terms and provisions of this Subscription Agreement, this being in addition to any other remedy to which such party is entitled to seek at law, in equity, in contract, in tort or otherwise.

n. Any notice, request, claim, demand, waiver, consent, approval or other communication which is required or permitted hereunder shall be in writing and shall be deemed given (a) when delivered by hand (with written confirmation of receipt), (b) when received by the addressee if sent by a nationally recognized overnight courier postage prepaid (receipt requested), (c) on the date sent by email (with no “bounceback” or notice of non-delivery) if sent during normal business hours of the recipient, and on the next business day if sent after normal business hours of the recipient or (d) on the third business day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 12(n)):

i.	if to the Subscriber, to such address or addresses set forth on the Subscriber’s signature page hereto;

ii.	if to the Issuer or DPCM prior to the Transaction Closing, to:

DPCM Capital, Inc.

382 NE 191 Street, #24148

Miami, FL 33179

Attention: Emil Michael

Telephone: (305) 857-5086

With a required copy to (which shall not constitute notice):

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Greenberg Traurig, LLP

MetLife Building

200 Park Avenue

New York, New York 10166

Attention:     Alan Annex

                      Kevin Friedmann

Email:          AnnexA@gtlaw.com

                      FriedmannK@gtlaw.com

iii.	If to D-Wave prior to the Transaction Closing, to:

D-Wave Systems Inc.

3033 Beta Avenue

Burnaby, BC V5G 4M9

Attention:     Tanya Rothe

E-mail:         legal@dwavesys.com

With required copies to (which shall not constitute notice):

Blake, Cassels & Graydon LLP

Suite 2600, 595 Burrard Street

Vancouver, B.C. V7X 1L3

Attention:     Steven McKoen

E-mail:         steven.mckoen@blakes.com

and

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019

Attention:   Adam M. Givertz

E-mail:       agivertz@paulweiss.com

iv.	If to the Issuer or DPCM after the Transaction Closing, to:

D-Wave Systems Inc.

3033 Beta Avenue

Burnaby, BC V5G 4M9

Attention:   Tanya Rothe

E-mail:       legal@dwavesys.com

With required copies to (which shall not constitute notice):

Blake, Cassels & Graydon LLP

Suite 2600, 595 Burrard Street

Vancouver, B.C. V7X 1L3

Attention:  Steven McKoen

E-mail:      steven.mckoen@blakes.com

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and

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019

Attention:  Adam M. Givertz

E-mail:      agivertz@paulweiss.com

o. THIS SUBSCRIPTION AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK, WITHOUT REGARD TO THE PRINCIPLES OF CONFLICTS OF LAWS THAT WOULD OTHERWISE REQUIRE THE APPLICATION OF THE LAW OF ANY OTHER STATE.

THE PARTIES HERETO IRREVOCABLY SUBMIT TO THE EXCLUSIVE JURISDICTION OF THE UNITED STATES DISTRICT COURT FOR THE SOUTHERN DISTRICT OF NEW YORK, THE SUPREME COURT OF THE STATE OF NEW YORK AND THE FEDERAL COURTS OF THE UNITED STATES OF AMERICA LOCATED IN THE STATE OF NEW YORK SOLELY IN RESPECT OF THE INTERPRETATION AND ENFORCEMENT OF THE PROVISIONS OF THIS SUBSCRIPTION AGREEMENT AND THE DOCUMENTS REFERRED TO IN THIS SUBSCRIPTION AGREEMENT AND IN RESPECT OF THE TRANSACTIONS CONTEMPLATED HEREBY, AND HEREBY WAIVE, AND AGREE NOT TO ASSERT, AS A DEFENSE IN ANY ACTION, SUIT OR PROCEEDING FOR INTERPRETATION OR ENFORCEMENT HEREOF OR ANY SUCH DOCUMENT THAT IS NOT SUBJECT THERETO OR THAT SUCH ACTION, SUIT OR PROCEEDING MAY NOT BE BROUGHT OR IS NOT MAINTAINABLE IN SAID COURTS OR THAT VENUE THEREOF MAY NOT BE APPROPRIATE OR THAT THIS SUBSCRIPTION AGREEMENT OR ANY SUCH DOCUMENT MAY NOT BE ENFORCED IN OR BY SUCH COURTS, AND THE PARTIES HERETO IRREVOCABLY AGREE THAT ALL CLAIMS WITH RESPECT TO SUCH ACTION, SUIT OR PROCEEDING SHALL BE HEARD AND DETERMINED BY SUCH A NEW YORK STATE OR FEDERAL COURT. THE PARTIES HEREBY CONSENT TO AND GRANT ANY SUCH COURT JURISDICTION OVER THE PERSON OF SUCH PARTIES AND OVER THE SUBJECT MATTER OF SUCH DISPUTE AND AGREE THAT MAILING OF PROCESS OR OTHER PAPERS IN CONNECTION WITH SUCH ACTION, SUIT OR PROCEEDING IN THE MANNER PROVIDED IN SECTION 12(n) OR IN SUCH OTHER MANNER AS MAY BE PERMITTED BY LAW SHALL BE VALID AND SUFFICIENT SERVICE THEREOF.

EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS SUBSCRIPTION AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

33

EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER; (II) SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THE FOREGOING WAIVER; (III) SUCH PARTY MAKES THE FOREGOING WAIVER VOLUNTARILY AND (IV) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS SUBSCRIPTION AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 12(o).

p. Each of the Issuer and DPCM covenant to the Subscriber that, if either (i) an Other Subscription Agreement or (ii) any subscription agreement or similar purchase agreement constituting Additional PIPE Financing (as defined in the Transaction Agreement) (an “Additional PIPE Financing Subscription Agreement”), as applicable, contains more favorable terms and/or conditions (as the case may be) than the terms and/or conditions contained in this Subscription Agreement, then the terms and conditions of this Subscription Agreement shall be, without any further action by the Subscriber, the Issuer or DPCM, automatically amended and modified in an economically and legally equivalent manner such that the Subscriber shall receive the benefit of such more favorable terms and/or conditions (as the case may be) set forth in such Other Subscription Agreement or Additional PIPE Financing Subscription Agreement, as applicable, and the Issuer or DPCM will notify Subscriber within three (3) calendar days following acceptance of the Subscriber’s subscription by the Issuer and DPCM (or in the case of an Additional PIPE Financing Subscription Agreement, within three (3) calendar days following acceptance of such Additional PIPE Financing Subscription Agreement) of any such amended or modified term or condition; provided that upon written notice to the Issuer and DPCM, at any time, the Subscriber may elect not to accept the benefit of any or all of such amended or modified terms or conditions, in which event any such terms or conditions not accepted shall be deemed not to have amended or modified this Subscription Agreement.

q. If any change in the Common Stock shall occur between the date hereof and immediately prior to the Subscription Closing by reason of any reclassification, recapitalization, stock split (including reverse stock split) or combination, exchange or readjustment of shares, or any stock dividend, the number and type of Shares issued to the Subscriber and the Purchase Price shall be appropriately adjusted to reflect such change.

r. The words “hereof,” “herein,” “hereinafter,” “hereunder,” and “hereto” and words of similar import refer to this Subscription Agreement as a whole and not to any particular section or subsection of this Subscription Agreement and reference to a particular section of this Subscription Agreement will include all subsections thereof, unless, in each case, the context otherwise requires. Unless otherwise indicated the words “include,” “includes” and “including” when used herein shall be deemed in each case to be followed by the words “without limitation.” Except where otherwise indicated, all references to currency amounts in this Subscription Agreement, including the schedules hereto, shall mean United States dollars and references to “C$” shall mean Canadian dollars. Each of the parties cooperated in the drafting and preparation of this Subscription Agreement and, therefore, waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

[SIGNATURE PAGES FOLLOW]

34

IN WITNESS WHEREOF, the undersigned has executed or caused this Subscription Agreement to be executed by its duly authorized representative as of the date set forth below.

Name of Investor:	State/Country of Formation or Domicile:

By:
Name:
Title:

Name in which shares are to be registered	Date: __________________, 2022
(if different):

Subscriber’s EIN:

Business Address-Street:	Mailing Address-Street (if different):

City, State, Zip:	City, State, Zip:
Attn:	Attn:
Telephone No.:	Telephone No.:
Email Address:	Email Address:
Aggregate Purchase Price:* $

The above Subscriber agrees that it shall pay the Purchase Price by wire transfer of United States dollars in immediately available funds to the account specified by the Issuer in the Closing Notice.

*	The number of Shares to be delivered pursuant to this Subscription Agreement will be equal to the Purchase Price, divided by $10.00 and multiplied by the Exchange Ratio.

[Signature Page to Subscription Agreement]

IN WITNESS WHEREOF, each of D-Wave Quantum Inc. and DPCM Capital, Inc. has accepted this Subscription Agreement as of the date set forth below.

DPCM CAPITAL, INC.

By:
Name:
Title:

D-WAVE QUANTUM INC.

By:
Name:
Title:

Date: ______________________, 2022

[Signature Page to Subscription Agreement]

SCHEDULE A

ELIGIBILITY REPRESENTATIONS OF THE SUBSCRIBER

A.	QUALIFIED INSTITUTIONAL BUYER STATUS (Please check the applicable subparagraphs):

1.	☐	We are a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act).

	☐	We are subscribing for the Shares as a fiduciary or agent for one or more investor accounts, and each owner of such accounts is a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act).

B.	INSTITUTIONAL ACCREDITED INVESTOR STATUS (Please check the applicable subparagraphs):

1.	☐	We are an “accredited investor” (within the meaning of Rule 501(a)(1), (2), (3), (7), (9), (12) or (13) under the Securities Act) for one or more of the following reasons (Please check the applicable subparagraphs):

	☐	We are a bank, as defined in Section 3(a)(2) of the Securities Act or any savings and loan association or other institution as defined in Section 3(a)(5)(A) of the Securities Act, whether acting in an individual or a fiduciary capacity.

	☐	We are a broker or dealer registered under Section 15 of the Securities Exchange Act of 1934, as amended.

	☐	We are an insurance company, as defined in Section 2(a)(13) of the Securities Act.

	☐	We are an investment company registered under the Investment Company Act of 1940, as amended (the “Investment Company Act”) or a business development company, as defined in Section 2(a)(48) of that act.

	☐	We are a Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301(c) or (d) of the Small Business Investment Act of 1958.

	☐	We are a plan established and maintained by a state, its political subdivisions or any agency or instrumentality of a state or its political subdivisions for the benefit of its employees, if the plan has total assets in excess of $5 million.

	☐	We are an employee benefit plan within the meaning of the Employee Retirement Income Security Act of 1974, if the investment decision is being made by a plan fiduciary, as defined in Section 3(21) of such act, which is

Schedule A

which is either a bank, savings and loan association, an insurance company, or a registered investment adviser, or if the employee benefit plan has total assets in excess of $5 million or, if a self-directed plan, with investment decisions made solely by persons that are accredited investors.

☐	We are a private business development company, as defined in Section 202(a)(22) of the Investment Advisers Act of 1940, as amended (the “Investment Adviser’s Act”).

☐	We are an organization described in section 501(c)(3) of the Internal Revenue Code, corporation, Massachusetts or similar business trust, partnership, or limited liability company, not formed for the specific purpose of acquiring the Securities, with total assets in excess of $5 million.

☐	We are a trust with total assets in excess of $5 million not formed for the specific purpose of acquiring the Securities, whose purchase is directed by a sophisticated person as described in Rule 506(b)(2)(ii) under the Securities Act.

☐	We are an investment adviser registered pursuant to section 203 of the Investment Advisers Act or registered pursuant to the laws of a state, or an investment adviser relying on the exemption from registering with the SEC under Section 203(l) or (m) of the Investment Advisers Act;

☐	We are a Rural Business Investment Company as defined in Section 384A of the Consolidated Farm and Rural Development Act;

☐	We are a family office, as defined in Rule 202(a)(11)(G)-1 under the Investment Advisers Act, that (i) has assets under management in excess of $5 million; (ii) is not formed for the specific purpose of acquiring the Securities and (iii) has a person directing the prospective investment who has such knowledge and experience in financial and business matters so that the family office is capable of evaluating the merits and risks of the prospective investment;

☐	We are a family client, as defined in Rule 202(a)(11)(G)-1 under the Investment Advisers Act, of a family office meeting the requirements of clause (d) above and whose prospective investment in the Issuer is directed by that family office pursuant to clause (12)(iii) above;

☐	We are an entity of a type not previously listed that is not formed for the specific purpose of acquiring the Securities and owns investments in excess of $5 million. For purposes of this clause, “investments” means investments as defined in Rule 2a51-1(b) under the Investment Company Act;

☐	We are an entity in which all of the equity owners are institutional accredited investors under any of the above subparagraphs.

Schedule A

C	AFFILIATE STATUS

(Please check the applicable box) THE SUBSCRIBER:

	☐	is:

	☐	is not:

an “affiliate” (as defined in Rule 144 under the Securities Act) of the Issuer or acting on behalf of an affiliate of the Issuer.

This page should be completed by the Subscriber and constitutes a part of the Subscription Agreement

Schedule A

SCHEDULE B

ELIGIBILITY REPRESENTATIONS OF THE SUBSCRIBER

(Canadian Investors Only)

1.	We hereby declare, represent and warrant that:

(a)

we are purchasing the Shares as principal for our own account, or are deemed to be purchasing the Shares as principal for our own account in accordance with applicable Canadian securities laws, and not as agent for the benefit of another investor;

(b)	we are residents in or subject to the laws of one of the provinces or territories of Canada;

(c)

we are entitled under applicable securities laws to purchase the Shares without the benefit of a prospectus qualified under such securities laws and, without limiting the generality of the foregoing, are both:

a.

an “accredited investor” as defined in section 1.1 of National Instrument 45-106 – Prospectus Exemptions (“NI 45-106”) or section 73.3(1) of the Securities Act (Ontario) by virtue of satisfying the indicated criterion in Section 11 below, and we are not a person created or used solely to purchase or hold securities as an “accredited investor” as described in paragraph (m) of the definition of “accredited investor” in section 1.1 of NI 45-106; and

b.

a “permitted client” as defined in section 1.1 of National Instrument 31-103 – Registration Requirements, Exemptions and Ongoing Registrant Obligations by virtue of satisfying the indicated criterion in Section 12 below

(d)

we have received, reviewed and understood, this Subscription Agreement and certain disclosure materials relating to the placing of Shares in Canada and, are basing our investment decision solely on this Subscription and the materials provided by the Issuer and not on any other information concerning the Issuer or the offering of the Shares;

(e)

the acquisition of Shares does not and will not contravene any applicable Canadian securities laws, rules or policies of the jurisdiction in which we are resident and does not trigger (i) any obligation to prepare and file a prospectus or similar document or (ii) any registration or other similar obligation on the part of any person;

(f)

we will execute and deliver within the applicable time periods all documentation as may be required by applicable Canadian securities laws to permit the purchase of the Shares on the terms set forth herein and, if required by applicable Canadian securities laws, will execute, deliver and file or assist the Issuer in obtaining and filing such reports, undertakings and other documents relating to the purchase of the Shares as may be required by any applicable Canadian securities laws, securities regulator, stock exchange or other regulatory authority; and

(g)

neither we nor any party on whose behalf we are acting has been established, formed or incorporated solely to acquire or permit the purchase of Shares without a prospectus in reliance on an exemption from the prospectus requirements of applicable Canadian securities laws.

2.

We are aware of the characteristics of the Shares, the risks relating to an investment therein and agree that we must bear the economic risk of its investment in the Shares. We understand that we will not be able to resell the Shares under applicable Canadian securities laws except in accordance with limited exemptions and compliance with other requirements of applicable law, and we (and not the Issuer) are responsible for compliance with applicable resale restrictions or hold periods and will comply with all relevant Canadian securities laws in connection with any resale of the Shares.

3.

We hereby undertake to notify the Issuer immediately of any change to any declaration, representation, warranty or other information relating to us set forth herein which takes place prior to the closing of the purchase of the Shares applied for hereby.

4.

We understand and acknowledge that (i) the Issuer is not a reporting issuer in any province or territory in Canada and its securities are not listed on any stock exchange in Canada and there is currently no public market for the Shares in Canada; and (ii) the Issuer currently has no intention of becoming a reporting issuer in Canada and the Issuer is not obligated to file and has no present intention of filing a prospectus with any securities regulatory authority in Canada to qualify the resale of the Shares to the public, or listing the Issuer’s securities on any stock exchange in Canada and thus the applicable restricted period or hold period may not commence and the Shares may be subject to an unlimited hold period or restricted period in Canada and in that case may only be sold pursuant to limited exemptions under applicable securities legislation.

5.

We confirm we have reviewed applicable resale restrictions under relevant Canadian legislation and regulations and we acknowledge that any certificates evidencing the Shares will be endorsed with a legend setting out resale restrictions under applicable Canadian securities laws in substantially the following form:

“Unless permitted under securities legislation, the holder of this security must not trade the security before the date that is four months and one day after the later of (i) [insert distribution date], and (ii) the date the issuer became a reporting issuer in any Canadian province or territory.”

6.

It is acknowledged that we should consult our own legal and tax advisors with respect to the tax consequences of an investment in the Shares in our particular circumstances and with respect to the eligibility of the Shares for investment by us and resale restrictions under relevant Canadian legislation and regulations, and that we have not relied on the Issuer, DPCM or on the contents of the disclosure materials provided by the Issuer or DPCM, for any legal, tax or financial advice.

7.

If we are a resident of Quebec, we acknowledge that it is our express wish that all documents evidencing or relating in any way to the sale of the Shares be drawn in the English language only. Si nous sommes résidents de la province de Québec, nous reconnaissons par les présentes que c’est notre volonté expresse que tous les documents faisant foi ou se rapportant de quelque manière à la vente des engagements soient rédigés en anglais seulement.

Schedule B

8.

We understand and acknowledge that we are making the representations, warranties and agreements contained herein with the intent that they may be relied upon by the Issuer, DPCM and the agents in determining our eligibility to purchase the Shares, including the availability of exemptions from the prospectus requirements of applicable Canadian securities laws in connection with the issuance of the Shares.

9.

We consent to the collection, use and disclosure of certain personal information for the purposes of meeting legal, regulatory, self-regulatory, security and audit requirements (including any applicable tax, securities, money laundering or anti-terrorism legislation, rules or regulations) and as otherwise permitted or required by law, which disclosures may include disclosures to tax, securities or other regulatory or self-regulatory authorities in Canada and/or in foreign jurisdictions, if applicable, in connection with the regulatory oversight mandate of such authorities.

10.

If we are an individual resident in Canada, we acknowledge that: (A) the Issuer, DPCM or the agents may be required to provide personal information pertaining to us as required to be disclosed in Schedule I of Form 45-106F1 Report of Exempt Distribution (“Form 45-106F1”) under NI 45-106 (including its name, email address, address, telephone number and the aggregate purchase price paid by the purchaser) (“personal information”) to the securities regulatory authority or regulator in the local jurisdiction (the “Regulator”); (B) the personal information is being collected indirectly by the Regulator under the authority granted to it in securities legislation; and (C) the personal information is being collected for the purposes of the administration and enforcement of the securities legislation; and by purchasing the securities, we shall be deemed to have authorized such indirect collection of personal information by the Regulator. Questions about the indirect collection of information should be directed to the Regulator in the local jurisdiction, using the contact information set out below:

(a)	in Alberta, the Alberta Securities Commission, Suite 600, 250—5th Street SW, Calgary, Alberta T2P 0R4, Telephone: (403) 297-6454, toll free in Canada: 1-877-355-0585, Email: inquiries@asc.ca;

(b)

in British Columbia, the British Columbia Securities Commission, P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, British Columbia V7Y 1L2, Inquiries: (604) 899-6500, toll free in Canada: 1-800-373-6393, Email: inquiries@bcsc.bc.ca;

(c)	in Manitoba, The Manitoba Securities Commission, 500—400 St. Mary Avenue, Winnipeg, Manitoba R3C 4K5, Telephone: (204) 945-2548, toll free in Manitoba 1-800-655-5244, Email: securities@gov.mb.ca;

(d)

in New Brunswick, Financial and Consumer Services Commission (New Brunswick), 85 Charlotte Street, Suite 300, Saint John, New Brunswick E2L 2J2, Telephone: (506) 658-3060, toll free in Canada: 1-866-933-2222, Email: info@fcnb.ca;

Schedule B

(e)

in Newfoundland and Labrador, Government of Newfoundland and Labrador, Office of Superintendent of Securities, P.O. Box 8700, Confederation Building, 2nd Floor, West Block, Prince Philip Drive, St. John’s, Newfoundland and Labrador, A1B 4J6, Telephone: (709) 729-4189;

(f)

in the Northwest Territories, the Government of the Northwest Territories, Office of the Superintendent of Securities, P.O. Box 1320, Yellowknife, Northwest Territories X1A 2L9, Attention: Superintendent of Securities, Telephone: (867) 767-9305;

(g)

in Nova Scotia, the Nova Scotia Securities Commission, Suite 400, 5251 Duke Street, Duke Tower, P.O. Box 458, Halifax, Nova Scotia B3J 2P8, Telephone: (902) 424-7768 toll free in Canada: 1-855-424-2499, Email: NSSCinquiries@novascotia.ca;

(h)	in Nunavut, Government of Nunavut, Department of Justice, Legal Registries Division, P.O. Box 1000, Station 570, 1st Floor, Brown Building, Iqaluit, Nunavut X0A 0H0, Telephone: (867) 975-6590;

(i)

in Ontario, the Inquiries Officer at the Ontario Securities Commission, 20 Queen Street West, 22nd Floor, Toronto, Ontario M5H 3S8, Telephone: (416) 593-8314, toll free in Canada: 1-877-785-1555, Email: exemptmarketfilings@osc.gov.on.ca;

(j)

in Prince Edward Island, the PEI Office of the Superintendent of Securities, 95 Rochford Street, 4th Floor Shaw Building, P.O. Box 2000, Charlottetown, Prince Edward Island C1A 7N8, Telephone: (902) 368-4569;

(k)

in Québec, the Autorité des marchés financiers, 800, Square Victoria, 22e étage, C.P. 246, Tour de la Bourse, Montréal, Québec H4Z 1G3, Telephone: (514) 395-0337 or (418) 525-0337, toll free in Canada 1-877-525-0337, Email: financementdessocietes@lautorite.qc.ca (For corporate finance issuers), fonds_dinvestissement@lautorite.qc.ca (For investment fund issuers);

(l)	in Saskatchewan, the Financial and Consumer Affairs Authority of Saskatchewan, Suite 601—1919 Saskatchewan Drive, Regina, Saskatchewan S4P 4H2, Telephone: (306) 787-5879, Email: fcaa@gov.sk.ca; and

(m)

in Yukon, Office of the Superintendent of Securities, Government of Yukon, Department of Community Services, 307 Black Street, 1st Floor, P.O. Box 2703, C-6, Whitehorse, Yukon Y1A 2C6, Telephone: (867) 667-5466, Email: securities@gov.yk.ca.

11.

We hereby represent, warrant, covenant and certify that we are, or any party on whose behalf we are acting is, an “accredited investor” as defined in NI 45-106 or section 73.3(1) of the Securities Act (Ontario) by virtue of satisfying the indicated criterion below:

Schedule B

Please check the category that applies:

☐	(a)

Except for a Purchaser resident in Ontario, a Canadian financial institution, or a Schedule III bank.

For a purchaser resident in Ontario, a financial institution described in paragraph 1, 2 or 3 of subsection 73.1(1) of the Securities Act (Ontario).

☐	(b)	the Business Development Bank of Canada incorporated under the Business Development Bank of Canada Act (Canada),

☐	(c)	a subsidiary of any person or company referred to in paragraphs (a) or (b) if the person or company owns all of the voting securities of the subsidiary, except the voting securities required by law to be owned by directors of that subsidiary,

☐	(d)	a person or company registered under the securities legislation of a province or territory of Canada as an adviser or dealer, except as otherwise prescribed by the regulations,

	(e)	[omitted]

	(e.1)	[omitted]

☐	(f)	the Government of Canada, the government of a province or territory of Canada, or any Crown corporation, agency or wholly owned entity of the Government of Canada or of the government of a province or territory of Canada,

☐	(g)	a municipality, public board or commission in Canada and a metropolitan community, school board, the Comité de gestion de la taxe scolaire de l’île de Montréal or an intermunicipal management board in Québec,

☐	(h)	any national, federal, state, provincial, territorial or municipal government of or in any foreign jurisdiction, or any agency of that government,

☐	(i)	a pension fund that is regulated by either the Office of the Superintendent of Financial Institutions (Canada) or a pension commission or similar regulatory authority of a province or territory of Canada,

	(j)	[omitted]

☐	(j.1)	an individual who beneficially owns financial assets having an aggregate realizable value that before taxes, but net of any related liabilities, exceeds C$5,000,000,

	(k)	[omitted]

	(l)	[omitted]

☐	(m)	a person, other than an individual or investment fund, that has net assets of at least C$5,000,000 as shown on its most recently prepared financial statements,

☐	(n)	an investment fund that distributes or has distributed its securities only to

(i) a person that is or was an accredited investor at the time of the distribution,

(ii)  a person that acquires or acquired securities in the circumstances referred to in sections 2.10 of NI 45-106 [Minimum amount investment], or 2.19 of NI 45-106 [Additional investment in investment funds], or

(iii) a person described in paragraph (i) or (ii) that acquires or acquired securities under section 2.18 of NI 45-106 [Investment fund reinvestment],

☐	(o)	an investment fund that distributes or has distributed securities under a prospectus in a jurisdiction of Canada for which the regulator or, in Québec, the securities regulatory authority, has issued a receipt,

☐	(p)	a trust company or trust corporation registered or authorized to carry on business under the Trust and Loan Companies Act (Canada) or under comparable legislation in a jurisdiction of Canada or a foreign jurisdiction, acting on behalf of a fully managed account managed by the trust company or trust corporation, as the case may be,

Schedule B

☐	(q)	a person acting on behalf of a fully managed account[1] managed by that person, if that person is registered or authorized to carry on business as an adviser or the equivalent under the securities legislation of a jurisdiction of Canada or a foreign jurisdiction,

☐	(r)	a registered charity under the Income Tax Act (Canada) that, in regard to the trade, has obtained advice from an eligibility adviser or an adviser registered under the securities legislation of the jurisdiction of the registered charity to give advice on the securities being traded,

☐	(s)	an entity organized in a foreign jurisdiction that is analogous to any of the entities referred to in paragraphs (a) through (d) or paragraph (i) in form and function,

☐	(t)	a person in respect of which all of the owners of interests, direct, indirect or beneficial, except the voting securities required by law to be owned by directors, are persons that are accredited investors,

☐	(u)	an investment fund that is advised by a person registered as an adviser or a person that is exempt from registration as an adviser,

☐	(v)	a person that is recognized or designated by the securities regulatory authority as an accredited investor,

☐	(w)	a trust established by an accredited investor for the benefit of the accredited investor’s family members of which a majority of the trustees are accredited investors and all of the beneficiaries are the accredited investor’s spouse, a former spouse of the accredited investor or a parent, grandparent, brother, sister, child or grandchild of that accredited investor, of that accredited investor’s spouse or of that accredited investor’s former spouse.

12.	We hereby represent, warrant, covenant and certify that we are, or any party on whose behalf we are acting is, a “permitted client” by virtue of the criterion indicated below,

Please check the category that applies:

☐	(a)	a Canadian financial institution or a Schedule III bank;

☐	(b)	the Business Development Bank of Canada incorporated under the Business Development Bank of Canada Act (Canada);

☐	(c)	a subsidiary of any person or company referred to in paragraph (a) or (b), if the person or company owns all of the voting securities of the subsidiary, except the voting securities required by law to be owned by directors of the subsidiary;

[1]

A “fully managed account” means an account of a client for which a person makes the investment decisions if that person has full discretion to trade in securities for the account without requiring the client’s express consent to a transaction.

Schedule B

☐	(d)	a person or company registered under the securities legislation of a jurisdiction of Canada as an adviser, investment dealer, mutual fund dealer or exempt market dealer;

☐	(e)	a pension fund that is regulated by either the Office of the Superintendent of Financial Institutions or a pension commission or similar regulatory authority of a jurisdiction of Canada or a wholly-owned subsidiary of such a pension fund;

☐	(f)	an entity organized in a foreign jurisdiction that is analogous to any of the entities referred to in paragraphs (a) through (e);

☐	(g)	the Government of Canada or a jurisdiction of Canada, or any Crown corporation, agency or wholly-owned entity of the Government of Canada or a jurisdiction of Canada;

☐	(h)	any national, federal, state, provincial, territorial or municipal government of or in any foreign jurisdiction, or any agency of that government;

☐	(i)	a municipality, public board or commission in Canada and a metropolitan community, school board, the Comité de gestion de la taxe scolaire de l’île de Montréal or an intermunicipal management board in Quebec;

☐	(j)	a trust company or trust corporation registered or authorized to carry on business under the Trust and Loan Companies Act (Canada) or under comparable legislation in a jurisdiction of Canada or a foreign jurisdiction, acting on behalf of a managed account managed by the trust company or trust corporation, as the case may be;

☐	(k)	a person or company acting on behalf of a managed account managed by person or company, if the person or company is registered or authorized to carry on business as an adviser or the equivalent under the securities legislation of a jurisdiction of Canada or a foreign jurisdiction;

☐	(l)

an investment fund if one or both of the following apply:

(i) the fund is managed by a person or company registered as an investment fund manager under the securities legislation of a jurisdiction of Canada;

(ii)  the fund is advised by a person or company authorized to act as an adviser under the securities legislation of a jurisdiction of Canada;

☐	(m)	in respect of a dealer, a registered charity under the Income Tax Act (Canada) that obtains advice on the securities to be traded from an eligibility adviser or an adviser registered under the securities legislation of the jurisdiction of the registered charity;

Schedule B

☐	(n)	in respect of an adviser, a registered charity under the Income Tax Act (Canada) that is advised by an eligibility adviser or an adviser registered under the securities legislation of the jurisdiction of the registered charity;

☐	(o)	a registered charity under the Income Tax Act (Canada) that obtains advice on the securities to be traded from an eligibility adviser or an adviser registered under the securities legislation of the jurisdiction of the registered charity;

☐	(p)	an individual who beneficially owns financial assets having an aggregate realizable value that, before taxes but net of any related liabilities, exceeds C$5 million;

☐	(q)	a person or company that is entirely owned by an individual or individuals referred to in paragraph (o), who holds the beneficial ownership interest in the person or company directly or through a trust, the trustee of which is a trust company or trust corporation registered or authorized to carry on business under the Trust and Loan Companies Act (Canada) or under comparable legislation in a jurisdiction of Canada or a foreign jurisdiction;

☐	(r)	a person or company, other than an individual or an investment fund, that has net assets of at least C$25,000,000 as shown on its most recently prepared financial statements; or

☐	(s)	a person or company that distributes securities of its own issue in Canada only to persons or companies referred to in paragraphs (a) through (r).

Schedule B